   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 21, 1995
                                                       REGISTRATION NO. 33-57057

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 4
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933

                               ----------------

                       NATIONAL MEDICAL ENTERPRISES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------
                 NEVADA                                95-2557091
    (State or other jurisdiction of                (I.R.S. Employer
     incorporation or organization)                Identification No.)
                              2700 Colorado Avenue
                         Santa Monica, California 90404
                                 (310) 998-8000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ----------------

                              SCOTT M. BROWN, ESQ.
              Senior Vice President, Secretary and General Counsel
                       National Medical Enterprises, Inc.
                              2700 Colorado Avenue
                         Santa Monica, California 90404
                                 (310) 998-8000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ----------------

                        Copies of all communications to:
         THOMAS C. JANSON, JR.                  KIRK A. DAVENPORT, ESQ.
  SKADDEN, ARPS, SLATE, MEAGHER & FLOM              LATHAM & WATKINS
   300 SOUTH GRAND AVENUE, SUITE 3400         885 THIRD AVENUE, SUITE 1000
     LOS ANGELES, CALIFORNIA 90071              NEW YORK, NEW YORK 10022
             (213) 687-5000                          (212) 906-1200

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                   PROPOSED        PROPOSED
                                      AMOUNT       MAXIMUM          MAXIMUM
     TITLE OF EACH CLASS OF           TO BE     OFFERING PRICE     AGGREGATE        AMOUNT OF
   SECURITIES TO BE REGISTERED      REGISTERED   PER UNIT(1)   OFFERING PRICE(1) REGISTRATION FEE
- -------------------------------------------------------------------------------------------------
 % Senior Notes due 2002.........  $300,000,000      100%        $300,000,000      $103,449(2)
 % Senior Subordinated Notes
 due 2005........................  $900,000,000      100%        $900,000,000      $310,347(2)

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.
(2) Previously paid.


                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE + +WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES +
+LAWS OF ANY SUCH JURISDICTION.                                                +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED FEBRUARY 21, 1995

PROSPECTUS

FEBRUARY 21, 1995
                                 $1,200,000,000

                       NATIONAL MEDICAL ENTERPRISES, INC.

                     $300,000,000   % SENIOR NOTES DUE 2002
              $900,000,000   % SENIOR SUBORDINATED NOTES DUE 2005

                                  ----------

  The Senior Notes and Senior Subordinated Notes (collectively, the "Notes") are being offered by National Medical Enterprises, Inc. ("NME" or the "Company"). The Notes are being issued to finance a portion of the cash purchase price to be paid in connection with the acquisition by the Company of American Medical Holdings, Inc. ("AMH"). This Offering (as defined herein) is contingent upon the consummation of such acquisition and upon the establishment of the New Credit Facility (as defined herein). Interest on the Notes will be payable semi-annually on March 1 and September 1 of each year, commencing September 1, 1995. The Senior Notes will not be redeemable by the Company prior to maturity. The Senior Subordinated Notes will be redeemable at the option of the Company, in whole or from time to time in part, at any time on or after March 1, 2000 at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. In addition, upon the occurrence of a Change of Control Triggering Event (as defined herein), each holder of Notes may require the Company to repurchase such Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. The Senior Notes and Senior Subordinated Notes have been approved for listing, subject to official notice of issuance, on the New York Stock Exchange under the symbols "NME 02" and "NME 05," respectively.
  The Senior Notes will be general unsecured obligations of the Company ranking senior to all subordinated indebtedness of the Company, including the Senior Subordinated Notes, and pari passu in right of payment with all other indebtedness of the Company, including borrowings under the New Credit Facility. Borrowings under the New Credit Facility will be secured by a first priority lien on certain collateral. After giving effect to this Offering, the Merger (as defined herein) and certain refinancing transactions, approximately $900.0 million in principal amount of outstanding indebtedness of NME will by its terms be subordinated to the Senior Notes. The Senior Subordinated Notes will be general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Debt (as defined herein) of the Company, including the Senior Notes and borrowings under the New Credit Facility. On a pro forma basis, as of November 30, 1994, after giving effect to the Merger and certain refinancing transactions, Senior Debt of the Company would have been approximately $2.4 billion, of which approximately $2.1 billion would have been secured indebtedness of NME. In addition, the Notes will be effectively subordinated to all indebtedness and other obligations of the Company's subsidiaries which, on a pro forma basis, after giving effect to the Merger and certain refinancing transactions, including the loan to a subsidiary of AMH of approximately $1.1 billion from borrowings under the New Credit Facility to complete such transactions, would have been approximately $1.5 billion at November 30, 1994 (excluding trade payables of $181.4 million at November 30, 1994).

  SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS IN CONNECTION WITH AN INVESTMENT IN THE NOTES OFFERED HEREBY.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------

                                               PRICE    UNDERWRITING  PROCEEDS
                                              TO THE   DISCOUNTS AND    TO THE
                                             PUBLIC(1) COMMISSIONS(2) COMPANY(3)
- --------------------------------------------------------------------------------
Per Senior Note.............................        %            %            %
Total....................................... $           $            $
Per Senior Subordinated Note................        %            %            %
Total....................................... $           $            $

- --------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from the date of issuance.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses payable by the Company, estimated at $2.4 million.

  The Notes are offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, and subject to various prior conditions. The Underwriters reserve the right to withdraw, cancel or modify any such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made in New York, New York on or about March 1, 1995, against payment in same day funds.

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

MERRILL LYNCH & CO.           MORGAN STANLEY & CO.          SALOMON BROTHERS INC
                                  INCORPORATED

J. P. MORGAN SECURITIES INC.
                   BT SECURITIES CORPORATION
                                       SMITH BARNEY INC.
                                                             BA SECURITIES, INC.

                             AVAILABLE INFORMATION

  National Medical Enterprises, Inc., a Nevada corporation ("NME" or the "Company"), has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), for the registration of the Notes (as defined herein) offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Notes, reference is made to the Registration Statement, including the exhibits thereto, and the financial statements and notes filed as a part thereof. Statements made in this Prospectus concerning the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed with the Commission as an exhibit, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. The reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Room 3190, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE") and the Pacific Stock Exchange (the "PSE") under the symbol "NME." Reports, proxy statements and other information filed by the Company may be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005 and at the offices of the PSE at 301 Pine Street, San Francisco, California 94104.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to the Exchange Act (File No. 0-11290) are incorporated in this Prospectus by reference and are made a part hereof:

  1. Annual Report on Form 10-K for the fiscal year ended May 31, 1994 (as amended, the "NME 10-K");

  2. Form 10K/A filed with the Commission on January 18, 1995, which amends the aforesaid Annual Report on Form 10-K;

  3. Quarterly Reports on Form 10-Q for the quarterly periods ended August 31, 1994 and November 30, 1994;

  4. Current reports on Form 8-K dated January 31, 1995 and February 10, 1995.

  5. The portions of NME's Proxy Statement for the Annual Meeting of Shareholders held on September 28, 1994 that have been incorporated by reference into the NME 10-K; and

  6. The portions of NME's 1994 Annual Report to Shareholders for the fiscal year ended May 31, 1994 that have been incorporated by reference into the NME 10-K.

  All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon oral or written request, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Written or telephone requests should be directed to National Medical Enterprises, Inc., 2700 Colorado Avenue, Santa Monica, California 90404, Attention: Scott M. Brown, Esq., Senior Vice President, Secretary and General Counsel (telephone (310) 998-8000).

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                70 DOMESTIC GENERAL HOSPITALS WITH 15,453 BEDS

The following table sets forth certain information relating to each of the domestic general hospitals operated by NME and AMH at November 30, 1994 grouped by geographic area and by state. Hospitals operated by AMH appear in italicized (capital) type. Excluded from the table below are 13 general hospitals operated by NME in Australia, Singapore, Spain and Malaysia, with a total of 1,693 licensed beds at November 30, 1994. Also excluded are six rehabilitation hospitals, seven long-term care facilities, five psychiatric facilities and several ancillary facilities operated by NME and AMH at November 30, 1994.

                                                                         LICENSED
      FACILITY                                      LOCATION               BEDS
      --------                                      --------             --------
      California--Greater Los Angeles
  1   Lakewood Regional Medical Center              Lakewood               175
  2   Los Alamitos Medical Center                   Los Alamitos           173
  3   Century City Hospital                         Los Angeles            190
  4   USC University Hospital                       Los Angeles            261
  5   Garfield Medical Center                       Monterey Park          223
  6   Placentia Linda Community Hospital            Placentia              114
 *7   TARZANA REGIONAL MEDICAL CENTER               TARZANA                233
 *8   ENCINO HOSPITAL                               ENCINO                 151
 *9   SOUTH BAY HOSPITAL                            REDONDO BEACH          2O1
*10   MEDICAL CENTER OF NORTH HOLLYWOOD             NORTH HOLLYWOOD        163
*11   GARDEN GROVE HOSPITAL AND MEDICAL CENTER      GARDEN GROVE           167
*12   IRVINE MEDICAL CENTER                         IRVINE                 176
*13   SAN DIMAS COMMUNITY HOSPITAL                  SAN DIMAS               99

      Other California
 14   Alvarado Hospital Medical Center              San Diego              231
 15   Twin Cities Community Hospital                Templeton               84
 16   Doctors Medical Center of Modesto             Modesto                433
 17   Doctors Hospital of Pinole                    Pinole                 137
 18   Redding Medical Center                        Redding                185
 19   San Ramon Regional Medical Center             San Ramon              123
 20   John F. Kennedy Memorial Hospital             Indio                  130
 21   Doctors Hospital of Manteca                   Manteca                 73
 22   Community Hospital & Rehabilitation
        Center of Los Gatos                         Los Gatos              175
*23   SIERRA VISTA REGIONAL MEDICAL CENTER          SAN LUIS OBISPO        195

      Southeastern Florida
 24   Delray Community Hospital                     Delray Beach           211
 25   West Boca Medical Center                      Boca Raton             185
 26   Hollywood Medical Center                      Hollywood              334
*27   PALM BEACH GARDENS MEDICAL CENTER             PALM BEACH GARDENS     204
*28   NORTH RIDGE MEDICAL CENTER                    FT. LAUDERDALE         395
*29   PALMETTO GENERAL HOSPITAL                     HIALEAH                360

      Greater Tampa/St. Petersburg, Florida Area
 30   Seven Rivers Community Hospital               Crystal River          128
 31   Palms of Pasadena Hospital                    St. Petersburg         310
*32   TOWN AND COUNTRY HOSPITAL                     TAMPA                  201
*33   MEMORIAL HOSPITAL OF TAMPA                    TAMPA                  174

      Texas
 34   Sierra Medical Center                         El Paso                365
 35   Trinity Medical Center                        Carrollton             149
 36   Doctors Hospital                              Dallas                 270
 37   RHD Memorial Medical Center                   Dallas                 190
*38   NACOGDOCHES MEDICAL CENTER                    NACOGDOCHES            150
*39   PARK PLAZA                                    HOUSTON                468
*40   ODESSA REGIONAL HOSPITAL                      ODESSA                 100
*41   BROWNSVILLE MEDICAL CENTER                    BROWNSVILLE            165
*42   MID-JEFFERSON HOSPITAL                        NEDERLAND              138
*43   PARK PLACE HOSPITAL                           PORT ARTHUR            223
*44   TWELVE OAKS HOSPITAL                          HOUSTON                336

      Louisiana--Greater New Orleans
 45   Northshore Regional Medical Center            Slidell                174
 46   Meadowcrest Hospital                          Gretna                 200
 47   Doctors Hospital of Jefferson                 Metairie               138
 48   Jo Ellen Smith Medical Center                 New Orleans            164
 49   St. Charles General Hospital                  New Orleans            173
*50   ST. JUDE MEDICAL CENTER                       KENNER                 300

      Missouri
 51   Kirksville Osteopathic Medical Center         Kirksville             119
 52   Lutheran Medical Center                       St. Louis              408
*53   COLUMBIA REGIONAL HOSPITAL                    COLUMBIA               301
*54   LUCY LEE HOSPITAL                             POPLAR BLUFF           201

      Tennessee
 55   University Medical Center                     Lebanon                260
 56   John W. Harton Regional Medical Center        Tullahoma              137
*57   ST. FRANCIS HOSPITAL                          MEMPHIS                890

      Seven Additional States
*58   CENTRAL ARKANSAS HOSPITAL                     SEARCY, AK             169
*59   NATIONAL PARK MEDICAL CENTER                  HOT SPRINGS, AK        166
*60   ST. MARY'S REGIONAL HOSPITAL                  RUSSELLVILLE, AK       170
*61   BROOKWOOD MEDICAL CENTER                      BIRMINGHAM, AL         586
*62   NORTH FULTON REGIONAL HOSPITAL                ROSWELL, GA            167
*63   SPALDING REGIONAL HOSPITAL                    GRIFFIN, GA            160
*64   CULVER UNION HOSPITAL                         CRAWFORDSVILLE, IN     120
*65   SAINT JOSEPH HOSPITAL                         OMAHA, NE              374
*66   FRYE REGIONAL MEDICAL CENTER                  HICKORY, NC            355
*67   CENTRAL CAROLINA HOSPITAL                     SANFORD, NC            137
*68   PIEDMONT MEDICAL CENTER                       ROCK HILL, SC          268
*69   EAST COOPER COMMUNITY HOSPITAL                MOUNT PLEASANT, SC     100
*70   HILTON HEAD HOSPITAL                          HILTON HEAD, SC         68

*  AMH operated

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Prospectus or incorporated herein by reference.

                                  THE COMPANY

  National Medical Enterprises, Inc. ("NME" or the "Company") is a leading investor-owned healthcare company that operates general hospitals and related healthcare facilities serving primarily urban and regional areas in the United States and abroad and that holds investments in other healthcare companies. At November 30, 1994, NME operated 33 domestic general hospitals, with a total of 6,622 licensed beds, located in California, Florida, Louisiana, Missouri, Tennessee and Texas. NME operates six rehabilitation hospitals, seven long-term care facilities and four psychiatric facilities located on the same campus as, or nearby, the Company's general hospitals. In addition, NME operates ancillary facilities, including outpatient surgery centers, home healthcare programs and ambulatory, occupational and rural healthcare clinics. Through its international hospital division, NME also operated 13 general hospitals in Australia, Singapore, Spain and Malaysia, with a total of 1,693 licensed beds at November 30, 1994. For the 12 months ended November 30, 1994, NME had adjusted net operating revenues and adjusted EBITDA (as defined herein) of $2.6 billion and $510.3 million, respectively. See "Supplemental Discussion of Adjusted Results of Operations of NME."

  NME's investments in other healthcare companies include: (i) an approximately 27% voting interest in The Hillhaven Corporation ("Hillhaven"), a publicly traded company listed on the New York Stock Exchange (the "NYSE") that operated 287 long-term care facilities, 57 pharmacies and 19 retirement housing communities in the United States at November 30, 1994; (ii) an approximately 42% interest in Westminster Health Care Holdings PLC ("Westminster"), a publicly traded company listed on the London Stock Exchange that operated 65 long-term care facilities in the United Kingdom at November 30, 1994; and (iii) an approximately 23% interest in Total Renal Care, Inc. ("TRC"), which operated 42 freestanding kidney dialysis units in nine states at November 30, 1994. See "Business--Other Healthcare Interests."

  On October 10, 1994, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with American Medical Holdings, Inc. ("AMH") pursuant to which AMH will become a wholly owned subsidiary of the Company (the "Merger"). AMH is a leading investor-owned healthcare company that operates general hospitals and related healthcare facilities serving primarily urban and regional areas in 13 states. At November 30, 1994, AMH operated 37 general hospitals with a total of 8,831 licensed beds and one psychiatric facility with 171 licensed beds. The AMH hospitals are located in Texas, Florida, California, Louisiana, Missouri, Tennessee, Arkansas, North Carolina, South Carolina, Georgia, Alabama, Indiana and Nebraska. AMH also operates ancillary facilities located on the same campus as, or nearby, many of its hospitals, including outpatient surgery centers, rehabilitation units, long-term care facilities, home healthcare programs and ambulatory, occupational and rural healthcare clinics. For the 12 months ended November 30, 1994, AMH had net operating revenues and EBITDA of $2.5 billion and $496.5 million, respectively. See "Selected Historical Financial Information of AMH."

  Following the Merger, the Company will operate 70 domestic general hospitals, with a total of 15,453 licensed beds, serving primarily urban and regional areas in 13 states. On a pro forma combined basis, the Company's net operating revenues, EBITDA and income from continuing operations for the 12 months ended November 30, 1994, would have been approximately $5.1 billion, $1.0 billion and $231.4 million, respectively. See "Pro Forma Financial Information." These pro forma combined results do not give effect to certain cost savings that management believes may be realized following the Merger, currently estimated to be approximately $60.0 million annually beginning in fiscal 1996 (before any severance or other costs of implementing certain efficiences), equivalent to approximately 1.2% of the pro forma combined net operating revenues for the 12 months ended November 30, 1994. These savings are expected to be realized primarily through the elimination of duplicative corporate overhead, reduced supplies expense through the incorporation of AMH into the Company's group purchasing program, and from improved collection of AMH accounts receivable by the Company's wholly owned debt collection business, Syndicated Office Systems, Inc. ("SOS"). No assurances can be made as to the amount of cost savings, if any, that actually will be realized.

  The Company's principal executive offices are located at 2700 Colorado Avenue, Santa Monica, California 90404, and its telephone number is (310) 998-8000.

                               BUSINESS STRATEGY

  The Company's strategic objective is to provide quality, cost-effective healthcare services in selected geographic areas. NME believes that competition among healthcare providers occurs primarily at the local level. Accordingly, the Company tailors its local strategies to address the specific competitive characteristics of each geographic area in which it operates, including the number of facilities operated by NME, the nature and structure of physician practices and physician groups, the extent of managed care penetration, the number and size of competitors and the demographic characteristics of the area. Key elements of the Company's strategy are:

  . to develop integrated healthcare delivery systems by coordinating the operations and services of the Company's facilities with other hospitals and ancillary care providers and through alliances with physicians and physician groups;

  . to reduce costs through enhanced operating efficiencies while improving the quality of care provided;

  . to develop and maintain its strong relationships with physicians and generally to foster a physician-friendly culture;

  . to enter into discounted fee for service arrangements, capitated contracts and other managed care contracts with third party payors; and

  . to acquire hospitals, groups of hospitals, other healthcare businesses, ancillary healthcare providers, physician practices and physician practice assets where appropriate to accelerate the development of quality, cost-effective integrated healthcare delivery systems.

  NME believes that the Merger represents an opportunity to acquire a substantial portfolio of hospitals providing quality, cost-effective care. AMH's general hospitals operate primarily in urban and regional areas and are comparable in size to those operated by the Company, with an average size at November 30, 1994 of 239 licensed beds as compared to 201 licensed beds for NME. In addition, a number of these hospitals are located in geographic areas where NME currently operates hospitals, including southern California, southeastern Florida, the greater New Orleans area and the central coast of California. The Merger will provide an opportunity for the Company to coordinate the services it provides in these geographic areas with those services provided by AMH, which the Company believes will accelerate its development of integrated healthcare delivery systems in these areas. The Merger also expands the Company's operations into several new geographic areas, including Arkansas, North Carolina, South Carolina, Georgia, Alabama, Indiana and Nebraska.

                            FINANCING FOR THE MERGER

  In connection with the consummation of the Merger, the Company anticipates issuing approximately 33.2 million shares of its common stock and paying approximately $1.5 billion in cash to AMH stockholders. In addition, the Company anticipates repaying approximately $364.6 million of indebtedness of NME under its existing credit facility, repaying approximately $92.9 million of indebtedness of NME that matures prior to or shortly after the consummation of the Merger and repurchasing pursuant to tender offers up to $169.5 million aggregate face amount of medium term notes of NME with maturities through 1997. In addition, American Medical International, Inc. ("AMI"), a wholly owned subsidiary of AMH, anticipates repaying approximately $262.0 million of indebtedness under its existing credit facility, repaying approximately $151.5 million aggregate face amount of indebtedness of AMI that matures prior to the consummation of the Merger and repurchasing pursuant to recently commenced tender offers up to $681.1 million aggregate face amount of indebtedness of AMI and redeeming approximately $47.8 million aggregate face amount of indebtedness of AMI. In connection with the tender offers for certain of the AMI debt securities, NME solicited (the "Consent Solicitations") and has obtained consents from the holders thereof to eliminate certain of the restrictive covenants in the indentures relating to such securities. See "The Merger and Financing."

  The cash paid in connection with the Merger, the tender offers and the redemption and repayment of certain other indebtedness, together with the fees and expenses incurred in connection therewith, will be financed through: (i) the proceeds from this offering of Notes (this "Offering"); (ii) borrowings under NME's new bank credit facility (the "New Credit Facility") providing for aggregate commitments of up to $2.3 billion, including a $500.0 million revolving credit facility; and (iii) the available cash balances of NME and AMH. This Offering is conditioned upon the consummation of the Merger and the Consent Solicitations and the establishment of the New Credit Facility. See "The Merger and Financing" and "Description of the New Credit Facility."

                                  THE OFFERING

Notes Offered..................... $300.0 million principal amount of   %
                                   Senior Notes due 2002 (the "Senior Notes")
                                   and $900.0 million principal amount of   %
                                   Senior Subordinated Notes due 2005 (the
                                   "Senior Subordinated Notes" and, together with the Senior Notes, the "Notes").

Maturity Dates....................
                                   September 1, 2002 with respect to the
                                   Senior Notes and March 1, 2005 with respect to the Senior Subordinated Notes.

Interest Payment Dates............
                                   March 1 and September 1, commencing
                                   September 1, 1995.

Mandatory Redemption.............. None.

Optional Redemption...............
                                   The Senior Notes will not be redeemable by NME prior to maturity. The Senior Subordinated Notes will be redeemable at the option of NME, in whole or from time to time in part, at any time on or after March 1, 2000 at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. See "Description of Notes--Optional Redemption."

Change of Control................. Upon a Change of Control Triggering Event
                                   (as defined herein), each holder of Notes will have the right to require NME to repurchase such holder's Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. The terms of the New Credit Facility will prohibit the Company from purchasing Notes upon the occurrence of a Change of Control Triggering Event. The terms of the indenture governing the Senior Notes will not restrict the Company's ability to purchase Senior Subordinated Notes upon the occurrence of a Change of Control Triggering Event. See "Description of Notes--Repurchase at the Option of Holders--Change of Control," and "Description of the New Credit Facility."

Ranking........................... The Senior Notes will be general unsecured obligations of the Company ranking senior to all subordinated indebtedness of the Company, including the Senior Subordinated Notes, and will rank pari passu in right of payment with the Company's other existing and future indebtedness, including borrowings under the New Credit Facility. Borrowings under the New Credit Facility will be secured by a first priority lien on the capital stock of the Company's direct subsidiaries, all intercompany indebtedness owed to the Company and one of the Company's subsidiary's equity investment in Westminster and will have priority as to such collateral over the Senior Notes. The intercompany indebtedness owed to the Company by the Company's subsidiaries, on a pro forma basis giving effect to the Merger and the Refinancing, including the loan to AMI of funds to complete the AMI Tender Offers, the AMI Redemptions (each, as defined herein) and the refinancing of the AMI credit facility, would have been approximately $1.1 billion at November 30, 1994. See "Pro Forma Financial Information." The Senior Subordinated Notes will be general unsecured obligations of the Company subordinated in right of payment to all existing and future Senior Debt (as defined herein) of the Company, including the Senior Notes and borrowings under the New Credit Facility. On a pro forma basis, as of November 30, 1994, after giving effect to the Merger and the Refinancing, Senior Debt of the Company would have been approximately $2.4 billion, of which approximately $2.1 billion would have been secured indebtedness of NME. See "Historical and Pro Forma Capitalization," "The Merger and Financing," "Description of the New Credit Facility," "Description of Notes--General" and "--Subordination of Senior Subordinated Notes." After giving effect to this Offering, the Merger and the Refinancing, approximately $900.0 million in principal amount of outstanding indebtedness of NME will by its terms be subordinated to the Senior Notes. In addition, both the Senior Notes and the Senior Subordinated Notes will be effectively subordinated to all of the outstanding indebtedness and other obligations of the Company's subsidiaries which, on a pro forma basis at November 30, 1994, after giving effect to the Merger and the Refinancing, including the loan to AMI of approximately $1.1 billion from borrowings under the New Credit Facility to complete such transactions, would have been approximately $1.5 billion (based upon certain assumptions as to the amounts of indebtedness of AMI to be redeemed or repurchased and excluding trade payables of $181.4 million at November 30, 1994). See "Pro Forma Financial Information." The Indentures (as defined herein) will limit the ability of subsidiaries of NME to incur additional indebtedness.

Certain Covenants................. The Indenture governing the Senior Notes
                                   (the "Senior Note Indenture") and the
                                   Indenture governing the Senior Subordinated
                                   Notes (the "Senior Subordinated Note
                                   Indenture" and, together with the Senior
                                   Note Indenture, the "Indentures") will
                                   contain certain covenants, including, but not limited to, covenants limiting: (i) the incurrence by the Company and its subsidiaries of additional indebtedness;
                                   (ii) the payment of dividends on and the redemption of capital stock by the Company;
                                   (iii) the creation of liens securing
                                   indebtedness; (iv) restrictions on the
                                   ability of subsidiaries to pay dividends;
                                   (v) transactions with affiliates; (vi) the sale of assets; and (vii) the Company's ability to consolidate or merge with or into, or to transfer all or substantially all of its assets to, another person. See "Description of Notes--Certain Covenants."

Use of Proceeds...................
                                   The net proceeds to the Company from the sale of the Notes are estimated to be approximately $1,167.3 million (after deducting estimated expenses and underwriting discounts and commissions). The Company intends to use all of such net proceeds to pay a portion of the cash consideration payable to holders of the common stock, par value $0.01 per share, of AMH pursuant to the Merger Agreement. See "The Merger and Financing" and "Use of Proceeds."

                                  RISK FACTORS

  See "Risk Factors" for a discussion of certain factors that should be considered by prospective purchasers in connection with an investment in the Notes offered hereby.

                    SUMMARY PRO FORMA FINANCIAL INFORMATION

  The following table presents summary pro forma financial information derived from the Unaudited Pro Forma Condensed Combined Financial Statements included elsewhere in this Prospectus. The summary pro forma financial information gives effect to the following transactions and events as if they had occurred at the beginning of each period presented for purposes of the pro forma statements of operations and other operating information and on November 30, 1994 for purposes of the pro forma balance sheet data: (i) the August 1994 sale of approximately 75% of the common stock of TRC; (ii) the March 1994 sale of one inpatient rehabilitation hospital and the January 1994 sale of 28 inpatient rehabilitation hospitals and 45 related satellite outpatient clinics; (iii) the February 1994 sale of four long-term care facilities and the September 1993 sale of 19 long-term care facilities to Hillhaven (all of which properties previously had been leased to Hillhaven); (iv) the elimination of restructuring charges recorded by NME of $77.0 million in fiscal 1994; (v) the elimination of certain non-recurring gains recorded by NME and AMH; (vi) the Merger, applying the purchase method of accounting; and (vii) the consummation of this Offering and the refinancing of certain indebtedness of NME and AMI. The pro forma financial information was computed based upon the assumption that the aggregate amount of the term portion of the New Credit Facility was $2.0 billion and the aggregate amount of the Senior Subordinated Notes was $700.0 million. The term portion of the New Credit Facility has been reduced by $200.0 million and the Senior Subordinated Notes portion has been increased by such amount. Such change does not have a material impact on the pro forma financial information set forth herein. Assumptions regarding interest rates on the Notes also were changed slightly. The effect of these changes on the pro forma financial information set forth herein is de minimus, amounting to an increase in pro forma interest expense of less than $0.3 million per year.

  The Unaudited Pro Forma Condensed Combined Financial Statements do not purport to present the financial position or results of operations of NME had the transactions and events assumed therein occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. The following Summary Pro Forma Financial Information does not reflect certain cost savings that management believes may be realized following the Merger, currently estimated to be approximately $60.0 million annually beginning in fiscal 1996 (before any severance or other costs of implementing certain efficiencies). No assurances can be made as to the amount of cost savings, if any, that actually will be realized. The Unaudited Pro Forma Condensed Combined Financial Statements are based on certain assumptions and adjustments described in the Notes to Unaudited Pro Forma Condensed Combined Financial Statements and should be read in conjunction therewith and with "The Merger and Financing," "Supplemental Discussion of Adjusted Results of Operations of NME," "Management's Discussion and Analysis of Financial Condition and Results of Operations of NME," "Management's Discussion and Analysis of Financial Condition and Results of Operations of AMH" and the Consolidated Financial Statements of NME and AMH and the related Notes thereto included elsewhere in this Prospectus.

  NME reports its financial information on the basis of a May 31 fiscal year. AMH reports its financial information on the basis of an August 31 fiscal year. The Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended May 31, 1994 combines NME's Consolidated Statements of Operations for the fiscal year ended May 31, 1994 with AMH's Consolidated Statements of Operations for the fiscal year ended August 31, 1994. The Unaudited Pro Forma Combined Statements of Operations for the six months ended November 30, 1993 and 1994 combine the Consolidated Statements of Operations of NME and AMH for the same six-month periods.

                    SUMMARY PRO FORMA FINANCIAL INFORMATION

           (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND RATIOS)

                                                               SIX MONTHS
                                                             ENDED NOVEMBER
                                                 YEAR ENDED        30,
                                                  MAY 31,   ------------------
                                                    1994      1993      1994
                                                 ---------- --------  --------
STATEMENTS OF OPERATIONS DATA:
 Net operating revenues.........................  $4,965.7  $2,374.9  $2,555.4
 Operating expenses:
   Salaries and benefits........................   1,986.4     962.1   1,021.2
   Supplies.....................................     664.6     311.1     343.0
   Provision for doubtful accounts..............     267.3     129.0     135.9
   Other operating expenses.....................   1,077.0     534.3     565.9
   Depreciation.................................     238.3     118.2     123.9
   Amortization.................................      71.4      35.3      35.3
                                                  --------  --------  --------
 Operating income...............................     660.7     284.9     330.2
 Interest expense, net of capitalized portion...    (324.4)   (167.8)   (165.8)
 Investment earnings............................      28.0      24.1       9.4
 Equity in earnings of unconsolidated
  affiliates....................................      24.3      14.7      12.3
 Minority interest expense......................     (11.1)     (6.5)     (5.4)
                                                  --------  --------  --------
 Income from continuing operations before income
  taxes.........................................     377.5     149.4     180.7
 Taxes on income................................    (163.0)    (74.4)    (77.6)
                                                  --------  --------  --------
 Income from continuing operations..............  $  214.5  $   75.0  $  103.1
                                                  ========  ========  ========
 Earnings per common share from continuing
  operations, fully diluted.....................  $   1.03  $   0.36  $   0.50
 Weighted average number of shares outstanding
  (in 000's)....................................   214,277   213,305   214,657
 Ratio of earnings to fixed charges (1).........       1.9x                1.9x
OTHER OPERATING INFORMATION:
 EBITDA (2).....................................  $  970.4  $  438.4  $  489.4
 EBITDA margin..................................      19.5%     18.5%     19.2%
 Ratio of EBITDA to net interest expense (3)....       3.2x      2.9x      3.1x
 Ratio of total debt to EBITDA (4)..............       --        --        3.7x
 Capital expenditures...........................  $  279.5  $   99.1  $  117.3

                                                                     AS OF
                                                               NOVEMBER 30, 1994
                                                               -----------------
BALANCE SHEET DATA:
 Working capital..............................................     $  242.1
 Total assets.................................................      7,700.1
 Long-term debt, net of current portion.......................      3,581.8
 Shareholders' equity.........................................      1,924.1

- --------------------
(1) The ratio of earnings to fixed charges is calculated by dividing income from continuing operations before income taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense, including amortization of financing costs, and that portion of rental expense deemed to be representative of the interest component of rental expense.
(2) EBITDA represents operating income before depreciation and amortization. While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flows from operating activities, which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements. EBITDA is not necessarily a measure of the Company's ability to fund its cash needs. See the Consolidated Statements of Cash Flows of NME and AMH and the related Notes thereto included in this Prospectus. EBITDA is included herein because management believes that certain investors find it to be a useful tool for measuring the ability to service debt.
(3) Net of capitalized portion and net of pro forma interest income of $19.3 million for the year ended May 31, 1994 and $18.8 million and $7.0 million for the six months ended November 30, 1993 and 1994, respectively.
(4) Represents pro forma combined total debt outstanding at November 30, 1994 of $3,737.9 million divided by pro forma combined EBITDA of $1,006.8 million for the 12 months ended November 30, 1994.

                                  RISK FACTORS

  Prospective investors should consider carefully, in addition to the other information contained or incorporated by reference in this Prospectus, the following factors before purchasing the Notes offered hereby.

CERTAIN FINANCING CONSIDERATIONS; LEVERAGE

  In addition to the offering of the Notes hereby, NME intends to enter into the New Credit Facility with Morgan Guaranty Trust Company of New York, as administrative agent, and certain other lenders, that will provide for borrowings of up to $2.3 billion, of which approximately $1.8 billion will be term loans and approximately $500.0 million will be available as revolving credit loans and letters of credit. See "Description of the New Credit Facility." The Notes and a portion of the New Credit Facility will be used to pay the cash portion of the Merger consideration. The remainder of the New Credit Facility will be used to refinance certain existing indebtedness of NME and AMI and for working capital purposes.

  As of November 30, 1994, NME's total indebtedness was 37.0% of its total capitalization, includingshort-term debt. As adjusted on a pro forma basis to give effect to the Merger and certain related transactions, NME's total indebtedness would have been 66.0% of its total capitalization, including short-term debt. See "Historical and Pro Forma Capitalization."

  The New Credit Facility will include covenants prohibiting or limiting, among other things, the sale of assets, the making of acquisitions and other investments, capital expenditures, the incurrence of additional debt and liens and the payment of dividends, in addition to a minimum consolidated net worth requirement and certain ratio coverage tests. See "Description of the New Credit Facility." In addition, the Indentures will include, among other things, covenants limiting the incurrence of additional debt and liens and the payment of dividends. NME's failure to comply with any of these covenants could result in an event of default under its indebtedness, including the Notes, which in turn could have a material adverse effect on NME. See "Description of Notes-- Certain Covenants."

  The degree to which NME is leveraged and the covenants described above may adversely affect NME's ability to finance its future operations and could limit its ability to pursue business opportunities that may be in the interests of NME and its securityholders. In particular, changes in medical technology, existing, proposed and future legislation, regulations and the interpretation thereof, and the increasing importance of managed care contracts and integrated healthcare delivery systems may require significant investment in facilities, equipment, personnel or services. Although the Company believes that cash generated from operations and amounts available under the revolving credit portion of the New Credit Facility will be sufficient to allow it to make such investments, there can be no assurance that NME will be able to obtain the funds necessary to make such investments. Furthermore, tax-exempt or government-owned competitors have certain financial advantages such as endowments, charitable contributions, tax-exempt financing and exemption from sales, property and income taxes not available to NME, providing them with a potential competitive advantage in making such investments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of NME--Impact of the Merger" and "--Liquidity and Capital Resources."

COMPETITION

  The healthcare industry has been characterized in recent years by increased competition for patients and staff physicians, excess capacity at general hospitals, a shift from inpatient to outpatient settings and increased consolidation. The principal factors contributing to these trends are advances in medical technology, cost-containment efforts by managed care payors, employers and traditional health insurers, changes in regulations and reimbursement policies, increases in the number and type of competing healthcare providers and changes in physician practice patterns. NME's future success will depend, in part, on the ability of the Company's hospitals to continue to attract staff physicians, to enter into managed care contracts and to organize and structure integrated healthcare delivery systems with other healthcare providers and physician practice groups. There can be no assurance that NME's hospitals will continue to be able, on terms favorable to the Company, to attract physicians to their staffs, to enter into managed care contracts or to organize and structure integrated healthcare delivery systems, for which other healthcare companies with greater financial resources or a wider range of services may be competing. See "Business--Competition."

  NME's ability to continue to compete successfully for such contracts or to form or participate in such systems also may depend upon, among other things, NME's ability to increase the number of its facilities and services offered through the acquisition of hospitals, groups of hospitals, other healthcare businesses, ancillary healthcare providers, physician practices and physician practice assets and NME's ability to finance such acquisitions. There can be no assurance that suitable acquisitions, for which other healthcare companies with greater financial resources than NME may be competing, can be accomplished on terms favorable to NME or that financing, if necessary, can be obtained for such acquisitions. See "--Certain Financing Considerations; Leverage." There can be no assurance that NME will be able to operate profitably any hospitals, facilities, businesses or other assets it may acquire, effectively integrate the operations of such acquisitions or otherwise achieve the intended benefits of such acquisitions.

LIMITS ON REIMBURSEMENT

  Both NME and AMH derive a substantial portion of their net operating revenues from third-party payors, including the Medicare and Medicaid programs. See "Business--Medicare, Medicaid and Other Revenues." Changes in government reimbursement programs have resulted in limitations on increases in, and in some cases in reduced levels of, reimbursement for healthcare services, and additional changes are anticipated. Such changes are likely to result in further limitations on reimbursement levels. In addition, private payors, including managed care payors, increasingly are demanding discounted fee structures or the assumption by healthcare providers of all or a portion of the financial risk through prepaid capitation arrangements. Inpatient utilization, average lengths of stay and occupancy rates continue to be negatively affected by payor-required pre-admission authorization and utilization review and by payor pressure to maximize outpatient and alternative healthcare delivery services for less acutely ill patients. In addition, efforts to impose reduced allowances, greater discounts and more stringent cost controls by government and other payors are expected to continue. Although NME is unable to predict the effect these changes will have on its operations, as the number of patients covered by managed care payors increases, significant limits on the scope of services reimbursed and on reimbursement rates and fees could have a material adverse effect on the financial results of such operations.

EXTENSIVE REGULATION

  The healthcare industry is subject to extensive Federal, state and local regulation relating to licensure, conduct of operations, ownership of facilities, addition of facilities and services and prices for services. See "Business--Healthcare Regulation and Licensing." In particular, Medicare and Medicaid antifraud and abuse amendments codified under Section 1128B(b) of the Social Security Act (the "Antifraud Amendments") prohibit certain business practices and relationships that might affect the provision and cost of healthcare services reimbursable under Medicare and Medicaid. Sanctions for violating the Antifraud Amendments include criminal penalties and civil sanctions, including fines and possible exclusion from the Medicare and Medicaid programs. Pursuant to the Medicare and Medicaid Patient and Program Protection Act of 1987, the Department of Health and Human Services ("HHS") has issued regulations that describe some of the conduct and business relationships permissible under the Antifraud Amendments ("Safe Harbors"). NME believes its business arrangements comply in all material respects with applicable law and satisfy the Safe Harbors. The fact that a given business arrangement does not fall within a Safe Harbor does not render the arrangement per se illegal. Business arrangements of healthcare service providers that fail to satisfy the applicable Safe Harbor criteria, however, risk increased scrutiny by enforcement authorities. Because NME may be less willing than some of its competitors to enter into business arrangements that do not clearly satisfy the Safe Harbors, it could be at a competitive disadvantage in entering into certain transactions and arrangements with physicians and other healthcare providers.

  In addition, Section 1877 of the Social Security Act recently has been amended, effective January 1, 1995, to significantly broaden the scope of prohibited physician referrals under the Medicare and Medicaid programs to providers with which they have financial arrangements (the "Self-Referral Prohibitions"). Many states have adopted or are considering similar legislative proposals, some of which extend beyond the Medicaid program to all healthcare services. NME's participation in and development of joint ventures and other financial arrangements with physicians could be adversely affected by these amendments and similar state enactments.

  Certificates of Need, which are issued by certain state governmental agencies with jurisdiction over healthcare facilities, are at times required for capital expenditures exceeding a prescribed amount, changes in bed capacity or services and certain other matters. After consummation of the Merger, NME will operate hospitals in eight states that require state approval under Certificate of Need programs. NME is unable to predict whether it will be able to obtain any Certificates of Need in any jurisdiction where such Certificates of Need are required.

  NME is unable to predict the future course of Federal, state and local regulation or legislation, including Medicare and Medicaid statutes and regulations. Further changes in the regulatory framework could have a material adverse effect on the financial results of NME's operations.

HEALTHCARE REFORM LEGISLATION

  In recent years, an increasing number of legislative initiatives have been introduced or proposed in Congress and in state legislatures that would effect major changes in the healthcare system, either nationally or at the state level. Among the proposals under consideration are price controls on hospitals, insurance market reforms to increase the availability of group health insurance to small businesses, requirements that all businesses offer health insurance coverage to their employees and the creation of a government health insurance plan or plans that would cover all citizens. In 1993, President Clinton introduced a healthcare reform bill that included a number of measures that were broadly viewed as increasing the scope of government regulation of the healthcare industry. Key elements in the President's proposal and other healthcare reform proposals included various insurance market reforms, the requirement that businesses provide health insurance coverage for their employees, reductions or lesser increases in future Medicare and Medicaid reimbursement to providers and more stringent government cost controls. None of these proposals has been adopted. There continue to be efforts at the Federal level to introduce various insurance market reforms, expanded fraud and abuse and anti-referral legislation and further reductions in Medicare and Medicaid reimbursement. A broad range of both similar and more comprehensive healthcare reform initiatives is likely to be considered at the state level. NME cannot predict whether any of the above proposals or any other proposals will be adopted, and if adopted, no assurance can be given that the implementation of such reforms will not have a material adverse effect on NME's business.

CERTAIN LEGAL PROCEEDINGS

  NME has been involved in certain significant legal proceedings and investigations related principally to its discontinued psychiatric business. These proceedings and investigations include class action and derivative lawsuits by certain stockholders, psychiatric patient litigation alleging fraud and conspiracy, certain lawsuits filed by third-party private-payor insurance companies and investigations by various state and Federal agencies. NME (i) has reached agreements with the United States Department of Justice (the "DOJ"), HHS and the Securities and Exchange Commission (the "Commission") resolving all Federal healthcare and related disclosure investigations of the Company (but various government agencies are continuing to pursue investigations against certain individuals), (ii) has reached an agreement with the District of Columbia and all states where NME's psychiatric facilities received Medicaid payments, settling all potential state claims related to the matters that were the subject of the Federal investigations, (iii) has resolved the litigation between NME and the insurers, (iv) has reached agreements in principle to resolve the shareholder derivative lawsuit and one of the class action lawsuits, and (v) continues to resolve the cases brought by individual psychiatric patients. NME has disposed of substantially all of its psychiatric facilities, but continues to operate the remainder as a discontinued operation, pending their planned closure, sale or conversion to another use. NME has received inquiries from various other insurance companies and health benefit providers regarding the possible filing of claims. Additional lawsuits alleging malpractice at its psychiatric facilities and the existence of a corporate-wide conspiracy to commit wrongful acts have been filed, and NME expects that similar lawsuits may be filed from time to time against NME, its officers or directors. NME's reserves for unusual litigation costs represent management's estimate, based on the information currently available to it, of the net costs (including legal expenses) of the ultimate disposition of these matters. NME believes that its remaining reserves established for these matters are adequate to cover its ultimate liability. In the event such reserves are not adequate, however, the adverse determination of these matters could have a material adverse effect on NME's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of NME--Liquidity and Capital Resources," "Business--Certain Legal Proceedings" and Note 7 of Notes to the Consolidated Financial Statements of NME.

  In its agreements with the DOJ and HHS, NME agreed to maintain its previously established ethics program and ethics hotline and also agreed to implement certain additional compliance-related oversight procedures. Should the hotline or oversight procedures reveal, after investigation by NME, credible evidence of violations of criminal, or material violations of civil, laws, rules or regulations governing Federally funded programs, NME is required to report any such violation to the DOJ and HHS. As a result of the existing agreements with the DOJ and HHS and the recent legal proceedings and investigations in which NME has been involved, NME is subject to increased Federal and state regulatory scrutiny and, in the event that NME violates such decrees or engages in conduct that violates Federal or state laws, rules or regulations, NME may be subject to a risk of increased sanctions or penalties, including, but not limited to, partial or complete disqualification as a provider of Medicare or Medicaid services.

INCOME TAX EXAMINATIONS

  The Internal Revenue Service (the "IRS") is currently examining NME's Federal income tax returns for fiscal years 1986 through 1990 and has not yet begun examining any returns for subsequent years (collectively, the "Open Years"). Although the IRS has not challenged any of NME's positions in the Open Years, there can be no assurance that significant issues will not be raised. While NME has no reason to believe that the tax reserves it has established will be inadequate, if audits of the Open Years or fiscal 1994, for which NME has not yet filed a tax return, result in determinations significantly in excess of such reserves, NME's financial condition could be materially adversely affected.

DEPENDENCE ON KEY PERSONNEL AND PHYSICIANS

  NME's operations are dependent on the efforts, ability and experience of its key executive officers. NME's continued growth depends on its ability to attract and retain skilled employees, on the ability of its officers and key employees to manage growth successfully and on NME's ability to attract and retain physicians at its hospitals. In addition, the success of NME is, in part, dependent upon the number, specialties and quality of physicians on its hospitals' medical staffs, most of whom have no long-term contractual relationship with NME and may terminate their association with NME's hospitals at any time. The loss of some or all of these key executive officers or an inability to attract or retain sufficient numbers of qualified physicians could have a material adverse impact on NME's future results of operations.

PROFESSIONAL LIABILITY INSURANCE

  As is typical in the healthcare industry, each of NME and AMH is subject to claims and legal actions by patients and others in the ordinary course of business. Prior to the consummation of the Merger, NME and AMH have been partially self-insured for professional and general liability risks. NME and AMH each own a minority interest in HUG Services Inc. ("HUG"), which, through a wholly owned subsidiary, insures the excess professional and general liability risks for all NME hospitals and 35 AMH hospitals above the self-insured amounts, up to $25 million per occurrence and $30 million in the aggregate. HUG reinsures a substantial portion of the foregoing amounts. Both NME and AMH currently account for their interests in

HUG using the equity method. Following the Merger, NME will own an approximately 81% equity interest in HUG, and the assets, liabilities and results of operations of HUG will be consolidated with those of NME. See "Pro Forma Financial Information."

  NME, AMH and HUG maintain unfunded reserves for their professional liability risks which are based on actuarial estimates calculated and evaluated by independent actuaries. See Note 7 of the Notes to the Consolidated Financial Statements of NME. While cash from operations has been adequate to provide for unforeseen liability claims in the past, there can be no assurance that NME's cash flow will continue to be adequate to cover such claims following consummation of the Merger. If actual payments of claims with respect to NME's self-insured liabilities exceed projected payments of claims, the financial results of NME's operations could be materially adversely affected.

POSSIBLE INABILITY TO REPURCHASE NOTES UPON A CHANGE OF CONTROL

  The terms of the New Credit Facility will prohibit NME from repurchasing Notes upon the occurrence of a Change of Control Triggering Event. In addition, since the Company's obligations to repurchase the Senior Subordinated Notes upon a Change of Control Triggering Event are subordinated to the Company's obligations to repurchase the Senior Notes and to repay or repurchase other Senior Debt, in the event of a Change of Control Triggering Event, no payments may be made with respect to the Senior Subordinated Notes until all of the Company's obligations with respect to the Senior Notes and such other Senior Debt have been satisfied in full. Accordingly, NME may not be able to satisfy its obligations to repurchase the Notes unless NME is able to refinance or obtain waivers with respect to the New Credit Facility and certain other indebtedness, including, in the case of the Senior Subordinated Notes, the Senior Notes. There can be no assurance that NME will have the financial resources to repurchase the Notes in the event of a Change of Control Triggering Event, particularly if such Change of Control Triggering Event requires NME to refinance, or results in the acceleration of, other indebtedness. See "Description of Notes."

  The change of control provisions of the Indentures may not, in all instances, obligate the Company to repurchase Notes at the option of the holder thereof in the event NME incurs additional leverage through certain types of recapitalizations, leveraged buy-outs or similar transactions that could increase the indebtedness of the Company or decrease the value of the Notes.

SUBSIDIARY OPERATIONS; SUBORDINATION

  Since, both before and after consummation of the Merger, substantially all of the Company's operations are conducted, and substantially all of the assets of NME are owned, by its subsidiaries, the Notes effectively will be subordinated to all existing and future obligations and other liabilities (including trade payables) of NME's subsidiaries. Any right of NME to the assets of any of its subsidiaries upon the liquidation, reorganization or insolvency of such subsidiary (and the consequent right of the holders of the Notes to participate in those assets) will be subject to the claims of the creditors (including trade creditors) and preferred stockholders, if any, of such subsidiary, except to the extent NME has a claim against such subsidiary as a creditor of such subsidiary. In addition, in the event that claims of NME as a creditor of a subsidiary are recognized, such claims would be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by NME. The ability of NME and its subsidiaries to incur certain obligations is limited by certain of the restrictive covenants contained in the New Credit Facility and in the Indentures governing the Notes. Additionally, borrowings under the New Credit Facility will be secured by a first priority lien on the capital stock of the Company's direct subsidiaries, all intercompany indebtedness owed to the Company and one of the Company's subsidiary's equity investments, and will have priority as to such collateral over the Notes. The Indentures will limit the ability of subsidiaries of NME to incur additional indebtedness.

  In addition, NME's ability to make required principal and interest payments with respect to NME's indebtedness, including the Notes, depends on the earnings of its subsidiaries and on its ability to receive funds from such subsidiaries through dividends or other payments. Since the Notes are obligations of NME only, NME's subsidiaries are not obligated or required to pay any amounts due pursuant to the Notes or to make funds available therefor in the form of dividends or advances to NME.

  Further, the subordination provisions of the Senior Subordinated Note Indenture will provide that the Company may not pay any principal of, premium, if any, or interest on the Senior Subordinated Notes, or defease, repurchase, redeem or otherwise acquire or retire Senior Subordinated Notes during the continuance of a payment default with respect to any Designated Senior Debt (which will include all borrowings under the New Credit Facility and, after the repayment of the New Credit Facility, any other Senior Debt permitted under the Senior Subordinated Note Indenture the principal amount of which is $100.0 million or more and that has been designated by the Company as "Designated Senior Debt"), other than certain payments in the form of subordinated securities or from a defeasance trust. In addition, if any non-payment default occurs that would permit acceleration of any Designated Senior Debt, the holders of such Designated Senior Debt may prohibit the Company from making any such payment in respect of the Senior Subordinated Notes for a period of up to 179 days. Upon any liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company, holders of Senior Debt will be entitled to receive payment in full prior to any payment to the holders of the Senior Subordinated Notes (other than certain payments in the form of subordinated securities or from a defeasance trust). See "Description of Notes--Subordination of Senior Subordinated Notes."

NO PRIOR PUBLIC MARKET

  Although the Notes have been approved for listing on the NYSE, subject to official notice of issuance, the Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters (as defined herein) that, following the completion of this Offering, the Underwriters presently intend to make a market in the Notes as permitted by applicable laws and regulations. However, the Underwriters are under no obligation to do so and may discontinue any market making activities at any time at the sole discretion of the Underwriters. There can be no assurance as to the liquidity of the market that may develop for the Notes, the ability of holders of the Notes to sell their Notes or the prices at which holders would be able to sell their Notes. The Notes could trade at prices that may be higher or lower than the initial offering price thereof depending on many factors, including prevailing interest rates, the Company's operating results and the markets for similar securities. See "Underwriting."

                            THE MERGER AND FINANCING

THE MERGER

  On October 10, 1994, NME, AMH Acquisition Co., a Delaware corporation and a newly formed, wholly owned subsidiary of NME ("Merger Sub"), and AMH entered into the Merger Agreement pursuant to which Merger Sub will be merged with and into AMH and AMH will become a wholly owned subsidiary of NME. At the time the Merger becomes effective (the "Effective Time"), each outstanding share of common stock, par value $0.01 per share, of AMH (the "AMH Common Stock"), other than shares held by AMH stockholders who have elected appraisal rights and shares held by NME and its subsidiaries, will be converted into the right to receive (i) 0.42 of a share of common stock, par value $0.075 per share, of NME (the "NME Common Stock") and (ii) $19.00 in cash ($19.25 in cash if the Merger is consummated after March 31, 1995) (collectively, the "Merger Consideration"). The aggregate Merger Consideration will be approximately $1.5 billion in cash and approximately 32.7 million shares of NME Common Stock. Under certain limited circumstances, AMH stockholders will, at the option of AMH, be entitled to receive $6.88 in cash per share in lieu of the NME Common Stock constituting part of the Merger Consideration. As of January 10, 1995, AMH had an aggregate of 77,658,133 shares of common stock outstanding, not including 186,054 shares issuable upon the expected conversion of AMI's 9 1/2% Convertible Subordinated Debentures due 2001 (the "AMI 9 1/2% Convertible Debentures"). AMH has received written consents executed by the holders of record of approximately 61.4% of the outstanding shares of AMH Common Stock (the "Consenting Holders") approving and adopting the Merger and the Merger Agreement. The shares of NME Common Stock to be issued pursuant to the Merger, other than the shares to be received by the Consenting Holders, have been registered pursuant to a Registration Statement on Form S-4 which has previously been filed by NME with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). NME is also registering for resale pursuant to a shelf registration statement the shares of NME Common Stock to be issued pursuant to the Merger to the Consenting Holders, as well as certain shares held by "affiliates" of AMH.

  As of January 10, 1995, options to purchase 3,280,567 shares of AMH Common Stock (the "AMH Options") had been granted and remained outstanding and unexercised. The exercise price of each of the foregoing grants was equal to the fair market value of AMH Common Stock on the date that the grant or the date on which commitment to make the grant was made and range from $7.03 to $24.54 per share. Upon consummation of the Merger, except as described below, each AMH Option that is outstanding and unexercised, whether vested or unvested, will be cancelled (such cancellation, together with the cancellation of the AMH Options held by members of AMH's management described below, the "AMH Option Cancellation") in consideration for payment by AMH promptly after consummation of the Merger to holders of AMH Options of cash in an amount equal to (i) the product of (A) the sum of (x) $19.00 ($19.25 if the Merger is consummated after March 31, 1995), plus (y) 0.42 times the average closing sales price of a share of NME Common Stock on the NYSE over the ten consecutive trading days immediately preceding the consummation of the Merger, and (B) the number of shares of AMH Common Stock subject to AMH Options, less (ii) the exercise price of such AMH Options. The foregoing notwithstanding, selected executive employees of AMH who hold approximately 1,220,200 AMH Options, including Robert W. O'Leary and John T. Casey, who are nominees to the Board of Directors of NME, have agreed with AMH to cancel their AMH Options in exchange for an amount of cash and NME Common Stock equal to the Merger Consideration less an amount equal to the exercise price per share that such employees would have paid to AMH had they exercised their AMH Options prior to the consummation of the Merger. Payment of the AMH Option Cancellation will be funded from AMH's available cash balances or from borrowings under AMI's revolving credit facility and using shares of NME Common Stock issued to AMI in exchange for a note.

  Pursuant to the terms of the Merger Agreement, AMH has declared a special dividend (the "AMH Special Dividend") of $0.10 per share payable on February 28, 1995 to stockholders of record on February 10, 1995. Payment of the AMH Special Dividend will be funded from AMH's available cash balances or from borrowings under AMI's revolving credit facility.

RELATED TRANSACTIONS

  The AMI Tender Offers. NME has commenced tender offers (the "AMI Tender Offers") to purchase for cash any and all of AMI's outstanding 11% Senior Notes due 2000, 9 1/2% Senior Subordinated Notes due 2006, 13 1/2% Senior Subordinated Notes due 2001 and 15% Junior Subordinated Discount Debentures due 2005 (collectively, the "AMI Post 1991 Debt Securities") and 6 1/2% Dual Currency Notes due 1997 (the "AMI Dual Currency Bonds") and 5% Swiss Franc Bonds due 1996 (the "AMI 5% Bonds" and, together with the AMI Dual Currency Bonds, the "AMI Swiss Bonds"). The AMI Post 1991 Debt Securities had an aggregate outstanding principal amount (accreted principal amount in the case of the 15% Junior Subordinated Discount Debentures) of approximately $553.8 million at January 10, 1995. The AMI Swiss Bonds had an aggregate outstanding principal amount of approximately $127.3 million at November 30, 1994.

  In connection with the AMI Tender Offers for the AMI Post 1991 Debt Securities, NME solicited consents from the holders of the AMI Post 1991 Debt Securities to eliminate certain of the restrictive covenants in the indentures relating to such securities, including restricted payment covenants that would limit NME's access to the cash flow of AMI following the Merger. NME has received the required consents from holders of each issue of the AMI Post 1991 Debt Securities to the proposed amendments and AMI and the respective trustee under each indenture relating to the AMI Post 1991 Debt Securities have executed and delivered supplemental indentures to effect such amendments. The amendments will become effective upon the acceptance for purchase and payment of the AMI Post 1991 Debt Securities pursuant to the AMI Tender Offers. The obligation pursuant to the AMI Tender Offers to purchase securities of each issue properly tendered and not withdrawn is conditioned upon, among other things, (i) the execution of a supplemental indenture with respect to the applicable indenture providing for the proposed amendments, (ii) satisfaction or waiver of all of the conditions to the Merger set forth in the Merger Agreement and (iii) NME having entered into arrangements satisfactory to it with respect to financing necessary to complete the Merger, the AMI Tender Offers, the NME Tender Offers (as defined herein) and certain related transactions. In addition, NME's obligation to make consent payments with respect to each issue of the AMI Post 1991 Debt Securities is conditioned upon NME's acceptance of securities of such issue for purchase pursuant to the applicable AMI Tender Offer. The AMI Tender Offers are subject to a number of additional conditions. The AMI Tender Offers are expected to expire on the day prior to the Effective Time. Immediately after the Effective Time, NME intends to assign its right and obligation to purchase (and make consent payments with respect to) the AMI Post 1991 Debt Securities and the AMI Swiss Bonds under the AMI Tender Offers to AMI and transfer to AMI, from borrowings under the New Credit Facility, the amount of funds necessary to consummate such tender offers and make such payments. It is currently anticipated that AMI will consummate the AMI Tender Offers immediately thereafter. As of February 16, 1995, approximately $520.4 million aggregate principal amount (accreted principal amount in the case of the 15% Junior Subordinated Discount Debentures), or approximately 94.0%, of the AMI Post 1991 Debt Securities and approximately $4.0 million aggregate principal amount, or approximately 3.1%, of the Swiss Bonds had been tendered pursuant to the AMI Tender Offers. NME currently intends to permit the untendered securities to remain outstanding and reduce borrowings under the New Credit Facility accordingly. Changes in the aggregate amount of AMI Post 1991 Debt Securities or AMI Swiss Bonds purchased pursuant to the AMI Tender Offers are not expected to have a significant impact on NME's pro forma interest expense or consolidated indebtedness following the Merger although the Notes will be effectively subordinated to any untendered AMI Securities with respect to the assets of AMI. This Offering is conditioned upon consummation of the Consent Solicitations.

  The AMI Redemptions. AMI intends to call for redemption (the "AMI Redemptions") all of its outstanding AMI 9 1/2% Convertible Debentures and 11 1/4% Sinking Fund Debentures due 2015 (the "AMI 11 1/4% Debentures" and, together with the AMI Post 1991 Debt Securities, the AMI Swiss Bonds and the AMI 9 1/2% Convertible Debentures, the "AMI Debt Securities"). As of January 10, 1995 there were outstanding approximately $47.8 million in aggregate principal amount of AMI 11 1/4% Debentures, which are redeemable at a redemption price of 106.195% of the principal amount thereof for redemptions occurring prior to June 1, 1995, and 105.632% of the principal amount for a 12-month period thereafter, plus accrued interest to the redemption date. As of January 10, 1995, there was outstanding approximately $4.5 million in aggregate principal amount of the AMI 9 1/2% Convertible Debentures, which are redeemable at a redemption price of 100% of the principal amount thereof, plus accrued interest to the redemption date. The AMI 9 1/2% Convertible Debentures currently are convertible into an aggregate of 186,054 shares of AMH Common Stock at a conversion price of $24.38 per share. Because the conversion price is below the per share value of the Merger Consideration, based on the closing market price of NME Common Stock at February 16, 1995, NME currently expects that all of the outstanding AMI 9 1/2% Convertible Debentures will be converted by the holders thereof into shares of AMH Common Stock prior to the Effective Time.

  NME currently expects that the redemption date for the AMI 9 1/2% Convertible Debentures will be as soon as practicable after the Effective Time and that notices of redemption will be given with respect to the AMI 11 1/4% Debentures as soon as practicable following the Effective Time. Amounts required for the redemption of the AMI 9 1/2% Convertible Debentures, if any, and the AMI 11 1/4% Debentures will be transferred to AMI by NME. This Offering is conditioned upon the concurrent redemption or call for redemption of the AMI 11 1/4% Debentures and the AMI 9 1/2% Convertible Debentures pursuant to the AMI Redemptions.

  The NME Tender Offers. NME has commenced tender offers (the "NME Tender Offers") to purchase for cash any and all of an aggregate of approximately $169.5 million principal amount of NME's outstanding unsecured medium-term notes with maturities through 1997 and 7 3/8% Notes due 1997 (collectively, the "NME Medium Term Notes"). The NME Tender Offers are subject to a number of conditions but are not conditioned on any minimum principal amount of NME Medium Term Notes of any series being properly tendered and not withdrawn prior to the expiration of the NME Tender Offers. The NME Tender Offers are expected to expire on the day prior to the Effective Time, and payments for any NME Medium Term Notes accepted for payment are expected to be made immediately after the Effective Time. As of February 16, 1995, approximately $96.2 million aggregate principal amount, or approximately 56.8%, of the NME Medium Term Notes had been tendered pursuant to the NME Tender Offers. If less than all of the currently outstanding NME Medium Term Notes are tendered pursuant to the NME Tender Offers, NME currently intends to permit the untendered NME Medium Term Notes to remain outstanding and reduce borrowings under the New Credit Facility accordingly. Any change in the assumptions regarding the aggregate amount of NME Medium Term Notes purchased pursuant to the NME Tender Offers will not have a significant impact on NME's pro forma interest expense or consolidated indebtedness following the Merger.

  The Refinancing of the NME and AMI Credit Facilities and Other Indebtedness. NME intends to refinance the outstanding credit facilities of NME and AMI with borrowings under the New Credit Facility (the "Credit Facilities Refinancing"). At November 30, 1994, the balance outstanding under each of the NME credit facility and the AMI credit facility was $364.6 million and $262.0 million, respectively. See "Description of the New Credit Facility." In addition, NME and AMI anticipate repaying approximately $92.9 million and $151.5 million principal amount, respectively, of indebtedness that matures prior to or shortly after the consummation of the Merger (together with the AMI Tender Offers, the AMI Redemptions, the NME Tender Offers and the Credit Facilities Refinancing, the "Refinancing").

SOURCES AND USES OF FUNDS

  NME intends to finance the cash paid in connection with the Merger and the related transactions, together with the fees and expenses incurred in connection therewith with the proceeds from this Offering, borrowings under the New Credit Facility and the available cash balances of NME and AMH. See "Description of Notes" and "Description of the New Credit Facility."

  The following table sets forth the sources and uses of funds to be used to consummate the Merger and the Refinancing assuming (i) that the Merger is consummated on or prior to March 31, 1995, (ii) that the Notes are sold at a price to the public equal to 100% of the principal amount thereof, (iii) that substantially all of the NME Medium Term Notes and the AMI Post 1991 Debt Securities and the AMI Swiss Bonds are properly tendered and not withdrawn pursuant to the NME Tender Offers and the AMI Tender Offers, respectively and
(iv) that all of the AMI 9 1/2% Convertible Debentures are converted prior to the Effective Time. The sources and uses of funds set forth below are based upon the Company's best estimate of the results of the NME Tender Offers and the AMI Tender Offers and the other assumptions described above, which estimates and assumptions are subject to change.

                                                                      (DOLLARS
                                                                    IN MILLIONS)
SOURCES:
  New Credit Facility:
    Term loan......................................................   $1,800.0
    Revolver.......................................................      265.4
  Senior Notes.....................................................      300.0
  Senior Subordinated Notes........................................      900.0
  Cash of NME and AMH..............................................      129.5
                                                                      --------
                                                                      $3,394.9
                                                                      ========
USES:
  Cash portion of the Merger Consideration.........................   $1,478.3
  Repayment of certain AMI debt (1)................................    1,090.5
  Cash portion of the AMH Option Cancellation (2)..................       41.3
  AMH Special Dividend.............................................        7.8
  Repayment of certain NME debt (3)................................      611.4
  Estimated fees and expenses (4)..................................      165.6
                                                                      --------
                                                                      $3,394.9
                                                                      ========

- ---------------------
(1) Includes repayment of the balance of $262.0 million outstanding under the existing AMI credit facility as of November 30, 1994, the balance of the AMI Debt Securities that are being called for redemption (other than the AMI 9 1/2% Convertible Debentures that are assumed to be converted prior to the Effective Time), the balance (or the accreted value, as applicable) of the AMI Debt Securities that are expected to be repurchased and cancelled pursuant to the AMI Tender Offers, and the balance of AMI's 11 3/8% Notes due 1995 and 11 1/4% Pound Notes due 1995.

(2) Assumes a per share price for the NME Common Stock of $14.75 (representing the average closing price per share of NME Common Stock, as reported on the NYSE over the ten consecutive trading days immediately following the announcement of the Merger).

(3) Includes repayment of the balance of $364.6 million outstanding under the existing NME credit facility as of November 30, 1994, the principal amount of NME's 12 1/8% unsecured notes due April 1, 1995 and the principal amount of the NME Medium Term Notes that are expected to be repurchased and cancelled pursuant to the NME Tender Offers.

(4) To reflect estimated fees, costs and expenses of NME and AMH in the aggregate amount of approximately $165.6 million, including transaction fees, costs and expenses, deferred financing costs and an amount equivalent to the write-up of the debt to be refinanced to its fair value at November 30, 1994, which amounts are based on actual agreements, estimates provided by outside advisors and estimated payments in connection with the Refinancing, as determined by NME's financial advisors.

                                USE OF PROCEEDS

  The net proceeds to NME from the sale of the Notes in this Offering are estimated to be approximately $1,167.3 million (after deducting estimated expenses and underwriting discounts and commissions). NME intends to use all of such net proceeds to pay a portion of the Merger Consideration. See "The Merger and Financing."

                    HISTORICAL AND PRO FORMA CAPITALIZATION

  The following table sets forth the capitalization of NME and AMH at November 30, 1994 and of the Company as adjusted to give pro forma effect to the consummation of this Offering and the application of the net proceeds therefrom, and the consummation of the Merger and the Refinancing. See "The Merger and Financing" and "Pro Forma Financial Information."

                                              AS OF NOVEMBER 30, 1994
                                          -------------------------------------
                                          HISTORICAL    HISTORICAL    PRO FORMA
                                             NME           AMH        COMBINED
                                          ----------    ----------    ---------
Short-term borrowings and notes..........  $  112.9      $    --      $  112.9
Current portion of long-term debt........     495.1         156.2         43.2
                                           --------      --------     --------
  Total current debt.....................  $  608.0      $  156.2     $  156.1
                                           ========      ========     ========
Long-term debt, net of current portion:
  Existing credit facilities.............  $    --       $  262.0     $    --
  New Credit Facility....................       --            --       2,065.4
  Senior Notes...........................       --            --         300.0
  Other debt.............................     236.3 (1)     884.9 (2)    316.4
  Senior Subordinated Notes..............       --            --         900.0
                                           --------      --------     --------
    Total long-term debt.................     236.3       1,146.9      3,581.8
                                           --------      --------     --------
Shareholders' equity:
  NME common stock, par value $0.075,
   authorized 450,000,000 shares; issued
   185,587,666 shares, 218,794,709 shares
   pro forma (3).........................      13.9           --          16.3
  AMH common stock, par value $0.01,
   authorized 200,000,000 shares; issued
   77,622,233 shares, no shares pro forma
   ......................................       --            0.8          --
  Other shareholders' equity.............   1,698.8         872.8      2,184.8
  Less treasury stock, at cost,
   19,226,212 shares, 19,148,069 shares
   pro forma.............................    (278.1)          --        (277.0)
                                           --------      --------     --------
    Total shareholders' equity...........   1,434.6         873.6      1,924.1
                                           --------      --------     --------
    Total capitalization.................  $1,670.9      $2,020.5     $5,505.9
                                           ========      ========     ========

- ---------------------
(1) Includes the NME Medium Term Notes, other unsecured notes payable, mortgage notes and capitalized lease obligations. SeeNote 5 of the Notes to the Consolidated Financial Statements of NME.

(2) Includes the AMI Debt Securities, certain other secured and unsecured notes payable and capitalized lease obligations. See Note 5 of the Notes to the Consolidated Financial Statements of AMH.

(3) Does not include 37,454,646 shares of NME Common Stock reserved for issuance upon exchange of NME options and conversion of outstanding securities of NME.

                        PRO FORMA FINANCIAL INFORMATION

  The Unaudited Pro Forma Condensed Combined Financial Statements give effect to the following transactions and events as if they had occurred at the beginning of each period presented for purposes of the pro forma statements of operations and other operating information and on November 30, 1994 for purposes of the pro forma balance sheet data: (i) the August 1994 sale of approximately 75% of the common stock of TRC; (ii) the March 1994 sale of one inpatient rehabilitation hospital and the January 1994 sale of 28 inpatient rehabilitation hospitals and 45 related satellite outpatient clinics; (iii) the February 1994 sale of four long-term care facilities and the September 1993 sale of 19 long-term care facilities to Hillhaven (all of which properties previously had been leased to Hillhaven); (iv) the elimination of restructuring charges recorded by NME of $77.0 million in fiscal 1994; (v) the elimination of certain non-recurring gains recorded by NME and AMH; (vi) the Merger, applying the purchase method of accounting; and (vii) consummation of this Offering and the Refinancing. The pro forma financial information was computed based upon the assumption that the aggregate amount of the term portion of the New Credit Facility was $2.0 billion and the aggregate amount of the Senior Subordinated Notes was $700.0 million. The term portion of the New Credit Facility has been reduced by $200.0 million and the Senior Subordinated Note portion has been increased by such amount. Such change does not have a material impact on the pro forma financial information set forth herein. Assumptions regarding interest rates on the Notes also were changed slightly. The effect of these changes on the pro forma financial information set forth herein is de minimus, amounting to an increase in pro forma interest expense of less than $0.3 million per year.

  The Unaudited Pro Forma Condensed Combined Financial Statements do not purport to present the financial position or results of operations of NME had the transactions and events assumed therein occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. The following Unaudited Pro Forma Condensed Combined Financial Statements do not reflect certain cost savings that management believes may be realized following the Merger, currently estimated to be approximately $60.0 million annually beginning in fiscal 1996 (before any severance or other costs of implementing certain efficiencies). These savings are expected to be realized primarily through the elimination of duplicative corporate overhead, reduced supplies expense through the incorporation of AMH into the Company's group purchasing program and improved collection of AMH accounts receivable by SOS, the Company's wholly owned debt collection business. No assurances can be made as to the amount of cost savings, if any, that actually will be realized. The Unaudited Pro Forma Condensed Combined Financial Statements are based on certain assumptions and adjustments described in the Notes to Unaudited Pro Forma Condensed Combined Financial Statements and should be read in conjunction therewith and with "The Merger and Financing," "Supplemental Discussion of Adjusted Results of Operations of NME," "Management's Discussion and Analysis of Financial Condition and Results of Operations of NME," "Management's Discussion and Analysis of Financial Condition and Results of Operations of AMH" and the Consolidated Financial Statements of NME and AMH and the related Notes thereto included in this Prospectus.

  NME reports its financial information on the basis of a May 31 fiscal year. AMH reports its financial information on the basis of an August 31 fiscal year. The Unaudited Pro Forma Condensed Combined Statement of Operations combines NME's Consolidated Statements of Operations for the fiscal year ended May 31, 1994 with AMH's Consolidated Statements of Operations for the fiscal year ended August 31, 1994. The Unaudited Pro Forma Combined Statements of Operations for the six months ended November, 1993 and 1994 combine the Consolidated Statements of Operations of NME and AMH for these same six-month periods.

              NATIONAL MEDICAL ENTERPRISES, INC. AND SUBSIDIARIES

                AMERICAN MEDICAL HOLDINGS, INC. AND SUBSIDIARIES

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                             (DOLLARS IN MILLIONS)

                                           AS OF NOVEMBER 30, 1994
                                 ----------------------------------------------
                                 HISTORICAL HISTORICAL  PRO FORMA     PRO FORMA
                                    NME        AMH     ADJUSTMENTS    COMBINED
                                 ---------- ---------- -----------    ---------
             ASSETS
Current assets:
 Cash and cash equivalents......  $  131.8   $   21.3   $(1,527.4)(a) $   38.5
                                                          1,563.5 (b)
                                                           (165.6)(c)
                                                             14.9 (d)
 Short-term investments, at cost
  which approximates market.....      51.4                                51.4
 Accounts and notes receivable,
  less allowance for doubtful
  accounts......................     411.4      167.5        19.5 (d)    598.4
 Inventories of supplies, at
  cost..........................      54.8       64.2                    119.0
 Deferred income taxes..........     304.0       15.5        21.9 (e)    341.4
 Assets held for sale...........      26.5                                26.5
 Prepaid expenses and other
  current assets................      56.5       19.2                     75.7
                                  --------   --------   ---------     --------
    Total current assets........   1,036.4      287.7       (73.2)     1,250.9
Long-term receivables...........      67.7       16.3                     84.0
Investments and other assets....     306.2       84.7        60.2 (d)    451.1
Property, plant and equipment,
 net............................   1,780.9    1,482.2       275.0 (f)  3,538.1
Intangible assets, at cost less
 accumulated amortization.......     112.2    1,153.9     1,109.9 (g)  2,376.0
                                  --------   --------   ---------     --------
                                  $3,303.4   $3,024.8   $ 1,371.9     $7,700.1
                                  ========   ========   =========     ========
 LIABILITIES AND SHAREHOLDERS'
             EQUITY
Current liabilities:
 Short-term borrowings and
  notes.........................  $  112.9   $          $             $  112.9
 Accounts payable...............     139.0       98.2         1.8 (d)    239.0
 Employee compensation and
  benefits......................      82.5      106.2                    188.7
 Reserve related to discontinued
  operations....................      76.5                                76.5
 Income taxes payable...........      22.5                    1.6 (d)      --
                                                            (24.1)(e)
 Other current liabilities......     203.9      118.8        25.8 (d)    348.5
 Current portion of long-term
  debt..........................     495.1      156.2      (608.1)(b)     43.2
                                  --------   --------   ---------     --------
    Total current liabilities...   1,132.4      479.4      (603.0)     1,008.8
                                  --------   --------   ---------     --------
Long-term debt, net of current
 portion........................     236.3    1,146.9     2,171.6 (b)  3,581.8
                                                             (3.0)(h)
                                                             30.0 (f)
Other long-term liabilities and
 minority interests.............     374.1      306.2        65.4 (d)    745.7
Deferred income taxes...........     126.0      218.7        95.0 (e)    439.7
Shareholders' equity:
  Common stock..................      13.9        0.8         2.4 (i)     16.3
                                                             (0.8)(j)
  Other shareholders' equity....   1,698.8      872.8       478.5 (i)  2,184.8
                                                            (41.3)(k)
                                                             (7.8)(k)
                                                              3.0 (h)
                                                           (819.2)(j)
  Less: Common stock in
   treasury, at cost............    (278.1)                   1.1 (i)   (277.0)
                                  --------   --------   ---------     --------
    Total shareholders' equity..   1,434.6      873.6      (384.1)     1,924.1
                                  --------   --------   ---------     --------
                                  $3,303.4   $3,024.8   $ 1,371.9     $7,700.1
                                  ========   ========   =========     ========

   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

              NATIONAL MEDICAL ENTERPRISES, INC. AND SUBSIDIARIES

                AMERICAN MEDICAL HOLDINGS, INC. AND SUBSIDIARIES

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                 (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)

                         HISTORICAL                             HISTORICAL
                            NME                                    AMH
                         YEAR ENDED        NME                  YEAR ENDED        AMH                                  PRO
                          MAY 31,       ADJUSTMENTS     NME     AUGUST 31,    ADJUSTMENTS     AMH       PRO FORMA     FORMA
                            1994            (L)     AS ADJUSTED    1994           (M)     AS ADJUSTED  ADJUSTMENTS   COMBINED
                         ----------    ------------ ----------- ----------    ----------- ------------ -----------   --------
Net operating revenues.   $2,943.2       $(359.2)    $2,584.0    $2,381.7       $  --       $2,381.7     $  --       $4,965.7
Operating expenses:
 Salaries and benefits.    1,293.4        (176.0)     1,117.4       869.0                      869.0                  1,986.4
 Supplies..............      339.4         (14.8)       324.6       340.0                      340.0                    664.6
 Provision for doubtful
  accounts.............      107.0          (5.2)       101.8       165.5                      165.5                    267.3
 Other operating
  expenses.............      666.5        (113.8)       552.7       524.3                      524.3                  1,077.0
 Depreciation..........      142.7         (11.9)       130.8       118.1                      118.1      (10.6)(n)     238.3
 Amortization..........       18.1          (2.3)        15.8        38.6                       38.6       17.0 (o)      71.4
 Restructuring charges.       77.0         (77.0)         --          --                         --                       --
                          --------       -------     --------    --------       ------      --------     ------      --------
Operating income.......      299.1          41.8        340.9       326.2                      326.2       (6.4)        660.7
Interest expense, net
 of capitalized por-
 tion..................      (70.0)          5.0        (65.0)     (157.2)                    (157.2)    (102.2)(p)    (324.4)
Investment earnings....       27.7           1.9         29.6         2.7                        2.7       (4.3)(q)      28.0
Equity in earnings of
 unconsolidated
 affiliates............       23.8           0.5         24.3         --                         --                      24.3
Minority interest ex-
 pense.................       (8.2)          3.0         (5.2)       (5.9)                      (5.9)                   (11.1)
Net gain on disposals
 of facilities and
 long-term investments.       87.5         (87.5)         --         69.3        (69.3)          --                       --
                          --------       -------     --------    --------       ------      --------     ------      --------
Income from continuing
 operations before
 income taxes..........      359.9         (35.3)       324.6       235.1        (69.3)        165.8     (112.9)        377.5
Taxes on income........     (144.0)         13.8       (130.2)      (96.1)        25.9         (70.2)      37.4 (r)    (163.0)
                          --------       -------     --------    --------       ------      --------     ------      --------
Income from continuing
 operations............   $  215.9 (s)   $ (21.5)    $  194.4    $  139.0 (t)   $(43.4)     $   95.6     $(75.5)     $  214.5
                          ========       =======     ========    ========       ======      ========     ======      ========
Earnings per common
 share from continuing
 operations, fully
 diluted...............   $   1.23                   $   1.11    $   1.73                   $   1.19                 $   1.03
                          ========                   ========    ========                   ========                 ========
Weighted average number
 of shares outstanding,
 fully diluted
 (in 000's)............    181,087                    181,087                                            33,190 (u)   214,277
                          ========                   ========                                            ======      ========
Ratio of earnings to
 fixed charges.........        4.2x                       4.2x        2.4x                       1.9x                     1.9x
                          ========                   ========    ========                   ========                 ========

   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

              NATIONAL MEDICAL ENTERPRISES, INC. AND SUBSIDIARIES

                AMERICAN MEDICAL HOLDINGS, INC. AND SUBSIDIARIES

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 1994
                 (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)

                                         NME       NME                                   PRO
                          HISTORICAL ADJUSTMENTS    AS     HISTORICAL     PRO FORMA     FORMA
                             NME         (V)     ADJUSTED     AMH        ADJUSTMENTS   COMBINED
                          ---------- ----------- --------  ----------    -----------   --------
Net operating revenues..   $1,301.6    $(16.6)   $1,285.0   $1,270.4       $  --       $2,555.4
Operating expenses:
 Salaries and benefits..      556.2      (5.9)      550.3      470.9                    1,021.2
 Supplies...............      159.1       --        159.1      183.9                      343.0
 Provision for doubtful
  accounts..............       46.8      (0.4)       46.4       89.5                      135.9
 Other operating
  expenses..............      294.7      (6.8)      287.9      278.0                      565.9
 Depreciation...........       67.4      (0.6)       66.8       62.4         (5.3)(n)     123.9
 Amortization...........        7.7      (0.2)        7.5       19.6          8.2 (o)      35.3
                           --------    ------    --------   --------       ------      --------
Operating income........      169.7      (2.7)      167.0      166.1         (2.9)        330.2
Interest expense, net of
 capitalized portion....      (35.0)      --        (35.0)     (79.7)       (51.1)(p)    (165.8)
Investment earnings.....       10.4       --         10.4        1.2         (2.2)(q)       9.4
Equity in earnings of
 unconsolidated
 affiliates.............       12.4      (0.1)       12.3                                  12.3
Minority interest
 expense................       (3.8)      0.4        (3.4)      (2.0)                      (5.4)
Net gain on disposals of
 facilities and long-
 term investments.......       29.5     (29.5)        --         --           --            --
                           --------    ------    --------   --------       ------      --------
Income from continuing
 operations before
 income taxes...........      183.2     (31.9)      151.3       85.6        (56.2)        180.7
Taxes on income.........      (73.0)     12.4       (60.6)     (35.7)        18.7 (r)     (77.6)
                           --------    ------    --------   --------       ------      --------
Income from continuing
 operations.............   $  110.2    $(19.5)   $   90.7   $   49.9 (t)   $(37.5)     $  103.1
                           ========    ======    ========   ========       ======      ========
Earnings per common
 share from continuing
 operations, fully
 diluted................   $   0.63              $   0.52   $   0.63                   $   0.50
                           ========              ========   ========                   ========
Weighted average number
 of shares outstanding,
 fully diluted (in
 000's).................    181,467               181,467                  33,190 (u)   214,657
                           ========              ========                  ======      ========
Ratio of earnings to
 fixed charges..........        4.4x                  3.8x       1.9x                       1.9x
                           ========              ========   ========                   ========


   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

              NATIONAL MEDICAL ENTERPRISES, INC. AND SUBSIDIARIES

                AMERICAN MEDICAL HOLDINGS, INC. AND SUBSIDIARIES

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 1993
                 (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)

                                            NME       NME                                   PRO
                          HISTORICAL    ADJUSTMENTS    AS     HISTORICAL     PRO FORMA     FORMA
                             NME            (L)     ADJUSTED     AMH        ADJUSTMENTS   COMBINED
                          ----------    ----------- --------  ----------    -----------   --------
Net operating revenues..   $1,530.3       $(278.6)  $1,251.7   $1,123.2       $  --       $2,374.9
Operating expenses:
 Salaries and benefits..      698.1        (141.5)     556.6      405.5                      962.1
 Supplies...............      167.9         (12.5)     155.4      155.7                      311.1
 Provision for doubtful
  accounts..............       58.5          (5.6)      52.9       76.1                      129.0
 Other operating
  expenses..............      342.5         (74.2)     268.3      266.0                      534.3
 Depreciation...........       75.0          (9.3)      65.7       57.8         (5.3)(n)     118.2
 Amortization...........        9.5          (2.0)       7.5       18.5          9.3 (o)      35.3
                           --------       -------   --------   --------       ------      --------
Operating income........      178.8         (33.5)     145.3      143.6         (4.0)        284.9
Interest, net of
 capitalized
 portion ...............      (37.7)          3.9      (33.8)     (82.9)       (51.1)(p)    (167.8)
Investment earnings.....       14.1           1.9       16.0       10.3         (2.2)(q)      24.1
Equity in earnings of
 unconsolidated
 affiliates.............       14.7           --        14.7        --                        14.7
Minority interest
 expense................       (5.0)          2.3       (2.7)      (3.8)                      (6.5)
Net gain on disposals of
 facilities and long-
 term investments.......       29.0         (29.0)       --         --                         --
                           --------       -------   --------   --------       ------      --------
Income from continuing
 operations before
 income taxes...........      193.9         (54.4)     139.5       67.2        (57.3)        149.4
Taxes on income.........      (80.0)         21.2      (58.8)     (34.3)        18.7 (r)     (74.4)
                           --------       -------   --------   --------       ------      --------
Income from continuing
 operations.............   $  113.9 (s)   $  33.2   $   80.7   $   32.9 (t)   $(38.6)     $   75.0
                           ========       =======   ========   ========       ======      ========
Earnings per common
 share from continuing
 operations, fully
 diluted................   $   0.65                 $   0.46   $   0.42                   $   0.36
                           ========                 ========   ========                   ========
Weighted average number
 of shares outstanding,
 fully diluted
 (in 000's).............    180,115                  180,115                  33,190 (u)   213,305
                           ========                 ========                  ======      ========

   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

                          NOTES TO UNAUDITED PRO FORMA

                    CONDENSED COMBINED FINANCIAL STATEMENTS

  The Unaudited Pro Forma Condensed Combined Statements of Operations do not give effect to certain cost savings that may be realized after the consummation of the Merger, estimated by NME management to be approximately $60.0 million annually beginning in fiscal 1996 (before any severance or other costs of implementing such efficiencies). The anticipated savings are based on estimates and assumptions made by NME that are inherently uncertain, though considered reasonable by NME, and are subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of management. There can be no assurance that such savings, if any, will be achieved.

  The adjustments to arrive at the Unaudited Pro Forma Condensed Combined Financial Statements are as follows:

    (a) To record cash paid in connection with the Merger (in millions):

      Cash portion of the Merger Consideration......................... $1,478.3
      Cash portion of the AMH Option Cancellation
       (representing 3,280,567 options cancelled)......................     41.3
      AMH Special Dividend.............................................      7.8
                                                                        --------
        Total cash paid in connection with the Merger.................. $1,527.4
                                                                        ========

    (b) To reflect borrowings under the New Credit Facility and the proceeds from the sale of the Notes and the application of such amounts as follows (in millions):

      New Credit Facility
        Term loan..................................................... $1,800.0
        Revolver......................................................    265.4
      Senior Notes....................................................    300.0
      Senior Subordinated Notes.......................................    900.0
                                                                       --------
        Total sources.................................................  3,265.4
      Repayment of certain AMI debt (including current portion
       with a carrying value of $150.5)............................... (1,090.5)
      Repayment of certain NME debt (including current portion
       with a carrying value of $457.6)...............................   (611.4)
                                                                       --------
        Net increase in cash.......................................... $1,563.5
                                                                       ========

    (c) To reflect estimated fees, costs and expenses of NME and AMH of approximately $165.6 million in the aggregate. The $165.6 million estimate includes the following: (i) an estimated $28.4 million of transaction fees, costs and expenses; (ii) $64.7 million of deferred financing costs; and
  (iii) an estimated $72.5 million, substantially all of which represents the write-up of the debt to be refinanced to its fair value at November 30, 1994. See Note (g) below. These amounts are based on actual agreements, estimates provided by outside advisors and estimated payments in connection with the Refinancing, as determined by NME's financial advisors.

    (d) To consolidate the assets, liabilities and stockholders' equity of HUG, currently accounted for as investments by both NME and AMH under the equity method. Upon completion of the Merger, NME will own approximately 81% of HUG.

    (e) To record deferred income taxes in connection with the increase in the carrying values of AMH buildings and equipment and the balance of AMH indebtedness not expected to be refinanced in connection with the Merger and to reduce income taxes payable related to the redemption of certain indebtedness of AMI and the AMH Option Cancellation.

    (f) To increase by $275.0 million the carrying value of AMH's buildings and equipment to the estimated fair values thereof and to increase by $30.0 million the carrying value of the balance of AMH's indebtedness not expected to be refinanced to the preliminary estimate of the fair value thereof, both as required by the purchase accounting treatment of the Merger. NME expects to obtain and record final valuations based upon independent appraisals following the consummation of the Merger. It is not expected that the final valuations will result in any significant reclassification between goodwill and buildings and equipment or long-term debt. For purposes of these Unaudited Pro Forma Condensed Combined Financial Statements, NME has assumed that the fair value of the remaining net assets of AMH approximates the existing net book value of such assets.

    (g) To record the increase in intangible assets representing deferred financing costs and the excess of the purchase price of the AMH Common Stock over the fair value of the net assets acquired (in millions):

       Cash portion of the Merger Consideration..............         $1,478.3
       Value of stock portion of the Merger Consideration....            482.0
       Stockholders' equity of AMH at November 30, 1994...... (873.6)
       Conversion of AMI 9 1/2% Convertible Debentures.......   (3.0)
       Cash portion of AMH Option Cancellation...............   41.3
       Value of stock portion of AMH Option Cancellation.....    7.5
       AMH Special Dividend..................................    7.8
                                                              ------
          Adjusted AMH stockholders' equity..................           (820.0)
       Adjustment to fair value of AMH buildings and
        equipment............................................           (275.0)
       Adjustment to fair value of AMH indebtedness not
        refinanced...........................................             30.0
       Estimated fees, costs and expenses ($64.7 million of
        which represent deferred financing costs)............            165.6
       Net adjustment to income taxes payable and deferred
        income taxes.........................................             49.0
                                                                      --------
          Net increase in intangible assets..................         $1,109.9
                                                                      ========

    (h) To give effect to the assumed conversion of the AMI 9 1/2% Convertible Debentures, which had a carrying value of $3.0 million at November 30, 1994.

    (i) To record the issuance of (i) 32,601,338 shares of NME Common Stock (which reflects 0.42 shares of NME Common Stock to be exchanged per share of AMH Common Stock) to be issued in connection with the Merger for all of the outstanding AMH Common Stock; (ii) 78,143 shares of NME Common Stock held in treasury in exchange for AMH Common Stock issuable upon conversion of the AMI 9 1/2% Convertible Debentures; and (iii) 512,484 shares of NME Common Stock issuable to AMH in exchange for a note, with an estimated principal amount of $7.5 million, which shares will constitute the stock portion of the AMH Option Cancellation, assuming in each case a value of $14.75 per share of NME Common Stock (representing the average closing price as reported on the NYSE on the 10 trading days immediately following the announcement of the Merger). AMH will transfer the shares of NME Common Stock received from NME in exchange for the note to cancel 1,220,200 stock options held by certain executives of AMH. See "The Merger and Financing."

    (j) To give effect to the elimination of the AMH Common Stock and other stockholders' equity, as adjusted in Note (g) above.

    (k) To give effect to the AMH Option Cancellation and to the AMH Special Dividend. See "The Merger and Financing."

    (l) To adjust the results of operations of NME to reflect (i) the August 1994 sale of approximately 75% of the common stock of TRC; (ii) the March 1994 sale of one inpatient rehabilitation hospital; (iii) the February 1994 sale of four long-term care facilities and the September 1993 sale of 19 long-term care facilities to Hillhaven (all of which properties previously had been leased to Hillhaven); (iv) the January 1994 sale of 28 inpatient rehabilitation hospitals and 45 related satellite outpatient clinics; (v) the elimination of restructuring charges recorded by NME of $77.0 million in fiscal 1994; and (vi) the elimination of certain non-recurring gains on disposals of facilities and long-term investments recorded by NME. See "Supplemental Discussion of Adjusted Results of Operations of NME."

    (m) To eliminate non-recurring gains on disposals of facilities and long-term investments relating to the sale of AMH's interest in EPIC Healthcare Group, Inc. and to reflect the effect on income taxes of these adjustments.

    (n) To adjust depreciation expense for the year ended May 31, 1994 as follows (in millions):

       To reflect additional depreciation on the stepped-up values
        of AMH's buildings and equipment..........................      $   9.0
       To conform the estimated useful lives of the acquired
        buildings and equipment to those used by NME..............        (19.6)
                                                                        -------
         Net decrease in depreciation expense.....................      $ (10.6)
                                                                        =======

  The adjustments made for the six months ended November 30, 1993 and 1994 are equal to one half of the amount above. See Note 1 of the Notes to the Consolidated Financial Statements of NME and AMH.

    (o) To reflect amortization of the excess of the purchase price of AMH over the preliminary estimate of the fair value of the net assets acquired using the straight-line method over 40 years.

    (p) To adjust interest expense, including the amortization of deferred financing costs over the term of the related indebtedness, for the year ended May 31, 1994 as follows (in millions):

       To reflect pro forma interest expense related to the New
        Credit Facility and the Notes.............................      $ 270.8
       To reduce interest expense to give effect to the
        Refinancing and the repayment of certain indebtedness.....       (165.8)
       To reduce interest expense to reflect the amortization of
        the adjustment to fair value of AMH indebtedness not
        refinanced................................................         (2.8)
                                                                        -------
         Net increase in interest expense.........................      $ 102.2
                                                                        =======

  The adjustments made for the six months ended November 30, 1993 and 1994 are equal to one half of the amount above.

    (q) To reflect an estimated reduction of interest income related to a lower balance of cash and cash equivalents available for investment.

    (r) To reflect income taxes at an assumed marginal rate of 39% on the pro forma adjustments described in (n), (p) and (q) above. Amortization of goodwill is not deductible for tax purposes.

    (s) Does not reflect the cumulative effect of NME's change in the method of accounting for income taxes.

    (t) Does not reflect the extraordinary loss on early extinguishment of AMH debt.

    (u) Represents the additional weighted average common shares that would have been outstanding upon consummation of the Merger.

    (v) To reflect the August 1994 sale of approximately 75% of the common stock interest of TRC; to eliminate non-recurring gains on disposals of facilities and long-term investments; and to reflect income taxes on these adjustments.

        SUPPLEMENTAL DISCUSSION OF ADJUSTED RESULTS OF OPERATIONS OF NME

GENERAL

  During and subsequent to the last three fiscal years, NME completed a number of dispositions. These dispositions included: (i) the August 1994 sale of approximately 75% of the common stock of TRC; (ii) the March 1994 sale of one inpatient rehabilitation hospital and the January 1994 sale of 28 inpatient rehabilitation hospitals and 45 related satellite outpatient clinics; (iii) the February 1994 sale of four long-term care facilities, the September 1993 sale of 19 long-term care facilities, the fiscal 1993 sales of 62 long-term care facilities and the fiscal 1992 sales of 20 long-term care facilities to Hillhaven (all of which properties previously had been leased to Hillhaven); and (iv) the April 1993 public offering of common stock by Westminster, which reduced NME's interest in Westminster from approximately 90% to approximately 42% (collectively, the "Divestitures").

  To provide prospective purchasers of Notes with certain supplemental information about NME after giving effect to the Divestitures, set forth below is certain unaudited adjusted operating information of NME for each of the last three fiscal years and for the six months ended November 30, 1993 and 1994, together with a summary discussion of such adjusted operating results for each of such periods. NME is including this information to supplement the historical financial information included elsewhere herein because it believes that prospective purchasers of Notes may find such information useful in evaluating NME's historical results of operations. The adjusted results of operations of NME have been derived from the historical financial information of NME as adjusted to give effect to each of the Divestitures as if they had occurred at the beginning of each of the periods presented, and to the elimination of restructuring charges recorded by NME of $77.0 million, $51.6 million and $17.9 million in fiscal 1994, fiscal 1993 and fiscal 1992, respectively. The adjusted results of operations do not purport to present the results of operations of NME had the Divestitures occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. All of the following information is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations of NME," "Pro Forma Financial Information" and the Consolidated Financial Statements of NME included elsewhere herein.

  For purposes of the presentation set forth below, the Company's adjusted net operating revenues have been divided into three components. Adjusted net operating revenues from the Company's domestic general hospitals include only the revenues of the Company's domestic general hospitals. Net operating revenues from other domestic operations include the revenues principally of the following: (i) six rehabilitation hospitals and seven long-term care facilities located on the same campus as, or nearby, the Company's general hospitals; (ii) certain healthcare joint ventures operated by the Company; (iii) various subsidiaries of the Company (collectively, "National Health Plans") that offer health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs") and indemnity products in California; and (iv) revenues earned by the Company in consideration of the guarantee of certain indebtedness and leases of Hillhaven and of other third parties. Net operating revenues from the Company's international operations include the revenues of the Company's operations in Singapore, Australia and Spain but exclude the results of Westminster and NME's interests in Malaysia, which are accounted for using the equity method. The operating expenses attributable to the assets and businesses disposed of include an allocation of corporate overhead, and such allocated expenses have been excluded from the adjusted presentation set forth below.

                UNAUDITED ADJUSTED RESULTS OF OPERATIONS OF NME

                                                                    SIX
                                                               MONTHS ENDED
                                  YEARS ENDED MAY 31,          NOVEMBER 30,
                               ----------------------------  ------------------
                                 1992      1993      1994      1993      1994
                               --------  --------  --------  --------  --------
                                          (DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
Net operating revenues:
 Domestic general hospitals..  $1,963.2  $2,112.9  $2,133.3  $1,036.3  $1,042.4
 Other domestic operations...     228.1     271.9     275.3     129.0     138.2
 International operations....      91.6     162.4     175.4      86.4     104.4
                               --------  --------  --------  --------  --------
Net operating revenues.......  $2,282.9  $2,547.2  $2,584.0  $1,251.7  $1,285.0
Operating expenses:
 Salaries and benefits.......     998.4   1,116.0   1,117.4     556.6     550.3
 Supplies....................     290.8     321.8     324.6     155.4     159.1
 Provision for doubtful
  accounts...................     107.0     105.4     101.8      52.9      46.4
 Other operating expenses....     500.9     565.4     552.7     268.3     287.9
 Depreciation................      97.5     117.1     130.8      65.7      66.8
 Amortization................      12.6      14.0      15.8       7.5       7.5
                               --------  --------  --------  --------  --------
Operating income.............  $  275.7  $  307.5  $  340.9  $  145.3  $  167.0
                               ========  ========  ========  ========  ========
OTHER OPERATING INFORMATION:
EBITDA (1)...................  $  385.8  $  438.6  $  487.5  $  218.5  $  241.3
Capital expenditures.........     260.6     214.7     165.5      47.0      57.9
                                                                    SIX
                                                               MONTHS ENDED
                                  YEARS ENDED MAY 31,          NOVEMBER 30,
                               ----------------------------  ------------------
                                 1992      1993      1994      1993      1994
                               --------  --------  --------  --------  --------
                                  (PERCENTAGE OF NET OPERATING REVENUES)
STATEMENT OF OPERATIONS DATA:
Net operating revenues:
 Domestic general hospitals..      86.0%     82.9%     82.6%     82.8%     81.1%
 Other domestic operations...      10.0      10.7      10.6      10.3      10.8
 International operations....       4.0       6.4       6.8       6.9       8.1
                               --------  --------  --------  --------  --------
Net operating revenues ......     100.0     100.0     100.0     100.0     100.0
                               --------  --------  --------  --------  --------
Operating expenses:
 Salaries and benefits.......      43.7      43.8      43.2      44.5      42.8
 Supplies....................      12.7      12.6      12.6      12.4      12.4
 Provision for doubtful
  accounts...................       4.7       4.1       3.9       4.2       3.6
 Other operating expenses....      21.9      22.2      21.4      21.4      22.4
 Depreciation................       4.3       4.6       5.1       5.2       5.2
 Amortization................       0.6       0.6       0.6       0.6       0.6
                               --------  --------  --------  --------  --------
Operating income.............      12.1%     12.1%     13.2%     11.6%     13.0%
                               ========  ========  ========  ========  ========
OTHER OPERATING INFORMATION:
EBITDA margin................      16.9%     17.2%     18.9%     17.5%     18.8%

- -------------------
(1) EBITDA represents operating income before depreciation and amortization. While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flows from operating activities, which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements. EBITDA is not necessarily a measure of the Company's ability to fund its cash needs. See the Consolidated Statements of Cash Flows of NME and AMH and the related Notes thereto included in this Prospectus. EBITDA is included herein because management believes that certain investors find it a useful tool for measuring the ability to service debt.

  The patient volumes and adjusted net operating revenues of the Company's domestic general hospitals are subject to seasonal variations caused by a number of factors, including but not necessarily limited to, seasonal cycles of illness, climate and weather conditions, vacation patterns of both hospital patients and admitting physicians and other factors relating to the timing of elective hospital procedures. Generally, the patient volumes and adjusted net operating revenues experienced by the Company's domestic general hospitals are lowest in the first fiscal quarter ended August 31, and increase through the fourth fiscal quarter ended May 31.

  The table below sets forth certain selected operating statistics for the Company's domestic general hospitals. Included in these statistics are the operations of one hospital that was sold in June 1993 and two hospitals that were sold in August 1994. The operations of Doctors Hospital of Jefferson, which was acquired in March 1994, have been excluded from the fiscal 1994 adjusted results presented below.

                                                                SIX MONTHS
                                                                   ENDED
                                  YEARS ENDED MAY 31,          NOVEMBER 30,
                             -------------------------------  ----------------
                               1992       1993       1994      1993     1994
                             ---------  ---------  ---------  -------  -------
                             (DOLLARS IN MILLIONS, EXCEPT PER PATIENT DAY)
DOMESTIC GENERAL HOSPITAL
 OPERATING DATA:
Number of hospitals (at end
 of period)................         35         35         34       34       33
Licensed beds (at end of
 period) (1)...............      6,559      6,818      6,735    6,749    6,622
Net inpatient revenues.....  $ 1,445.3  $ 1,529.5  $ 1,564.3  $ 751.3  $ 740.2
Net outpatient revenues....  $   464.6  $   534.7  $   555.0  $ 273.1  $ 282.5
Admissions.................    208,307    210,669    207,351  101,111   97,741
Equivalent admissions (2)..    267,083    274,216    270,332  132,845  129,662
Average length of stay (3).       5.82       5.64       5.55     5.48     5.48
Patient days...............  1,211,857  1,187,181  1,151,188  553,691  535,480
Equivalent patient days
 (4).......................  1,545,799  1,537,913  1,489,621  721,634  704,624
Net inpatient revenues per
 patient day...............  $   1,193  $   1,288  $   1,359  $ 1,357  $ 1,382
Utilization of licensed
 beds (5)..................       50.5%      47.8%      46.8%    44.9%    43.7%
Outpatient visits..........  1,376,118  1,473,294  1,468,972  723,624  746,750

- ---------------------
(1) Aggregate number of beds at the end of the period operated under approval from the appropriate state licensing agency.
(2) Equivalent admissions represents actual admissions adjusted to include outpatient and emergency room services by multiplying actual admissions by the sum of gross inpatient revenues and gross outpatient revenues and dividing the result by gross inpatient revenues.
(3) Represents total patient days divided by total admissions.
(4) Equivalent patient days represents actual patient days adjusted to include outpatient and emergency room services by multiplying actual patient days by the sum of gross inpatient revenues and gross outpatient revenues and dividing the result by gross inpatient revenues.
(5) Represents average daily census for the period divided by the average number of licensed beds during the period.

SIX MONTHS ENDED NOVEMBER 30, 1993 AND 1994

  Adjusted net operating revenues increased 2.7% to $1,285.0 million for the six months ended November 30, 1994, compared to $1,251.7 million for the prior year period, representing an increase of $33.3 million. Domestic general hospitals, other domestic operations and international operations all recorded increases in adjusted net operating revenues compared to the prior year period, as described below.

Domestic General Hospitals

  Adjusted net operating revenues from the Company's domestic general hospital operations increased 0.6% to $1,042.4 million for the six months ended November 30, 1994, compared to $1,036.3 million for the prior year period, representing an increase of $6.1 million. On a same store basis, adjusted net operating revenues for the Company's domestic general hospitals increased 0.8% to $1,016.1 million for the six months ended November 30, 1994, compared to $1,007.6 million in the prior year period. Same store operating results represent the combined results of the 32 general hospitals operated by the Company throughout both the six months ended November 30, 1994 and the prior year period.

  Adjusted net operating revenues for the Company's domestic general hospitals have remained relatively unchanged as less intensive services continue to shift from an inpatient to an outpatient basis or to alternative healthcare delivery services because of technological improvements and continued increases in cost containment pressures by payors. In addition, management believes that patient volumes, cash flows and operating results at the Company's domestic general hospitals have been adversely affected by certain legal proceedings and investigations. See "Business--Certain Legal Proceedings." Management believes that these legal proceedings adversely affected the Company's ability to pursue its business strategy, particularly during fiscal 1994. The most significant of these legal proceedings and investigations now have been resolved.

  On a same store basis, admissions and net inpatient revenues decreased 2.0% and 0.9%, respectively, for the six months ended November 30, 1994, compared to the prior year period. The shift from less intensive inpatient services to outpatient and other treatment has reduced inpatient admissions, but has resulted in increases in inpatient acuity and intensity of services and consequently higher inpatient revenues per patient day. The increase in revenues per patient day was mitigated by increases in allowances and discounts as payors have increased cost controls and managed care utilization has increased. On a same store basis, outpatient visits and net outpatient revenues increased 4.6% and 2.8%, respectively, for the six months ended November 30, 1994, compared to the prior year period. This increase in outpatient visits and net outpatient revenues primarily is due to the shift from an inpatient to an outpatient basis for the delivery of healthcare services.

Other Domestic Operations

  Adjusted net operating revenues from the Company's other domestic operations increased 7.1% to $138.2 million for the six months ended November 30, 1994, compared to $129.0 million for the prior year period, representing an increase of $9.2 million. This increase primarily reflects continued growth of National Health Plans, the Company's HMO and insurance subsidiary, to approximately 43,000 members at November 30, 1994, compared to approximately 36,000 members at the end of the prior year period.

International Operations

  Adjusted net operating revenues from the Company's international operations increased 20.8% to $104.4 million for the six months ended November 30, 1994, compared to $86.4 million for the prior year period, representing an increase of $18.0 million. This increase is principally attributable to a 21.0% increase in net operating revenues of Australian Medical Enterprises, Ltd. ("AME"), and a 9.8% increase in the net operating revenues of the Company's two hospitals in Singapore. In addition, Centro Medico Teknon in Barcelona, Spain was opened in February 1994 and became a wholly owned subsidiary in June 1994, when NME acquired its partner's 50% interest.

Operating Expenses

  Adjusted salaries and benefits expense decreased $6.3 million to 42.8% of adjusted net operating revenues in the six months ended November 30, 1994, compared to 44.5% for the prior year period. This improvement is primarily attributable to a reduction in corporate and division staffing levels. Adjusted supplies expense remained the same at 12.4% of adjusted net operating revenues in the six months ended November 30, 1994 and 1993. The adjusted provision for doubtful accounts decreased $6.5 million to 3.6% of adjusted net operating revenues for the six months ended November 30, 1994, compared to 4.2% for the prior year period. Adjusted other operating expenses increased $19.6 million, to 22.4% of adjusted net operating revenues in the six months ended November 30, 1994, as compared to 21.4% in the prior year period. This increase principally was due to increased rent and lease expense resulting from the March 31, 1994 acquisition of Doctors Hospital of Jefferson.

Adjusted EBITDA and Operating Income

  Adjusted EBITDA increased 10.4% to $241.3 million for the six months ended November 30, 1994, compared to $218.5 million for the prior year period, representing an increase of $22.8 million. As a percentage of adjusted net operating revenues, adjusted EBITDA increased 1.3 percentage points to 18.8% for the six months ended November 30, 1994, compared to 17.5% for the prior year period.

  Adjusted depreciation and amortization expense increased 1.5% to $74.3 million for the six months ended November 30, 1994, compared to $73.2 million for the prior year period.

  Adjusted operating income increased 14.9% to $167.0 million for the six months ended November 30, 1994, compared to $145.3 million for the prior year period, representing an increase of $21.7 million. The adjusted operating profit margin increased to 13.0% for the six months ended November 30, 1994, compared to 11.6% for the prior year period.

FISCAL YEARS ENDED MAY 31, 1992, 1993 AND 1994

  Adjusted net operating revenues increased 1.4% to $2,584.0 million in fiscal 1994, from $2,547.2 million in fiscal 1993. In fiscal 1993, adjusted net operating revenues increased 11.6%, compared to $2,282.9 million in fiscal 1992. Domestic general hospitals, other domestic operations and international operations all recorded increases in adjusted net operating revenues in each of such fiscal years.

 Domestic General Hospitals

  Adjusted net operating revenues for the Company's domestic general hospitals increased 1.0% to $2,133.3 million in fiscal 1994 compared to $2,112.9 million in fiscal 1993. In fiscal 1993, adjusted net operating revenues for the Company's domestic general hospitals increased 7.6%, from $1,963.2 million in fiscal 1992. Adjusted net operating revenues for the Company's domestic general hospitals were impacted in both fiscal periods by the general trends discussed above. In addition, management believes that the fiscal 1994 results were adversely affected by certain legal proceedings and investigations. See "Business--Certain Legal Proceedings." On a same store basis, adjusted net operating revenues for the Company's general hospitals increased 1.7% to $2,123.5 million in fiscal 1994, compared to $2,088.9 million in fiscal 1993. Same store adjusted net operating revenues represent the combined results of the 34 general hospitals operated by the Company throughout the last three fiscal years. Adjusted net operating revenues for the Company's general hospitals increased 7.7% on a same store basis in fiscal 1993, compared to $1,940.3 million in fiscal 1992. Same store adjusted net operating revenues represent the combined results of the 34 domestic general hospitals operated by the Company throughout the last three fiscal years.

  On a same store basis, admissions and net inpatient revenues for the Company's general hospitals decreased 0.6% and increased 3.1%, respectively, in fiscal 1994 compared to fiscal 1993. Admissions and net inpatient revenues for the Company's general hospitals increased 1.3% and 5.9%, respectively, on a same store basis in fiscal 1993, compared to fiscal 1992. On a same store basis, outpatient visits and net outpatient revenues for the Company's general hospitals increased 1.1% and 5.6%, respectively, in fiscal 1994 compared to fiscal 1993. Outpatient visits and net outpatient revenues for the Company's general hospitals increased 7.1% and 15.0%, respectively, on a same store basis in fiscal 1993 compared to fiscal 1992. This increase was due principally to the addition by one hospital of an off-campus specialty outpatient facility in fiscal 1993.


 Other Domestic Operations

  Adjusted net operating revenues from other domestic operations increased 1.3% to $275.3 million in fiscal 1994, compared to $271.9 million in fiscal 1993, representing an increase of $3.4 million. In fiscal 1993, adjusted net operating revenue from other domestic operations increased 19.2%, compared to $228.1 million in fiscal 1992. This increase primarily reflects continued growth of National Health Plans, partially offset by a decline in joint venture revenues. At the end of fiscal 1994, National Health Plans' HMO managed the care needs of over 40,000 members, compared to approximately 35,000 members at the end of fiscal 1993 and approximately 32,000 members at the end of fiscal 1992. The Company has been analyzing the ownership structure of its joint ventures in light of the changing regulatory environment applicable to its joint ventures. As a result, the Company has determined to redeem or repurchase certain of the limited partnership interests of its physician partners.

 International Operations

  Adjusted net operating revenues from the Company's international operations increased 8.0% to $175.4 million in fiscal 1994, compared to $162.4 million in fiscal 1993, representing an increase of $13.0 million. This increase in fiscal 1994 was attributable principally to a 13.1% increase in net operating revenues at the Company's two hospitals in Singapore. In fiscal 1993, adjusted net operating revenues from the international operations increased 77.3% to $162.4 million, compared to $91.6 million in fiscal 1992, representing an increase of $70.8 million. The increase in fiscal 1993 was attributable principally to the acquisition of a majority interest in AME in March 1992, which accounted for $57.4 million of the increase, and a 19.7% increase in net operating revenues at the Company's two hospitals in Singapore.

 Operating Expenses

  Adjusted salaries and benefits expense, adjusted supplies expense, and adjusted other operating expenses remained relatively stable as a percentage of adjusted net operating revenues in fiscal 1994 as compared to fiscal 1993 and to fiscal 1992. As a percentage of adjusted net operating revenues, the adjusted provision for doubtful accounts decreased to 3.9% in fiscal 1994 from 4.1% and 4.7% in fiscal 1993 and fiscal 1992, respectively. The reduction in the provision for doubtful accounts over this period resulted principally from the reduced percentage of patient revenues from private payors, continued improvement of follow-up collection systems by SOS, investment in an electronic claims processing network and from the continued consolidation of hospital business office functions.

Adjusted EBITDA and Operating Income

  Adjusted EBITDA increased 11.1% to $487.5 million in fiscal 1994 compared to $438.6 million in fiscal 1993. In fiscal 1993, adjusted EBITDA increased 13.7% compared to $385.8 million in fiscal 1992. As a percentage of adjusted net operating revenue, adjusted EBITDA increased to 18.9% in fiscal 1994, compared to 17.2% and 16.9% in fiscal 1993 and fiscal 1992, respectively.

  Adjusted depreciation expense increased to 5.1% of adjusted net operating revenues in fiscal 1994 from 4.6% and 4.3% in fiscal 1993 and 1992, respectively, principally as a result of the substantial continuing investment in the general hospitals operated by the Company.

  Adjusted operating income increased 10.9% to $340.9 million in fiscal 1994 compared to $307.5 million in fiscal 1993. In fiscal 1993, adjusted operating income increased 11.5% from $275.7 million in fiscal 1992. As a percentage of adjusted net operating revenue, adjusted operating income increased to 13.2% in fiscal 1994, compared to 12.1% in each of fiscal 1993 and fiscal 1992.

                         SELECTED OPERATING STATISTICS

  The following tables set forth certain operating statistics for the domestic general hospitals operated by the Company and by AMH for each of the periods indicated.

                      NATIONAL MEDICAL ENTERPRISES, INC.

                                                                SIX MONTHS
                                                                   ENDED
                                  YEARS ENDED MAY 31,          NOVEMBER 30,
                             -------------------------------  ----------------
                               1992       1993       1994      1993     1994
                             ---------  ---------  ---------  -------  -------
                             (DOLLARS IN MILLIONS, EXCEPT PER PATIENT DAY)
HISTORICAL OPERATING DATA:
 Number of hospitals (at end
  of period)................        35         35         35       34       33
 Licensed beds (at end of
  period) (1)...............     6,559      6,818      6,873    6,749    6,622
 Net inpatient revenues.....  $1,445.3   $1,529.5   $1,568.4  $ 751.3  $ 740.2
 Net outpatient revenues....  $  464.6   $  534.7   $  557.2  $ 273.1  $ 282.5
 Admissions.................   208,307    210,669    207,868  101,111   97,741
 Equivalent admissions (2)..   267,083    274,216    271,004  132,845  129,662
 Average length of stay (3).      5.82       5.64       5.55     5.48     5.48
 Patient days............... 1,211,857  1,187,181  1,154,030  553,691  535,480
 Equivalent patient
  days (4).................. 1,545,799  1,537,913  1,493,314  721,634  704,624
 Net inpatient revenues per
  patient day...............  $  1,193   $  1,288   $  1,359  $ 1,357  $ 1,382
 Utilization of licensed
  beds (5)..................      50.5%      47.8%      46.8%    44.9%    43.7%
 Outpatient visits.......... 1,376,118  1,473,294  1,472,258  723,624  746,750

                        AMERICAN MEDICAL HOLDINGS, INC.
                                                               THREE MONTHS
                                                                   ENDED
                                YEARS ENDED AUGUST 31,         NOVEMBER 30,
                             -------------------------------  ----------------
                               1992       1993       1994      1993     1994
                             ---------  ---------  ---------  -------  -------
                             (DOLLARS IN MILLIONS, EXCEPT PER PATIENT DAY)
HISTORICAL OPERATING DATA:
 Number of hospitals (at end
  of period)................        35         36         37       36       37
 Licensed beds (at end of
  period) (1)...............     7,822      8,003      9,021    8,131    9,002
 Net inpatient revenues.....  $1,598.6   $1,557.0   $1,644.6  $ 384.9  $ 425.9
 Net outpatient revenues....  $  609.4   $  648.0   $  692.1  $ 164.4  $ 191.1
 Admissions.................   233,090    229,596    242,219   57,355   62,567
 Equivalent admissions (2)..   308,722    309,972    333,071   78,852   88,028
 Average length of stay (3).      6.25       5.98       5.93     5.79     6.01
 Patient days............... 1,456,542  1,372,232  1,435,487  331,827  376,198
 Equivalent patient
  days (4).................. 1,906,304  1,830,169  1,943,842  449,966  518,036
 Net inpatient revenues per
  patient day...............  $  1,098   $  1,135   $  1,146  $ 1,160  $ 1,132
 Utilization of licensed
  beds (5)..................      47.9%      46.8%      46.6%    44.8%    45.9%
 Outpatient visits.......... 1,618,068  1,660,015  2,255,498  510,789  651,725

- ---------------------
(1) Aggregate number of beds at the end of the period that a facility has been granted approval to operate from the appropriate state licensing agency.
(2) Equivalent admissions represents actual admissions adjusted to include outpatient and emergency room services by multiplying actual admissions by the sum of inpatient revenue and outpatient revenue and dividing the result by inpatient revenue.
(3) Represents patient days divided by admissions.
(4) Equivalent patient days represents actual patient days adjusted to include outpatient and emergency room services by multiplying actual patient days by the sum of inpatient revenue and outpatient revenue and dividing the result by inpatient revenue.
(5) Represents average daily census for the period divided by the average number of licensed beds during the period.

                SELECTED HISTORICAL FINANCIAL INFORMATION OF NME

  The following tables set forth selected historical financial data and other operating information for NME for each of the fiscal years in the five-year period ended May 31, 1994 and for the six months ended November 30, 1993 and 1994. The selected financial information for each of the five annual periods has been derived from the Consolidated Financial Statements of NME, which have been audited by KPMG Peat Marwick LLP, independent auditors for NME, and from the underlying accounting records of NME. The report of KPMG Peat Marwick LLP covering the May 31, 1994 Consolidated Financial Statements of NME refers to a change in the method of accounting for income taxes. The selected financial information for the six-month periods has been derived from unaudited condensed consolidated financial statements of NME and reflects all adjustments (consisting of normal recurring adjustments) that, in the opinion of the management of NME, are necessary for a fair presentation of such information. Operating results for the six months ended November 30, 1994 are not necessarily indicative of the results that may be expected for fiscal 1995.

  All information contained in the following tables should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of NME" and with the Consolidated Financial Statements and related notes of NME included herein. Certain amounts derived from the consolidated statements of operations have been reclassified to conform with the presentation below.

                                                                                SIX MONTHS
                                      YEARS ENDED MAY 31,                   ENDED NOVEMBER 30,
                          ------------------------------------------------  --------------------
                          1990 (2)    1991      1992    1993 (3)  1994 (4)  1993 (4)   1994 (4)
                          --------  --------  --------  --------  --------  ---------  ---------
                                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA (1):
 Net operating revenues.  $2,914.0  $2,604.6  $2,934.3  $3,178.2  $2,943.2  $ 1,530.3  $ 1,301.6
 Operating expenses:
 Salaries and benefits..   1,373.0   1,157.7   1,328.1   1,464.8   1,293.4      698.1      556.2
 Supplies...............     211.6     252.8     318.9     349.2     339.4      167.9      159.1
 Provision for doubtful
  accounts..............     114.7     133.7     123.1     114.6     107.0       58.5       46.8
 Other operating
  expenses..............     785.1     596.2     616.5     689.1     666.5      342.5      294.7
 Depreciation...........     113.6     108.9     122.4     141.8     142.7       75.0       67.4
 Amortization...........      16.5      16.2      18.4      18.6      18.1        9.5        7.7
 Restructuring charges
  (5)...................       --        --       17.9      51.6      77.0        --         --
                          --------  --------  --------  --------  --------  ---------  ---------
 Operating income.......     299.5     339.1     389.0     348.5     299.1      178.8      169.7
 Interest, net of
  capitalized portion...    (130.9)   (123.9)    (89.4)    (75.3)    (70.0)     (37.7)     (35.0)
 Investment earnings....      29.5      29.1      28.7      21.1      27.7       14.1       10.4
 Equity in earnings of
  unconsolidated
  affiliates............       2.9       5.3       6.7      12.5      23.8       14.7       12.4
 Minority interest
  expense...............      (0.2)     (4.4)     (6.8)    (10.0)     (8.2)      (5.0)      (3.8)
 Net gain/(loss) on
  disposals of
  facilities, long-term
  investments and
  subsidiary's common
  stock.................      (0.3)     (0.1)     31.0     121.8      87.5       29.0       29.5
                          --------  --------  --------  --------  --------  ---------  ---------
 Income from continuing
  operations before
  income taxes..........     200.5     245.1     359.2     418.6     359.9      193.9      183.2
 Taxes on income........     (77.0)   (100.0)   (141.0)   (155.0)   (144.0)     (80.0)     (73.0)
                          --------  --------  --------  --------  --------  ---------  ---------
 Income from continuing
  operations............  $  123.5  $  145.1  $  218.2  $  263.6  $  215.9  $   113.9  $   110.2
                          ========  ========  ========  ========  ========  =========  =========
 Earnings per common
  share from continuing
  operations, fully
  diluted...............  $   0.76  $   0.87  $   1.19  $   1.49  $   1.23  $    0.65  $    0.63
 Cash dividends per
  common share..........  $   0.36  $   0.40  $   0.46  $   0.48  $   0.12  $    0.12        --
 Ratio of earnings to
  fixed charges (6).....       2.0x      2.3x      3.5x      4.3x      4.2x       4.2x       4.4x

                                                                             AS OF
                                        AS OF MAY 31,                    NOVEMBER 30,
                         --------------------------------------------  -----------------
                           1990     1991     1992     1993     1994      1993     1994
                         -------- -------- -------- -------- --------  -------- --------
                                             (DOLLARS IN MILLIONS)
BALANCE SHEET DATA:
 Working capital
  (deficit)............. $  249.0 $  346.0 $  223.9 $  155.9 $ (196.3) $  466.8 $  (96.0)
 Total assets...........  3,806.7  4,060.2  4,236.4  4,173.4  3,697.0   3,724.6  3,303.4
 Long-term debt,
  excluding current
  portion...............  1,361.2  1,140.4  1,066.2    892.4    223.1     756.7    236.3
 Shareholders' equity...  1,257.9  1,762.3  1,674.0  1,752.1  1,319.9   1,475.7  1,434.6

- ---------------------
(1) Results of operations for all periods presented exclude NME's psychiatric division, which was discontinued as of November 30, 1993, but include other divested businesses through the date of their divestiture that were not classified as discontinued operations.
(2) Results of operations for the fiscal year ended May 31, 1990 include the operations of Hillhaven for the eight months ended January 31, 1990, on which date 85% of the common stock of Hillhaven was distributed to NME shareholders.
(3) Results of operations for periods prior to April 1993 include, on a consolidated basis, the results of Westminster, the ownership of which was reduced from approximately 90% to approximately 42% in April 1993 through a public offering of Westminster common stock.
(4) Results of operations for the periods presented include the results, through the respective dates of sale, of 29 inpatient rehabilitation hospitals and 45 related satellite outpatient clinics sold in fiscal 1994, 23 long-term care facilities sold to Hillhaven in fiscal 1994 and TRC, in which NME sold an approximately 75% interest in August 1994. See Notes (l) and (v) of Notes to the Unaudited Pro Forma Condensed Combined Financial Statements.
(5) The restructuring charges for 1994 relate to a plan initiated by NME in April 1994 to significantly decrease overhead costs by reducing corporate and division staffing levels and selling the corporate headquarters building. In fiscal 1992 and fiscal 1993, the restructuring charges related to the combination of NME's rehabilitation hospital division into its general hospital division, a corporate overhead reduction program begun in April 1993, and severance costs incurred in connection with a change in senior executive management.
(6) The ratio of earnings to fixed charges is calculated by dividing income from continuing operations before income taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense, including amortization of financing costs, and that portion of rental expense deemed to be representative of the interest component of rental expense.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
            OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF NME

  (All references to years are to fiscal years, and all note references are to the accompanying Notes to Consolidated Financial Statements.)

IMPACT OF THE MERGER

  On October 11, 1994, the Company and AMH announced the signing of a definitive merger agreement. Pursuant to the Merger, which is expected to close in March 1995, AMH will become a wholly owned subsidiary of NME. Upon completion of the acquisition, the Company will have 83 general hospitals in 13 states and four foreign countries. Under the terms of the Merger Agreement, AMH stockholders will receive $19.00 in cash and 0.42 of a share of NME common stock for each AMH share they own. The transaction is valued at approximately $3.3 billion, including the assumption of approximately $1.3 billion of AMH debt. NME would pay approximately $1.5 billion in cash to acquire AMH's common stock outstanding. The Company plans to finance the transaction through the New Credit Facility for which it already has received commitments, that will provide for borrowings of $2.3 billion, of which $1.8 billion will be term loans and $500.0 million will be available as revolving credit loans and letters of credit, and through the issuance of the Notes.

  Management believes that the transaction will strengthen the Company in its existing markets and enhance the Company's ability to deliver quality, cost-effective health care. The consolidation of the two companies is expected to result in certain cost savings, currently estimated to be approximately $60.0 million in fiscal 1996 (before any severance or other costs of implementing certain efficiencies). These savings are expected to be realized through the elimination of duplicate corporate overhead expenses, reduced supplies expense through the incorporation of AMH into the Company's group purchasing program and improved collection of delinquent AMH accounts receivable by NME's wholly owned debt collection business. No assurances can be made as to the amount of cost savings, if any, that actually will be realized.

  Following the Merger, the Company believes that its primary liquidity needs will consist of capital expenditures, debt service and working capital. Estimated capital expenditures for the combined entity are expected to be up to approximately $400.0 million per year for each of the next three fiscal years. The Company believes that cash generated by operations and amounts available under the revolving credit portion of the New Credit Facility will be sufficient to meet its liquidity needs. The Company's strategy includes the pursuit of growth through strategic acquisitions. All or a portion of such acquisitions may be financed through available credit under the New Credit Facility or, depending on capital market conditions, the issuance of additional indebtedness or equity securities or other bank borrowings. At the closing of the Merger, the Company expects to have significant unused borrowing capacity under the New Credit Facility. The New Credit Facility and the Notes will include various affirmative, negative and financial covenants with which the Company must comply, including among others, a requirement to maintain certain financial ratios and limitations on the Company's ability to incur additional indebtedness and pay dividends.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's cash and cash equivalents at November 30, 1994 were $131.8 million, a decrease of $181.4 million from May 31, 1994. The decrease was primarily due to expenditures relating to the resolution of unusual legal proceedings and government investigations associated with the discontinued psychiatric business. The ratio of total debt to equity was 0.59:1 at November 30, 1994 compared with 0.63:1 at May 31, 1994. The working capital deficit at November 30, 1994 was $96.0 million compared to a deficit of

$196.3 million at May 31, 1994. The principal reason for the deficits in working capital at November 30 and May 31, 1994 was the fiscal 1994 increase in the current portion of long-term debt. At November 30, 1994 the current portion of long-term debt was $495.1 million compared to $544.5 million at May 31, 1994.

  Cash used in operating activities was $320.5 million for the six months ended November 30, 1994, compared to $109.6 million of cash provided by operating activities in the same period last year, including net pre-tax expenditures of $411.8 million in 1994 and $89.7 million in 1993, related to the discontinued psychiatric hospital business and restructuring charges. Of these net pre-tax expenditures during the six months ended November 30, 1994, $379.8 million was related to payments in connection with the resolution of investigations by Federal and state government agencies.

  Proceeds from the sales of facilities, investments and other assets were $163.2 million during the six months ended November 30, 1994, compared with $173.8 million in the prior six-month period.

  Cash payments for property and equipment were $59.6 million for the six months ended November 30, 1994 and $58.9 million for the same period last year. The estimated cost to complete major approved construction projects at wholly owned subsidiaries is approximately $81.3 million, all of which is related to expansion, improvement and equipping of existing domestic hospital facilities, and a significant portion of which will be spent over the next three years. The Company expects to finance all such expenditures with either internally generated funds or borrowed funds. The Company intends to continue to invest in existing and new facilities.

  A number of events in fiscal 1994 had a significant impact on the Company's financial statements, liquidity and results of operations. These events include the settlement of insurance company litigation, the resolution of various federal and state government investigations, the adoption of a formal plan to discontinue the psychiatric hospital business, the sale of substantially all of the Company's rehabilitation hospitals and a corporate restructuring to significantly reduce overhead.

  As of May 31, 1994 the Company recorded a $77.0 million restructuring charge and reserve in connection with an announced plan to reduce corporate and division overhead costs. During the six months ended November 30, 1994, actual costs incurred and charged against the reserve were $6.9 million, consisting principally of severance payments to terminated employees. The Company expects to incur approximately $13.4 million in additional payments (principally severance) before May 31, 1995, all of which are included in the May 1994 reserve. The Company expects its annual overhead savings from implementation of this plan to approximate $32.0 million, most of which is attributable to discontinued and divested operations, including its psychiatric and rehabilitation operations. The Company also expects that the sale of its corporate headquarters building, which may take two years to consummate, should generate after-tax proceeds in excess of $40.0 million.

  Management believes that patient volumes, cash flows and operating results at the Company's principal healthcare businesses have been adversely affected by the legal proceedings and investigations described in the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1994. The Company has recorded reserves for the remaining legal proceedings not yet settled as of November 30, 1994 and an estimate of the legal fees related to these matters to be incurred subsequently, totaling approximately $70.8 million, of which $62.8 million is expected to be paid within one year. These reserves represent management's estimate of the net costs of the ultimate disposition of these matters. There can be no assurance, however, that the ultimate liability will not exceed such estimates.

  The Company's liquidity, including cash proceeds from operating activities, anticipated disposals of assets, realization of tax benefits associated with the expenditures and losses on sales of facilities related to the discontinued psychiatric hospital business, anticipated establishment of the New Credit Facility and sale of the Notes, is believed to be adequate to finance planned capital expenditures, known operating needs, including settlements of the unusual legal proceedings referred to herein, and the Merger.

  The Company suspended payment of dividends on its common stock in October
1993.

RESULTS OF OPERATIONS

 Three Months and Six Months Ended November 30, 1994 Compared to Three Months and Six Months Ended November 30, 1993

  Income from continuing operations before income taxes was $76.2 million for the quarter ended November 30, 1994, compared with $103.2 million for the prior year quarter. As discussed below, the results of operations for the prior year periods include the results of certain businesses and significant assets which have since been divested. The prior year quarter also includes pre-tax gains on disposals of facilities and long-term investments of $13.6 million (approximately $.05 per share after taxes, fully diluted). Income from continuing operations before income taxes was $183.2 million for the six months ended November 30, 1994, compared with $193.9 million for the prior year period. These results include pre-tax net gains on disposals of facilities and long-term investments of $29.5 million (approximately $.09 per share after taxes, fully diluted) in 1994 and $29.0 million (approximately $.10 per share after taxes, fully diluted) in 1993.

  Net operating revenues from continuing operations for the quarter and six-month period were $638.8 million and $1,301.6 million, respectively, compared with $758.7 million and $1,530.3 million in the prior year periods. The principal reason for the 15.8% decline in revenues in the quarter and 14.9% decline in revenues in the six-month period is (i) the August 1994 sale of approximately 75% of NME's common stock interest in TRC; (ii) the March 1994 sale of one inpatient rehabilitation hospital and the January 1994 sale of 28 inpatient rehabilitation hospitals and 45 related satellite outpatient clinics; and (iii) the February 1994 sale to Hillhaven of four long-term care facilities and the September 1993 sale of 19 long-term care facilities (all of which properties previously had been leased to Hillhaven) (collectively, the "divested operations"). For the quarter and six months ended November 30, 1993, net operating revenues of the divested operations were $136.9 million and $278.6 million, respectively.

  Operating income from continuing operations before interest decreased by $9.4 million (or 10.0%) from the prior year quarter and by $9.1 million (or 5.1%) for the six months ended November 30, 1994 from the comparable prior year period primarily due to the divested operations referred to above. The operating income margin for the current quarter increased to 13.3% from 12.4% a year ago and for the current six-month period it increased to 13.0% from 11.7% a year ago. The increases in the operating margins are primarily due to effective cost control programs in the hospitals, initial benefits of the overhead reduction plan referred to above and the sale of the rehabilitation hospitals, which, as a whole, had lower margins than the general hospitals.

  Net operating revenues from the Company's domestic general hospital operations increased 0.6% to $1,042.4 million for the six months ended November 30, 1994, compared to $1,036.3 million for the prior year period, representing an increase of $6.1 million. Net operating revenues for the Company's domestic general hospitals have remained relatively unchanged as less intensive services continue to shift from an inpatient to an outpatient basis or to alternative healthcare delivery services because of technological improvements and continued increases in cost containment pressures by payors. In addition, management believes that patient volumes, cash flows and operating results at the Company's domestic general hospitals have been adversely affected by the legal proceedings and investigations mentioned herein. Management believes that these legal proceedings adversely affected the Company's ability to pursue its business strategy, particularly during fiscal 1994. The most significant of these legal proceedings and investigations now have been resolved.

  On a same store basis, net operating revenues for the Company's domestic general hospitals increased 0.8% to $1,016.1 million for the six months ended November 30, 1994, compared to $1,007.6 million in the prior year period. Same store operating results represent the combined results of the 32 general hospitals operated by the Company throughout both the six months ended November 30, 1994 and the prior year period.

  The patient volumes and net operating revenues of the Company's domestic general hospitals are subject to seasonal variations caused by a number of factors, including but not necessarily limited to, seasonal cycles of illness, climate and weather conditions, vacation patterns of both hospital patients and admitting physicians and other factors relating to the timing of elective hospital procedures. Because of the relatively mild fiscal year 1995 winter through the date of this Prospectus as compared to the prior year, the Company has experienced a decline in seasonal admissions as compared to the prior year.

  The table below sets forth certain selected operating statistics for the Company's domestic general hospitals. Included in these statistics are the operations of one hospital that was sold in June 1993, two hospitals that were sold in August 1994, and the operations of one hospital that was acquired in March 1994.

                               THREE MONTHS ENDED              SIX MONTHS ENDED
                                  NOVEMBER 30,                   NOVEMBER 30,
                          ------------------------------ ------------------------------
                                               INCREASE                       INCREASE
                            1994      1993    (DECREASE)   1994      1993    (DECREASE)
                          --------  --------  ---------- --------  --------  ----------
Number of hospitals (at
 end of period).........        33        34       (1)         33        34       (1)
Licensed beds (at end of
 period)................     6,622     6,749     (1.9)%     6,622     6,749     (1.9)%
Net inpatient revenues
 (in thousands).........  $366,775  $377,078     (2.7)%  $740,153  $751,288     (1.5)%
Net outpatient revenues
 (in thousands).........  $138,396  $136,023      1.7 %  $282,540  $273,108      3.5 %
Admissions..............    48,663    50,506     (3.6)%    97,741   101,111     (3.3)%
Equivalent admissions...    64,496    66,158     (2.5)%   129,662   132,845     (2.4)%
Average length of stay..       5.5       5.5      --          5.5       5.5      --
Patient days............   266,541   276,815     (3.7)%   535,480   553,691     (3.3)%
Equivalent patient days.   350,812   360,134     (2.6)%   704,624   721,634     (2.4)%
Net inpatient revenues
 per patient day........  $  1,376  $  1,362      1.0 %  $  1,382  $  1,357      1.8 %
Utilization of licensed
 beds...................      44.2%     45.2%    (1.0)%*     43.7%     44.9%    (1.2)%*
Outpatient visits.......   369,211   357,893      3.2 %   746,750   723,624      3.2 %

- --------
* These percentage changes are the differences between the 1994 and 1993 percentages (%s) shown.

  The general hospital industry in the United States and the Company's general hospitals continue to have significant unused capacity, and thus there is substantial competition for patients. Inpatient utilization continues to be negatively affected by payor-required pre-admission authorization and by payor pressure to maximize outpatient and alternative health care delivery services for less acutely ill patients. Increased competition, admission constraints and payor pressures are expected to continue. Allowances and discounts are expected to continue to rise because of increasing cost controls by government and group health payors and because the percentage of business from managed care programs (and related discounts) continues to grow. The Company has been implementing various cost-control programs focused on reducing operating costs. The Company's general hospitals have been successful in increasing operating profits in a very competitive environment, due in large part to enhanced cost controls and efficiencies being achieved throughout the Company. The Company, however, does not expect to be able to sustain the operating profit growth rates from its existing domestic hospitals that were achieved in recent years.

  In addition to the specific items mentioned above that continue to have an impact on the Company's results of operations, there are a number of other factors affecting the Company's domestic business. Because of intense national, state and private industry efforts to reform the healthcare delivery and payment systems in this country and other countries in which NME operates, the healthcare industry as a whole faces increased uncertainty. The Company is continuing to monitor these reform efforts and analyze their potential impact in order to formulate its business strategies for the future.

  Net operating revenues from the Company's other domestic operations increased 7.1% to $138.2 million for the six months ended November 30, 1994, compared to $129.0 million for the prior year period, representing an increase of $9.2 million. This increase primarily reflects continued growth of National Health Plans, the Company's HMO and insurance subsidiary, to approximately 43,000 members at November 30, 1994, compared to approximately 36,000 members at the end of the prior year period. Net operating revenues from other domestic operations include the revenues principally of the following: (i) six rehabilitation hospitals and seven long-term care facilities located on the same campus as, or nearby, the Company's general hospitals; (ii) certain healthcare joint ventures operated by the Company;
(iii) various subsidiaries of the Company that offer health maintenance organizations, preferred provider organizations and indemnity products in California; and (iv) revenues earned by the Company in consideration of the guarantee of certain indebtedness and leases of Hillhaven and of other third parties.

  Net operating revenues from the Company's international operations increased 20.8% to $104.4 million for the six months ended November 30, 1994, compared to $86.4 million for the prior year period, representing an increase of $18.0 million. This increase is principally attributable to a 21.0% increase in net operating revenues of AME, and a 9.8% increase in the net operating revenues of the Company's two hospitals in Singapore. In addition, Centro Medico Teknon in Barcelona, Spain was opened in February 1994 and became a wholly owned subsidiary in June 1994, when the Company acquired its partner's 50% interest.

  Operating expenses, which include salaries and benefits, supplies, provision for doubtful accounts, depreciation and amortization, and other operating expenses, were $554.0 million for the quarter ended November 30, 1994, compared with $664.5 million for the prior year quarter. These expenses for the prior year periods include the divested operations, as discussed above, and to that extent, the current year and prior year periods are not comparable.

  Salaries and benefits expense decreased $73.2 million to 42.7% of net operating revenues in the three months ended November 30, 1994, compared to 45.6% in the prior year quarter. For the six-month periods, the decrease was $141.9 million. The improvement is primarily attributable to the divested operations and a reduction in corporate and divisional staffing levels.

  Supplies expense decreased in dollar amounts in both the three-month and six-month periods, but increased as a percentage of net operating revenues: to 12.3% from 11.0% in the three-month periods and to 12.2% from 11.0% in the six-month periods. Most of this change is due to the sales of the rehabilitation hospitals, which were less supplies-intensive than are general hospitals.

  The provision for doubtful accounts decreased $2.8 million to 3.2% of net operating revenues for the three months ended November 30, 1994, compared to 3.1% for the prior year quarter. For the six months ended November 30, 1994, the provision decreased $11.7 million to 3.6% of net operating revenues, compared to 3.8% in the prior year period. The decrease is primarily attributable to the divested operations.

  Other operating expenses decreased $25.1 million in the quarter ended November 30, 1994, compared to the prior year period. The decline for the six-month periods was $47.8 million. Both the quarter and the six-month periods ended November 30, 1994 had slight increases as a percent of net operating revenues, from 22.4% to 22.6%.

  Depreciation and amortization expense decreased $4.5 million in the three months ended November 30, 1994, compared to the prior year three-month period, and $9.4 million in the six-month period, primarily due to the divested operations as discussed above.

  Interest expense, net of capitalized interest, declined $2.7 million for the six months ended November 30, 1994, compared to the prior year period, due to debt reductions during a period of rising interest rates.

  Investment earnings were $10.4 million in the six months ended November 30, 1994, compared to $14.1 million for the prior year period, and were derived primarily from notes receivable and investments in short-term marketable securities. The decrease is largely due to the restructuring of Hillhaven and the recent expenditures made in connection with the discontinued psychiatric hospital business, including the resolution of Federal and state investigations and restructuring charges.

  Equity in earnings of unconsolidated affiliates decreased to $12.4 million during the six months ended November 30, 1994, as compared to $14.7 million for the prior year period, primarily due to unusual non-recurring income at Hillhaven recorded in November 1993. The decrease has been partially offset by the increase in the Company's ownership of Hillhaven from approximately 14% to approximately 33% during fiscal 1994. The Company's ownership of Hillhaven was reduced to approximately 31% during the quarter ended November 30, 1994, as a result of the issuance by Hillhaven of additional stock in connection with an acquisition.

  Minority interest in income of consolidated subsidiaries represents outside shareholders' interests in consolidated, but not wholly owned, subsidiaries of the Company, and, at November 30, 1994, consists primarily of the approximately 48% minority shareholder interest in AME. Minority interest expense fell to $3.8 million in the six months ended November 30, 1994, as compared to $5.0 million for the prior year period, primarily as a result of the divestiture of rehabilitation hospitals and the restructuring or elimination of certain joint venture arrangements controlled by the Company.

 Fiscal Years Ended May 31, 1992, 1993 and 1994

  The most significant transactions affecting the results of continuing operations were the sale of most of the Company's rehabilitation hospitals and related outpatient clinics in 1994 (see Note 13 of Notes to the Consolidated Financial Statements of NME) and other unusual pretax items as shown below.

                 TABLE I UNUSUAL ITEMS--CONTINUING OPERATIONS:

                             YEARS ENDED
                               MAY 31,
                            ----------------
                            1992  1993  1994
                            ----  ----  ----
                            (IN MILLIONS)
Gains on sales of
 facilities and long-term
 investments (1)............$ 31  $ 93  $ 88
Gain on sale of
 subsidiaries stock (2)..... --     29   --
Restructuring charges (3)... (18)  (52)  (77)
                            ----  ----  ----
 Net unusual pretax items
  (after-tax $0.04 fully
  diluted per share in
  1994, $0.30 in 1993 and
  $0.04 in 1992)..........  $ 13  $ 70  $ 11
                            ====  ====  ====

- --------
(1) See Note 13 of Notes to the Consolidated Financial Statements of NME.
(2) See Note 15 of Notes to the Consolidated Financial Statements of NME.
(3) See Note 16 of Notes to the Consolidated Financial Statements of NME.

  In November 1993 the Company decided to discontinue its psychiatric hospital business and adopted a plan to dispose of its psychiatric hospitals and substance abuse recovery facilities within one year. In fiscal 1994, the Company had a loss from the psychiatric operations of $701 million net of income tax benefits of $412 million. The loss includes the costs of settling Federal and state investigations of the psychiatric business, provisions for losses during the phase-out period, including the costs of settling unusual psychiatric litigation, and the write-down of assets to net realizable value. Losses from discontinued operations in fiscal 1993 and fiscal 1992 were $104 million and $85 million, net of income tax benefits, respectively. Results for fiscal 1993 and fiscal 1992 have been restated to reflect the operating results for the discontinued business separately from continuing operations.

  Income from continuing operations before income taxes and the cumulative effect of a change in accounting was $360 million in fiscal 1994, compared with $419 million and $359 million in fiscal 1993 and fiscal 1992, respectively. Excluding the unusual items as shown in Table I, income from continuing operations before income taxes and the cumulative effect of a change in accounting would have been $349 million in both fiscal 1994 and fiscal 1993 and $346 million in fiscal 1992.

  Net operating revenues and operating profits from continuing operations before interest are shown in Table II. The revenues and expenses of the sold rehabilitation hospitals and related outpatient clinics are included in the Company's results of operations through December 1993. Net operating revenues of the sold facilities were $266 million in 1994 and $470 million in fiscal 1993. Pretax income of the sold facilities, before general corporate overhead costs, was $22 million in fiscal 1994 and $55 million in fiscal 1993.

                    TABLE II OPERATING REVENUES AND PROFITS:

                                                                  INCREASE
                                                                 (DECREASE)
                                          YEARS ENDED MAY 31,   1993 TO 1994
                                          -------------------- ---------------
                                           1992   1993   1994  AMOUNT  PERCENT
                                          ------ ------ ------ ------  -------
                                                     (IN MILLIONS)
  Net Operating Revenues:
    Hospitals............................ $2,757 $2,979 $2,807 $(172)     (6)%
    Other Businesses.....................    184    212    160   (52)    (25)%
                                          ------ ------ ------ -----     ---
    Total................................ $2,941 $3,191 $2,967 $(224)     (7)%
                                          ====== ====== ====== =====     ===
  Operating Profits Before Interest and
   Net Unusual Items (Table I):
    Hospitals............................ $  369 $  359 $  358   $(1)    --
    Other Businesses.....................     44     54     42   (12)    (22)%
                                          ------ ------ ------ -----     ---
    Total................................ $  413 $  413 $  400  $(13)     (3)%
                                          ====== ====== ====== =====     ===

  The hospital line of business includes primarily the operations of the Company's domestic and international general hospitals, its rehabilitation hospitals and the management services business. Net operating revenues decreased in fiscal 1994 due to the sale of the rehabilitation facilities. Operating profits were virtually unchanged from the prior year. The hospitals' operating profit margin was 12.8% in fiscal 1994, compared with 12.1% in fiscal 1993 and 13.4% in fiscal 1992. The operating profit margin increase from fiscal 1993 to fiscal 1994 was primarily due to more effective cost-control programs and the sale of the rehabilitation hospitals, which, as a whole, had lower margins than the general hospitals.

  Selected statistics for domestic general hospital operations are shown below:

     TABLE III SELECTED OPERATING STATISTICS FOR DOMESTIC GENERAL HOSPITALS

                                  YEARS ENDED MAY 31,
                            ----------------------------------
                                                                INCREASE (DECREASE)
                               1992        1993        1994        1993 TO 1994
                            ----------  ----------  ----------  -------------------
  General Hospitals:
    Facilities owned or
     operated.............          35          35          35          --
    Year-end licensed
     beds.................       6,559       6,818       6,873          0.8%
    Average licensed beds
     in period............       6,563       6,811       6,760         (0.7)%
    Utilization of li-
     censed beds..........        50.5%       47.8%       46.8%        (1.0)%*
    Patient days..........   1,211,187   1,187,181   1,154,030         (2.8)%
    Net inpatient revenues
     (in millions)........  $    1,445  $    1,529  $    1,568          2.6%
    Net inpatient revenues
     per patient day......  $    1,193  $    1,288  $    1,359          5.5%
    Admissions............     208,307     210,669     207,868         (1.3)%
    Average length of stay
     (days)...............         5.8         5.6         5.6          --
    Net outpatient reve-
     nues (in millions)...  $      465  $      535  $      557          4.1%
    % of net patient reve-
     nues from Medicare
     and Medicaid.........        38.5%       41.4%       44.4%         3.0%*

- ---------------------
 * These percentage changes are the difference between the percentages shown for the two periods.

DOMESTIC GENERAL HOSPITALS

  Domestic general hospital net patient revenues were $2.1 billion in fiscal 1994 and fiscal 1993 and $1.9 billion in fiscal 1992. There continue to be increases in inpatient acuity and intensity of services and higher inpatient revenue per patient day as less intensive services shift from an inpatient to an outpatient basis or to alternative healthcare delivery services because of technology improvements and as cost controls by payors become greater. Allowances and discounts are expected to continue to rise because of increasing cost controls by government and group health payors and because the percentage of business from managed care programs (and related discounts) continues to grow.

  The Medicare program accounted for approximately 36% of the net patient revenues of the domestic general hospitals in 1994 and 34% and 32% in 1993 and 1992, respectively. Historically, rates paid under Medicare's prospective payment system have increased, but such increases have been less than cost increases.

PSYCHIATRIC FACILITIES

  Psychiatric hospitals' statistics and commentary have not been included herein because of the Company's decision on November 30, 1993 to discontinue its psychiatric facilities business by disposing of its psychiatric and substance abuse recovery facilities. During the six months ended November 30, 1994, the Company sold 49 psychiatric facilities and five outpatient centers for an aggregate sales price, excluding working capital, of approximately $145.6 million. The Company continues to operate 14 psychiatric facilities as a discontinued operation pending their planned closure, sale or conversion to another use. See Note 2 of Notes to the Consolidated Financial Statements of NME. Even though the Company will continue to operate its psychiatric facilities business until the completion of the divestiture program, the results of operations are charged against the reserve for discontinued operations in the Company's financial statements.

  The action to discontinue its psychiatric facilities business and the sale of off-campus rehabilitation hospitals described above comprise significant elements of the Company's previously announced decision to focus on its core general hospital business.

OTHER BUSINESSES

  During fiscal 1994 other businesses included the operating results of the Company's dialysis centers, seven domestic long-term care facilities, the Company's equity interest in the net income of Hillhaven, loan and lease guarantee fees from Hillhaven, leasing of long-term care facilities and retirement centers to Hillhaven, the Company's equity interest in the net income of Westminster, and other smaller businesses.

  Most of the declines in net operating revenues of other businesses for fiscal 1994 compared with fiscal 1993 are due to a reduction in the Company's ownership of Westminster from approximately 90% to approximately 42% and the restructuring of its relationship with Hillhaven described above. Operating profits have been affected for the same reasons.

  After reflecting these transactions, including the sale of long-term care facilities to Hillhaven, the Company's lease income for fiscal 1994 was $3.0 million, compared with $20.0 million in fiscal 1993. The Company's equity in Hillhaven's net income was $15.0 million in fiscal 1994, compared with $8.0 million in fiscal 1993. The significant increase in equity earnings is due to Hillhaven's improved overall earnings and the Company's increasing its investment in Hillhaven in fiscal 1994. See Note 14 of Notes to the Consolidated Financial Statements of NME.

  In August 1994, the Company completed the sale of approximately 75% of the outstanding common stock of TRC. Since that time, the Company's share of the operating results of the subsidiary has been recognized using the equity method of accounting and is expected to be minimal in 1995. Net operating revenues of TRC were $80.5 million in 1994, and net income was $5.7 million. See Note 15 of Notes to the Consolidated Financial Statements of NME.

OTHER OPERATING RESULTS

  Depreciation and amortization expense as a percentage of net operating revenues was 5.4% in fiscal 1994, 5.0% in fiscal 1993 and 4.8% in fiscal 1992. Interest expense was 2.4% in fiscal 1994 and fiscal 1993 and 3.0% in fiscal 1992.

  Investment earnings were $28.0 million in fiscal 1994, $21.0 million in fiscal 1993 and $29.0 million in fiscal 1992, and were derived primarily from notes receivable and investments in short-term marketable securities.

  Equity in earnings of unconsolidated affiliates increased from $6.7 million in fiscal 1992 to $12.5 million in 1993 and $23.8 million in 1994 primarily due to (i) improved earnings at Hillhaven during 1993 and 1994, (ii) an increase in the Company's ownership of Hillhaven from approximately 14% to approximately 33% during fiscal 1994, and (iii) the April 1993 public offering of Westminster common stock. As a result of this latter transaction, the Company began accounting for its investment in Westminster on the equity method instead of consolidating the results of operations of Westminster.

  Minority interest in income of consolidated subsidiaries represents outside shareholders' interests in consolidated, but not wholly owned, subsidiaries of the Company and consists primarily of the approximately 48% minority shareholder interest in AME. Other components historically include minority interests in certain subsidiaries of the predecessor of TRC, RHSC Hospitals, Inc. and contain hospital division joint ventures. Minority interest expense fell to $8.2 million in fiscal 1994 from $10.0 million in fiscal 1993, primarily as a result of the divestiture of certain rehabilitation hospitals and the restructuring or elimination of certain joint venture arrangements controlled by the Company. The $3.2 million increase during fiscal 1993 resulted from acquisitions by NME and improved earnings at AME.

  The financial statements reflect operating and depreciation expenses based on historical cost. Except for depreciation expense, the expenses are recorded in the amounts approximating current purchasing power. Depreciation expense would be greater if based on current costs of the Company's property, plant and equipment rather than historical costs. The Company mitigates the impact of inflation on its operating costs and provision for depreciation by price increases and by continuing renovation and replacement of the physical plant and equipment. As a result, the Company believes that inflation does not have a significant impact on its earnings, except when Medicare and Medicaid rate increases are inadequate in relation to rising costs and when other payors also implement programs to control their health costs as discussed above.

  Effective tax rates on income from continuing operations before extraordinary charges were 40.0% in fiscal 1994, 37.0% in fiscal 1993 and 39.3% in fiscal 1992. The fiscal 1993 effective rate on pretax income from continuing operations excluding the gain on the sale of Westminster's common stock would have been 39.7%. See Note 15 to the Company's Consolidated Financial Statements.

BUSINESS OUTLOOK

  Because of intense national, state and private industry efforts to reform the health care delivery and payment systems in this country, the health care industry as a whole faces increased uncertainty. While the Company is unable to predict which, if any, proposals for health care reform will be adopted, it continues to monitor their progress and analyze their potential impacts in order to formulate its future business strategies.

  Another factor impacting operating results is the slow recovery of the California economy from the recent recession. At May 31, 1994, 41% of the Company's domestic general hospital beds were in California.

  The challenge facing the Company and the healthcare industry is to continue to provide quality patient care in an environment of rising costs, strong competition for patients, and a general reduction of reimbursement by both private and government payors. See "Healthcare Industry Overview."

                SELECTED HISTORICAL FINANCIAL INFORMATION OF AMH

  The following tables set forth selected historical financial data and other operating information for AMI, the predecessor company to AMH, for the two months ended October 31, 1989 and for AMH for the ten months ended August 31, 1990, for AMH for each of the fiscal years in the four-year period ended
August 31, 1994 and for AMH for the three months ended November 30, 1993 and 1994. The selected information for the two months ended October 31, 1989 has been derived from the Consolidated Financial Statements of AMI which have been audited by Price Waterhouse LLP, independent accountants for AMI, and from the underlying accounting records of AMI. The selected information for the ten months ended August 31, 1990 and for the fiscal years in the four-year period ended August 31, 1994 has been derived from the Consolidated Financial Statements of AMH which have been audited by Price Waterhouse LLP, independent accountants for AMH, and from the underlying accounting records of AMH. The selected financial information for the three-month periods has been derived from unaudited condensed financial statements of AMH and reflects all adjustments (consisting of only normal recurring adjustments) that, in the opinion of the management of AMH, are necessary for a fair presentation of such information.

  All information contained in the following tables should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of AMH" and with the Consolidated Financial Statements and related notes of AMH included herein. Certain amounts from the consolidated statements of income of AMI and AMH have been reclassified to conform with the presentation below.

                                                                                             THREE
                          AMI FOR THE                                                       MONTHS
                          TWO MONTHS  TEN MONTHS                                             ENDED
                             ENDED      ENDED          YEARS ENDED AUGUST 31,            NOVEMBER 30,
                          OCTOBER 31, AUGUST 31, --------------------------------------  --------------
                                       1990 (1)
                           1989 (1)      (2)     1991 (3)  1992 (4)    1993      1994     1993    1994
                          ----------- ---------- --------  --------  --------  --------  ------  ------
                                      (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
 Net operating revenues.    $ 480.9    $2,052.4  $2,545.9  $2,237.9  $2,238.5  $2,381.7  $558.2  $632.2
 Operating expenses:
 Salaries and benefits..      176.9       715.9     916.4     838.7     815.3     869.0   205.4   236.9
 Supplies...............       61.0       254.4     318.7     316.5     315.9     340.0    79.5    91.8
 Provision for doubtful
  accounts..............       28.7       119.8     162.8     163.8     148.1     165.5    39.0    42.1
 Other operating ex-
  penses................      132.0       570.1     687.8     496.3     505.7     524.3   126.7   140.2
 Depreciation...........       27.9        98.8     126.3     109.6     110.3     118.1    29.1    31.5
 Amortization...........        4.9        28.6      39.1      39.4      37.1      38.6     9.2     9.6
 Merger costs...........      128.2         --        --        --        --        --      --      --
                            -------    --------  --------  --------  --------  --------  ------  ------
 Operating income.......      (78.7)      264.8     294.8     273.6     306.1     326.2    69.3    80.1
 Interest expense.......      (28.3)     (298.1)   (330.4)   (214.5)   (180.5)   (157.2)  (39.4)  (39.7)
 Investment earnings....        3.9        27.6      20.2       9.9      13.9       2.7     0.6     0.4
 Minority interest
  expense...............       (2.5)       (0.8)     (2.3)     (2.1)     (6.1)     (5.9)   (1.8)   (1.1)
 Gain on disposals of
  facilities and long-
  term investments......        --          --       18.6     119.8       --       69.3     --      --
                            -------    --------  --------  --------  --------  --------  ------  ------
 Income/(loss) before
  income taxes..........     (105.6)       (6.5)      0.9     186.7     133.4     235.1    28.7    39.7
 Taxes on income........       37.0        (7.2)    (19.9)    (77.1)    (66.5)    (96.1)  (12.2)  (16.7)
                            -------    --------  --------  --------  --------  --------  ------  ------
 Income (loss) before
  extraordinary losses..    $ (68.6)   $  (13.7) $  (19.0) $  109.6  $   66.9  $  139.0  $ 16.5  $ 23.0
                            =======    ========  ========  ========  ========  ========  ======  ======
 Earnings (loss) per
  common share
  before extraordinary
  losses................    $ (0.98)   $  (0.27) $  (0.38) $   1.43  $   0.87  $   1.80  $ 0.21  $ 0.30
 Cash dividends per
  common share..........        --          --        --        --        --        --      --      --
 Ratio of earnings to
  fixed
  charges (4)...........        --          --        --        1.8x      1.8x      2.4x    1.7x    1.9x

                                       AS OF AUGUST 31,                    AS OF NOVEMBER 30,
                         ------------------------------------------------  --------------------
                           1990      1991      1992      1993      1994      1993       1994
                         --------  --------  --------  --------  --------  ---------  ---------
                                              (DOLLARS IN MILLIONS)
BALANCE SHEET DATA:
 Working capital (defi-
  cit).................. $ (313.4) $ (263.4) $ (222.2) $ (140.0) $ (187.7) $  (137.9) $  (191.7)
 Total assets...........  3,595.7   3,153.5   2,963.3   2,868.4   2,976.5    2,828.8    3,024.8
 Long-term debt, exclud-
  ing current portion...  2,246.4   1,613.3   1,343.7   1,294.2   1,141.7    1,274.2    1,146.9
 Shareholders' equity...    332.0     552.2     663.7     697.8     848.7      714.2      873.6

- ---------------------
(1) AMH acquired AMI on October 26, 1989. The period from September 1, 1989 through October 31, 1989 includes the historical results of AMI and the periods after October 31, 1989 reflect the consolidated results of AMH and AMI.
(2) Operating results relating to nine domestic general hospitals and two psychiatric hospitals sold or under binding agreement to sell as of August 31, 1990 have been excluded from AMH's results of operations for the ten months ended August 31, 1990. Accordingly, AMH's results of operations for the ten months ended August 31, 1990 exclude net revenues, loss before taxes and net loss of $320.9 million, $35.1 million and $23.1 million, respectively, relating to assets sold or under binding agreement to sell as of August 31, 1990.
(3) Results of operations for fiscal 1991 include results from four domestic general hospitals, one psychiatric hospital, and certain other assets sold during that fiscal year.
(4) Results of operations for fiscal 1992 include results from four domestic general hospitals sold during that fiscal year.
(5) The ratio of earnings to fixed charges is calculated by dividing income before income taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense, including amortization of financing costs, and that portion of rental expense deemed to be representative of the interest component of rental expense. For the fiscal year ended August 31, 1991, the ten months ended August 31, 1990 and the two months ended
    October 31, 1989, earnings were inadequate to cover fixed charges by approximately $3.7 million, $20.6 million and $108.5 million, respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
            OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF AMH

  To provide prospective purchasers of the Notes with certain additional information about AMH, set forth below is the Management's Discussion and Analysis of Financial Condition and Results of Operations (the "MD&A") of AMH from AMH's Quarterly Report on Form 10-Q for the quarterly period ended November 30, 1994 and selected portions of the MD&A from AMH's Annual Report on Form 10-K for the fiscal year ended August 31,1994.

LIQUIDITY AND CAPITAL RESOURCES

  AMH's cash and cash equivalents at November 30, 1994 were $21.4 million compared to $31.9 million at August 31, 1994. The decrease of $10.5 million was primarily due to the acquisition of facilities during the period. The working capital deficit at November 30, 1994 of $191.7 million was comparable to the deficit of $187.6 million at August 31, 1994. Accounts receivable of $167.4 million at November 30, 1994 increased $20.0 million from $147.4 million at August 31, 1994 while the income tax receivable decreased $15.4 million to $15.5 million at November 30, 1994 from $30.9 million at August 31, 1994. The addition of a hospital, growth in net revenues, and a decrease in the amount of receivables collected during the period were the primary components of the increase in accounts receivable at November 30, 1994. The decrease in the income tax receivable is primarily due to the current income tax provision. Current liabilities at November 30, 1994 of $479.4 million remained relatively the same as the same period a year ago. Cash provided by operating activities of $55.7 million for the three months ended November 30, 1994 was comparable to $55.5 million for the same period a year ago. The funding of AMH's pension plan assets and acquisition-related transactions resulted in other long-term assets of $61.0 million at November 30, 1994 compared to $30.0 million at August 31, 1994.

  AMH invested $30.7 million in capital expenditures (excluding acquisitions) for the three months ended November 30, 1994, compared to $27.1 million for the three months ended November 30, 1993. Capital expenditures made by AMH and construction commitments outstanding of approximately $42.0 million are for the expansion and renovations of facilities to accommodate new inpatient and outpatient programs and to further develop certain lines of business, including home health, surgery centers and physician practices. AMH intends to continue to invest in new and existing operations within the healthcare industry.

  Cash of $18.2 million was used during the three months ended November 30, 1994 for the acquisition of healthcare related facilities and an investment in a limited partnership, of which a wholly owned subsidiary of AMI is general partner, which acquired a hospital in Hilton Head, South Carolina. Through its subsidiaries AMI owns 70% of the limited partnership. In connection with AMH's efforts to re-establish a presence in Europe, in September 1994 AMH entered into a joint venture agreement with a community organization (the "Burgergemeinde") located in Cham, Canton Zug, Switzerland. The joint venture is owned 90% by AMH and 10% by the Burgergemeinde. Under the terms of the transaction, AMH will enter into a long-term lease for the land where the existing hospital is located and will then construct a new 56-bed acute care wing, convert an existing structure into a medical office building and renovate and remodel the existing acute care facility. In addition, AMH plans to contract to provide management, food, physical therapy and rehabilitation services to the hospital, an on-site nursing home and an affiliated retirement community.

  AMH repaid (excluding repayments on the revolving credit facility) $3.7 million of long-term debt during the three months ended November 30, 1994 from cash provided by operating activities and short-term cash investments. The amount outstanding under AMH's $600.0 million revolving credit facility at November 30, 1994 was $262.0 million, a decrease of $4.0 million from $266.0 million at August 31, 1994.

  Management believes that sufficient funds will be generated from operations, augmented by borrowings under the revolving credit facility, to finance operations, capital expenditures and service debt. Scheduled principal payments, excluding amounts that may become due on the revolving credit facility, will be $155.8 million in the remainder of fiscal 1995, $57.1 million in fiscal 1996, $182.2 million in fiscal 1997, $2.3 million in fiscal 1998, $2.6 million in fiscal 1999, and $26.9 million in fiscal 2000.

  The terms of certain indebtedness of AMH impose operating and financial restrictions requiring AMH to maintain certain financial ratios and restrict AMH's ability to incur additional indebtedness and enter into leases and guarantees of debt; to make capital expenditures; to make loans and investments; to pay dividends or repurchase shares of stock; to repurchase, retire or refinance indebtedness prior to maturity; and to purchase or sell assets. AMH has pledged the capital stock of certain direct (first tier) subsidiaries as security for its obligations under the revolving credit facility and certain other senior indebtedness. In addition, AMH has granted a security interest in its accounts receivable as security for its obligations under the revolving credit facility. Management believes that AMH is currently in compliance with all material covenants and restrictions contained in all financing agreements.

RESULTS OF OPERATIONS

  AMI's results of operations are the same as those of AMH; therefore, separate results of operations and a discussion and analysis for AMI are not presented. The following table summarizes certain consolidated results of AMH (dollars in millions):

                             THREE MONTHS ENDED NOVEMBER
                                         30,
                             -----------------------------
                                 1994           1993
                             -------------- --------------
                                   % OF NET       % OF NET
                                   REVENUES       REVENUES
                                   --------       --------
Net revenues................ $632   100.0%  $558   100.0%
                             ----   -----   ----   -----
Operating costs and
 expenses...................
  Salaries and benefits.....  237    37.5    205    36.8
  Supplies..................   92    14.5     80    14.2
  Provision for
   uncollectible accounts...   42     6.6     39     7.0
  Depreciation and
   amortization.............   41     6.5     38     6.9
  Other operating costs.....  140    22.2    126    22.7
                             ----   -----   ----   -----
    Total operating costs
     and expenses...........  552    87.3    488    87.6
                             ----   -----   ----   -----
Operating income............   80    12.7     70    12.4
  Interest expense, net.....  (39)   (6.2)   (39)   (6.9)
                             ----   -----   ----   -----
Income before taxes and
 minority equity interest...   41     6.5     31     5.5
  Provision for income
   taxes....................  (17)   (2.7)   (13)   (2.3)
                             ----   -----   ----   -----
Income before minority
 equity interest............   24     3.8     18     3.2
  Minority equity interest..   (1)   (0.2)    (1)   (0.2)
                             ----   -----   ----   -----
Net income.................. $ 23     3.6%  $ 17     3.0%
                             ====   =====   ====   =====

  The following table sets forth certain operating statistics of AMH's hospitals for the three months ended November 30, 1994 and 1993:

                                                                1994     1993
     Operating statistics (1):                                 -------  -------
     Admissions...............................................  62,567   57,355
     Equivalent admissions (2)................................  88,028   78,852
     Outpatient visits........................................ 651,725  510,789
     Outpatient surgeries.....................................  34,635   29,916
     Patient days............................................. 376,198  331,827
     Equivalent patient days (2).............................. 518,036  449,966
     Utilization of licensed beds.............................    45.9%    44.8%
     Licensed beds at end of period...........................   9,002    8,131

- --------
(1) Represents statistics for hospitals only and has not been adjusted to include statistics for related healthcare entities.

(2) Represents actual admissions/patient days as adjusted to include outpatient and emergency room services by adding to actual admissions/patient days an amount derived by dividing outpatient and emergency room revenue by inpatient revenue per admission/patient days.

  The results of operations for the three months ended November 30, 1994 include the results of operations of Saint Francis Hospital and Hilton Head Hospital, which were acquired May 1, 1994 and September 1, 1994, respectively, and therefore are not included in the results of operations for the three months ended November 30, 1993. For the three months ended November 30, 1994, Saint Francis Hospital and Hilton Head Hospital contributed approximately 60% of the increase in net revenues and operating expenses over the same period of the prior year. Operating expenses as a percentage of net revenues decreased to 87.3% for the three months ended November 30, 1994 compared to 87.6% for the three months ended November 30, 1993. AMH's adherence to cost management combined with the increase in net revenues resulted in an operating margin of 12.7% for the three months ended November 30, 1994 as compared to 12.4% for the three months ended November 30, 1993.

  While the additional revenues recognized from the acquisition of two hospitals contributed primarily to the growth in the reported net revenues and volume, AMH's historical hospitals experienced an increase in net revenues from growth in volume, primarily in outpatient care from existing services and the expansion of such services, and general price increases passed on for patient care services. The growth in outpatient volume of 26.9% recognized from November 30, 1994 compared to November 30, 1993 resulted in net revenues from outpatient services accounting for 31.0% of AMH's net patient revenues for the three months ended November 30, 1994, while such net revenues were 29.9% for the three months ended November 30, 1993. Net revenues derived from Medicare/Medicaid programs are a significant portion of AMH's net revenues, comprising 44.1% of AMH's net revenues for the three months ended November 30, 1994. This portion of AMH's net revenues has increased when compared to the three months ended November 30, 1993 (40.3% of net revenues) as an increasing portion of the population continues to qualify for coverage under such programs and as a result of the impact of the payor mix of the two additional hospitals. Net revenues derived from non-contracted sources for the three months ended November 30, 1994 and 1993 were 27.2% and 30.9% of net revenues, respectively. Net revenues derived from contracted sources for the three months ended November 30, 1994 and 1993 were 24.9% and 25.6% of net revenues, respectively. This decline in net revenues from contracted sources is mainly due to the impact of the two hospitals acquired, which have a greater portion of their respective volume and therefore net revenues being derived from Medicare/Medicaid programs. Net revenues from other sources for the three months ended November 30, 1994 and 1993 contributed 3.8% and 3.2%, respectively, to AMH's net revenues.

  The tax provision for the three months ended November 30, 1994 and 1993 is greater than that which would occur using AMH's marginal tax rate against its income before taxes and minority equity interest, due in large part to the amortization of cost in excess of net assets acquired not being deductible for tax provision purposes.

  A significant portion of AMH's operating costs and expenses are subject to inflationary increases. Since the healthcare industry is labor intensive, salaries and benefits are continually affected by inflation. AMH's ability to pass on a certain portion of the increased costs associated with providing healthcare to Medicare/Medicaid patients may be limited by existing government reimbursement programs for healthcare services unless the Federal and state governments correspondingly increase the rates of payments under these programs. Although AMH cannot predict its ability to continue to cover future cost increases, management believes that through the continued adherence to its cost containment programs, labor management and reasonable price increases, inflation is not expected to have a material adverse effect on operating margins.

  Healthcare reform proposals have been introduced in Congress and in state legislatures that could effect changes in the healthcare delivery system, either at the national or state level. Among the proposals considered by such legislatures are healthcare coverage for an increasing percentage of the U.S. population, cost controls on healthcare providers, insurance market reforms to increase the availability of group health insurance to small businesses, requirements that all businesses offer health insurance coverage to their employees, and the creation of a single government health insurance plan (to reduce administrative costs) that would cover all citizens. Although none of these proposals have been adopted, a broad range of both similar and more comprehensive healthcare reform is likely to be considered at the state level. Management believes that some form of Federal healthcare reform may occur; however, until such reform is finalized, management cannot predict which proposals will be adopted, if any, and until adopted the impact of any such proposals on AMH's business, results of operations, cash flows or financial condition.

 YEARS ENDED AUGUST 31, 1992, 1993 AND 1994

  The following table summarizes certain consolidated results of AMH.

                                              YEARS ENDED AUGUST 31,
                                      ----------------------------------------
                                          1994          1993          1992
                                      ------------  ------------  ------------
                                        % OF NET      % OF NET      % OF NET
                                        REVENUE       REVENUE       REVENUE
                                      ------------  ------------  ------------
Net operating revenues............... $2,382 100.0% $2,238 100.0% $2,238 100.0%
                                      ------ -----  ------ -----  ------ -----
Operating expenses:
 Salaries and benefits...............    869  36.5     815  36.4     839  37.5
 Supplies............................    340  14.3     316  14.1     317  14.2
 Provision for uncollectible ac-
  counts.............................    166   6.9     148   6.6     164   7.3
 Other operating expenses............    524  22.0     506  22.6     496  22.2
Depreciation.........................    118   5.0     110   4.9     110   4.9
Amortization.........................     39   1.6      37   1.7      39   1.8
                                      ------ -----  ------ -----  ------ -----
Operating income..................... $  326  13.7% $  306  13.7% $  273  12.1%
                                      ====== =====  ====== =====  ====== =====

  The following table sets forth certain operating statistics of AMH's hospitals for the three years ended August 31, 1994.

                                                   YEARS ENDED AUGUST 31,
                                                -------------------------------
                                                  1994       1993       1992
                                                ---------  ---------  ---------
HISTORICAL OPERATING DATA (1):
Number of hospitals (at year end)..............        37         36         35
Admissions.....................................   242,219    229,596    233,090
Licensed beds (at year end)....................     9,021      8,003      7,822
Equivalent admissions (2)......................   333,071    309,972    308,722
Patient days................................... 1,435,487  1,372,232  1,456,542
Equivalent patient days (2).................... 1,943,842  1,830,169  1,906,304
Net inpatient revenues per patient day......... $   1,146  $   1,135  $   1,098
Utilization of licensed beds...................      46.6%      46.8%      47.9%
Outpatient visits.............................. 2,255,498  1,660,015  1,618,068
Outpatient surgeries...........................   123,867    120,854    120,008

- ---------------------
(1) Represents statistics for hospitals only and has not been adjusted to include statistics for related healthcare entities.
(2) Represents actual admissions/patient days as adjusted to include outpatient and emergency room services by adding to actual admissions/patient days an amount derived by dividing outpatient and emergency room revenue by inpatient revenue per admission/patient days.

  Net revenues for the year ended August 31, 1994 increased 6.4% to $2,382 million from $2,238 million for the year ended August 31, 1993 as a result of new patient care services, higher utilization of outpatient and ancillary services and higher third-party reimbursement rates. Net revenues for the year ended August 31, 1992 of $2,238 million included a benefit of approximately $10 million relating to a Medicare settlement and $69 million relating to facilities sold during fiscal 1992.

  A shift in volume from inpatient services to outpatient services over the past three years, the development of home health services and the addition of ancillary facilities at certain of AMH's hospitals have contributed to net revenues from outpatient services accounting for a larger percent of total net patient revenues in recent years. Net revenues from outpatient services accounted for 29.6%, 29.4% and 27.6% of total net patient revenues for the years ended August 31, 1994, 1993 and 1992, respectively. For the year ended August 31, 1994, AMH experienced a greater increase in admissions (5.5% as compared to the year ended August 31, 1993) than seen in prior years, due primarily to the addition of Saint Francis Hospital. Admissions, which were impacted by the addition of Encino Hospital in fiscal 1993 and the disposition of hospitals during fiscal 1992, decreased 1.5% for the year ended August 31, 1993 when compared to the year ended August 31, 1992. Net revenues from inpatient services accounted for 70.4%, 70.6% and 72.4% of total net patient revenues for the years ended August 31, 1994, 1993 and 1992, respectively.

  Net revenues derived from Medicare/Medicaid programs for the year ended August 31, 1994 increased 19.1% as compared to the year ended August 31, 1993 as a greater portion of the population continues to qualify for such coverage. Saint Francis Hospital, which derives a large portion of its business from Medicare patients, contributed to the increase in net revenues derived from Medicare/Medicaid programs. An increasing number of various third-party payors, including states, insurance companies and employers' networks, are negotiating contracted amounts paid for services rendered, accounting for the increase in contracted business and a corresponding decline in non-contracted business.

  Expense management continues to be a significant factor in maintaining the operating margin improvement experienced by AMH (13.7% for the years ended August 31, 1994 and 1993 and 12.1% for the year ended August 31, 1992). The sale of facilities during fiscal 1992, which operated at a slightly lower margin, also contributed to the increase in AMH's operating margin for the year ended August 31, 1993. AMH's adherence to the cost-control program implemented by management in fiscal 1992 has continued to stabilize operating costs and expenses as a percent of net revenues. Labor management (i.e., hospital staffing monitored with volume) and the decline in benefit costs as a result of changes implemented in the employee benefits program have decreased labor costs for the years ended August 31, 1994 and 1993 as a percent of net revenues compared to the year ended August 31, 1992.

  For the year ended August 31, 1994 operating expenses (including depreciation and amortization) increased 6.4% over the year ended August 31, 1993. Approximately one-third of the overall increase is due to operating expenses associated with Saint Francis Hospital. As a percent of net revenues, operating expenses for the year ended August 31, 1994 remained flat as compared to the year ended August 31, 1993. The decrease in total operating costs and expenses for the year ended August 31, 1993 as compared to the year ended August 31, 1992 was primarily due to the following adjustments recognized during fiscal 1992: (i) the disposition of hospitals during fiscal 1992, (ii) an $11.0 million adjustment to salaries and benefits to increase reserves associated with workers' compensation liabilities as a result of adverse development of claims arising from prior periods, (iii) the impact of an adverse adjustment to the provision for uncollectible accounts for the refinement in procedures used to estimate bad debts and (iv) a foreign currency translation loss of $7.8 million. Foreign currency translation was immaterial for the years ended August 31, 1994 and 1993.

  The gains on the sales of securities for the years ended August 31, 1994 and 1992 are the result of the sale of various securities of EPIC Holdings, Inc. and EPIC Healthcare Group, Inc.

  Interest expense, net decreased to $154 million for the year ended August 31, 1994 from $166 million for the year ended August 31, 1993 and $204 million for the year ended August 31, 1992 as a result of debt refinancings in fiscal 1994 and 1993 and the use of cash from operations and the proceeds from the sale of facilities in fiscal 1992 to reduce outstanding indebtedness. The year ended August 31, 1993 includes a refund of $8.6 million for excess interest paid to the IRS in prior periods.

  The tax provision for each of the years ended August 31, 1994, 1993 and 1992 is greater than that which would occur using AMH's marginal tax rate against its income before taxes, minority equity interest and extraordinary loss, due in large part to the amortization of cost in excess of net assets acquired not being deductible for tax provision purposes. In August 1993, the Revenue Reconciliation Act of 1993 was enacted increasing the corporate income tax rate to 35% from 34% effective January 1, 1993.

  The extraordinary loss on early extinguishment of debt is a result of the redemption or repurchase of debt prior to its stated maturity.

                          HEALTHCARE INDUSTRY OVERVIEW

  Healthcare is one of the largest industries in the United States, representing total expenditures of approximately $884.0 billion, or 13.9% of gross domestic product ("GDP"), in 1993 according to the Federal Health Care Financing Administration ("HCFA"). Due to, among other factors, the aging of the population and the increased availability and use of high-technology treatments and tests, increases in healthcare expenditures, including hospital expenditures, historically have outpaced inflation. According to HCFA, healthcare expenditures increased by approximately 7.8% in 1993 compared to approximately $820.0 billion in 1992.

  According to the American Hospital Association, there were approximately 5,369 acute care general hospitals in the United States in 1993, only 717, or approximately 13.3%, of which were investor-owned hospitals. The remaining hospitals were operated by tax-exempt institutions or were government-owned. Management believes that by virtue of their highly developed infrastructure, extensive service base, sophisticated equipment and skilled personnel, acute care general hospitals are expected to serve as the hubs around which integrated healthcare delivery systems will be built.

  In response to escalating healthcare costs, government and private purchasers of healthcare services have undertaken substantial revisions in their payment methodologies and have increased significantly the degree to which they monitor the utilization of services. For instance, instead of reimbursing healthcare providers for retrospectively determined actual costs, Medicare now reimburses for inpatient services under a prospective payment system that pays a fixed rate based on each Medicare patient's assigned diagnostic related group of services ("DRGs"). See "Business--Medicare, Medicaid and Other Revenues." Under that system, hospitals bear the financial risk of providing healthcare services since they receive a specific, fixed reimbursement for each treatment, regardless of the actual costs of providing the care. That payment system, together with closer monitoring of expenditures by managed care payors, private health insurers and employers, has resulted in increased contractual allowances and discounts to hospitals' standard charges for services and a shift from inpatient to outpatient care.

  Payors increasingly are utilizing HMOs and PPOs as cost-effective alternatives to traditional fee-for-service health insurance plans. Under arrangements with HMOs and PPOs, hospitals contract to provide services on a discounted fixed-fee basis or a capitated basis, under which the hospitals receive specific fixed periodic payments based on the number of members of the HMO or PPO, regardless of the actual costs incurred and services provided.

  These changes in payment methodologies have created many changes in the provision of healthcare. A significant shift from inpatient to outpatient care has resulted in significant unused hospital capacity and increases in the utilization of outpatient services and outpatient gross revenues. See "Business--Domestic Healthcare Operations." As a result, in part, of the changes in the industry there has been significant consolidation in the hospital industry over the past decade and many hospitals have closed.

  NME's management believes that continuing cost-containment pressures will lead to a continued increase in managed care and further consolidation in the hospital industry. As managed care penetration increases, the Company expects that a greater percentage of its services will be provided under managed care contracts, including capitated payment arrangements with payors. Accordingly, NME will continue to develop integrated healthcare delivery systems that deliver quality, cost-effective care to better compete for managed care contracts.

                                    BUSINESS

GENERAL

  NME is a leading investor-owned healthcare company that operates general hospitals and related healthcare facilities serving primarily urban and regional areas in the United States and abroad and that holds investments in other healthcare companies. At November 30, 1994, NME operated 33 domestic general hospitals, with a total of 6,622 licensed beds, located in California, Florida, Louisiana, Missouri, Tennessee and Texas. NME operates six rehabilitation hospitals, seven long-term care facilities and four psychiatric facilities, located on the same campus as, or nearby, the Company's general hospitals. In addition, NME operates ancillary facilities, including outpatient surgery centers, home healthcare programs and ambulatory, occupational and rural healthcare clinics. Through its international hospital division, NME also operated 13 general hospitals in Australia, Singapore, Spain and Malaysia, with a total of 1,693 licensed beds at November 30, 1994. For the 12 months ended November 30, 1994, NME had adjusted net operating revenues and adjusted EBITDA of $2.6 billion and $510.3 million, respectively. See "Supplemental Discussion of Adjusted Results of Operations of NME."

  NME's investments in other healthcare companies include: (i) an approximately 27% voting interest in Hillhaven, a publicly traded company listed on the NYSE that operated 287 long-term care facilities, 57 pharmacies and 19 retirement housing communities in the United States at November 30, 1994; (ii) an approximately 42% interest in Westminster, a publicly traded company listed on the London Stock Exchange that operated 65 long-term care facilities in the United Kingdom at November 30, 1994; (iii) an approximately 23% interest in TRC, which operated 42 freestanding kidney dialysis units in nine states at November 30, 1994; and (iv) an approximately 23% interest in Health Care Property Partners ("HCPP"), a partnership that leases 21 long-term care facilities to Hillhaven and two general hospitals to NME. See "--Other Healthcare Interests."

  As a result of the Merger, AMH will become a wholly owned subsidiary of the Company. AMH is a leading investor-owned healthcare company that operates general hospitals and related healthcare facilities serving primarily urban and regional areas in 13 states. At November 30, 1994, AMH operated 37 general hospitals with a total of 8,831 licensed beds and one psychiatric facility with 171 licensed beds. The AMH hospitals are located in Texas, Florida, California, Louisiana, Missouri, Tennessee, Arkansas, North Carolina, South Carolina, Georgia, Alabama, Indiana and Nebraska. AMH also operates ancillary facilities located on the same campus as, or nearby, many of its hospitals, including outpatient surgery centers, rehabilitation units, long-term care facilities, home healthcare programs and ambulatory, occupational and rural healthcare clinics. For the 12 months ended November 30, 1994, AMH had net operating revenues and EBITDA of $2.5 billion and $496.5 million, respectively. See "Selected Historical Financial Information of AMH."

  Following the Merger, the Company will operate 70 domestic general hospitals, with a total of 15,453 licensed beds, serving primarily urban and regional areas in 13 states. On a pro forma combined basis, the Company's net operating revenues, EBITDA and income from continuing operations for the 12 months ended November 30, 1994, would have been approximately $5.1 billion, $1.0 billion, and $231.4 million, respectively, after giving effect to the Merger, the issuance of the Notes, the Refinancing and certain other adjustments related to asset dispositions completed by NME subsequent to the beginning of such period. See "Pro Forma Financial Information."

  NME believes that the Merger represents an opportunity to acquire a substantial portfolio of hospitals providing quality, cost-effective care. AMH's general hospitals operate primarily in urban and regional areas and are comparable in size to those operated by the Company, with an average size at November 30, 1994, of 239 licensed beds as compared to 201 licensed beds for NME. In addition, a number of these hospitals are located in geographic areas where NME currently operates hospitals, including southern California, southeastern Florida, the greater New Orleans area and the central coast of California. The Merger will provide an opportunity for the Company to coordinate the services it provides in these geographic areas with those services provided by AMH, which the Company believes will accelerate its development of integrated healthcare delivery systems in these areas. The Merger also expands the Company's operations into several new geographic areas, including Arkansas, North Carolina, South Carolina, Georgia, Alabama, Indiana and Nebraska.

BUSINESS STRATEGY

  The Company's strategic objective is to provide quality, cost-effective healthcare services in selected geographic areas. NME believes that competition among healthcare providers occurs primarily at the local level. Accordingly, the Company tailors its local strategies to address the specific competitive characteristics of each geographic area in which it operates, including the number of facilities operated by NME, the nature and structure of physician practices and physician groups, the extent of managed care penetration, the number and size of competitors and the demographic characteristics of the area. Key elements of the Company's strategy are:

  . to develop integrated healthcare delivery systems by coordinating the operations and services of the Company's facilities with other hospitals and ancillary care providers and through alliances with physicians and physician groups;

  . to reduce costs through enhanced operating efficiencies while improving the quality of care provided;

  . to develop and maintain its strong relationships with physicians and generally to foster a physician-friendly culture;

  . to enter into discounted fee for service arrangements, capitated contracts and other managed care contracts with third party payors; and

  . to acquire hospitals, groups of hospitals, other healthcare businesses, ancillary healthcare providers, physician practices and physician practice assets where appropriate to accelerate the development of quality, cost-effective integrated healthcare delivery systems.

  Develop Integrated Healthcare Delivery Systems. In each geographic area it serves, the Company has established or is developing an integrated healthcare delivery system to offer a full range of quality patient care on a cost-effective basis by coordinating the services offered by its hospitals and related facilities with the services offered by other providers. The Company believes that general hospitals will serve as the hubs for the development of integrated healthcare delivery systems due to their highly developed infrastructure, extensive service base, sophisticated equipment and skilled personnel. The Company's strategy is implemented in a number of ways depending upon the characteristics of the local area. In areas where there is significant managed care penetration or in which the Company anticipates such penetration, the Company encourages physicians practicing at its hospitals to form independent physician associations ("IPAs"). As part of its strategy, the Company intends to form physician hospital organizations ("PHOs") that bring together its hospitals and IPAs, physicians or physician groups under a variety of arrangements to negotiate for managed care contracts, including capitated contracts. NME has formed a PHO for the New Orleans area and is in the process of forming PHOs in several other geographic areas. The Company also has formed management service organizations ("MSOs"), which provide management and administrative services to physicians, physician group practices and IPAs, and which enter into managed care contracts on behalf of these groups and, in certain circumstances in the future, PHOs. Where appropriate, the Company also purchases physician and physician group practices and employs such physicians or purchases the assets of those practices and manages such practices through its MSOs or otherwise.

  The Company uses various combinations of one or all of the foregoing methods in each geographic area to create a community of interest between its hospitals and the physicians who practice there, to which it adds additional resources, where necessary, to create an integrated healthcare delivery system capable of providing a full range of services to payors. One example of how this integrated delivery strategy is being implemented is the Company's Redding Medical Center, a tertiary care hospital located in a primarily rural area in northern California, around which hospital the Company is developing such a system, with the hospital itself acting as the hub. Affiliations with physician practices, non-NME primary care hospitals, an outpatient surgery center developed in partnership with local physicians and affiliated ancillary care providers in the surrounding area enable this system to provide a full range of healthcare services. In addition, the Company recently has introduced its HMO product to this geographic area. The Company believes that the development of such integrated healthcare delivery systems will augment cash flow by enhancing the Company's ability to contract with payors in those areas that have experienced or will experience a high degree of managed care penetration.

  The Company believes that the Merger will enhance its ability to implement its strategy. NME will be able to expand existing integrated healthcare delivery systems in southeastern Florida and the greater New Orleans area, and to develop new systems in Southern California and the central coast of California, in each of which areas NME's and AMH's hospitals complement each other. For example, in the greater Los Angeles area the Company is exploring opportunities with respect to the formation of an integrated system comprised of NME's USC University Hospital, Garfield Medical Center, Los Alamitos Medical Center, Century City Hospital, Placentia Linda Community Hospital and Lakewood Regional Medical Center and AMH's Irvine Medical Center, Tarzana/Encino Regional Medical Centers, Medical Center of North Hollywood, South Bay Hospital, San Dimas Community Hospital and Garden Grove Hospital and Medical Center, which system will provide a full range of services over a large geographic area. In addition, the Merger will extend the Company's operations into several additional geographic areas, some of which do not yet exhibit (and in some cases are not expected to exhibit in the near term) the high degree of managed care penetration experienced in California and in certain other parts of the country.

  Reduce Costs Through Enhanced Operating Efficiency While Improving the Quality of Care. The Company continues to position itself as a cost-effective provider of quality healthcare services by enhancing operating efficiencies at the hospital, regional and corporate levels. For example, the Company has implemented programs at the hospital level to monitor and adjust staffing levels in response to patient acuity and hospital census, and to improve service and the quality of outcomes while reducing operating expenses through the reengineering of the delivery of patient care in its hospitals. At several of the Company's hospitals, job functions have been redefined and services have been moved directly to the patient floors. Management believes that increasing the amount of patient care delivered at the bedside will increase patient satisfaction while reducing costs. This initiative also has enhanced the ability of professionals to focus their attention on higher levels of patient care. For example, at the Company's Delray Community Hospital, pharmacy and respiratory therapy services are provided more efficiently by healthcare professionals located on the patient floors rather than by less accessible personnel from other parts of the hospital.

  In order to reduce costs and achieve economies of scale at the regional level, the Company has combined hospital business offices for facilities located in close geographic proximity. Consolidating business offices allows the Company's hospitals to reduce staffing levels while enhancing the effectiveness of their billing and collection efforts. The Company has reduced costs and achieved economies of scale at the hospital, regional and corporate levels by consolidating the collection of accounts receivable through SOS and negotiating purchase contracts that take advantage of its group purchasing program. Management believes that certain cost savings, currently estimated to be approximately $60.0 million annually beginning in fiscal 1996 (before any severance or other costs of implementing certain efficiencies), may be realized following the Merger primarily through the application of the foregoing measures to the AMH hospitals.

  Develop and Maintain Strong Relationships with Physicians. NME believes that its success will depend in large part on maintaining strong relationships with physicians, and has devoted substantial management effort and resources to establishing and maintaining such relationships and to fostering a physician-friendly culture at each of its hospitals to better serve the needs of patients. The Company attracts physicians to its hospitals by equipping its hospitals with sophisticated equipment, providing physicians with a large degree of independence in conducting their hospital practice and sponsoring training programs to educate physicians on advanced medical procedures. The Company often is at the forefront in introducing new services, medical equipment and medical technologies designed to improve patient care and assist physicians. Over the last three fiscal years, the Company has invested approximately $433.0 million in capital expenditures to add equipment and expand and upgrade facilities at its 33 continuing domestic general hospitals. These efforts serve the dual purposes of developing and maintaining strong relationships with physicians and better serving the needs of patients.

  The Company looks to physicians to play an active role in the governance of its hospitals. For example, each of the Company's hospitals has a governing board, the only voting members of which are physicians who are active members of the medical staff and local community members. The Company has no voting representatives on any of its hospitals' governing boards. These boards develop short and long-term plans for the hospitals and review and approve, as appropriate, actions of the medical staff, including staff appointments, credentialing, peer review and quality assurance. The Company also maintains a physician advisory board that provides advice to the Company with respect to long-term strategy, emerging technologies, training programs and significant hospital operational issues. This advisory board serves as another vehicle through which physicians on the staffs of the Company's hospitals can communicate their views to the Company.

  Enter into Managed Care Contracts. The Company believes that its extensive experience operating in California, which has a high degree of managed care penetration, will enhance its ability to compete successfully in other geographic areas that are experiencing an increase in managed care. Pressures to control healthcare costs have resulted in a continuing increase in the percentage of the United States population that is covered by managed healthcare plans. To increase the cost-effectiveness of healthcare delivery, managed care payors have introduced new utilization review systems, increased the use of discounted and capitated fee arrangements and have attempted, where appropriate, to direct patients to less intensive alternatives along the continuum of patient care. Managed care payors typically require members or provide financial incentives for members to utilize only healthcare providers that have contracted with such payors to provide care on a discounted or capitated basis. Accordingly, as managed care penetration increases, it is important for providers to enter into such contracts in order to maintain and increase their patient base. In determining with which providers to contract, payors consider, among other factors, the quality of care provided, the range of services, the geographic coverage and the cost-effectiveness of the care provided. NME believes that the development and expansion of its integrated healthcare delivery systems will enable it to better compete for managed care contracts with payors, which, in turn, should allow it to expand its patient volume and cash flow, notwithstanding the reduced rates at which services are provided.

  Pursue Strategic Acquisitions. The Company intends to pursue strategic acquisitions of hospitals, other healthcare businesses, ancillary healthcare providers, physician practices and physician practice assets where appropriate to accelerate the development of quality, cost-effective integrated healthcare delivery systems or to complement existing systems. Management believes that significant opportunities will exist to make strategic acquisitions, including acquisitions of physician groups or physician practice assets and tax-exempt hospitals. On a pro forma basis, immediately following the Merger the Company expects to have approximately $235.0 million available under the revolving portion of the New Credit Facility to take advantage of strategic acquisition opportunities. One example of a strategic acquisition is the Company's March 31, 1994 long-term lease of Doctors Hospital of Jefferson, a 138-bed hospital in Metairie, Louisiana. This hospital's location on the east bank of the Mississippi River complements the Company's other facilities in the greater New Orleans area. The Company continually analyzes whether each of its hospitals fits within its strategic plans and has and will continue to analyze ways in which such assets may best be used to maximize shareholder value.

DOMESTIC HEALTH CARE OPERATIONS

  As a result of the Merger, the Company will operate 70 general hospitals serving primarily urban and regional areas in 13 states, including southern California, southeastern Florida and the greater New Orleans, Louisiana area and the central coast of California. On a combined basis, NME's and AMH's general hospitals had a total of 15,453 licensed beds at November 30, 1994. With an average size of 201 and 239 licensed beds, respectively, the average sizes of the domestic hospitals operated by NME and AMH are larger than those of other investor-owned hospital management companies. In addition, the Company and AMH operate ancillary healthcare facilities such as rehabilitation hospitals, long-term care facilities and psychiatric facilities located on the same campus as, or nearby, their general hospitals, and operated all or a substantial part of 68 medical office buildings as of November 30, 1994. With the exception of AMH's Keller Memorial Hospital and East Cooper Community Hospital, which have not sought to be accredited, each of the Company's and AMH's facilities that is eligible for accreditation is fully accredited by the Joint Commission on Accreditation of Healthcare Organizations ("JCAHO"), the Commission on Accreditation of Rehabilitation Facilities (in the case of the rehabilitation hospitals) or another appropriate accreditation agency, which accreditation generally is required for participation in government payment programs.

  Each of NME's and AMH's general hospitals offers acute care services and generally offers fully equipped operating and recovery rooms, radiology services, intensive care and coronary care nursing units, pharmacies, clinical laboratories, respiratory therapy services, physical therapy services and outpatient facilities. A number of the hospitals also offer tertiary care services such as open heart surgery, neonatal intensive care, neurosciences, orthopedics services and oncology services and two of the hospitals, USC University Hospital and Sierra Medical Center, offer quartenary care in such areas as heart, lung, liver and kidney transplants and gamma knife brain surgery. During the last three fiscal years, NME and AMH have spent an aggregate of approximately $433.0 million and $325.4 million, respectively, on capital expenditures at their domestic hospitals to expand and upgrade the facilities and to acquire medical equipment. The Company expects to continue to make the capital expenditures necessary to maintain and improve the NME and AMH facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of NME--Liquidity and Capital Resources." Management believes that NME and AMH hospitals are well-positioned to compete effectively in the rapidly evolving healthcare environment.

  Technological developments permitting more procedures to be performed on an outpatient basis, in conjunction with pressures to contain healthcare costs, have led to a shift from inpatient care to ambulatory or outpatient care whenever possible. NME has responded to this trend by enhancing its hospitals' outpatient service capabilities, including (i) establishing freestanding outpatient surgery centers at or near certain of its hospital facilities, (ii) reconfiguring certain hospitals to more effectively accommodate outpatient treatment, by, among other things, providing more convenient registration procedures and dedicated entrances, and (iii) restructuring existing surgical capacity to allow a greater number and range of procedures to be performed on an outpatient basis. NME's facilities will continue to emphasize those outpatient services that can be provided on a cost-effective basis and which the Company believes will experience increased demand.

  In addition, inpatient care has moved, in part, to increasing levels of sub-acute care. NME has been proactive in the development of a variety of sub-acute inpatient services to utilize a portion of its unused capacity, thereby retaining a larger share of overall healthcare expenditures. By offering cost-effective ancillary services in appropriate circumstances, NME is able to provide a continuum of care where the demand for such services exists. For example, in certain hospitals the Company has developed transitional care units and pediatric, rehabilitation and long-term care sub-acute units. Such units utilize less intensive staffing levels to provide the range of services sought by payors, with a lower cost structure.

GEOGRAPHIC AREA DISCUSSION

  The following discussion summarizes the Company's strategy in three selected geographic areas where the AMH hospitals being acquired pursuant to the Merger will complement NME's existing hospitals.

  Southern California. The southern California area is a highly competitive environment characterized by a high degree of managed care penetration. Los Angeles County and Orange County had a combined population of over 11.3 million people as of 1990 according to the United States Bureau of the Census. As managed care penetration continues to increase in southern California, providers increasingly are forming integrated healthcare delivery systems to contract with payors.

  Based upon the characteristics of the southern California area, NME's strategy is to develop an integrated healthcare delivery system comprised of its network of hospitals, together with physicians and physician groups and ancillary health care providers where appropriate in order to compete more effectively for managed care contracts. Combining AMH's hospitals with those operated by NME significantly enlarges the number and geographic coverage of the Company's hospitals, extending their coverage from the San Fernando Valley to Orange County. In the greater Los Angeles area, NME and AMH together operate ten primary care hospitals, two tertiary care hospitals and one tertiary/quartenary care hospital, USC University Hospital. The Company's integrated healthcare delivery system serving the southern California area, when developed, will offer payors both wide geographic coverage and access to advanced tertiary and quartenary care. To facilitate the integration of these hospitals into a single contracting entity, the Company intends to join with physicians and IPAs at each of these hospitals to form a PHO through which the physicians and the NME hospitals can jointly enter into managed care contracts.

  The table below sets forth, on a pro forma combined basis, certain selected historical operating statistics for those hospitals operated by NME and AMH in the greater Los Angeles area.

                                                      YEARS ENDED MAY 31, (1)
                                                     --------------------------
                                                       1992     1993     1994
                                                     -------- -------- --------
                                                       (DOLLARS IN THOUSANDS)
   Number of hospitals (at end of period)...........       12       13       13
   Licensed beds (at end of period).................    2,163    2,343    2,326
   Net operating revenues........................... $665,848 $723,789 $777,473
   Admissions.......................................   68,269   72,422   75,409
   Equivalent admissions............................   87,446   92,989   96,466
   Patient days.....................................  363,749  375,034  397,534
   Equivalent patient days..........................  461,889  476,614  502,847
   Total outpatient visits..........................  392,530  404,857  413,000

- ---------------------
(1) For purposes of the above, financial and operating data for each of NME's fiscal years ended May 31 of the respective years has been combined with financial and operating data for each of AMH's fiscal years ended August 31 of such year. Excluded from the above for all three years are the results of operations of Ontario Community Hospital and Doctors Hospital of Montclair, which facilities were sold in June 1994.

  Southeastern Florida. The southeastern Florida area, comprised of Palm Beach, Broward and Dade counties, had a population of approximately 4.1 million people as of 1990, according to the United States Bureau of the Census, and is a highly competitive environment with a high degree of managed care penetration. Following the Merger, NME will operate six hospitals that will provide coverage from northern Palm Beach County through northern Dade county. All three AMH hospitals and one of NME's hospitals in southeastern Florida currently participate in the 16-hospital Medconnect integrated healthcare delivery system. The Company anticipates that the two NME hospitals that currently are not members of this system will join. The Medconnect system offers a full range of services throughout southeastern Florida, which makes the system an attractive provider for managed care payors. The Company expects its hospitals, three of which have open heart surgery programs and one of which provides Level III neonatal intensive care services, to benefit from business generated by those contracts, including referrals by other hospitals in the Medconnect system. To further enhance its ability to enter into managed care contracts, the Company also is working with physicians and IPAs to form PHOs that can bid on managed care contracts on which the Medconnect system chooses not to bid. Furthermore, the Company has established an MSO that provides management and administrative services to these IPAs and other physicians and physician groups in southeastern Florida.

  The table below sets forth, on a pro forma combined basis, certain selected historical operating statistics for those facilities operated by NME and AMH in southeastern Florida.

                                                   YEARS ENDED MAY 31, (1)
                                                  --------------------------
                                                    1992     1993     1994
                                                  -------- -------- --------
                                                    (DOLLARS IN THOUSANDS)
   Number of hospitals (at end of year)..........        6        6        6
   Licensed beds (at end of year)................    1,689    1,689    1,689
   Net operating revenues........................ $472,979 $513,537 $562,749
   Admissions....................................   47,105   49,709   52,140
   Equivalent admissions.........................   60,662   64,262   69,671
   Patient days..................................  304,441  299,493  294,072
   Equivalent patient days.......................  389,351  385,197  389,986
   Total outpatient procedures...................  272,060  287,811  657,308 (2)

- ---------------------
(1) For purposes of the above, financial and operating data for each of NME's fiscal years ended May 31 of the respective years has been combined with financial and operating data for each of AMH's fiscal years ended August 31 of such year.
(2) In fiscal 1994, AMH acquired a home health agency.

  Greater New Orleans, Louisiana Area. The New Orleans metropolitan statistical area had a population of approximately 1.3 million people as of 1990 according to the United States Bureau of the Census. Management believes that although the level of managed care penetration in New Orleans historically has been relatively low, it recently has increased significantly and will continue to increase in this area over the next several years. The Company currently operates five hospitals in the greater New Orleans, Louisiana area, including two hospitals on the east bank of the Mississippi River, two on the west bank of the Mississippi River and one hospital located across Lake Pontchartrain in Slidell, Louisiana. NME's hospitals have joined with certain physicians and IPAs to form an integrated healthcare delivery system to negotiate managed care contracts in this area. The addition of AMH's 300-bed St. Jude Medical Center in Kenner, Louisiana will complement the Company's system, providing improved coverage of patients in the western area of the east bank. In negotiating for managed care and other contracts in this area, the Company believes it will benefit significantly from its well-positioned and geographically diverse base of hospitals and the strong support of physicians.

  The Company competes in the greater New Orleans area principally against tax-exempt hospitals. This area presently is experiencing aggressive campaigns to acquire primary care physician groups. Because the development of a large, stable primary care network is essential for the effective management of capitated risk, the Company recently has developed an MSO for the purposes of pursuing the acquisition of physician practices and providing administrative and management services to physicians' group practices in this geographic area. The acquisition of physician practices will enable the Company to expand its base of affiliated physicians. The integration of these practices also should allow the Company more effectively to compete for managed care contracts and to manage such contracts more effectively. As the level of managed care penetration increases and participating or acquired physician practices are more fully integrated into the Company's management systems, the Company's MSO will be prepared with the systems and expertise to provide single-source contracting, utilization review and clinical outcomes management.

  The table below sets forth, on a pro forma combined basis, certain selected historical operating statistics for those facilities operated by NME and AMH in the greater New Orleans area.

                                                      YEARS ENDED MAY 31, (1)
                                                     --------------------------
                                                       1992     1993     1994
                                                     -------- -------- --------
                                                       (DOLLARS IN THOUSANDS)
   Number of hospitals (at end of period)...........        5        5        6
   Licensed beds (at end of period).................      987    1,011    1,149
   Net operating revenues........................... $229,207 $233,453 $231,084
   Admissions.......................................   23,976   23,097   22,905
   Equivalent admissions............................   30,105   29,409   29,476
   Patient days.....................................  147,267  143,554  136,266
   Equivalent patient days..........................  182,433  180,008  172,946
   Total outpatient procedures......................  124,926  135,324  142,629

- ---------------------
(1) For purposes of the above, financial and operating data for each of NME's fiscal years ended May 31 of the respective years has been combined with financial and operating data for each of AMH's fiscal years ended August 31 of such year. Included in the above are the results of operations of Doctors Hospital of Jefferson, which facility was acquired by the Company in March 1994.

  The following discussion summarizes the Company's strategy in three selected geographic areas where integrated healthcare delivery systems have been developed around a single NME or AMH hospital.

  Modesto, California. The Company's Doctors Medical Center of Modesto is a 433-bed tertiary care hospital serving a large regional, predominantly rural, area consisting primarily of Stanislaus County and the San Joaquin Valley. The hospital, which management of NME considers to be its "flagship" hospital, offers a wide range of services ranging from primary medical and surgical procedures to complex cardiology, oncology, neurosciences and sophisticated orthopedics programs. The hospital has a large open heart surgery program and one of the largest women's and children's centers in California's central valley, including Level III neonatal intensive care services. NME has developed a full range of services in the central valley, all of which benefit from and complement the services offered by Doctors Medical Center. For example, NME's Doctors Hospital of Manteca, a 73-bed primary care hospital, is located approximately 18 miles north of the Modesto hospital and serves as an important primary care referral source for the Doctors Medical Center. NME also has developed a 100-bed rehabilitation hospital, two urgent care centers and, through a joint venture with local physicians, an outpatient surgery center in this area.

  As is true with all of its hospitals, NME believes its relationships with the physicians who practice at its Modesto hospital are essential to the hospital's success. An important factor in the success of the Modesto hospital is the presence of NME's National Health Plans, which operates an HMO and offers other health plans and insurance products throughout the central valley. National Health Plans manages physicians group practices throughout the central valley and has fostered the development of an IPA by local physicians. The HMO, which managed the healthcare needs of approximately 43,000 members at November 30, 1994, has entered into capitated and other managed care contracts with Doctors Medical Center and with other healthcare facilities operated by NME. The Company believes that its experience in the Modesto area will allow it to duplicate this type of comprehensive integrated healthcare expertise in other areas as appropriate, either through HMOs owned and operated by NME or through contractual or strategic relationships with other managed care companies.

  Birmingham, Alabama. AMH's Brookwood Medical Center, a 586-bed tertiary care hospital located in Birmingham, Alabama, offers a full range of services in an area with a significant and growing managed care presence. Brookwood is the largest single provider for major managed care programs in the greater Birmingham area. AMH believes that Brookwood has strong clinical programs and physician relationships. Brookwood also has implemented comprehensive programs to reengineer resource utilization, case management, and the provision of patient care. These programs have helped Brookwood reduce its operating costs, and enhanced its ability to compete effectively for managed care contracts.
The hospital's major programs include neurosurgery, a freestanding women's comprehensive care center, gastrointestinal, orthopedics, comprehensive cancer care, ophthalmology and cardiac care. Brookwood has developed a geographically diverse primary care physician referral base through the employment of over 37 primary care physicians and the ownership of 19 community-based clinics. Management expects to continue to expand upon this strong primary care physician base. Brookwood also is a shareholder of Alabama Health Services, Inc. ("AHS"), a corporation jointly owned with two tax-exempt hospitals in the Birmingham area. AHS was formed for the purpose of developing vehicles for managed care contracting and integrated ownership of healthcare facilities and services. NME intends to work with the shareholders of AHS to develop a state-wide system to more effectively compete in the managed care arena.

  Hickory, North Carolina. The development of relationships with primary care physicians also is critical in areas such as Hickory, North Carolina, where AMH operates Frye Regional Medical Center, a 355-bed tertiary care facility serving a wide area of western North Carolina. Frye Regional Medical Center offers a full range of services, including neurosurgery and cardiovascular surgery programs. The hospital also employs physicians or manages physician practices in the surrounding communities. Through outreach programs, specialists affiliated with the hospital provide specialty services on a rotational basis in these areas. As a result, the hospital has been successful in attracting increased referrals for its tertiary care services. AMH believes it has also been successful in attracting physicians into the area by providing a physician-friendly environment with sophisticated equipment and attractive facilities. These initiatives have contributed significantly to the hospital's success in obtaining referrals from surrounding communities, thereby increasing cash flow. In response to the increase in managed care penetration, the hospital has joined with physicians to form a PHO that has entered into contracts with certain employers and managed care providers in the market. It is anticipated that the majority of the hospital's existing direct contracts with large, self-insured employers and insurance companies will be converted over time into contracts with the PHO covering both hospital and physician services rather than remaining as contracts with only the hospital. AMH has taken these and other measures in advance of significant managed care penetration in order to position the hospital to compete effectively as managed care penetration increases.

HMO, PPO AND INDEMNITY OPERATIONS

  Through various subsidiaries, NME offers HMO, PPO and indemnity products in California. Plans offered include National HMO, a federally qualified HMO serving 43,000 members, as of November 30, 1994, including 35,000 on a capitated, or fixed premium per member, basis; Assured Investors Life Company, an insurance company that provided healthcare indemnity insurance to 10,000 persons and managed 13,000 members of other HMOs on a capitated basis, as of November 30, 1994; and Preferred Medical Systems, a PPO serving 19,000 members, as of November 30, 1994.

  The Company's extensive experience in managed care contracting and business development, physician group organization and insurance product development has been an important part of its success in California, where there has been a high penetration of managed care. NME believes that this experience distinguishes the Company from other investor-owned healthcare companies and provides NME with a competitive advantage in other geographic areas where NME anticipates greater penetration of managed care.

DOMESTIC PROPERTIES

  The following table sets forth certain information relating to each of the hospitals operated by the Company and by AMH at November 30, 1994, grouped by geographic area and by state. Hospitals operated by AMH appear in italicized type.

                                                                                      LICENSED
 GEOGRAPHIC AREA/STATE                    FACILITY                      LOCATION        BEDS   STATUS
 ---------------------                    --------                      --------      -------- ------
DOMESTIC GENERAL
 HOSPITALS (1)
Greater Los Angeles,      Lakewood Regional Medical Center         Lakewood             175    Owned
 California Area          Los Alamitos Medical Center              Los Alamitos         173    Owned
                          Century City Hospital                    Los Angeles          190    Leased
                          USC University Hospital                  Los Angeles          261    Leased
                          Garfield Medical Center                  Monterey Park        223    Owned
                          Placentia Linda Community Hospital       Placentia            114    Owned
                          Irvine Medical Center                    Irvine               176    Leased
                          Medical Center of North Hollywood        North Hollywood      163    Owned
                          Garden Grove Hospital and Medical Center Garden Grove         167    Owned
                          South Bay Hospital                       Redondo Beach        201    Leased
                          Encino Hospital                          Encino               151    Leased (2)
                          San Dimas Community Hospital             San Dimas             99    Owned
                          Tarzana Regional Medical Center          Tarzana              233    Leased (2)

Central California Coast  Twin Cities Community Hospital           Templeton             84    Owned
                          Sierra Vista Regional Medical Center     San Luis Obispo      195    Owned

Other California          John F. Kennedy Memorial Hospital        Indio                130    Owned
                          Community Hospital & Rehabilitation
                           Center of Los Gatos                     Los Gatos            175    Leased
                          Doctors Medical Center of Modesto        Modesto              433    Owned
                          Doctors Hospital of Manteca              Manteca               73    Owned
                          Doctors Hospital of Pinole               Pinole               137    Leased
                          Redding Medical Center                   Redding              185    Owned
                          Alvarado Hospital Medical Center         San Diego            231    Owned
                          San Ramon Regional Medical Center        San Ramon            123    Owned

Southeastern Florida      West Boca Medical Center                 Boca Raton           185    Owned
                          Delray Community Hospital                Delray Beach         211    Owned
                          Hollywood Medical Center                 Hollywood            334    Owned (3)
                          Palm Beach Gardens Medical Center        Palm Beach Gardens   204    Leased
                          North Ridge Medical Center               Ft. Lauderdale       395    Owned
                          Palmetto General Hospital                Hialeah              360    Owned
Greater Tampa/St.
 Petersburg,              Seven Rivers Community Hospital          Crystal River        128    Owned
 Florida Area             Palms of Pasadena Hospital               St. Petersburg       310    Owned
                          Memorial Hospital of Tampa               Tampa                174    Owned (4)
                          Town and Country Hospital                Tampa                201    Owned

                                                                                LICENSED
    REGION/STATE                     FACILITY                     LOCATION        BEDS     STATUS
    ------------                     --------                     --------      --------   ------
Greater New Orleans,  Meadowcrest Hospital                   Gretna               200      Owned
 Louisiana Area       Doctors Hospital of Jefferson          Metairie             138      Leased
                      Jo Ellen Smith Medical Center          New Orleans          164      Owned
                      St. Charles General Hospital           New Orleans          173      Owned
                      Northshore Regional Medical Center     Slidell              174      Leased
                      St. Jude Medical Center                Kenner               300      Owned

Dallas, Texas Area    Trinity Medical Center                 Carrollton           149      Leased
                      Doctors Hospital                       Dallas               270      Owned
                      RHD Memorial Medical Center            Dallas               190 (5)  Leased

Houston, Texas Area   Park Plaza                             Houston              468      Owned
                      Twelve Oaks Hospital                   Houston              336      Owned

Other Texas           Sierra Medical Center                  El Paso              365      Owned
                      Brownsville Medical Center             Brownsville          165      Owned
                      Mid-Jefferson Hospital                 Nederland            138      Owned
                      Nacogdoches Medical Center             Nacogdoches          150      Owned
                      Odessa Regional Hospital               Odessa               100      Owned (4)
                      Park Place Hospital                    Port Arthur          223      Owned

Missouri              Kirksville Osteopathic Medical Center  Kirksville           119      Leased
                      Lutheran Medical Center                St. Louis            408      Owned
                      Lucy Lee Hospital                      Poplar Bluff         201      Leased
                      Columbia Regional Hospital             Columbia             301      Owned

Tennessee             University Medical Center              Lebanon              260      Owned
                      John W. Harton Regional Medical Center Tullahoma            137      Owned
                      St. Francis Hospital                   Memphis              890 (6)  Owned

Arkansas              Central Arkansas Hospital              Searcy               169      Owned
                      National Park Medical Center           Hot Springs          166      Owned
                      St. Mary's Regional Hospital           Russellville         170      Owned

North Carolina        Central Carolina Hospital              Sanford              137      Owned
                      Frye Regional Medical Center           Hickory              355      Leased

South Carolina        East Cooper Community Hospital         Mount Pleasant       100      Owned
                      Piedmont Medical Center                Rock Hill            268      Owned
                      Hilton Head Hospital                   Hilton Head           68      Owned (7)

Georgia               North Fulton Regional Hospital         Roswell              167      Leased
                      Spalding Regional Hospital             Griffin              160      Owned

Other                 Brookwood Medical Center               Birmingham, AL       586      Owned
                      Saint Joseph Hospital                  Omaha, NE            374      Owned
                      Culver Union Hospital                  Crawfordsville, IN   120      Owned

                                                                             LICENSED
REGION/STATE                      FACILITY                        LOCATION     BEDS   STATUS
- ------------                      --------                        --------   -------- ------
REHABILITATION HOSPITALS
California    Central California Rehabilitation Hospital        Modesto        100    Owned
              San Diego Rehabilitation Institute at Alvarado    San Diego       80    Owned
              Golden State Rehabilitation Hospital              San Ramon       80    Owned

Florida       Pinecrest Rehabilitation Hospital                 Delray Beach    90    Owned

Louisiana     Rehabilitation Institute of New Orleans           New Orleans    105    Leased

Texas         Rio Vista Rehabilitation Hospital                 El Paso        100    Owned

LONG TERM CARE FACILITIES (8)
California    John Douglas French Center for Alzheimers Disease Los Alamitos   148    Owned
              Alvarado Convalescent and Rehabilitation Hospital San Diego      269    Owned

Florida       Menorah House--Hillhaven                          Boca Raton     120    Owned
              Convalescent Center of Delray Beach               Delray Beach   120    Owned

Louisiana     Northshore Living Center                          Slidell         78    Owned
              Jo Ellen Smith Convalescent Center                New Orleans    180    Owned

Texas         Brookhaven Nursing Center                         Carrollton     180    Leased

PSYCHIATRIC HOSPITALS (9)
California    Redding Specialty Hospital                        Redding         84    Owned

Louisiana     Northshore Psychiatric Hospital                   Slidell         58    Owned
              Jo Ellen Smith Psychiatric Hospital               New Orleans     69    Owned

Florida       Fair Oaks Hospital at Boca-Delray                 Delray Beach   102    Owned

Nebraska      Saint Joseph Center for Mental Health             Omaha          171    Leased

- ------------------
(1) Excludes non-hospital operations, facilities in which NME holds a minority equity interest and Keller Memorial Hospital, a 64-bed general hospital operated by AMI in Columbia, Missouri, the operations of which are combined with the Columbia Regional Hospital.

(2) Owned by a partnership, 75% of which is owned by AMH and 25% of which is owned by Healthtrust, Inc.--The Hospital Company.

(3) Owned by a partnership in which NME has a greater than 50% interest.

(4) Owned and operated by a limited partnership whose general partner is an AMH subsidiary owning at least 75% of the limited partnership.

(5) Although this hospital has 323 licensed beds, only 190 are operational.

(6) Includes a 197-bed long-term care facility.

(7) Acquired by AMH on September 1, 1994.

(8) Managed by Hillhaven on behalf of NME.

(9) Does not include certain psychiatric hospitals currently held for sale.

INTERNATIONAL OPERATIONS

  The Company currently operates two general hospitals in Singapore, with an aggregate of 650 beds. One of the region's largest private tertiary hospitals, the 505-bed Mount Elizabeth Hospital in Singapore draws over 23% of its patients, accounting for over 30% of its revenues, from outside Singapore and has established a reputation as a regional center of medical excellence. The Company also provides radiology and laboratory services in this market and owns a minority interest in a 17-story medical office building adjacent to Mount Elizabeth Hospital.

  The Company also owns 101,006,395 shares of common stock or approximately 52.6% of AME, an Australian company listed on the Australian Stock Exchange under the symbol "AEP." AME operates four general hospitals in the Perth area, five general hospitals in the Sydney area and AME Medical Services Pty Ltd., the largest private provider of pathology services in Western Australia. In fiscal 1994, AME commenced construction on St. George Private Medical Complex ("St. George"), a 202-bed general hospital adjacent to one of metropolitan Sydney's leading public teaching hospitals. The Company intends to transfer the bed licenses for the Kogarah and Pacific Private Hospitals to St. George upon the opening of St. George. Scheduled to open in mid fiscal 1996, St. George will be one of Australia's largest private hospitals.

  NME has begun to operate its newly constructed Centro Medico Teknon, a 184-bed tertiary care facility located in Barcelona, Spain. The Company completed the construction of this facility in February 1994. In June 1994, the Company purchased the 50% interest of its joint venture partner in Centro Medico Teknon and is now its sole owner.

  The Company owns a 30% interest in the Subang Jaya Medical Center, a 375-bed tertiary care facility that is managed by the Company and located in Kuala Lumpur, Malaysia. During fiscal 1994, the Company became a 40% partner in a joint venture with Bumrungrad Hospital Public Company Limited, a Thai company listed on the Stock Exchange of Thailand, to develop a 554-bed tertiary care hospital in Bangkok, Thailand. This hospital is expected to be completed in the first quarter of fiscal 1997.

  The following table sets forth certain information relating to each of the international general hospitals operated by the Company at November 30, 1994.

                                                                 LICENSED
    COUNTRY    FACILITY (1)                      LOCATION          BEDS     STATUS
    -------    ------------                      --------        --------   ------
 Australia (2) Attadale Hospital          Attadale, WA              54      Owned
               Bicton Hospital            Bicton, WA                73      Owned
               Glengarry Hospital         Dungraig, WA              96      Owned
               Mount Hospital             Perth, WA                150      Owned
               Castlecrag Private
               Hospital                   Castlecrag, NSW           46      Owned
               Jamison Private Hospital   Penrith, NSW              72      Owned
               Kogarah Private Hospital   Kogarah, NSW              45      Owned
               Liverpool Private
               Hospital                   Liverpool, NSW            48      Owned
               Pacific Private Hospital   Brighton-Le-Sands, NSW    50      Owned

 Singapore     East Shore Hospital        Singapore                145      Owned
               Mount Elizabeth Hospital   Singapore                505      Owned

 Spain         Centro Medico Teknon       Barcelona                184      Owned (3)
               Subang Jaya Medical

 Malaysia      Center                     Kuala Lumpur             225 (4)  Owned (5)

- ----------------
(1) Excludes non-hospital operations.

(2) NME owns approximately 52.6% of the common stock of AME, which operates these hospitals.

(3) NME acquired its partner's 50% interest in Centro Medico Teknon in June 1994 and is now its sole owner.

(4) 150 additional licensed beds were added in December 1994.

(5) NME provides management services for the Subang Jaya Medical Center, in which it owns a 30% interest.

OTHER HEALTHCARE INTERESTS

  The Company owns 8,878,147 shares, or an approximately 27% voting interest in Hillhaven, a Nevada corporation listed on the NYSE under the symbol "HIL." In addition, at November 30, 1994, the Company held 35,000 shares of Hillhaven's cumulative nonvoting 8 1/4% Series C Preferred Stock, with an aggregate liquidation preference of $35.0 million, and 62,388 shares of Hillhaven's cumulative non-voting 6 1/2% payable-in-kind Series D Preferred Stock, with an aggregate liquidation preference of $62.4 million.

  Based upon the number of beds in service and on net revenues, Hillhaven is the second largest long-term care provider in the United States. At November 30, 1994, Hillhaven operated 287 long-term care facilities with an aggregate of 36,153 licensed beds. Hillhaven also is a leading provider of institutional pharmacy services through its subsidiary, Medisave Pharmacies, Inc., which, as of November 30, 1994, operated 39 institutional pharmacies and 18 retail pharmacies located in 19 states. In addition, Hillhaven operated 19 retirement housing communities in the United States at November 30, 1994. Hillhaven also provides management and advisory services in connection with the operation of the Company's seven long-term care facilities, for which the Company paid Hillhaven management fees of $2.3 million during fiscal 1994.

  In the course of reviewing its alternatives with respect to its investment in Hillhaven, NME has had discussions with Hillhaven and third parties concerning possible courses of action. On January 25, 1995, after entering into the letter agreement with NME described below, Horizon Healthcare Corporation ("Horizon") submitted to Hillhaven a written proposal for a business combination (the "Transaction"). In the Transaction, shareholders of Hillhaven would receive $28 in value of shares of common stock of a newly formed holding company ("Newco") for each outstanding share of common stock of Hillhaven (the "Hillhaven Common Stock") and shareholders of Horizon would receive one share of Newco common stock for each outstanding share of Horizon common stock. In addition, as part of the Transaction, each outstanding share of Hillhaven's Series C and Series D preferred stock would be redeemed at $1,000 per share in cash, plus any accrued and unpaid dividends, whether or not declared, to the date of redemption.

  In consideration of the mutual covenants contained therein and in order to provide the opportunity presented by the Transaction to Hillhaven and all of its shareholders, NME has entered into a letter agreement with Horizon (the "Letter Agreement"). If prior to consummating the Transaction but within 12 months of the date of the Letter Agreement there is a merger, consolidation or other transaction with any party other than Horizon (an "Other Transaction") in which NME receives consideration for any of its shares of Hillhaven Common Stock equal to or greater than $27.50 per share, then Horizon shall be entitled to receive upon consummation of an Other Transaction an amount equal to the greater of (i) $5.0 million or (ii) 50% of the consideration received by NME in excess of $29 per share of Hillhaven Common Stock. Horizon agreed in the Letter Agreement to actively pursue the Transaction in good faith. The Letter Agreement also provides that nothing therein shall be construed to impose any requirement or restriction on NME with respect to its right to acquire or dispose of any shares of Hillhaven Common Stock from or to any party, or to vote any shares of Hillhaven Common Stock, and all decisions with respect thereto shall be made by NME in its sole discretion.

  NME believes that a business combination transaction will provide all of Hillhaven's shareholders with the best alternative to achieve maximum values. NME believes that the Transaction provides an attractive opportunity for Hillhaven and its shareholders and believes that the Transaction requires the serious review and consideration of Hillhaven's Board of Directors. NME understands that the Board of Directors of Hillhaven has established a committee to review, among other things, business combination proposals involving Hillhaven.

  On February 6, 1995, Hillhaven announced that a Special Committee of its Board of Directors had rejected the Horizon proposal. On February 15, 1995, NME filed suit against Hillhaven in Los Angeles County Superior Court. The suit arises from, among other things, Hillhaven's rejection of the Horizon proposal. NME continues to believe that a business combination transaction will provide all of Hillhaven's shareholders with the best alternative to achieve maximum values.

  The Company owns 21,500,000 shares, or approximately 42% of the outstanding common stock of Westminster, a United Kingdom company listed on the London Stock Exchange under the symbol "WHC." Westminster, which operated 65 nursing homes at November 30, 1994, currently is the second largestlong-term care provider in the United Kingdom.

  Additionally, the Company owns approximately 23% of HCPP, a partnership originally formed by the Company and Health Care Property Investors, Inc. for the purpose of acquiring from and leasing back to the Company 21 long-term care facilities and two general hospitals. Since that time, the Company has assigned to Hillhaven and other third parties its leasehold interests in the 21 long-term care facilities, but remains contingently liable for the lease payments on those facilities. The Company continues to lease the two general hospitals from HCPP. HCPP does not own any properties other than those originally purchased from the Company.

  The Company also owns approximately 23% of TRC, a leading dialysis services provider in the United States. TRC operated 42 freestanding kidney dialysis units in nine states at November 30, 1994.

COMPETITION

  NME's general hospitals, rehabilitation hospitals, long-term care facilities and psychiatric hospitals operate in competitive environments. A facility's competitive position within the geographic area in which it operates is affected by such competitive factors as the quality of care provided, including the number, quality and specialties of the physicians, nurses and other healthcare professionals on staff, its reputation, the number of competitive facilities, the state of its physical plant, the quality and the state of the art of its medical equipment, its location and, in the case of private patients, its charges for services. Tax-exempt competitors may have certain financial advantages such as endowments, charitable contributions, tax-exempt financing and exemption from sales, property and income taxes not available to NME facilities. The length of time a facility has been a part of the community and the availability of other healthcare alternatives are also competitive factors.

  An emerging factor in the competitive position of NME's facilities is the ability of NME to obtain managed care contracts with payors that contract with healthcare providers on a discounted or capitated basis in exchange for sending some or all of their members/employees to those providers. The importance of obtaining managed care contracts has increased over the years as employers and others attempt to control rising healthcare costs. NME is well positioned to compete in the managed care market, and its healthcare facilities have been actively pursuing and entering into such contracts both on a local and national level.

  The Company, and the healthcare industry as a whole, face the challenge of continuing to provide quality patient care while dealing with rising costs, strong competition for patients and a general reduction of reimbursement rates by both private and government payors. As both private and government payors reduce the scope of what may be reimbursed and reduce reimbursement levels for what is covered, national and state efforts to reform the United States healthcare system may further impact reimbursement rates. Changes in medical technology, existing and future legislation, regulations and interpretations and competitive contracting for provider services by private and government payors may require changes in the Company's facilities, equipment, personnel, rates and/or services in the future.

  The general hospital industry and the Company's general hospitals continue to have significant unused capacity, and thus there is substantial competition for patients. Inpatient utilization, average lengths of stay and average occupancy continue to be negatively affected by payor-required pre-admission authorization, utilization review and payor pressure to maximize outpatient and alternative healthcare delivery services for less acutely ill patients. Increased competition, admissions constraints and payor pressures are expected to continue. There continue to be increases in inpatient acuity and intensity of services as less intensive services shift from an inpatient to an outpatient basis or to alternative healthcare delivery services because of technology improvements and as cost controls by payors become greater. Allowances and discounts are expected to continue to rise, and to cause decreases in revenues, because of increasing cost controls by government and private payors and because of the increasing percentage of business (and related discounts) from purchasers of group healthcare services. To meet these challenges, the Company has expanded many of its general hospitals' facilities to include outpatient centers, offer discounts to private payor groups, enter into capitation contracts in some service areas, upgrade facilities and equipment and offer new programs and services.

  The Company also is responding to these changes by forming integrated healthcare delivery systems. Components of these systems include encouraging physicians practicing at its hospitals to form IPAs, joining with those IPAs, physicians and physician group practices to form PHOs to bid for managed care contracts and forming MSOs to purchase physician practices or their assets, as appropriate, provide management and administrative services to physicians, physician group practices and IPAs and enter into managed care contracts on behalf of those groups and, in certain circumstances, PHOs.

  In most cases, hospital revenues depend on the physicians on staff who admit or refer patients to the hospital. Physicians refer patients to hospitals on the basis of the quality of services provided by the hospital to patients and their physicians, the hospital's location, the quality of the medical staff affiliated with the hospital and the quality of the hospital's facilities, equipment and employees. The Company attracts physicians to its hospitals by equipping its hospitals with sophisticated equipment, providing physicians with a large degree of independence in conducting their hospital practices, and sponsoring training programs to educate physicians on advanced medical procedures. While physicians may terminate their association with a hospital at any time, NME believes that by striving to maintain and improve the excellence of care of its hospitals and by maintaining high ethical and professional standards, it will retain qualified physicians with a variety of specialties. A hospital's revenues also may be affected by the ability of its management to negotiate favorable group health service contracts with payors. The number of persons and the patient mix represented by such group contracts affect the impact such contracts have on hospital operating results.

MEDICARE, MEDICAID AND OTHER REVENUES

  NME receives payments for patient care from private insurance carriers, Federal Medicare programs for elderly and disabled patients, HMOs, PPOs, state Medicaid programs for indigent and cash grant patients, Civilian Health and Medical Program of the Uniformed Services ("CHAMPUS"), employers and patients directly. In general, Medicare payments for general hospital outpatient services, psychiatric care and physical rehabilitation are based on allowable costs subject to certain limits. General hospital inpatient services are reimbursed under Medicare based on a prospective payment system ("PPS"), discussed below. Payments from state Medicaid programs are based on reasonable costs or are at fixed rates. Substantially all Medicare and Medicaid payments are below retail rates for NME facilities. Payments from other sources usually are based on the hospital's established charges, a percentage discount or all-inclusive per diem rates.

  The approximate percentages of NME's net patient revenue by payment sources for NME's general hospitals are as follows:

                                                   YEARS ENDED MAY 31,
                                              ---------------------------------
                                              1990   1991   1992   1993   1994
                                              -----  -----  -----  -----  -----
      Medicare...............................  33.4%  31.8%  32.1%  33.9%  35.9%
      Medicaid...............................   5.9    6.0    6.4    7.5    8.5
      Private and Other......................  60.7   62.2   61.5   58.6   55.6
                                              -----  -----  -----  -----  -----
        Totals............................... 100.0% 100.0% 100.0% 100.0% 100.0%

  The following table presents the percentage of net revenues of AMH for fiscal 1992, 1993 and 1994 under each of the following programs:

                                                                  YEARS ENDED
                                                                   AUGUST 31,
                                                                 ----------------
                                                                 1992  1993  1994
                                                                 ----  ----  ----
      Medicare/Medicaid.........................................  37%   38%   43%
      Contracted Services.......................................  24    26    25
      Non-contracted Services...................................  37    33    29
      Other Sources.............................................   2     3     3
                                                                 ---   ---   ---
        Totals.................................................. 100%  100%  100%

  Medicare payments for general hospital inpatient care are based on a PPS that generally has been applicable to NME facilities since June 1984. Under the PPS, a general hospital receives for each Medicare patient a fixed amount for operating costs based on each Medicare patient's assigned DRG. DRG payments do not consider a specific hospital's costs, but are adjusted for area wage differentials. DRG payments exclude the reimbursement of (a) capital costs, including depreciation, interest relating to capital expenditures, property tax and lease expenses and (b) outpatient services.

  Medicare reimburses general hospitals' capital costs separately from DRG payments. Beginning June 1, 1992, a prospective payment system for Medicare reimbursement of general hospitals' inpatient capital costs ("PPS-CC"), described in the following paragraph, generally became effective with respect to the Company's general hospitals. The Omnibus Budget Reconciliation Act of 1990 ("OBRA '90") provides that through September 30, 1995, the total annual estimated aggregate payment to all PPS hospitals for capital costs under the PPS-CC is to be 10% less than the estimated aggregate amount that would be paid if all such hospitals were to be reimbursed for 100% of their actual capital costs.

  The PPS-CC applies an estimated national average of Medicare capital costs per patient discharge (the "Federal Rate") in making payments to each individual hospital based on its actual number of patient discharges. The Federal Rate is based on national 1989 capital costs and patient discharges and has been and will be updated annually to reflect estimated increases in capital costs per patient discharges. In addition, the Federal Rate actually applied to each hospital is adjusted based on various factors such as that hospital's case mix and geographic location. The Company expects PPS-CC payments for the 12 months beginning October 1, 1994, to be lower than the payments for the prior 12-month period.

  Rules adopted by the HCFA provide that the PPS-CC will be phased in over a 10-year transition period, during which many hospitals' actual capital costs will be given less consideration, and the Federal Rate will be given more consideration, each year. The Company's general hospitals will receive a major portion of their reimbursement in the early years of the transition period based on their own capital costs. The impact in later years will depend on the Company's need for new capital as compared to the updated Federal Rate.

  Outpatient services provided at general hospitals, physical rehabilitation facilities and psychiatric facilities generally are reimbursed by Medicare at the lower of customary charges or 94.2% of actual cost. Notwithstanding the foregoing, Congress has established additional limits on the reimbursement of the following outpatient services: (i) clinical laboratory services, which are reimbursed based on a fee schedule and (ii) ambulatory surgery procedures and certain imaging and other diagnostic procedures, which are reimbursed based on a blend of the hospital's specific cost and the rate paid by Medicare to non-hospital providers for such services.

  For several years the percentage increases to the DRG rates have been lower than the percentage increases in the cost of goods and services purchased by general hospitals. The index used by HCFA to adjust the DRG rates gives consideration to the cost of goods and services purchased by hospitals as well as non-hospitals (the "Market Basket"). The increase in the Market Basket for the year beginning October 1, 1994, is 3.6%. Based on the Omnibus Budget Reconciliation Act of 1993 ("OBRA '93"), the DRG rates for urban hospitals will be adjusted by the annual Market Basket percentage change: (1) minus 2.5%, effective October 1, 1994, (2) minus 2.0%, effective October 1, 1995, (3) minus .5%, effective October 1, 1996, and (4) without reduction, effective October 1, 1997 and each year thereafter, unless altered by subsequent legislation (which legislation NME believes has become more likely in light of the November 1994 election results). Substantially all of the NME hospitals are urban hospitals for purposes of DRG rates.

  Hospitals exempt from the PPS, such as qualified psychiatric and physical rehabilitation facilities, are reimbursed by Medicare on a cost-based system wherein target rates for each facility are used in applying various limitations and incentives. Based on the provisions of OBRA '90, such NME facilities received a Market Basket increase of 3.3% in target rates effective June 1, 1994. Based on OBRA '93, the target rates for NME's hospitals exempt from the PPS are scheduled to be adjusted on June 1, 1995, 1996 and 1997 by the applicable annual Market Basket percentage change minus 1%. Proposals have been made that would change the method of payment for services provided at these facilities to a prospective payment system. OBRA '90 requires the HHS to develop a proposal to modify the current target rate system or to replace it with a prospective payment system. It is not known if any such proposals will be implemented.

  OBRA '93 provides for certain budget targets for the next four years which, if not met, may result in adjustments in payment rates. The Company is unable to predict whether there will be any future reductions in hospital payments due to existing or future legislation.

  The Medicare, Medicaid and CHAMPUS programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, requirements for utilization review and governmental funding restrictions, all of which may materially increase or decrease program payments as well as affect the cost of providing services and the timing of payments to facilities. The final determination of amounts earned under the programs often requires many years, because of audits by the program representatives, providers' rights of appeal and the application of numerous technical reimbursement provisions. Management believes that adequate provision has been made for such adjustments. Until final adjustment, however, significant issues remain unresolved and previously determined allowances could become either inadequate or more than ultimately required.

HEALTHCARE REGULATION AND LICENSING

  Certain Background Information. Healthcare, as one of the largest industries in the United States, continues to attract much legislative interest and public attention. Medicare, Medicaid, mandatory and other public and private hospital cost-containment programs, proposals to limit healthcare spending, proposals to limit prices and industry competitive factors are highly significant to the healthcare industry.

  There continue to be Federal and state proposals that would, and actions that do, impose more limitations on government and private payments to providers such as NME and proposals to increase co-payments and deductibles from program and private patients. NME's facilities also are affected by controls imposed by government and private payors designed to reduce admissions and lengths of stay. Such controls, including what is commonly referred to as "utilization review," have resulted in a reduction of patient access to certain treatments and procedures. Utilization review by third party peer review organizations ("PROs") is required in connection with the provision of care paid for by Medicare and Medicaid. Utilization review by third parties also is a requirement of many managed care arrangements. Utilization review entails the review of the admission and course of treatment of a patient by a third party.

  Tennessee has implemented a revision to its Medicaid program that covers its Medicaid and uninsured population through a managed care program. California has created a voluntary health insurance purchasing cooperative that seeks to make healthcare coverage more affordable for businesses with five to 50 employees and, effective January 1, 1995, will begin changing the payment system for participants in its Medicaid program in certain counties from fee-for-service arrangements to managed care plans. Florida has enacted a program creating a system of local purchasing cooperatives and has proposed other changes that have not yet been enacted. Louisiana and Texas are planning to consider wider use of managed care for their Medicaid populations. These proposals also may attempt to include coverage for some people who presently are uninsured. A number of other states are considering the enactment of managed care initiatives designed to provide universal low-cost coverage. Florida has adopted, and other states are considering adopting, legislation imposing a tax on revenues of hospitals to help finance or expand those states' Medicaid systems. The Company currently operates as a part of its ongoing operations five general hospitals, two domesticlong-term care facilities (which are managed by Hillhaven) and one rehabilitation hospital in Florida.

  Certificate of Need Requirements. Some states require state approval for construction and expansion of healthcare facilities, including findings of need for additional or expanded healthcare facilities or services. Certificates of Need, which are issued by governmental agencies with jurisdiction over healthcare facilities, are at times required for capital expenditures exceeding a prescribed amount, changes in bed capacity or services and certain other matters. Following a number of years of decline, the number of states requiring Certificates of Need is once again on the rise. State legislators once again are looking at the Certificate of Need process as a way to contain rising healthcare costs.

  Antifraud and Self-Referral Regulations. Participation in the Medicare program is regulated by Federal statute. The Antifraud Amendments under the Social Security Act (the "Act") essentially prohibit the payment or receipt of remuneration for the referral of patients whose care will be paid for by Medicare or other government programs. As written, the statute technically prohibits many common arrangements between healthcare providers and their physicians. As guidance, however, the Office of the Inspector General of the HHS has issued regulations which detail the Safe Harbors under Section 1128B(b) of the Act. The fact that a given business arrangement does not fall into a Safe Harbor does not render the arrangement per se illegal, but the Company believes that the government intends to increase its scrutiny of arrangements that do not fall within the Safe Harbors. In addition, the Self-Referral Prohibitions under the Act restrict referrals by physicians of Medicare and other government program patients to providers of a broad range of designated health services with which they have ownership or certain other financial arrangements. Many states have adopted or are considering adopting statutes similar to the Antifraud Amendments and the Self-Referral Prohibitions. Many of the state statutes, however, are broader because they prohibit the payment or receipt of renumeration for the referral of patients and physician self-referrals regardless of the source of the payment for the care. The Company systematically reviews all of its operations to ensure that it complies with the Act and similar state statutes.

  Environmental Regulations. The Company's healthcare operations generate medical waste that must be disposed of in compliance with Federal, state and local environmental laws, rules and regulations. The Company's operations are also subject to compliance with various other environmental laws, rules and regulations. Such compliance does not, and the Company anticipates that such compliance will not, materially affect the Company's capital expenditures, earnings or competitive position.

  Healthcare Facility Licensing Requirements. NME's healthcare facilities are subject to extensive Federal, state and local legislation and regulation. In order to maintain their operating licenses, healthcare facilities must comply with strict standards concerning medical care, equipment and hygiene. Various licenses and permits also are required in order to dispense narcotics, operate pharmacies, handle radioactive materials and operate certain equipment. NME's healthcare facilities hold all required governmental approvals, licenses and permits. Each operated healthcare facility eligible for accreditation is fully accredited by the JCAHO, the Commission on Accreditation of Rehabilitation Facilities (in the case of the rehabilitation hospitals) or another appropriate accreditation agency, which accreditation generally is required for participation in government-sponsored provider programs.

  NME's healthcare facilities are subject to and comply with various forms of utilization review. In addition, under the Medicare PPS, each state must have a PRO to carry out a federally mandated system of review of Medicare patient admissions, treatments and discharges in general hospitals. Medical and surgical services and practices are extensively supervised by committees of staff doctors at each healthcare facility, are reviewed by each healthcare facility's local governing board, comprised of healthcare professionals, community members and hospital representatives, and are reviewed by NME's quality assurance personnel. The local governing boards also help maintain standards for quality care, develop long-range plans, establish, review and enforce practices and procedures and approve the credentials of medical staff.

CERTAIN LEGAL PROCEEDINGS

  NME has been involved in certain significant legal proceedings and investigations related principally to its discontinued psychiatric business. These proceedings and investigations include class action and derivative lawsuits by certain stockholders, psychiatric patient litigation alleging fraud and conspiracy, certain lawsuits filed by third-party private-payor insurance companies and investigation by various state and Federal agencies. NME has resolved its litigation with the insurers, has entered into agreements in principle to resolve the shareholder derivative lawsuit and certain of the class action lawsuits and continues to resolve the cases brought by psychiatric patients. As a result of negotiations between NME and the Civil and Criminal Divisions of the DOJ and HHS, subsidiaries of NME entered into various agreements on June 29, 1994, resolving all Federal healthcare investigations of NME (but various government agencies are continuing to pursue investigations against certain individuals). As a result of those agreements, on July 12, 1994, the United States District Court for the District of Columbia accepted a plea by a subsidiary operating NME's psychiatric hospitals for violations relating to the payment of remuneration to induce referrals and a conspiracy to make such payments. In addition, NME agreed to pay $362.7 million to the Federal government. The court also accepted a plea agreement relating to a single general hospital and activities that occurred while an individual convicted of defrauding the hospital was its chief executive, pursuant to which another subsidiary pled guilty to making illegal payments concerning programs receiving Federal funds. On July 12, 1994, NME, without admitting or denying liability, consented to the entry, by the United States District Court for the District of Columbia, of a civil injunctive order in response to a complaint by the Commission. The complaint alleged that NME failed to comply with anti-fraud and recordkeeping requirements of the Federal securities laws concerning the manner in which NME recorded the revenues from the activities that were the subject of the Federal government settlement relating to the psychiatric operations referred to above. In the order, NME is directed to comply with such requirements of the Federal securities laws. On October 17, 1994, NME also signed final agreements with 26 states and the District of Columbia, representing all of the jurisdictions from which NME's psychiatric subsidiaries received Medicaid payments during the time frame at issue in the Federal investigations. These agreements settle all potential state claims related to the matters that were the subject of the Federal investigations. NME has received inquiries from various other insurance companies and health benefit providers regarding the possible filing of claims. Additional lawsuits alleging malpractice at its psychiatric facilities and the existence of a corporate-wide conspiracy to commit wrongful acts have been filed, and NME expects that similar lawsuits may be filed from time to time against NME, its officers and directors.

LITIGATION RELATING TO THE MERGER

  To date, a total of nine purported class actions (the "Class Actions") have been filed challenging the Merger. Seven of the Class Actions have been filed in the Delaware Court of Chancery and are entitled (i) Jeffrey Stark and Gary Plotkin v. Robert W. O'Leary, Robert J. Buchanan, John T. Casey, Robert B. Calhoun, Harry J. Gray, Harold J. [sic] Handelsman, Sheldon S. King, Melvyn N. Klein, Dan W. Lufkin, William E. Mayer and Harold S. Williams (the "AMH Directors") and AMH, C.A. No. 13792, (ii) 7457 Partners v. the AMH Directors and AMH, C.A. No. 13793, (iii) Moise Katz v. the AMH Directors and AMH, C.A. No. 13794, (iv) Constantinos Kafalas v. the AMH Directors and AMH, C.A. No. 13795, (v) F. Richard Manson v. the AMH Directors, NME and AMH, C.A. 13797,
(vi) Lisbeth Greenfeld v. the AMH Directors and AMH, C.A.

No. 13799 and (vii) Joseph Frankel v. the AMH Directors and AMH, C.A. No. 13800. The seven Class Actions filed in the Delaware Court of Chancery have been consolidated under the caption, In re American Medical Holdings, Inc., Shareholders Litigation, C.A. No. 13797. In addition, two purported class actions, entitled Ruth LeWinter and Raymond Cayuso v. the AMH Directors (with the exception of Harold S. Williams), NME and AMH, Case No. BC 115206 and David
F. and Sylvia Goldstein v. the AMH Directors (with the exception of Harold S. Williams), NME and AMH, Case No. BC 116104, have been filed in the Superior Court of the State of California, County of Los Angeles. The California actions have been stayed pending the resolution of the Delaware actions. The complaints filed in each of the Class Actions are substantially similar, are brought by purported stockholders of AMH and, in general, allege that the directors of AMH breached their fiduciary duties to the plaintiffs and other members of the purported class. Plaintiffs allege that NME has aided and abetted the AMH directors' alleged breach of their fiduciary duties. Plaintiffs further allege that the directors of AMH wrongfully failed to hold an open auction and encourage bona fide bids for AMH and failed to take action to maximize value for AMH stockholders. Plaintiffs seek preliminary and permanent injunctions against the proposed transaction until such time as a transaction to be entered into between AMH and NME results from bona fide arm's-length negotiation and/or requiring a fair auction for AMH. In addition, if the Merger is consummated, the plaintiffs seek rescission or rescissory damages, an accounting of all profits realized and to be realized by the defendants in connection with the Merger and the imposition of a constructive trust for the benefit of the plaintiffs and other members of the purported classes pending such an accounting. Plaintiffs also seek monetary damages of an unspecified amount together with prejudgment interest and attorneys' and experts' fees. AMH and NME believe that the complaints are without merit.

COMPLIANCE PROGRAM

  One component of the Company's settlement with Federal agencies executed in June 1994 is the adoption of a corporate compliance program under which the Company has agreed, among other things, to: complete the disposition of its psychiatric division facilities (with the exception of four campus psychiatric facilities), no later than November 30, 1995; not own or operate other psychiatric facilities (defined for the purposes of the agreement to include residential treatment centers and substance abuse facilities) for five years from the date of completion of the disposition of its psychiatric division facilities; and divest any psychiatric facilities acquired incidental to a corporate transaction within 180 days of such acquisition. In addition, the Company has agreed to implement certain oversight procedures pertaining to the matters that were the subject of the government investigations and to continue its ethics training program and ethics telephone hotline. Should the oversight procedures or hotline reveal, after investigation by the Company, credible evidence of violations of criminal, or potential material violations of civil, laws, rules or regulations governing federally funded programs, NME is required to report any such violation to the DOJ and HHS.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table provides information as of January 1, 1995, with respect to each of NME's directors, director nominees and executive officers, and selected executive officers of AMH.

              NAME             AGE                  POSITION
   EXECUTIVE OFFICERS AND
    DIRECTORS
   Jeffrey C. Barbakow .......  50 Chairman of the Board and
                                    Chief Executive Officer
   Michael H. Focht Sr........  52 President, Chief Operating Officer
                                    and Director
   Maris Andersons............  58 Executive Vice President and
                                    Treasurer
   Scott M. Brown.............  49 Senior Vice President, General
                                    Counsel and Secretary
   Raymond L. Mathiasen ......  51 Senior Vice President and
                                    Chief Financial Officer
   Barry P. Schochet..........  43 Executive Vice President and
                                    President-Hospital Division
   Thomas B. Mackey...........  46 Executive Vice President--Hospital Division
   Bernice B. Bratter ........  56 Director
   Maurice J. DeWald .........  54 Director
   Peter de Wetter............  75 Director
   Edward Egbert, M.D.........  69 Director
   Raymond A. Hay.............  66 Director
   Lester B. Korn.............  58 Director
   James P. Livingston........  69 Director
   Richard S. Schweiker.......  68 Director
   AMH SELECTED EXECUTIVE
    OFFICERS AND NOMINEES
   Robert W. O'Leary (1)......  51 Chairman of the Board and
                                    Chief Executive Officer of AMH
   John T. Casey (1)..........  49 Director, President and
                                    Chief Operating Officer of AMH
   Thomas J. Pritzker (1).....  44 President of Hyatt Corporation;
                                    Chairman of the Board
                                    of Directors of Healthcare
                                    COMPARE Corp.
   W. Randolph Smith..........  46 Executive Vice President of AMH

- ---------------------
(1) Pursuant to the Merger Agreement, NME has agreed that, promptly following the Merger, it will increase the size of the NME Board of Directors to 13 persons and elect three nominees named by AMH to fill the vacancies. Each of these nominees has agreed to serve as a director of NME following the Merger. No determination has yet been made as to which class each such person will be elected, but one will be elected to each of the three classes. For information about each such nominee see "AMH Selected Executive Officers and Nominees" below.

  Jeffrey C. Barbakow was elected by the Board to serve as Chief Executive Officer and President of NME effective June 1, 1993. Effective July 28, 1993, Mr. Barbakow was elected Chairman of the Board, at which time he relinquished the office of President. From September 1991 through May 31, 1993, Mr. Barbakow served as a Managing Director of Donaldson, Lufkin & Jenrette Securities Corporation. From 1988 until

1991, Mr. Barbakow served as Chairman, President and Chief Executive Officer of MGM/UA Communications, Inc. Prior to October 1988, Mr. Barbakow served as a Managing Director of Merrill Lynch Capital Markets and an executive officer of several Merrill Lynch affiliates. Mr. Barbakow has been a director of NME since 1990.

  Michael H. Focht was elected by the Board to serve as Chief Operating Officer of NME effective April 28, 1993, and to serve in the additional position of President effective July 28, 1993. Mr. Focht served as Senior Executive Vice President, Operations, of NME from 1991 to April 28, 1993, and President and Chief Executive Officer of NME's General Hospital Division from 1986 to 1991. Mr. Focht joined NME in 1978 and has served as a director of NME since 1990.

  Maris Andersons has served as Treasurer of NME since 1981, and as Executive Vice President since 1992. He is a director of Hillhaven and TRC. Mr. Andersons joined NME in 1976, prior to which he served as a Vice President of Bank of America.

  Scott M. Brown is Senior Vice President, Secretary and, since February 1994, General Counsel of the Company. He joined NME in 1981. Mr. Brown was elected Secretary in 1984 and Senior Vice President in 1990. Mr. Brown was appointed acting General Counsel in July 1993 and General Counsel in February 1994.

  Raymond L. Mathiasen is Senior Vice President and, since February 1994, Chief Financial Officer of the Company. From September 1993 to February 1994, Mr. Mathiasen was Senior Vice President and acting Chief Financial Officer. Prior to joining NME as a Vice President in 1985, he was a partner with Arthur Young & Company (now known as Ernst & Young). Mr. Mathiasen was elected to the position of Senior Vice President in 1990 and Chief Operating Financial Officer in 1991.

  Barry P. Schochet has served as President and Chief Operating Officer of NME's Hospital Division since March 1992. Prior to that he served as Assistant Vice President of hospital operations, Senior Vice President and then Executive Vice President of NME's Eastern region and most recently as Executive Vice President and Chief Operating Officer of the Hospital Division. Mr. Schochet began his service to NME as an Assistant Vice President of NME's Eastern region in 1979, prior to which he served as the Executive Director of a hospital in Florida.

  Thomas B. Mackey has served as Executive Vice President, Administration, for the Hospital Division of the Company since December 1993. From December 1992 to December 1993 he served as Executive Vice President, Director of Operations, in the NME Psychiatric Division. In 1990, Mr. Mackey was appointed Senior Vice President, Operations, California Region I. Mr. Mackey was appointed Vice President, Operations, for acute care hospitals in California Region I in the Western District in 1985. Mr. Mackey joined NME in 1985 as Vice President, Operations, Medical Centers Division. Prior to joining NME, he was Vice President, Operations for Greatwest Hospitals in California.

  Bernice B. Bratter serves as Executive Director of Senior Health and Peer Counseling, a non-profit health care organization located in Santa Monica, California. Ms. Bratter has been a director of NME since 1990.

  Maurice J. DeWald is Chairman and Executive Officer of Verity Financial Group, Inc., a private firm that he founded in 1993, which is involved in investment and development projects, and President of DeWald Enterprises, a private investment firm that he founded in 1991. From 1986 until 1990, Mr. DeWald served as Managing Partner of the Los Angeles office of KPMG Peat Marwick LLP. Mr. DeWald also is a director of Dai-Ichi Kangyo Bank of California. Mr. DeWald has been a director of NME since 1991.

  Peter de Wetter served as Executive Vice President of NME from October 1979 until his retirement in May, 1989. Mr. de Wetter also serves as a director of Hillhaven. Mr. de Wetter has been a director of NME since 1977.

  Edward Egbert was a physician in private practice until his retirement on January 1, 1994. From 1975 to 1982, Dr. Egbert served on the Governing Board of Sierra Medical Center, a general hospital owned and operated by one of NME's subsidiaries. Dr. Egbert has been a director of NME since 1975.

  Raymond A. Hay has been Chairman and Chief Executive Officer of Aberdeen Associates, a private investment firm, since 1992. Mr. Hay held the same position with Hay-Faulstich & Associates from 1991 through January 1992, when its operations were assumed by Aberdeen Associates. From 1983 until June 1991, Mr. Hay served as Chairman and Chief Executive Officer, and through June 1993, as a director of The LTV Corporation, which filed a voluntary petition under Chapter 11 of the Federal Bankruptcy Code in 1986. The petition received final approval in June 1993. Mr. Hay also serves as a director of Maxus Energy Corporation. Mr. Hay has been a director of NME since 1985.

  Lester B. Korn has been a director of NME since 1993. Mr. Korn is Chairman and Chief Executive Officer of Korn Tuttle Capital Group, a diversified holding company based in Los Angeles, California. Mr. Korn served as the Chairman of Korn/Ferry International, an executive search firm which he founded, from 1965 until May 1991, when he retired and became Chairman Emeritus. During 1987-88, he served as United States Ambassador to the United Nations Economic and Social Council. Mr. Korn also serves as a director of ConAm Properties, Ltd.

  James P. Livingston served as an Executive Vice President of NME from 1977 until his retirement in June 1986. From 1984 until his retirement, Mr. Livingston also served as President and Chief Executive Officer of NME's former Health Products and Services Group. Mr. Livingston has been a director of NME since 1975.

  Richard S. Schweiker served as president of the American Council of Life Insurance from 1983 through December 31, 1994. Mr. Schweiker also serves as a director of Univax Biologics, Inc. and LabOne, Inc. Mr. Schweiker has been a director of NME since 1984. From 1981 to 1983, Mr. Schweiker served as Secretary of Health and Human Services.

AMH SELECTED EXECUTIVE OFFICERS AND NOMINEES

  Robert W. O'Leary has served as a director, Chairman and Chief Executive Officer of AMH and AMI since July 1991. Prior to joining AMH, Mr. O'Leary was President and Chief Executive Officer of Voluntary Hospitals of America, Inc., a hospital alliance representing approximately 850 domestic hospitals from 1989 to June 1991, and President and Chief Executive Officer of St. Joseph Health System, a multi-hospital, multi-purpose health services organization from 1983 to 1989.

  John T. Casey has served as President and Chief Operating Officer of AMH and AMI since November 1991 and as a director of AMH and AMI since 1992. Prior to joining AMH, Mr. Casey was President and Chief Executive Officer of The Samaritan Foundation, the then ninth largest private healthcare system in the United States, from March 1990 to November 1991, and President and Chief Executive Officer of Methodist Health Systems, a regional healthcare system, from 1987 to 1990.

  Thomas J. Pritzker has served as a director of the general partner of a limited partnership which is a general partner of GKH Partners, L.P. ("GKH Partners") since 1987. GKH Partners acted as a financial advisor to AMH in connection with the Merger. Mr. Pritzker has also served as the Chairman of the Board of Directors of Healthcare COMPARE Corp., a firm involved in providing medical review and cost management services to various types of healthcare payor groups, since 1990, and President of Hyatt Corporation, a diversified company primarily engaged in real estate and hotel management activities, since 1979.

  W. Randolph Smith has served as Executive Vice President of AMH since 1990. Prior to that he served as Senior Vice President and Chief Administrative Officer for AMH.

                              DESCRIPTION OF NOTES

GENERAL

  The Senior Notes will be issued pursuant to an Indenture (the "Senior Note Indenture") between the Company and The Bank of New York, as Trustee (the "Senior Note Trustee"). The Senior Subordinated Notes will be issued pursuant to an Indenture (the "Senior Subordinated Note Indenture" and, together with the Senior Note Indenture, the "Indentures") between the Company and The Bank of New York, as Trustee (the "Senior Subordinated Note Trustee" and, together with the Senior Note Trustee, the "Trustees"). The terms of the Notes include those stated in the Indentures and those made part of the Indentures by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and Holders of Notes are referred to the Indentures and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indentures does not purport to be complete and is qualified in its entirety by reference to the Indentures, including the definitions therein of certain terms used below. Copies of the proposed forms of Indentures have been filed as exhibits to the Registration Statement of which this Prospectus is a part. The definitions of certain terms used in the following summary are set forth below under "--Certain Definitions." As used herein, the term the "Company" refers to National Medical Enterprises, Inc. and not to any of its Subsidiaries, and the term "Subsidiaries" excludes the International Subsidiaries (as defined herein).

  The Senior Notes will be general unsecured obligations of the Company ranking senior to all subordinated Indebtedness of the Company, including the Senior Subordinated Notes, and pari passu in right of payment with all other existing and future Indebtedness of the Company, including borrowings under the New Credit Facility. Borrowings under the New Credit Facility will be secured by a first priority Lien on the Capital Stock of the Company's present and future direct Subsidiaries (other than certain Subsidiaries that do not have material assets), all intercompany Indebtedness owed to the Company and the Company's and certain of its Subsidiaries' equity investments in Westminster and Hillhaven and will have priority as to such collateral over the Senior Notes. The intercompany Indebtedness owed to the Company by the Company's Subsidiaries, on a pro forma basis giving effect to the Merger and the Refinancing, including the loan to AMI of funds to complete the AMI Tender Offers, the AMI Redemptions and the refinancing of the AMI credit facility, would have been approximately $1.1 billion at November 30, 1994. See "Pro Forma Financial Information." After giving effect to this Offering, the Merger and the Refinancing, approximately $900.0 million in principal amount of outstanding indebtedness of NME will by its terms be subordinated to the Senior Notes. The Senior Subordinated Notes will be general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Debt of the Company, including the Senior Notes and all Obligations under the New Credit Facility. On a pro forma basis, as of November 30, 1994, after giving effect to the Merger and the Refinancing, Senior Debt of the Company would have been approximately $2.4 billion, of which approximately $2.1 billion would have been secured indebtedness of NME. See "Historical and Pro Forma Capitalization," "The Merger and Financing," "Description of the New Credit Facility" and "--Subordination of Senior Subordinated Notes."

  The operations of the Company are conducted through its Subsidiaries and, therefore, the Company is dependent upon the cash flow of its Subsidiaries to meet its obligations, including its obligations under the Notes. The Notes will be effectively subordinated to all outstanding Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Company's Subsidiaries. Any right of the Company to receive assets of any of its Subsidiaries upon the latter's liquidation or reorganization (and the consequent right of the Holders of Notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subordinate to any security in the assets of such Subsidiary and any Indebtedness of such Subsidiary senior to that held by the Company. On a pro forma basis at November 30, 1994 after giving effect to the Merger and the Refinancing, including the loan to AMI of approximately $1.1 billion from borrowings under the New Credit Facility to complete such transactions, the outstanding Indebtedness and other obligations of the Company's Subsidiaries would have been approximately $1.5 billion (based upon certain assumptions as to the amounts of indebtedness of AMI to be redeemed or repurchased and excluding trade payables of $181.4 million at November 30, 1994 and intercompany Indebtedness). See "Pro Forma Financial Information."

PRINCIPAL, MATURITY AND INTEREST

  The Senior Notes will be unsecured senior obligations of the Company limited in aggregate principal amount to $300.0 million and will mature on September 1, 2002. Interest on the Senior Notes will accrue at the rate per annum set forth on the cover page of this Prospectus and will be payable semi-annually in arrears on March 1 and September 1 of each year, commencing on September 1, 1995, to Holders of record on the immediately preceding February 15 and August
15. Interest on the Senior Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance.

  The Senior Subordinated Notes will be unsecured obligations of the Company limited in aggregate principal amount to $900.0 million and will mature on March 1, 2005. Interest on the Senior Subordinated Notes will accrue at the rate per annum set forth on the cover page of this Prospectus and will be payable semi-annually in arrears on March 1 and September 1 of each year, commencing on September 1, 1995, to Holders of record on the immediately preceding February 15 and August 15. Interest on the Senior Subordinated Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance.

  Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes; provided that all payments with respect to Notes, the Holders of which have given wire transfer instructions, on or prior to the relevant record date, to the paying agent, will be required to be made by wire transfer of immediately available funds to the accounts specified by such Holders. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the applicable Trustee maintained for such purpose. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

OPTIONAL REDEMPTION

  The Senior Notes will not be redeemable at the option of the Company prior to their maturity.

  The Senior Subordinated Notes will not be redeemable at the option of the Company prior to March 1, 2000. Thereafter, the Senior Subordinated Notes will be subject to redemption at the option of the Company, in whole or from time to time in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on March 1 of the years indicated below:

      YEAR                                                            PERCENTAGE
      ----                                                            ----------
      2000...........................................................         %
      2001...........................................................         %
      2002...........................................................         %
      2003 and thereafter............................................   100.00%

  If less than all of the Senior Subordinated Notes are to be redeemed at any time, selection of Senior Subordinated Notes for redemption will be made by the Senior Subordinated Note Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Senior Subordinated

Notes are then listed, or, if the Senior Subordinated Notes are not so listed, on a pro rata basis, by lot or by such method as the Senior Subordinated Note Trustee shall deem fair and appropriate; provided that Senior Subordinated Notes with a principal amount of $1,000 shall not be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Senior Subordinated Notes to be redeemed at its registered address. If any Senior Subordinated Note is to be redeemed in part only, the notice of redemption that relates to such Senior Subordinated Note shall state the portion of the principal amount thereof to be redeemed. A new Senior Subordinated Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Senior Subordinated Note. On and after the redemption date, interest will cease to accrue on Senior Subordinated Notes or portions of them called for redemption.

MANDATORY REDEMPTION

  Except as set forth below under "--Repurchase at the Option of Holders," the Company will not be required to make any mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

 CHANGE OF CONTROL

  Upon the occurrence of a Change of Control Triggering Event, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest thereon to the date of purchase (the "Change of Control Payment") on a date that is not more than 90 days after the occurrence of such Change of Control Triggering Event (the "Change of Control Payment Date"). Within 30 days following any Change of Control Triggering Event, the Company will mail, or at the Company's request the applicable Trustee will mail, a notice to each Holder offering to repurchase the Notes held by such Holder pursuant to the procedures specified in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control.

  On the Change of Control Payment Date, the Company will, to the extent lawful, (1) accept for payment all Notes or portions thereof properly tendered and not withdrawn pursuant to the Change of Control Offer, (2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the applicable Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The paying agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the applicable Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Senior Subordinated Note Indenture will provide that, prior to complying with the provisions of this covenant, but in any event within 90 days following a Change of Control Triggering Event, the Company will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of Senior Subordinated Notes required by this covenant. Failure to comply with the provisions of the preceding sentence will constitute a Default under the Senior Subordinated Note Indenture. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

  Except as described above with respect to a Change of Control, the Indentures will not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

  The New Credit Facility will prohibit the Company from purchasing any Notes more than twelve months prior to the final maturity thereof, and also will provide that certain change of control events with respect to the Company will constitute a default thereunder. See "Description of the New Credit Facility." The Senior Note Indenture will not restrict the Company's ability to purchase Senior Subordinated Notes upon a Change of Control Triggering Event. See "-- Certain Covenants--Restricted Payments." Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the applicable Indenture which would, in turn, constitute a default under the New Credit Facility. In such circumstances, the subordination provisions in the Senior Subordinated Note Indenture would likely restrict payments to the Holders of Senior Subordinated Notes. See "Risk Factors--Subsidiary Operations; Subordination."

 ASSET SALES

  The Indentures will provide that the Company will not, and will not permit any of its Subsidiaries to, consummate an Asset Sale unless (i) the Company (or the Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (as conclusively determined by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustees) of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) except in the case of a sale of Specified Assets, at least 80% of the consideration therefor received by the Company or such Subsidiary is in the form of cash; provided that for purposes of this provision, (x) the amount of (A) any liabilities (as shown on the Company's or such Subsidiary's most recent balance sheet or in the notes thereto), of the Company or any Subsidiary (other than, in the case of an Asset Sale by the Company, liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets and (B) any securities or other obligations received by the Company or any such Subsidiary from such transferee that are immediately converted by the Company or such Subsidiary into cash (or as to which the Company or such Subsidiary has received at or prior to the consummation of the Asset Sale a commitment (which may be subject to customary conditions) from a nationally recognized investment, merchant or commercial bank to convert into cash within 90 days of the consummation of such Asset Sale and which are thereafter actually converted into cash within such 90-day period) will be deemed to be cash (but shall not be deemed to be Net Proceeds for purposes of the following provisions until reduced to cash); and
(y) the fair market value of any Non-Cash Consideration received by the Company or a Subsidiary in any Asset Sale shall be deemed to be cash (but shall not be deemed to be Net Proceeds for purposes of the following provisions until reduced to cash) to the extent that the aggregate fair market value (as conclusively determined by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustees) of all Non-Cash Consideration (measured at the time received and without giving effect to any subsequent changes in value) held by the Company immediately after consummation of such Asset Sale does not exceed 10% of the Company's Stockholders' Equity as of the date of such consummation.

  Pursuant to the Senior Note Indenture, within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds
(w) to purchase one or more Hospitals or Related Businesses and/or a controlling interest in the Capital Stock of a Person owning one or more Hospitals and/or one or more Related Businesses, (x) to make a capital expenditure or to acquire other tangible assets, in each case, that are used or useful in any business in which the Company is permitted to be engaged pursuant to the covenant described below under the caption "--Certain Covenants--Line of Business," (y) to permanently reduce Senior Term Debt or Existing Indebtedness of a Subsidiary or (z) to permanently reduce Senior Revolving Debt (and to correspondingly reduce commitments with respect thereto), except that up to an aggregate of $200.0 million of Net Proceeds from Asset Sales may be applied after the date of the Senior Note Indenture to reduce Senior Revolving Debt without a corresponding reduction in commitments with respect thereto. Pending the final application of any such Net Proceeds, the Company may temporarily reduce

Senior Revolving Debt or otherwise invest such Net Proceeds in any manner that is not prohibited by the Senior Note Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $25.0 million, the Company will be required to make an offer to all Holders of Senior Notes and holders of any other Indebtedness of the Company ranking on a parity with the Senior Notes from time to time outstanding with similar provisions requiring the Company to make an offer to purchase or to redeem such Indebtedness with the proceeds from any asset sales, pro rata in proportion to the respective principal amounts of the Senior Notes and such other Indebtedness then outstanding (a "Senior Asset Sale Offer") to purchase the maximum principal amount of Senior Notes and such other Indebtedness that may be purchased out of the Excess Proceeds, at an offer price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon to the date of purchase, in accordance with the procedures set forth in the Senior Note Indenture. To the extent that the aggregate amount of Senior Notes and such other Indebtedness tendered pursuant to a Senior Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes, including an offer to purchase Senior Subordinated Notes pursuant to the Asset Sale covenant contained in the Senior Subordinated Note Indenture. If the aggregate principal amount of Senior Notes and such other Indebtedness surrendered by holders thereof exceeds the amount of Excess Proceeds, the Senior Notes and such other Indebtedness will be purchased on a pro rata basis. Upon completion of a Senior Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

  Pursuant to the Senior Subordinated Note Indenture, within 465 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds (v) to purchase one or more Hospitals or Related Businesses and/or a controlling interest in the Capital Stock of a Person owning one or more Hospitals and/or one or more Related Businesses, (w) to make a capital expenditure or to acquire other tangible assets, in each case, that are used or useful in any business in which the Company is permitted to be engaged pursuant to the covenant described below under the caption "--Certain Covenants--Line of Business," (x) to permanently reduce Senior Term Debt or Existing Indebtedness of a Subsidiary, (y) to permanently reduce Senior Revolving Debt (and to correspondingly reduce commitments with respect thereto), except that up to an aggregate of $200.0 million of Net Proceeds from Asset Sales may be applied after the date of the Senior Subordinated Note Indenture to reduce Senior Revolving Debt without a corresponding reduction in commitments with respect thereto, or (z) to repurchase Senior Notes or redeem or repurchase other Senior Debt. Pending the final application of any such Net Proceeds, the Company may temporarily reduce Senior Revolving Debt or otherwise invest such Net Proceeds in any manner that is not prohibited by the Senior Subordinated Note Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Subordinated Excess Proceeds." When the aggregate amount of Subordinated Excess Proceeds exceeds $25.0 million, the Company will be required to make an offer to all Holders of Senior Subordinated Notes (a "Senior Subordinated Asset Sale Offer") to purchase the maximum principal amount of Senior Subordinated Notes that may be purchased out of the Subordinated Excess Proceeds, at an offer price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon to the date of purchase, in accordance with the procedures set forth in the Senior Subordinated Note Indenture. To the extent that the aggregate amount of Senior Subordinated Notes tendered pursuant to a Senior Subordinated Asset Sale Offer is less than the Subordinated Excess Proceeds, the Company may use any remaining Subordinated Excess Proceeds for general corporate purposes. If the aggregate principal amount of Senior Subordinated Notes surrendered by Holders thereof exceeds the amount of Subordinated Excess Proceeds, the Senior Subordinated Note Trustee shall select the Senior Subordinated Notes to be purchased on a pro rata basis. Upon completion of a Senior Subordinated Asset Sale Offer, the amount of Subordinated Excess Proceeds shall be reset at zero.

SUBORDINATION OF SENIOR SUBORDINATED NOTES

  The payment of principal of, premium, if any, and interest on the Senior Subordinated Notes will be subordinated in right of payment, as set forth in the Senior Subordinated Note Indenture, to the prior payment in full of all Senior Debt, whether outstanding on the date of the Senior Subordinated Note Indenture or thereafter incurred.

  Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of Senior Debt will be entitled to receive payment in full of all Obligations due in respect of such Senior Debt (including interest accruing after the commencement of any such proceeding at the rate specified in the applicable Senior Debt, whether or not allowed or allowable as a claim in such proceeding) before the Holders of Senior Subordinated Notes will be entitled to receive any payment with respect to the Senior Subordinated Notes, and until all Obligations with respect to Senior Debt are paid in full, any distribution to which the Holders of Senior Subordinated Notes would be entitled shall be made to the holders of Senior Debt (except (a) that Holders of Senior Subordinated Notes may receive securities that (i) are subordinated at least to the same extent as the Senior Subordinated Notes to Senior Debt and any securities issued in exchange for Senior Debt, (ii) are unsecured (except to the extent the Senior Subordinated Notes are secured), (iii) are not Guaranteed by any Subsidiary of the Company (except to the extent the Senior Subordinated Notes are so Guaranteed), and
(iv) have a Weighted Average Life to Maturity and final maturity that are not shorter than the Weighted Average Life to Maturity of the Senior Subordinated Notes or any securities issued to holders of Senior Debt under the New Credit Facility pursuant to a plan of reorganization or readjustment, and (b) payments made from the trust described under "--Legal Defeasance and Covenant Defeasance").

  The Company also may not make any payment upon or in respect of the Senior Subordinated Notes (except in such subordinated securities or from the trust described under "--Legal Defeasance and Covenant Defeasance") if (i) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Debt occurs and is continuing beyond any applicable period of grace or
(ii) any other default occurs and is continuing with respect to Designated Senior Debt that permits holders of the Designated Senior Debt as to which such default relates to accelerate its maturity and the Senior Subordinated Note Trustee receives a notice of such default (a "Payment Blockage Notice"), for so long as any Obligations are outstanding under the New Credit Facility, from the Representative thereunder and, thereafter, from the holders or Representative of any Designated Senior Debt. Payments on the Senior Subordinated Notes may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in the case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated. No new period of payment blockage may be commenced within 360 days after the receipt by the Senior Subordinated Note Trustee of any prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Subordinated Note Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice.

  The Senior Subordinated Note Indenture will further require that the Company promptly notify holders of Senior Debt if payment of the Senior Subordinated Notes is accelerated because of an Event of Default.

  As a result of the subordination provisions described above, in the event of a liquidation or insolvency, Holders of Senior Subordinated Notes may recover less ratably than creditors of the Company who are Holders of Senior Debt. On a pro forma basis, after giving effect to the Merger and the Refinancing, Senior Debt of the Company at November 30, 1994 would have been approximately $2.4 billion, of which approximately $2.1 billion would have been secured Indebtedness under the New Credit Facility. The Senior Subordinated Note Indenture will limit, subject to certain financial tests, the amount of additional Indebtedness, including Senior Debt, that the Company and its Subsidiaries can incur. See "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock."

  "Designated Senior Debt" means (i) so long as any Obligations are outstanding under the New Credit Facility, such Obligations and (ii) thereafter, any other Senior Debt permitted under the Senior Subordinated Note Indenture the principal amount of which is $100.0 million or more and that has been designated by the Company as "Designated Senior Debt."

  "Senior Debt" means (i) the Senior Term Debt and the Senior Revolving Debt,
(ii) the Senior Notes, (iii) any other Indebtedness permitted to be incurred by the Company under the terms of the Senior Subordinated Note Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Senior Subordinated Notes and (iv) all Obligations with respect to any of the foregoing. Notwithstanding anything to the contrary in the foregoing, Senior Debt will not include (w) any liability for Federal, state, local or other taxes owed or owing by the Company, (x) any Indebtedness of the Company to any of its Subsidiaries or other Affiliates, (y) any trade payables or (z) any Indebtedness that is incurred in violation of the Senior Subordinated Note Indenture.

CERTAIN COVENANTS

 RESTRICTED PAYMENTS

  The Indentures will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any distribution on account of the Company's or any of its Subsidiaries' Equity Interests (other than (w) Physician Joint Venture Distributions,(x) dividends or distributions payable in Qualified Equity Interests of the Company, (y) dividends or distributions payable to the Company or any Subsidiary of the Company, and (z) dividends or distributions by any Subsidiary of the Company payable to all holders of a class of Equity Interests of such Subsidiary on a pro rata basis); (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company; (iii) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes issued under such Indenture, except at the original final maturity date thereof or pursuant to the Refinancing; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment (the amount of any such Restricted Payment, if other than cash, shall be the fair market value (as conclusively evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustees within 60 days prior to the date of such Restricted Payment) of the asset(s) proposed to be transferred by the Company or such Subsidiary, as the case may be, pursuant to such Restricted Payment):

    (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

    (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the most recently ended four full fiscal quarter period for which internal financial statements are available immediately preceding the date of such Restricted Payment, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant in the applicable Indenture described below under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock"; and

    (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Subsidiaries after the date of the Indentures (excluding Restricted Payments permitted by clauses (u), (v), (w) and (x) of the next succeeding paragraph), is less than the sum of
  (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indentures to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds received by the Company from the issue or sale (other than to a Subsidiary of the Company) since the date of the Indentures of Qualified Equity Interests of the Company or of debt securities of the Company or any of its Subsidiaries that have been converted into or exchanged for such Qualified Equity Interests of the Company, plus (iii) $20.0 million.

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

  If no Default or Event of Default has occurred and is continuing, or would occur as a consequence thereof, the foregoing provisions will not prohibit the following Restricted Payments: (t) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indentures; (u) the payment of cash dividends on any series of Disqualified Stock issued after the date of the Indentures in an aggregate amount not to exceed the cash received by the Company since the date of the Indentures upon issuance of such Disqualified Stock; (v) the repurchase of the Performance Investment Plan investment options from the holders thereof; (w) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company or any Subsidiary in exchange for, or out of the net cash proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of Qualified Equity Interests of the Company; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph; (x) the defeasance, redemption or repurchase of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness or in exchange for or out of the net cash proceeds from the substantially concurrent sale (other than to a Subsidiary of the Company) of Qualified Equity Interests of the Company; provided, that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause
(c)(ii) of the preceding paragraph; (y) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Subsidiary of the Company held by any member of the Company's (or any of its Subsidiaries') management pursuant to any management equity subscription agreement or stock option agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $5.0 million in any twelve-month period; and (z) the making and consummation of (A) a Senior Subordinated Asset Sale Offer in accordance with the provisions of the Senior Subordinated Note Indenture with any Excess Proceeds that remain after consummation of a Senior Asset Sale Offer, within 120 days of the consummation of such Senior Asset Sale Offer, or (B) a Change of Control Offer with respect to the Senior Subordinated Notes in accordance with the provisions of the Senior Subordinated Note Indenture.

  Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustees an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed.

 INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK

  The Indentures will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, Guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") after the date of the Indentures any Indebtedness (including Acquired Debt) and that the Company will not issue any Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) and the Company may issue shares of Disqualified Stock if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least (x) 2.25 to 1 if such incurrence or issuance occurs on or before March 31, 1996, or (y) 2.5 to 1 if such incurrence or issuance occurs at any time thereafter, in each case determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period. Indebtedness consisting of reimbursement obligations in respect of a letter of credit will be deemed to be incurred when the letter of credit is first issued. The Company will not permit any of the International Subsidiaries to incur any Indebtedness other than Non-Recourse Debt.

  The foregoing provisions will not apply to:

    (i) the incurrence by the Company of Senior Term Debt pursuant to the New Credit Facility in an aggregate principal amount at any time outstanding not to exceed an amount equal to $1.8 billion less the aggregate amount of all repayments, optional or mandatory, of the principal of any Senior Term Debt (other than repayments that are immediately reborrowed) that have been made since the date of the Indentures;

    (ii) the incurrence by the Company of Senior Revolving Debt and letters of credit pursuant to the New Credit Facility in an aggregate principal amount at any time outstanding (with letters of credit being deemed to have a principal amount equal to the maximum potential reimbursement obligation of the Company with respect thereto) not to exceed an amount equal to $500.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied to permanently reduce the commitments with respect to such Indebtedness pursuant to the covenant described above under the caption "-- Asset Sales";

    (iii) the incurrence by the Company of Indebtedness represented by the Notes;

    (iv) the incurrence by the Company and its Subsidiaries of the Existing Indebtedness;

    (v) the incurrence by the Company or any of its Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, Indebtedness that was permitted by the Indentures to be incurred (including, without limitation, Existing Indebtedness);

    (vi) the incurrence by the Company or any of its Subsidiaries of intercompany Indebtedness between or among the Company and any of its Subsidiaries;

    (vii) the incurrence by the Company of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate or currency risk with respect to any fixed or floating rate Indebtedness that is permitted by the Indentures to be outstanding or any receivable or liability the payments of which is determined by reference to a foreign currency; provided that the notional principal amount of any such Hedging Obligation does not exceed the principal amount of the Indebtedness to which such Hedging Obligation relates;

    (viii) the incurrence by the Company or any of its Subsidiaries of Physician Support Obligations;

    (ix) the incurrence by the Company or any of its Subsidiaries of Indebtedness represented by performance bonds, standby letters of credit or appeal bonds, in each case to the extent incurred in the ordinary course of business of the Company or such Subsidiary;

    (x) the incurrence by any Subsidiary of the Company of Indebtedness, the aggregate principal amount of which, together with all other Indebtedness of the Company's Subsidiaries at the time outstanding (excluding the Existing Indebtedness until repaid or refinanced and excluding Physician Support Obligations), does not exceed the greater of (1) 10% of the Company's Stockholders' Equity as of the date of incurrence or (2) $10.0 million; provided that, in the case of clause (1) only, the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such Indebtedness is incurred would have been at least (x) 2.25 to l if such incurrence occurs on or before March 31, 1996, or (y) 2.5 to l if such incurrence occurs at any time thereafter, in each case determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if such Indebtedness had been incurred at the beginning of such four-quarter period; and

    (xi) the incurrence by the Company of Indebtedness (in addition to Indebtedness permitted by any other clause of this paragraph) in an aggregate principal amount at any time outstanding not to exceed $250.0 million.

 LIENS

  The Senior Note Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any

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

right to receive income therefrom unless all payments due under the Senior Note Indenture and the Senior Notes are secured on an equal and ratable basis with the Obligations so secured until such time as such Obligations are no longer secured by a Lien.

  The Senior Subordinated Note Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien to secure Indebtedness that is pari passu with or subordinated in right of payment to the Senior Subordinated Notes (except Permitted Liens) on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom unless all payments due under the Senior Subordinated
Note Indenture and the Senior Subordinated Notes are secured on an equal and ratable basis with the Obligations so secured until such time as such Obligations are no longer secured by a Lien.

 DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES

  The Indentures will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Subsidiary to (i)(a) pay dividends or make any other distributions to the Company or any of its Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any Indebtedness owed to the Company or any of its Subsidiaries, (ii) make loans or advances to the Company or any of its Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) Existing Indebtedness as in effect on the date of the Indentures, (b) the Indentures, (c) applicable law,
(d) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition or in violation of the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock"), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that the Consolidated Cash Flow of such Person is not taken into account in determining whether such acquisition was permitted by the terms of the Indentures except to the extent that such Consolidated Cash Flow would be permitted to be dividends to the Company without the prior consent or approval of any third party, (e) customary non-assignment provisions in leases entered into in the ordinary course of business, (f) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired, (g) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced, or (h) the New Credit Facility and related documentation as the same is in effect on the date of the Indentures and as amended or replaced from time to time, provided that no such amendment or replacement is more restrictive as to the matters enumerated above than the New Credit Facility and related documentation as in effect on the date of the Indentures.

 LINE OF BUSINESS

  The Indentures will provide that the Company will not, and will not permit any of its Subsidiaries to, engage to any material extent in any business other than the ownership, operation and management of Hospitals and Related Businesses.

 MERGER, CONSOLIDATION, OR SALE OF ASSETS

  The Indentures will provide that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indentures pursuant to supplemental indentures in forms reasonably satisfactory to the Senior Note Trustee and the Senior Subordinated Note Trustee, as the case may be; (iii) immediately after such transaction no Default or Event of Default exists; and
(iv) the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (A) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (B) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant in the applicable Indenture described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock."

 TRANSACTIONS WITH AFFILIATES

  The Indentures will provide that the Company will not, and will not permit any of its Subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make any contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Subsidiary than those that could have been obtained in a comparable transaction by the Company or such Subsidiary with an unrelated Person and (ii) the Company delivers to the applicable Trustee (a) with respect to any Affiliate Transaction involving aggregate consideration in excess of $5.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (b) with respect to any Affiliate Transaction involving aggregate consideration in excess of $15.0 million, an opinion as to the fairness to the Company or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an investment banking firm of national standing; provided that (x) transactions or payments pursuant to any employment arrangements or employee or director benefit plans entered into by the Company or any of its Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Subsidiary, (y) transactions between or among the Company and/or its Subsidiaries and (z) transactions permitted by the provisions of the Indentures described above under the caption "--Restricted Payments," in each case, shall not be deemed to be Affiliate Transactions.

 LIMITATIONS ON ISSUANCES OF GUARANTEES OF INDEBTEDNESS BY SUBSIDIARIES

  The Senior Note Indenture will provide that the Company will not permit any Subsidiary, directly or indirectly, to Guarantee or secure the payment of any other Indebtedness of the Company or any of its Subsidiaries (except Indebtedness of a Subsidiary of such Subsidiary or Physician Support Obligations) unless such Subsidiary simultaneously executes and delivers a supplemental indenture to the Senior Note Indenture providing for the Guarantee of the payment of the Senior Notes by such Subsidiary, which Guarantee shall be senior to or pari passu with such Subsidiary's Guarantee of or pledge to secure such other Indebtedness. The Senior Subordinated Note Indenture will provide that the Company will not permit any Subsidiary, directly or indirectly, to Guarantee or secure the payment of any other Indebtedness of the Company or any of its Subsidiaries (except Indebtedness of a Subsidiary of such Subsidiary or Physician Support Obligations) unless such Subsidiary simultaneously executes and delivers a supplemental indenture to the Senior Subordinated Note Indenture providing for the Guarantee of the payment of the Senior Subordinated Notes by such Subsidiary, which Guarantee shall be subordinated to such Subsidiary's Guarantee of or pledge to secure such other Indebtedness to the same extent as the Senior Subordinated Notes are subordinated to such other Indebtedness under the Senior Subordinated
Note Indenture. Notwithstanding the foregoing, any such Guarantee by a Subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged upon the sale or other disposition, by way of merger or otherwise, to any Person not an Affiliate of the Company, of all of the Company's stock in, or all or substantially all the assets of, such Subsidiary, which sale or other disposition is made in compliance with, and the Net Proceeds therefrom are applied in accordance with, the applicable provisions of the Indentures. The forms of such supplemental indentures will be attached as exhibits to the Indentures. The foregoing provisions will not be applicable to any one or more Guarantees of up to $10.0 million in aggregate principal amount of Indebtedness of the Company at any time outstanding.

 NO AMENDMENT TO SUBORDINATION PROVISIONS

  The Senior Note Indenture will provide that the Company will not amend, modify or alter the Senior Subordinated Note Indenture in any way that would
(i) increase the principal of, advance the final maturity date of or shorten the Weighted Average Life to Maturity of any Senior Subordinated Notes such that the final maturity date of the Senior Subordinated Notes is earlier than the 91st day following the final maturity date of the Senior Notes or (ii) amend the provisions of Article 10 of the Senior Subordinated Note Indenture (which relates to subordination) or any of the defined terms used therein in a manner that would be adverse to the Holders of the Senior Notes.

 NO SENIOR SUBORDINATED DEBT

  The Senior Subordinated Note Indenture will provide that the Company will not incur any Indebtedness that is subordinate or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the Senior Subordinated Notes.

 REPORTS

  The Indentures will provide that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability and make such information available to securities analysts and prospective investors upon request.

EVENTS OF DEFAULT AND REMEDIES

  The Indentures will provide that each of the following constitutes an Event of Default: (i) default for 30 days in the payment when due of interest on the respective series of Notes (whether or not prohibited by the subordination provisions of the Senior Subordinated Note Indenture); (ii) default in payment when due of the principal of or premium, if any, on the respective series of Notes (whether or not prohibited by the subordination provisions of the Senior Subordinated Note Indenture); (iii) failure by the Company to comply with the provisions described under the captions "--Change of Control," "--Asset Sales," "--Restricted Payments" or "--Incurrence of Indebtedness and Issuance of Preferred Stock"; (iv) failure by the Company for 60 days after notice to comply with any of its other agreements in the Indentures or the Notes; (v) in the case of the Senior Notes Indenture only, any default occurs under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Significant Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Significant Subsidiaries), whether such Indebtedness or Guarantee exists on the date of the Indentures or is thereafter created, which default (a) constitutes a Payment Default or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or that has been so accelerated, aggregates $25.0 million or more; (vi) in the case of the Senior Subordinated
Note Indenture only, any default occurs under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Significant Subsidiaries (or the payment of which is guaranteed by the Company or any of its Significant Subsidiaries), whether such Indebtedness or Guarantee exists on the date of the Senior Subordinated Note Indenture or is thereafter created, which default (a) constitutes a failure to pay principal at final maturity or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness that has not been paid at final maturity or that has been so accelerated, aggregates $25.0 million or more; (vii) failure by the Company or any of its Significant Subsidiaries to pay final judgments aggregating in excess of $25.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and
(viii) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries.

  If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Senior Notes or Senior Subordinated Notes, as the case may be, may declare all the Senior Notes or Senior Subordinated Notes, as the case may be, to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indentures or the Notes except as provided in the Indentures. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the applicable Trustee in its exercise of any trust or power. Either Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

  In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Senior Subordinated Notes pursuant to the optional redemption provisions of the Senior Subordinated Note Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Senior Subordinated Notes. If an Event of Default occurs under the Senior Note Indenture prior to the maturity of the Senior Notes or under the Senior Subordinated Note Indenture prior to March 1, 2000 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of such Notes prior to such dates, then the premium specified in the applicable Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of such Notes.

  The Holders of a majority in aggregate principal amount of the Senior Notes or Senior Subordinated Notes, as the case may be, then outstanding by notice to the applicable Trustee on behalf of the Holders of all of the Senior Notes or Senior Subordinated Notes, as the case may be, may waive any existing Default or Event of Default and its consequences under the applicable Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Senior Notes or Senior Subordinated Notes, as the case may be.

  The Company is required to deliver to each Trustee annually a statement regarding compliance with the respective Indentures, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustees a statement specifying such Default or Event of Default.

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

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

  No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes, the Indentures or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the Federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

  The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Senior Notes or Senior Subordinated Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the applicable Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the applicable Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Senior Note Indenture or the Senior Subordinated Note Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Senior Notes or the Senior Subordinated Notes, as the case may be. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Senior Notes or the Senior Subordinated Notes, as the case may be.

  In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the appropriate Trustee, in trust, for the benefit of the Holders of the Senior Notes or the Senior Subordinated Notes, as the case may be, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on such outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and, in the case of the Senior Subordinated Notes, the Company must specify whether the Senior Subordinated Notes are being defeased to maturity or to a particular redemption date (in which case the Company shall issue an irrevocable notice of redemption as of a specified date that will be delivered by the applicable Trustee in accordance with the redemption provisions of the Senior Subordinated Note Indenture); (ii) in the case of Legal Defeasance, the Company shall have delivered to the appropriate Trustee an opinion of counsel in the United States confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the applicable Indenture, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of such outstanding Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Legal Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the appropriate Trustee an opinion of counsel in the United States confirming that the Holders of such outstanding Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Covenant Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;
(iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the applicable Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound (other than a breach, violation or default resulting from the borrowing of funds to be applied to such deposit); (vi) the Company must have delivered to the appropriate Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company must deliver to the appropriate Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of such Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (viii) the Company must deliver to the appropriate Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

  A Holder may transfer or exchange Notes in accordance with the Indentures. The Registrar and the Trustees may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indentures. The Company is not required to transfer or exchange any Senior Subordinated Note selected for redemption. Also, the Company is not required to transfer or exchange any Senior Subordinated Note for a period of 15 days before a selection of Senior Subordinated Notes to be redeemed.

  The registered Holder of a Note will be treated as the owner of it for all purposes.

SAME DAY SETTLEMENT AND PAYMENT

  The Indentures will require that payments in respect of the Notes (including principal, premium, if any, and interest) be made in immediately available funds to each Holder who provides wire transfer instructions to the paying agent. Other Holders will receive all such payments by check mailed to such Holder's registered address. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Notes are expected to be eligible to trade in The Depositary Trust Company's Same-Day Funds Settlement System, and any permitted secondary market trading activity in the Notes will, therefore, be required to be settled in immediately available funds.

AMENDMENT, SUPPLEMENT AND WAIVER

  Except as provided in the next two succeeding paragraphs, the Indentures or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Senior Notes or Senior Subordinated Notes, as the case may be, then outstanding (including consents obtained in connection with a tender offer or exchange offer for such Notes), and any existing default or compliance with any provision of the Indentures or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Senior Notes or Senior Subordinated Notes, as the case may be (including consents obtained in connection with a tender offer or exchange offer for such Notes).

  Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or, in the case of the Senior Subordinated Note Indenture, alter the provisions with respect to the redemption of the Senior Subordinated Notes (other than provisions relating to the covenants described above under the caption "--Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Senior Notes or Senior Subordinated Notes, as the case may be, by the Holders of at least a majority in aggregate principal amount thereof and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indentures relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes, (vii) in the case of the Senior Subordinated Note Indenture, waive a redemption payment with respect to any Senior Subordinated Note (other than a payment required by one of the covenants described above under the caption "--Repurchase at the Option of Holders") or (viii) make any change in the foregoing amendment and waiver provisions. In addition, any amendment to the provisions of Article 10 of the Senior Subordinated Note Indenture (which relate to subordination) will require the consent of the Holders of at least 75% in aggregate principal amount of the Senior Subordinated Notes then outstanding if such amendment would adversely affect the rights of Holders of Senior Subordinated Notes.

  Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company and the appropriate Trustee may amend or supplement the Indentures or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for any supplemental indenture described above under the caption "-- Limitation on Issuances of Guarantees of Indebtedness by Subsidiaries," to provide for the assumption of the Company's obligations to Holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indentures of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indentures under the Trust Indenture Act.

CONCERNING THE TRUSTEE

  The Indentures will contain certain limitations on the rights of the Trustees, should either Trustee become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustees will be permitted to engage in other transactions; however, if either Trustee acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

  The Holders of a majority in principal amount of the then outstanding Senior Notes or Senior Subordinated Notes, as the case may be, will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the applicable Trustee, subject to certain exceptions. The Indentures provide that in case an Event of Default shall occur (which shall not be cured), the Trustees will be required, in the exercise of their power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, neither Trustee will be under any obligation to exercise any of its rights or powers under the Indentures at the request of any Holder of Notes, unless such Holder shall have offered to the appropriate Trustee security and indemnity satisfactory to it against any loss, liability or expense.

CERTAIN DEFINITIONS

  Set forth below are certain defined terms used in the Indentures. Reference is made to the Indentures for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

  "Acquired Debt" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

  "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

  "AMI" means American Medical International, Inc., a Delaware corporation.

  "Asset Sale" means (i) the sale, lease, conveyance or other disposition of any assets (including, without limitation, by way of a sale and leaseback) other than in the ordinary course of business consistent with past practices (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole will be governed by the provisions of the applicable Indenture described above under the caption "--Change of Control" and/or the provisions described above under the caption "--Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant), and (ii) the issue or sale by the Company or any of its Subsidiaries of Equity Interests of any of the Company's Subsidiaries, in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $25.0 million or (b) for net proceeds in excess of $25.0 million. Notwithstanding the foregoing: (a) a transfer of assets by the Company to a Subsidiary or by a Subsidiary to the Company or to another Subsidiary, (b) an issuance of Equity Interests by a Subsidiary to the Company or to another Subsidiary, (c) a Restricted Payment that is permitted by the covenant described above under the caption "--Restricted Payments" and (d) a Hospital Swap will not be deemed to be an Asset Sale.

  "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

  "Capital Stock" means (i) in the case of a corporation, corporate stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership, partnership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

  "Change of Control" means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any Person or group (as such term is used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) other than to a Person or group who, prior to such transaction, held a majority of the voting power of the voting stock of the Company, (ii) the acquisition by any Person or group (as defined above) of a direct or indirect interest in more than 50% of the voting power of the voting stock of the Company, by way of merger or consolidation or otherwise, or (iii) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

  "Change of Control Triggering Event" means the occurrence of both a Change of Control and a Rating Decline.

  "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (i) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing such Consolidated Net Income), plus (ii) provision for taxes based on income or profits of such Person and its Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income, plus (iii) the Fixed Charges of such Person and its Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income, plus (iv) depreciation and amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) of such Person and its Subsidiaries for such period to the extent that such depreciation and amortization were deducted in computing such Consolidated Net Income, in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation and amortization of, a Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in same proportion) that the Net Income of such Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

  "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP but excluding any one-time charge or expense incurred in order to consummate the Refinancing; provided that (i) the Net Income of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Subsidiary thereof, (ii) the Net Income of any Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded and (iv) the cumulative effect of a change in accounting principles shall be excluded.

  "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock), less all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made in accordance with GAAP as a result of the acquisition of such business) subsequent to the date of the Indentures in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person, and excluding the cumulative effect of a change in accounting principles, all as determined in accordance with GAAP.

  "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of the Indentures or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

  "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

  "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date on which the applicable Notes mature.

  "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

  "Existing Indebtedness" means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the New Credit Facility) in existence on the date of the Indentures, until such amounts are repaid, including all reimbursement obligations with respect to letters of credit outstanding as of the date of the Indentures (other than letters of credit issued pursuant to the New Credit Facility).

  "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Subsidiaries incurs, assumes, Guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above,
(i) acquisitions that have been made by the Company or any of its Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period, and (ii) the Consolidated Cash Flow and Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded.

  "Fixed Charges" means, with respect to any Person for any period, the sum of
(i) the consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letters of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations) and (ii) the consolidated interest expense of such Person and its Subsidiaries that was capitalized during such period, and (iii) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Subsidiaries or secured by a Lien on assets of such Person or one of its Subsidiaries (whether or not such Guarantee or Lien is called upon) and (iv) the product of (a) all cash dividend payments (and non-cash dividend payments in the case of a Person that is a Subsidiary) on any series of preferred stock of such Person, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, as in effect from time to time.

  "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

  "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, (ii) foreign exchange contracts or currency swap agreements and (iii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates or currency values.

  "Hospital" means a hospital, outpatient clinic, long-term care facility or other facility that is used or useful in the provision of healthcare services.

  "Hospital Swap" means an exchange of assets by the Company or a Subsidiary of the Company for one or more Hospitals and/or one or more Related Businesses or for the Capital Stock of any Person owning one or more Hospitals and/or one or more Related Businesses.

  "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person.

  "International Subsidiaries" means International-NME, Inc., NME (Australia) Pty. Limited, and National Medical Enterprises Corp., and each of such Person's respective Subsidiaries.

  "Investment Grade" means a rating of BBB- or higher by S&P or Baa3 or higher by Moody's or the equivalent of such ratings by S&P or Moody's. In the event that the Company shall select any other Rating Agency, the equivalent of such ratings by such Rating Agency shall be used.

  "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including Guarantees of Indebtedness or other obligations), advances or capital contributions, purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that an acquisition of assets, Equity Interests or other securities by the Company for consideration consisting of common equity securities of the Company shall not be deemed to be an Investment.

  "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset given to secure Indebtedness, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction with respect to any such lien, pledge, charge or security interest).

  "Moody's" means Moody's Investors Service, Inc. and its successors.

  "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries and (ii) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

  "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any Permitted Non-Cash Consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any other expenses incurred or to be incurred by the Company or a Subsidiary as a direct result of the sale of such assets (including, without limitation, severance, relocation, lease termination and other similar expenses), taxes actually paid or payable as a result thereof, amounts required to be applied to the repayment of Indebtedness (other than Senior Term Debt or Senior Revolving Debt) secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

  "New Credit Facility" means that certain Credit Agreement by and among the Company and Morgan Guaranty Trust Company of New York and the other banks that are party thereto, providing for $1.8 billion in aggregate principal amount of Senior Term Debt and up to $500.0 million in aggregate principal amount of Senior Revolving Debt, including any related notes, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, extended, renewed, refunded, replaced or refinanced, in whole or in part, from time to time.

  "Non-Cash Consideration" means any non-cash consideration received by the Company or a Subsidiary of the Company in connection with an Asset Sale and any non-cash consideration received by the Company or any of its Subsidiaries upon disposition thereof.

  "Non-Recourse Debt" means Indebtedness of an International Subsidiary (i) as to which neither the Company nor any of its Subsidiaries (other than the International Subsidiaries) (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness of the Company or any of its Subsidiaries), or (b) is directly or indirectly liable (as a guarantor or otherwise) and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an International Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Subsidiaries (other than the International Subsidiaries) to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity (except any such provisions set forth in Existing Indebtedness until the same is repaid or refinanced).

  "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

  "Payment Default" means, for purposes of the Senior Note Indenture, any failure to pay any scheduled installment of interest or principal on any Indebtedness within the grace period provided for such payment in the documentation governing such Indebtedness.

  "Permitted Collateral" means, collectively, (i) all Capital Stock and other Equity Interests of the Company's present and future direct Subsidiaries, (ii) all intercompany Indebtedness owed to the Company, and (iii) all Capital Stock and other Equity Interests in Westminster owned by the Company or its Subsidiaries.

  "Permitted Liens" means (i) Liens on Permitted Collateral securing Senior Term Debt of the Company under the New Credit Facility in an aggregate principal amount at any time outstanding not to exceed an amount equal to $1.8 billion less the aggregate amount of all repayments, optional or mandatory, of the principal of any Senior Term Debt (other than repayments that are immediately reborrowed) that have been made since the date of the Indentures;
(ii) Liens on Permitted Collateral securing Senior Revolving Debt and letters of credit of the Company incurred pursuant to the New Credit Facility in an aggregate principal amount at any time outstanding (with letters of credit being deemed to have a principal amount equal to the maximum potential reimbursement obligation of the Company with respect thereto) not to exceed an amount equal to $500.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied to permanently reduce commitments with respect to such Indebtedness pursuant to the covenant described above under the caption "-- Certain Covenants--Asset Sales" since the date of the Indentures; (iii) Liens in favor of the Company; (iv) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Subsidiary of the Company or becomes a Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger, consolidation or acquisition and do not extend to any assets other than those of the Person merged into or consolidated with the Company or that becomes a Subsidiary of the Company; (v) Liens on property existing at the time of acquisition thereof by the Company or any Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition; (vi) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (vii) Liens existing on the date of the Indentures; (viii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (ix) other Liens on assets of the Company or any Subsidiary of the Company securing Indebtedness that is permitted by the terms of the Indentures to be outstanding having an aggregate principal amount at any one time outstanding not to exceed 10% of the Stockholders' Equity of the Company; and (x) Liens to secure Permitted Refinancing Indebtedness incurred to refinance Indebtedness that was secured by a Lien permitted under the Indentures and that was incurred in accordance with the provisions of the Indentures; provided that such Liens do not extend to or cover any property or assets of the Company or any Subsidiary other than assets or property securing the Indebtedness so refinanced.

  "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used solely to extend, refinance, renew, replace, defease or refund, other Indebtedness of the Company or any of its Subsidiaries; provided that, except in the case of Indebtedness of the Company issued in exchange for, or the net proceeds of which are used solely to extend, refinance, renew, replace, defease or refund, Indebtedness of a Subsidiary of the Company: (i) the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal amount of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of any premiums paid and reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Senior Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Senior Notes on terms at least as favorable to the Holders of Senior Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

  "Physician Joint Venture Distributions" means distributions made by the Company or any of its Subsidiaries to any physician, pharmacist or other allied healthcare professional in connection with the unwinding, liquidation or other termination of any joint venture or similar arrangement between any such Person and the Company or any of its Subsidiaries.

  "Physician Support Obligations" means any obligation or Guarantee incurred in the ordinary course of business by the Company or a Subsidiary of the Company in connection with any advance, loan or payment to, or on behalf of or for the benefit of any physician, pharmacist or other allied healthcare professional for the purpose of recruiting, redirecting or retaining the physician, pharmacist or other allied healthcare professional to provide service to patients in the service area of any Hospital or Related Business owned or operated by the Company or any of its Subsidiaries; excluding, however, compensation for services provided by physicians, pharmacists or other allied healthcare professionals to any Hospital or Related Business owned or operated by the Company or any of its Subsidiaries.

  "Qualified Equity Interests" shall mean all Equity Interests of the Company other than Disqualified Stock of the Company.

  "Rating Agencies" means (i) S&P and (ii) Moody's or (iii) if S&P or Moody's or both shall not make a rating of the Notes publicly available, a nationally recognized securities rating agency or agencies, as the case may be, selected by the Company, which shall be substituted for S&P or Moody's or both, as the case may be.

  "Rating Category" means (i) with respect to S&P, any of the following categories: BB, B, CCC, CC, C and D (or equivalent successor categories); (ii) with respect to Moody's, any of the following categories: Ba, B, Caa, Ca, C and D (or equivalent successor categories); and (iii) the equivalent of any such category of

S&P or Moody's used by another Rating Agency. In determining whether the rating of the Notes has decreased by one or more gradations, gradations within Rating Categories (+ and--for S&P, 1, 2 and 3 for Moody's; or the equivalent gradations for another Rating Agency) shall be taken into account (e.g., with respect to S&P, a decline in a rating from BB+ to BB, as well as from BB- to B+, will constitute a decrease of one gradation).

  "Rating Date" means the date which is 90 days prior to the earlier of (i) a Change of Control and (ii) the first public notice of the occurrence of a Change of Control or of the intention by the Company to effect a Change of Control.

  "Rating Decline" means the occurrence on or within 90 days after the date of the first public notice of the occurrence of a Change of Control or of the intention by the Company to effect a Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies) of: (a) in the event the Notes are rated by either Moody's or S&P on the Rating Date as Investment Grade, a decrease in the rating of the Notes by both Rating Agencies to a rating that is below Investment Grade, or (b) in the event the Notes are rated below Investment Grade by both Rating Agencies on the Rating Date, a decrease in the rating of the Notes by either Rating Agency by one or more gradations (including gradations within Rating Categories as well as between Rating Categories).

  "Related Business" means a healthcare business affiliated or associated with a Hospital or any business related or ancillary to the provision of healthcare services or the operation of a Hospital.

  "Restricted Investment" means an Investment in any of the International Subsidiaries.

  "Senior Revolving Debt" means revolving credit loans outstanding from time to time under the New Credit Facility.

  "Senior Term Debt" means term loans outstanding from time to time under the New Credit Facility.

  "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date of the Indentures.

  "S&P" means Standard & Poor's Corporation and its successors.

  "Specified Assets" means the Company's and its Subsidiaries' interest in The Hillhaven Corporation and Westminster Healthcare Holdings PLC owned as of the date of the Indentures and the Capital Stock and assets of the International Subsidiaries.

  "Stockholders' Equity" means, with respect to any Person as of any date, the stockholders' equity of such Person determined in accordance with GAAP as of the date of the most recent available internal financial statements of such Person, and calculated on a pro forma basis to give effect to any acquisition or disposition by such Person consummated or to be consummated since the date of such financial statements and on or prior to the date of such calculation.

  "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof); provided that no International Subsidiary shall be deemed to be a "Subsidiary" for any purpose under the Indentures for so long as such International Subsidiary: (a) has no Indebtedness other than Existing Indebtedness and Non-Recourse Debt; (b) is not a party to any agreement, contract, arrangement or understanding with the Company or any of its other Subsidiaries (other than International Subsidiaries) except any such agreement, contract, arrangement or understanding that (i) was in effect on the date of the Indentures, or (ii) meets the requirements of the covenant described above under the caption "--Certain Covenants--Transactions with Affiliates"; (c) is a Person with respect to which neither the Company nor any of its Subsidiaries (other than International Subsidiaries) has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified level of operating results except, in each case, any such obligation in existence on the date of the Indentures or created pursuant to the terms of any Investment permitted by the covenant described above under the caption "--Certain Covenants--Restricted Payments"; and (d) has not Guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Subsidiaries (other than International Subsidiaries). If, at any time, any International Subsidiary would fail to meet the foregoing requirements, it shall thereafter be deemed to be a Subsidiary for all purposes of the Indentures and any Indebtedness of such International Subsidiary shall be deemed to be incurred by a Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described above under the caption "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," the Company shall be in default of such covenant).

  "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

  "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

                     DESCRIPTION OF THE NEW CREDIT FACILITY

  In connection with the Merger and the Refinancing, Morgan Guaranty Trust Company of New York ("Morgan Guaranty"), Bank of America NT&SA, The Bank of New York and Bankers Trust Company (collectively, the "Arranging Agents") and a syndicate of other lenders (the "Lenders") have committed to provide NME with a $2.3 billion credit facility expiring in 2001 consisting of (i) a six and a half year amortizing term loan in the aggregate principal amount of $1.8 billion (the "Term Loan") and (ii) a six and a half year $500.0 million revolving credit facility, with a letter of credit option not to exceed $100.0 million (the "Revolver"). The Arranging Agents have also committed to provide a separate letter of credit facility to NME in an aggregate principal amount of approximately $91.0 million, upon terms substantially similar to the New Credit Facility (the "Metrocrest Letter of Credit Facility"). The Metrocrest Letter of Credit Facility is intended to replace an existing letter of credit facility established in connection with certain bonds issued by Metrocrest Hospital Authority as part of the financing of two hospitals operated by subsidiaries of NME. NME's obligations under the New Credit Facility and the Metrocrest Letter of Credit Facility will rank pari passu with the Senior Notes and will constitute Senior Debt with respect to the Senior Subordinated Notes and any other subordinated debt of NME outstanding at any time after the Effective Time.

  Interest Rate. Loans under the New Credit Facility will bear interest, at the option of NME, at either (i) a base rate equal to the higher of the rate announced from time to time by Morgan Guaranty as its prime rate or the daily federal funds rate plus 50 basis points plus an interest margin ranging from zero to 50 basis points based on the ratios of NME's consolidated net earnings before interest, taxes, depreciation and amortization ("EBITDA") to interest expense and the ratio of NME's consolidated total debt to EBITDA or (ii) the London interbank offered rate (as adjusted for certain reserve requirements) for 1-, 2-, 3- or 6-month periods plus an interest margin ranging from 50 to 150 basis points based on the respective levels of the same ratios. Commitment fees also will be payable to each Lender based on the unused amount of such Lender's commitment to make loans at rates ranging from 18.75 basis points to 50 basis points as determined by reference to the same ratios.

  Security. NME's obligations under the financing documents will be secured by a first priority lien on (i) the capital stock of NME's present and future direct subsidiaries (including, without limitation, AMH, NME Hospitals, Inc., NME Properties Corp., International-NME, Inc., and a portion of the stock of NME's foreign incorporated direct international subsidiaries but excluding certain subsidiaries that do not have material assets), (ii) all indebtedness owed to the Company by its subsidiaries and (iii) and one of NME's subsidiary's equity investment in Westminster.

  Mandatory Payments. NME must make quarterly mandatory payments on the Term Loan in each fiscal year in the annual amounts set forth below, with the first installment due on August 31, 1995:


             YEAR ENDED MAY 31,    (DOLLARS IN MILLIONS)
             ------------------    ---------------------
              1996                        $200.0
              1997                         200.0
              1998                         250.0
              1999                         350.0
              2000                         400.0
              2001                         450.0
              August 31, 2001              150.0

Additional prepayments will be required from the proceeds of certain events, including the sale of certain assets and offerings of certain debt or equity securities. The Credit Agreement (as defined below) also will require the repayment of loans outstanding under the Revolver (without a corresponding reduction in revolving loan commitments) with a portion of proceeds of a sale of the equity investments in Hillhaven or

Westminster or of the international subsidiaries, up to an aggregate of $200.0 million; thereafter, the proceeds of such sales shall be applied to prepay the installments on the Term Loan. All mandatory prepayments of term loans shall be applied in inverse order of maturity until the installments due August 31, 2001 and in fiscal year 2001 are paid in full and then to the remaining installments on a pro rata basis.

  Covenants. It is contemplated that the credit agreement entered into in connection with the New Credit Facility (the "Credit Agreement") will include various affirmative, negative and financial covenants, including, without limitation, (i) restrictions on disposition of assets and the making of acquisitions and other investments, (ii) prohibitions or limitations on the prepayment, redemption or defeasance of the Notes and other NME indebtedness prior to the last year before the stated maturity thereof, (iii) limitations on capital expenditures, debt incurrence, lien incurrence, dividends and stock repurchases, (iv) limitations on mergers and changes of business and (v) a minimum consolidated net worth requirement, a minimum fixed charge coverage ratio and a maximum leverage ratio.

  Events of Default. It is anticipated that events of default under the Credit Agreement will include various events of default customary for such type of agreement. In addition, it is anticipated that the Credit Agreement will include events of default for any change in control of the Company and the cessation of any lien on any of the collateral under the Credit Agreement as a perfected first priority lien.

  Conditions. It is contemplated that the Credit Agreement will provide that the obligations of the Lenders to provide the New Credit Facility will be subject to the satisfaction or waiver of certain conditions, including, among others (i) the perfection of certain security interests, (ii) consummation of the Merger,(iii) repayment and cancellation of indebtedness under NME's and AMI's existing bank facilities, (iv) repayment and cancellation of certain other indebtedness of AMI, (v) no material adverse change in the business, operations, properties or financial condition of NME and its subsidiaries and AMH and its subsidiaries, taken as a whole, since November 30, 1994, (vi) a minimum amount of cash available to fund the Merger, prior to drawing upon the New Credit Facility or using proceeds from the issuance of the Notes, and (vii) gross cash proceeds of $1.2 billion from the issuance of the Notes.

                                  UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") between the Company and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Morgan Stanley & Co. Incorporated ("Morgan Stanley"), Salomon Brothers Inc ("Salomon Brothers"), J. P. Morgan Securities Inc. ("J. P. Morgan"), BT Securities Corporation ("BTSC"), Smith Barney Inc. ("Smith Barney") and BA Securities, Inc. ("BASI" and, together with DLJ, Merrill Lynch, Morgan Stanley, Salomon Brothers, J. P. Morgan, BTSC and Smith Barney, the "Underwriters"), each of the Underwriters has severally agreed to purchase from the Company, and the Company has agreed to sell to each of the Underwriters, the respective principal amounts of Senior Notes and Senior Subordinated Notes set forth opposite its name below, at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount:

                                                                   PRINCIPAL
                                                                   AMOUNT OF
                                                      PRINCIPAL      SENIOR
                                                      AMOUNT OF   SUBORDINATED
                      UNDERWRITER                    SENIOR NOTES    NOTES
                      -----------                    ------------ ------------
   Donaldson, Lufkin & Jenrette Securities
    Corporation.....................................
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated............................
   Morgan Stanley & Co. Incorporated................
   Salomon Brothers Inc ............................
   J. P. Morgan Securities Inc. ....................
   BT Securities Corporation........................
   Smith Barney Inc. ...............................
   BA Securities, Inc...............................
                                                     ------------ ------------
                                                     $300,000,000 $900,000,000
                                                     ============ ============

  The Underwriting Agreement provides that the obligations of the several Underwriters are subject to certain conditions precedent, including the consummation of the Merger and the Consent Solicitations. The Company has agreed to indemnify the Underwriters against certain liabilities and expenses, including liabilities under the Securities Act or to contribute to payments that the Underwriters may be required to make in respect thereof. The nature of the Underwriters' obligations is such that the Underwriters are committed to purchase all of the Notes if any of the Notes are purchased by them.

  The Underwriters have advised the Company that they propose to offer the Notes directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such offering
price less a concession not to exceed   % of the principal amount of the Notes.
The Underwriters may allow, and such dealers may reallow, discounts not in
excess of   % of the principal amount of the Notes to certain other dealers.
After the initial public offering of the Notes, the offering price and other selling terms may be changed by the Underwriters.

  The Notes have been approved for listing on the NYSE, subject to official notice of issuance. Nevertheless, the Notes are new issues of securities, have no established trading market and may not be widely distributed. The Company has been advised by the Underwriters that, following the completion of this Offering, the Underwriters presently intend to make a market in the Notes as permitted by applicable laws and regulations. However, the Underwriters are under no obligation to do so and may discontinue any market making activities at any time at the sole discretion of the Underwriters. No assurance can be given as to the liquidity of any trading market for the Notes.

  DLJ has provided and is currently retained to provide certain investment banking services to the Company for which it has received and is entitled to receive usual and customary fees. In August 1994, DLJ Merchant Banking Partners, L.P., an affiliate of DLJ, acquired approximately 75% of TRC from NME and

DLJ was paid a customary financial advisory fee for services rendered to TRC in connection with such acquisition. DLJ subsequently managed a public debt offering for TRC for which it received customary fees. DLJ acted as financial advisor to the Company in connection with the Merger, for which it is entitled to receive usual and customary fees. DLJ is also acting as dealer manager in connection with the NME Tender Offers, the AMI Tender Offers and the Consent Solicitations and will receive usual and customary fees for such services.

  Merrill Lynch has provided and currently is providing certain financial advisory services to the Company for which it has received and is entitled to receive usual and customary fees. From time to time in the ordinary course of their respective businesses, affiliates of J. P. Morgan have engaged and may in the future engage in commercial banking and investment banking transactions with the Company, and currently are providing certain financial advisory services to the Company for which they are entitled to receive usual and customary fees. Morgan Guaranty, an affiliate of J. P. Morgan, Bankers Trust Company, an affiliate of BTSC, and Bank of America NT&SA, an affiliate of BASI, will be Arranging Agents and lenders under the New Credit Facility, for which they will receive usual and customary fees.

  Salomon Brothers acted as financial advisor and rendered a fairness opinion to AMH in connection with the Merger for which it received usual and customary fees. Salomon Brothers also has rendered certain financial advisory and investment banking services to AMH for which it has received usual and customary fees. Salomon Brothers is also acting as dealer manager in connection with the NME Tender Offers, the AMI Tender Offers and the Consent Solicitations and will receive usual and customary fees for such services.

                                 LEGAL MATTERS

  Certain legal matters as to the validity of the Notes offered hereby will be passed upon for the Company by Scott M. Brown, Senior Vice President and General Counsel of the Company. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Latham & Watkins, New York, New York. With respect to certain matters governed by Nevada law, Scott
M. Brown and Latham & Watkins will rely on the opinion of Woodburn and Wedge, Reno, Nevada.

                                    EXPERTS

  The consolidated financial statements and schedules of National Medical Enterprises, Inc. as ofMay 31, 1994 and 1993, and for each of the years in the three-year period ended May 31, 1994, have been included and incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, included and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the May 31, 1994 consolidated financial statements refers to a change in the method of accounting for income taxes.

  The consolidated financial statements of American Medical Holdings, Inc. and American Medical International, Inc. as of August 31, 1994 and 1993 and for each of the three years in the period endedAugust 31, 1994 included in this Prospectus have been so included in reliance on the report ofPrice Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
NATIONAL MEDICAL ENTERPRISES, INC. AND SUBSIDIARIES
Financial Statements:
  Report of Independent Auditors..........................................  F-2
  Consolidated Balance Sheets as of May 31, 1993 and 1994.................  F-3
  Consolidated Statements of Operations for the years ended May 31, 1992,
   1993 and 1994..........................................................  F-4
  Consolidated Statements of Cash Flows for the years ended May 31, 1992,
   1993 and 1994..........................................................  F-5
  Consolidated Statements of Changes in Shareholders' Equity for the years ended May 31, 1992, 1993 and 1994......................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7
  Unaudited Condensed Consolidated Balance Sheets as of November 30, 1994
   and May 31, 1994....................................................... F-22
  Unaudited Condensed Consolidated Statements of Operations for the three months and six months ended November 30, 1993 and 1994................. F-23
  Unaudited Condensed Consolidated Statements of Cash Flows for the six
   months ended November 30, 1993 and 1994................................ F-24
  Notes to Unaudited Condensed Consolidated Financial Statements.......... F-25
AMERICAN MEDICAL HOLDINGS, INC. AND SUBSIDIARIES
AMERICAN MEDICAL INTERNATIONAL, INC. AND SUBSIDIARIES
Financial Statements:
  Report of Independent Accountants....................................... F-29
  Consolidated Balance Sheets as of August 31, 1994 and 1993.............. F-30
  Consolidated Statements of Income for the years ended August 31, 1994,
   1993 and 1992.......................................................... F-32
  Consolidated Statements of Cash Flows for the years ended August 31,
   1994, 1993 and 1992.................................................... F-33
  Consolidated Statements of Shareholders' Equity for the years ended
   August 31, 1994, 1993
   and 1992............................................................... F-34
  Notes to Consolidated Financial Statements.............................. F-35
  Unaudited Condensed Consolidated Balance Sheets as of November 30, 1994
   and August 31, 1994.................................................... F-50
  Unaudited Condensed Consolidated Statements of Income for the three months ended November 30, 1994 and 1993................................ F-51
  Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended November 30, 1994 and 1993................................ F-52
  Notes to Unaudited Condensed Consolidated Financial Statements.......... F-53

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
National Medical Enterprises, Inc.

  We have audited the accompanying consolidated balance sheets of National Medical Enterprises, Inc. and subsidiaries as of May 31, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended May 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  As discussed in Notes 2, 7B and 13 to the consolidated financial statements, during 1994 the Company has discontinued its psychiatric hospital operations, settled a number of lawsuits and governmental investigations, and sold a significant number of its rehabilitation hospitals. These events have had a significant impact on the Company's consolidated financial position and results of operations.

  In our opinion, the consolidated financial statements referred to above present fairly the financial position of National Medical Enterprises, Inc. and subsidiaries as of May 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 1994, in conformity with generally accepted accounting principles.

  As discussed in Note 6 to the consolidated financial statements, the Company changed its method of accounting for income taxes effective June 1, 1993.

                                          KPMG Peat Marwick LLP

Los Angeles, California
July 27, 1994

              NATIONAL MEDICAL ENTERPRISES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                              MAY 31,
                                                      ------------------------
                                                         1993         1994
                                                      -----------  -----------
                                                        (DOLLAR AMOUNTS ARE
                                                      EXPRESSED IN MILLIONS)
                       ASSETS
Current assets:
  Cash and cash equivalents.......................... $       141  $       313
  Short-term investments, at cost which approximates
   market............................................          98           60
  Accounts and notes receivable, less allowance for
   doubtful accounts
   ($115 in 1993 and $77 in 1994)....................         502          385
  Inventories of supplies, at cost...................          62           55
  Deferred income taxes..............................         120          372
  Assets held for sale...............................          56          204
  Prepaid expenses and other current assets..........          89           55
                                                      -----------  -----------
    Total current assets.............................       1,068        1,444
                                                      -----------  -----------
Long-term receivables................................         190           73
Investments and other assets.........................         205          309
Property, plant and equipment, net...................       2,492        1,764
Intangible assets, at cost, less accumulated
 amortization
 ($176 in 1993 and $54 in 1994)......................         218          107
                                                      -----------  -----------
                                                      $     4,173  $     3,697
                                                      ===========  ===========
        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings and notes.................... $       163  $        67
  Accounts payable...................................         140          176
  Employee compensation and benefits.................         104           93
  Reserves related to discontinued operations........         101          465
  Income taxes payable...............................          30           58
  Other current liabilities..........................         254          236
  Current portion of long-term debt..................         121          545
                                                      -----------  -----------
    Total current liabilities........................         913        1,640
                                                      -----------  -----------
Long-term debt, net of current portion...............         892          223
Other long-term liabilities and minority interest....         299          389
Deferred income taxes................................         317          125
Commitments and contingencies (see accompanying
 notes)
Shareholders' equity:
  Common stock, $0.075 par value; authorized
   450,000,000 shares; 185,698,524 shares at May 31,
   1993 and 185,587,666 shares issued at May 31,
   1994..............................................          14           14
  Additional paid-in-capital.........................       1,007        1,015
  Notes receivable on exercise of stock options......          (2)          (2)
  Retained earnings..................................       1,019          575
  Less common stock in treasury, at cost, 19,800,103
   at May 31, 1993 and 19,507,161 shares at May 31,
   1994..............................................        (286)        (282)
                                                      -----------  -----------
    Total shareholders' equity.......................       1,752        1,320
                                                      -----------  -----------
                                                      $     4,173  $     3,697
                                                      ===========  ===========

          See Accompanying Notes to Consolidated Financial Statements.

              NATIONAL MEDICAL ENTERPRISES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                       YEARS ENDED MAY 31,
                                                     -------------------------
                                                      1992     1993     1994
                                                     -------  -------  -------
                                                     (DOLLAR AMOUNTS, EXCEPT
                                                     PER SHARE AMOUNTS, ARE
                                                     EXPRESSED IN MILLIONS)
Net operating revenues.............................. $ 2,934  $ 3,178  $ 2,943
                                                     -------  -------  -------
Operating and administrative expenses:
 Salaries and benefits..............................  (1,328)  (1,465)  (1,293)
 Supplies...........................................    (319)    (349)    (339)
 Provision for doubtful accounts....................    (123)    (115)    (107)
 Other operating expenses...........................    (617)    (689)    (667)
 Depreciation.......................................    (122)    (142)    (143)
 Amortization.......................................     (18)     (18)     (18)
 Restructuring charges..............................     (18)     (52)     (77)
                                                     -------  -------  -------
Operating income....................................     389      348      299
Interest, net of capitalized portion ($11 in 1992,
 $9 in 1993, $4 in 1994)............................     (89)     (75)     (70)
Investment earnings.................................      29       21       28
Equity in earnings of unconsolidated affiliates.....       6       13       24
Minority interests in income of consolidated
 subsidiaries.......................................      (7)     (10)      (8)
Net gain on disposals of facilities and long-term
 investments........................................      31       93       87
Gain on sale of subsidiary's common stock...........       0       29        0
                                                     -------  -------  -------
Income from continuing operations before income
 taxes..............................................     359      419      360
Taxes on income.....................................    (141)    (155)    (144)
                                                     -------  -------  -------
Income from continuing operations...................     218      264      216
                                                     -------  -------  -------
Discontinued operations.............................     (85)    (104)    (701)
Extraordinary charges--net of tax...................     (29)       0        0
Cumulative effect of a change in accounting for
 income taxes.......................................       0        0       60
                                                     -------  -------  -------
Net income (loss)................................... $   104  $   160  $  (425)
                                                     =======  =======  =======
Earnings (loss) per share:
 Primary:
  Continuing operations............................. $  1.27  $  1.59  $  1.29
  Discontinued operations...........................   (0.50)   (0.63)   (4.19)
  Extraordinary charges.............................   (0.17)    0.00     0.00
  Cumulative effect of a change in accounting
   principle........................................    0.00     0.00     0.36
                                                     -------  -------  -------
                                                     $  0.60  $  0.96  $ (2.54)
                                                     =======  =======  =======
 Fully diluted:
  Continuing operations............................. $  1.19  $  1.49  $  1.23
  Discontinued operations...........................   (0.44)   (0.58)   (4.10)
  Extraordinary charges.............................   (0.15)    0.00     0.00
  Cumulative effect of a change in accounting
   principle........................................    0.00     0.00     0.33
                                                     -------  -------  -------
                                                     $  0.60  $  0.91  $ (2.54)
                                                     =======  =======  =======
Weighted average shares and share equivalents
 outstanding--primary (in thousands)................ 171,853  166,111  167,024

          See Accompanying Notes to Consolidated Financial Statements.

              NATIONAL MEDICAL ENTERPRISES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            YEARS ENDED MAY
                                                                  31,
                                                           --------------------
                                                           1992   1993    1994
                                                           -----  -----  ------
                                                            (DOLLAR AMOUNTS
                                                            ARE EXPRESSED IN
                                                               MILLIONS)
Cash Flows From Operating Activities:
 Net income (loss).......................................  $ 104  $ 160  $ (425)
 Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
 Depreciation and amortization...........................    196    199     198
 Deferred income taxes...................................    (96)   (32)   (253)
 Gains on sales of facilities and long-term investments..    (31)   (93)    (88)
 Gain on sale of subsidiary's common stock...............      0    (29)      0
 Extraordinary charges...................................     34      0       0
 Additions to reserves related to discontinued operations
  and restructuring charges..............................    218    189   1,175
 Cumulative change in accounting principle...............      0      0     (60)
 Other items.............................................     35     33      38
Increases (decreases) in cash from changes in operating
 assets and liabilities, net of effects from purchases of
 new businesses:
 Accounts and notes receivable, net......................     46     65     (65)
 Inventories, prepaid expenses and other current assets..    (13)   (43)    (21)
 Accounts payable, accrued expenses and income taxes
  payable................................................     55     21     (31)
 Noncurrent accrued expenses and other liabilities.......     35     24      (2)
                                                           -----  -----  ------
 Net cash provided by operating activities, before
  expenditures for discontinued operations and
  restructuring charges..................................    583    494     466
 Net expenditures for discontinued operations and
  restructuring charges..................................    (24)   (96)   (319)
                                                           -----  -----  ------
 Net cash provided by operating activities...............    559    398     147
                                                           -----  -----  ------
Cash Flows From Investing Activities:
 Purchases of property, plant and equipment..............   (421)  (319)   (185)
 Purchases of new businesses, net of cash acquired.......    (14)    (3)     (5)
 Proceeds from sales of facilities, investments and other
  assets.................................................    109     70     569
 Investments in Hillhaven................................      0      0     (63)
 Collections on notes....................................     74     27     100
 Increase in intangible and other assets.................    (53)   (29)    (24)
 Increase in notes receivable............................    (24)   (21)     (4)
 Equity investments in partnerships......................      0     (8)    (11)
 Other items.............................................     (8)   (16)      9
                                                           -----  -----  ------
 Net cash provided by (used in) investing activities.....   (337)  (299)    386
                                                           -----  -----  ------
Cash Flows From Financing Activities:
 Net proceeds from (payments of) unsecured lines of
  credit and reverse purchase agreements.................    220    (10)   (151)
 Payments of other borrowings............................   (103)   (93)   (217)
 Proceeds from other borrowings..........................    271    131      31
 Redemptions of notes and debentures.....................   (383)     0       0
 Cash dividends paid to shareholders.....................    (76)   (78)    (40)
 Purchases of treasury stock.............................   (150)   (19)      0
 Other items.............................................     (3)    (3)     16
                                                           -----  -----  ------
 Net cash used in financing activities...................   (224)   (72)   (361)
                                                           -----  -----  ------
 Net increase (decrease) in cash and cash equivalents....     (2)    27     172
 Cash and cash equivalents at beginning of year..........    116    114     141
                                                           -----  -----  ------
 Cash and cash equivalents at end of year................  $ 114  $ 141  $  313
                                                           =====  =====  ======
Supplemental Disclosures:
 Interest paid, net of amounts capitalized...............  $  78  $  87  $   62
 Income taxes paid.......................................    186    125      30
 Notes received in connection with sales of facilities...      4     92       0
 Conversion of notes and debentures into common stock....     15      0       0

          See Accompanying Notes to Consolidated Financial Statements.

              NATIONAL MEDICAL ENTERPRISES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                  YEARS ENDED MAY 31, 1992, 1993, AND 1994
                         ----------------------------------------------------------
                            COMMON STOCK                 STOCK
                         ------------------ ADDITIONAL   OPTION
                         OUTSTANDING ISSUED  PAID-IN     NOTES    RETAINED TREASURY
                           SHARES    AMOUNT  CAPITAL   RECEIVABLE EARNINGS  STOCK
                         ----------- ------ ---------- ---------- -------- --------
                          (DOLLAR AMOUNTS ARE EXPRESSED IN MILLIONS, SHARE AMOUNTS
                                               IN THOUSANDS)
BALANCES, MAY 31, 1991..   174,765    $14     $  969      $(2)     $ 914    $(133)
  Net income............                                             104
  Cash dividends ($0.46
   per share)...........                                             (79)
  Purchases of treasury
   stock................    (9,288)                                          (150)
  Stock options
   exercised............       457                 6       (2)                  2
  Notes receivable
   collections..........                                    2
  Restricted share
   awards, net of
   cancellations........       129                13                            1
  Conversions of notes
   and debentures.......       915                 8                            7
  Other.................       (15)
                           -------    ---     ------      ---      -----    -----
BALANCES, MAY 31, 1992..   166,963     14        996       (2)       939     (273)
  Net income............                                             160
  Cash dividends ($0.48
   per share)...........                                             (80)
  Purchases of treasury
   stock................    (1,034)                                           (15)
  Stock options
   exercised............        36                                              1
  Restricted share
   cancellations........       (67)               11                            1
                           -------    ---     ------      ---      -----    -----
BALANCES, MAY 31, 1993..   165,898     14      1,007       (2)     1,019     (286)
  Net loss..............                                            (425)
  Cash dividends ($0.12
   per share)...........                                             (19)
  Stock options
   exercised............       293                (1)                           4
  Restricted share
   cancellations........      (110)                9
                           -------    ---     ------      ---      -----    -----
BALANCES, MAY 31, 1994..   166,081    $14     $1,015      $(2)     $ 575    $(282)
                           =======    ===     ======      ===      =====    =====

          See Accompanying Notes to Consolidated Financial Statements.

              NATIONAL MEDICAL ENTERPRISES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

 A. Principles of Consolidation

  The consolidated financial statements include the accounts of National Medical Enterprises, Inc. and its wholly-owned and majority-owned subsidiaries. Investments in other affiliated companies are accounted for by the equity method. Significant intercompany accounts and transactions are eliminated in consolidation.

  The Company is primarily engaged in the operation of domestic and international general hospitals. During 1994 the Company sold most of its physical rehabilitation hospitals and decided to discontinue its psychiatric hospital business, adopting a plan to dispose of its psychiatric hospitals and substance abuse recovery facilities within one year. (See Note 2.)

 B. Net Operating Revenues

  These revenues consist primarily of net patient service revenues, which are based on the hospitals' established billing rates less allowances and discounts principally for patients covered by Medicare, Medicaid and other contractual programs. These allowances and discounts were $2.7 billion, $2.6 billion and $2.3 billion for the years ended May 31, 1994, 1993 and 1992, respectively. Payments under these programs are based on either predetermined rates or the costs of services. Settlements for retrospectively determined rates are estimated in the period the related services are rendered and are adjusted in future periods as final settlements are determined. Management believes that adequate provision has been made for adjustments that may result from final determination of amounts earned under these programs. Approximately 40% of fiscal 1994 consolidated net operating revenues is from participation of domestic general and physical rehabilitation hospitals in Medicare and Medicaid programs. In 1993 it was approximately 37%, and in 1992 it was approximately 35%.

  The Company provides care to patients who meet certain financial or economic criteria without charge or at amounts substantially less than its established rates. Because the Company does not pursue collection of amounts determined to qualify as charity care, they are not reported as gross revenue and are not included in deductions from revenue or in operating and administrative expenses.

 C. Property, Plant and Equipment

  The Company uses the straight-line method of depreciation for buildings, improvements and equipment over their estimated useful lives as follows: buildings and improvements--generally 25 to 50 years; equipment--three to 15 years.

 D. Intangible Assets

  Preopening costs generally are amortized over four years. Costs in excess of the fair value of identifiable net assets of purchased businesses generally are amortized over 40 years. Deferred financing costs and the costs of acquiring certain management contracts are amortized over the lives of the related loans or contracts. The straight-line method is used to amortize most intangible assets.

              NATIONAL MEDICAL ENTERPRISES, INC. AND SUBSIDIARIES

 E. Stock Benefit Plans

  The fair market value of restricted shares on the date of award and the fair market value of the Company's common shares on the date of grant of discounted stock options in excess of the exercise price are expensed, with appropriate credits to additional paid-in capital, over the periods that the restrictions as to forfeiture or exercise lapse. For restricted units, an amount equivalent to the fair market value of shares of the Company's common stock on the date of vesting, subject to a maximum amount, is expensed over the vesting period. (See
Note 10.)

 F. Leases

  Capital leases are recorded at the beginning of the lease term as assets and liabilities at the lower of the present value of the minimum lease payments or the fair value of the assets.

 G. Cash Equivalents

  The Company treats highly liquid investments with an original maturity of three months or less as cash equivalents.

 H. Interest Rate Swap Agreements

  The differential to be paid or received under interest rate swap agreements is accrued as the interest rates change and is recognized over the life of the agreements as an adjustment to interest expense. (See Note 8B.)

 I. Sales of Common Stock of Subsidiaries

  At the time a subsidiary sells existing or newly issued common stock to unrelated parties at a price in excess of its book value, the Company's policy is to record a gain reflecting its share of the increase in the subsidiary's stockholders' equity resulting from the sale. (See Note 15.)

 J. Translation of Foreign Currencies

  The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52. All balance sheet accounts have been translated at fiscal year-end exchange rates. Income statement amounts have been translated at the average exchange rate for the year. The resulting currency translation adjustments and the effect of transaction gains and losses are insignificant for all years presented.

              NATIONAL MEDICAL ENTERPRISES, INC. AND SUBSIDIARIES

NOTE 2 DISCONTINUED OPERATIONS--PSYCHIATRIC HOSPITAL BUSINESS

  At November 30, 1993, the Company decided to discontinue its psychiatric hospital business and adopted a plan to dispose of its psychiatric hospitals and substance abuse recovery facilities within one year. Also, in connection with the settlement of federal investigations of the Company described in Note 7B, the Company agreed to dispose of its psychiatric hospital business and not to re-enter such business for five years. The Consolidated Statements of Operations reflect the net operating results of the discontinued business separately from continuing operations, and previously issued financial statements have been restated to report these operations as discontinued. Operating results for periods subsequent to November 30, 1993, are charged to the reserve for estimated operating losses during the phase-out period. The discontinued operations are summarized as follows:

                                                 TWELVE MONTHS ENDED MAY 31,
                                                 ------------------------------
                                                   1992       1993      1994
                                                 ---------  --------- ---------
                                                        (IN MILLIONS)
Net operating revenues.......................... $   1,010  $    571  $    476
Loss from operations:
  Loss before income taxes......................      (129)     (160)     (266)
  Income tax benefit............................        44        56       111
                                                 ---------  --------  --------
                                                       (85)     (104)     (155)
                                                 ---------  --------  --------
Loss on disposal:
  Estimated losses upon disposal................        --        --      (414)
  Estimated operating losses during the phase-
   out period...................................        --        --      (433)
  Income tax benefit............................        --        --       301
                                                 ---------  --------  --------
                                                        --        --      (546)
                                                 ---------  --------  --------
Total loss from discontinued operations......... $     (85) $   (104) $   (701)
                                                 =========  ========  ========

  The estimated losses upon disposal consist primarily of provisions for the write-down of assets to estimated net realizable value and other costs associated with the disposal of assets. The estimated net realizable value is included in assets held for sale in the accompanying consolidated balance sheet. The estimated operating losses during the phase-out period include the costs of settling federal and state investigations and other unusual legal costs related to the psychiatric hospital business. The loss from operations also includes provisions for unusual legal costs and certain asset write-downs related to the psychiatric business that were recorded prior to November 30, 1993. (See Note 7B.)

  The Company entered into two separate sale agreements, each dated as of March 29, 1994, to sell 47 psychiatric facilities to Charter Medical Corporation for approximately $200 million, including the net book values of certain inventory, receivables and other items of working capital, subject to certain adjustments. One agreement provides for the sale of 30 hospitals for an approximate sales price of $134 million. In June 1994 the Company sold 27 of the 30 hospitals for a sales price of approximately $129 million. The sales of the remaining three hospitals are anticipated to close in the near future. The second agreement provides for the sale of 17 psychiatric hospitals. The Federal Trade Commission
(FTC) issued a request for additional information regarding these remaining hospitals. The Company and Charter are responding to the FTC's request. No specific date has been set to close these sales, except that if such closings do not occur prior to September 30, 1994, and the parties do not extend that date, the agreement will terminate on September 30. Based on discussions to date with the FTC, the Company believes it may not be able to sell at least five facilities to Charter. However, it believes it will receive similar proceeds upon their sale to other parties.

              NATIONAL MEDICAL ENTERPRISES, INC. AND SUBSIDIARIES

  During fiscal year 1994 and through July 27, 1994, the Company sold an additional 16 psychiatric hospitals, two substance abuse recovery facilities and one residential treatment center to other parties. The aggregate sales price for the 19 facilities approximated $44 million. The Company currently has reached an agreement to sell or is negotiating with various other parties for the sale of 10 psychiatric hospitals and is seeking a buyer for one other facility.

NOTE 3 DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

  The carrying amounts of cash, accounts receivable, accounts payable and interest payable approximate fair value because of the short maturity of these instruments. The carrying values of investments, both short-term and long-term (excluding investments accounted for by the equity method), long-term receivables and long-term debt are not materially different than the estimated fair values of these instruments. The estimated fair values of interest rate swap agreements and foreign currency contracts also are not material to the Company's financial position.

NOTE 4 PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment is stated at cost and consists of the following:

                                                                  1993    1994
                                                                 ------  ------
                                                                 (IN MILLIONS)
      Land...................................................... $  249  $  173
      Buildings and improvements................................  1,957   1,388
      Construction in progress..................................     47      59
      Equipment.................................................  1,061     916
                                                                 ------  ------
                                                                  3,314   2,536
      Less accumulated depreciation and amortization............    822     772
                                                                 ------  ------
      Net property, plant and equipment......................... $2,492  $1,764
                                                                 ======  ======


NOTE 5 LONG-TERM DEBT AND LEASE OBLIGATIONS

 A. Long-Term Debt

  Long-term debt consists of the following:

                                                                  1993    1994
                                                                 ------  ------
                                                                 (IN MILLIONS)
      Unsecured loans payable to banks.......................... $   86  $  --
      Secured loans payable to banks............................    --       13
      Secured loans payable.....................................    158     143
      Convertible floating rate debentures due 1996.............    220     219
      Unsecured medium-term notes due through 1997..............    175     111
      12 1/8% unsecured notes due April 1995 (not redeemable)...     93      93
      Notes secured by property, plant and equipment, weighted
       average interest rate of approximately 10.4% in 1993 and
       9.5% in 1994 payable in installments to 2012.............     88      28
      7 3/8% unsecured notes due 1997 (not redeemable)..........     58      58
      Obligations under capital leases..........................     80      49
      Other, primarily unsecured................................     55      54
                                                                 ------  ------
                                                                  1,013     768
      Less current portion......................................    121     545
                                                                 ------  ------
                                                                 $  892  $  223
                                                                 ======  ======

              NATIONAL MEDICAL ENTERPRISES, INC. AND SUBSIDIARIES

  Unsecured Loans Payable to Banks

  In September 1993 the Company repaid $50 million of its then-outstanding revolving bank borrowings under its $300 million unsecured bank revolving credit and term loan agreement and refinanced the $246.2 million balance of such loans with new term loans maturing in April 1995 and requiring quarterly installments of $11.4 million through May 1994 and $15 million through February 1995. These loans were repaid in April 1994 with new secured bank loans, as described below. The weighted average interest rate on these and other unsecured loans payable to banks was 5.3% during 1992, 3.9% during 1993 and 4.7% during 1994.

  Also in September 1993 the Company canceled its $120 million short-term revolving credit agreement entered into in December 1992. No loans were ever outstanding under this agreement.

  Secured Loans Payable

In April 1994 the Company entered into a new $464.7 million revolving credit and letter of credit agreement with several banks. Indebtedness of the Company under the new agreement is secured by a pledge of all the outstanding capital stock of NME Hospitals, Inc., a wholly owned subsidiary of the Company, and is also guaranteed by NME Hospitals, Inc. The new agreement provides for revolving loans of up to $222 million and for letters of credit in an aggregate amount of $242.7 million to support certain of the Company's obligations relating to commercial paper and remarketable bond programs. Loans of $222 million under the new agreement were used to repay all of the Company's obligations under, and to effect termination of, its then-existing unsecured bank term loan agreement described above. All of this amount, including $209 million related to the convertible floating rate debentures discussed below, was outstanding at May 31, 1994.

  All outstanding revolving loans under the new agreement mature on April 12, 1995, and there are no earlier installments of principal due or reductions of availability thereunder. Revolving loans under the new agreement bear interest at a base rate that is equal to the prime rate announced by Morgan Guaranty Trust of New York or, if higher, the federal funds rate plus 0.5% or, at the option of the Company, a London Interbank Offered Rate (LIBOR) plus 1.0% per annum, for interest periods of one, two, three or six months.

  The Company also has $143 million of secured loans payable outstanding at May 31, 1994, that were used for project financings and are secured by liens on real property or leasehold interests. These loans expire on April 12, 1995, and provide for interest at the lender's fluctuating cost of funds plus 1/8%. The weighted average interest rate during 1994 was 5.1%. It was 4.6% in 1993 and 6.4% in 1992.

  Floating Rate Debentures--Convertible

  The floating rate debentures consist of two components: $209 million of secured loans payable to banks and $10 million (5% of the debenture face amount) of generally nontransferable performance investment options to key employees of the Company. Because the proceeds from the exercise of the investment options must be used by the Company to retire the debt underlying the debentures, these loans, together with the outstanding balance of the investment options, are classified as convertible floating rate debentures. The weighted average interest rate for the debentures was 6.3% in 1992, 3.6% in 1993 and 4.8% during 1994. The debentures are subject to mandatory redemption in April 1996 and after the occurrence of certain events.

  The performance investment options permit the holder to purchase debentures at 95% of their $105,264 face value. The debentures are convertible into preferred stock, which in turn is convertible into common stock. The investment options ultimately are convertible into 13,977,549 shares of common stock at an

              NATIONAL MEDICAL ENTERPRISES, INC. AND SUBSIDIARIES exercise price equivalent to $15.83 per share. The 13,977,549 shares include 1,828,652 shares that are the subject of litigation between the Company and two of its former executive officers. The Company believes that the investment options held by those executive officers no longer are exercisable but has included these shares pending final resolution of the dispute. The investment options became fully vested in March 1994. The Company may repurchase the investment options without a premium with the consent of the holder or by paying a redemption premium sufficient to provide the holder a 6% annual return. Under certain conditions, the investment options are subject to mandatory redemption at a redemption price including a 6% annual return.

  When investment options are exercised, the Company reduces taxable income by any excess of the fair market value of the stock at the date of conversion over the principal amount of the debentures redeemed. The resulting tax benefit increases additional paid-in capital.

  Unsecured Medium-Term Notes

  These notes have had both fixed and floating rates of interest. The floating rate notes were repaid during fiscal 1994. The weighted average interest rate on these notes was 8.6% during 1992, 7.3% during 1993 and 8.1% in 1994. The notes are not redeemable.

  Loan Covenants

  Certain loan agreements have, among other requirements, limitations on dividends, investments, borrowings, and acquisitions and dispositions of assets and require maintenance of specified operating ratios, as well as specified levels of working capital and net worth. The Company is in compliance with the loan covenants. There are no compensating balance requirements for any credit line or borrowing.

 B. Long-Term Debt Maturities and Lease Obligations

  Future long-term debt maturities and minimum operating lease payments are as follows:

                                                                           LATER
                                                  1995 1996 1997 1998 1999 YEARS
                                                  ---- ---- ---- ---- ---- -----
                                                          (IN MILLIONS)
Long-term debt................................... $545 $60  $61  $66  $ 3  $ 33
Long-term leases................................. $ 69 $64  $60  $55  $52  $250

  Rental expense under operating leases, including short-term leases, was approximately $113 million in 1992, $114 million in 1993 and $98 million in 1994.

              NATIONAL MEDICAL ENTERPRISES, INC. AND SUBSIDIARIES

NOTE 6 INCOME TAXES

  Taxes on income from continuing operations consist of the following amounts:

                                                              1992  1993  1994
                                                              ----  ----  ----
                                                              (IN MILLIONS)
   Currently payable:
     Federal................................................  $148  $148  $159
     State..................................................    26    30    31
     Foreign................................................     7     7     6
                                                              ----  ----  ----
                                                               181   185   196
   Deferred:
     Federal................................................   (39)  (29)  (46)
     State..................................................    (6)   (3)   (6)
                                                              ----  ----  ----
                                                               (45)  (32)  (52)
   Charges equivalent to federal and state income taxes,
    primarily
    the benefit associated with stock benefit plans.........     5     2   --
                                                              ----  ----  ----
                                                              $141  $155  $144
                                                              ====  ====  ====

  The difference between the Company's effective income tax rate and the statutory federal income tax rate is shown below:

                                         1992           1993            1994
                                    -------------- --------------  --------------
                                    AMOUNT PERCENT AMOUNT PERCENT  AMOUNT PERCENT
                                    (IN MILLIONS OF DOLLARS AND AS A PERCENT OF
                                                   PRETAX INCOME)
Tax provision at statutory federal
 rate.............................   $122   34.0%   $142   34.0%    $126   35.0%
State income taxes, net of federal
 income tax benefit...............     14    3.9%     18    4.3%      17    4.6%
Gain on sale of subsidiary's
 common stock.....................    --     --      (10)  (2.4)%    --     --
Other.............................      5    1.4%      5    1.1%       1     .4%
                                     ----   ----    ----   ----     ----   ----
Taxes on income from continuing
 operations and effective tax
 rates............................   $141   39.3%   $155   37.0%    $144   40.0%
                                     ====   ====    ====   ====     ====   ====

  No tax provision has been made for U.S. or additional foreign taxes on $68 million of undistributed earnings of foreign subsidiaries or on a $29 million gain on the sale of a foreign subsidiary's common stock as the Company's overseas investments are intended to be permanent. Such earnings would become taxable upon the remittance of dividends or upon the sale or liquidation of the investments.

  Effective June 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Among other provisions, this standard requires deferred tax balances to be determined using enacted income tax rates for the years in which the taxes actually are paid or refunds actually are received instead of when the deferrals were initiated. The Company has recognized $60 million as income in the fiscal year ended May 31, 1994, for the cumulative effect on prior years of adopting this standard based on tax rates in effect at June 1, 1993.

              NATIONAL MEDICAL ENTERPRISES, INC. AND SUBSIDIARIES

  Deferred tax assets and liabilities as of May 31, 1994, relate to the following:

                                                                DEFERRED TAX
                                                             ------------------
                                                             ASSETS LIABILITIES
                                                             ------ -----------
                                                               (IN MILLIONS)
Depreciation and fixed asset basis differences..............  $ --     $182
Reserves related to discontinued operations and
 restructuring charges......................................   306       --
Receivables--doubtful accounts and adjustments..............    69       --
Cash-basis accounting change................................    --       23
Accruals for insurance risks................................    35       --
Intangible assets...........................................    --        7
Other long-term liabilities.................................    20       --
Benefit plans...............................................    18       --
Other accrued liabilities...................................    10       --
Investments.................................................     9       --
Valuation allowance.........................................    (7)      --
Other items.................................................    --        1
                                                              ----     ----
                                                              $460     $213
                                                              ====     ====

  Management believes that the deferred tax assets at May 31, 1994, will be realized by offsetting current tax provisions against future income or through tax loss carrybacks.

  Prior-year financial statements are not restated to reflect the new accounting standard. The following reflect the principal sources of deferred income tax credits for those years:

                                                              1992     1993
                                                             ------   ------
                                                               (IN MILLIONS)
Depreciation and asset disposition differences..............  $  9     $  4
Cash-basis accounting.......................................    (9)      (8)
Doubtful accounts and adjustments...........................   (15)      (5)
Costs included in intangible assets, net of amortization....    (2)      --
Equity method accounting....................................    (5)       2
Accruals for insurance risks................................    (7)      (7)
Restructuring charges.......................................   (14)     (14)
Other items.................................................    (2)      (4)
                                                              ----     ----
                                                              $(45)    $(32)
                                                              ====     ====

NOTE 7 CLAIMS AND LAWSUITS

 A. Professional and General Liability Insurance

  The Company currently insures all of its professional and comprehensive general liability risks through an insurance company owned by several health care companies and in which the Company has a significant minority interest. Risks in excess of $3 million per occurrence are reinsured with major independent insurance companies. Through May 31, 1994, the Company insured its professional and comprehensive general liability risks related to its psychiatric and physical rehabilitation hospitals through a wholly owned insurance subsidiary that reinsured risks in excess of $500,000 with major independent insurance companies. The Company has reached the policy limits provided by its insurance subsidiary related to the psychiatric hospitals in certain years, and, in addition, damages, if any, arising from fraud and conspiracy claims in psychiatric malpractice cases may not be insured. (See
Note 7B.)

              NATIONAL MEDICAL ENTERPRISES, INC. AND SUBSIDIARIES

  The Company's estimated liability for the self-insured portion of professional and comprehensive general liability claims is $93 million at May 31, 1994, after discounting the liability to its present value based on expected loss reporting patterns and a weighted average discount rate of 8.8%.

  The Company believes that claims and lawsuits arising in the ordinary course of business are adequately covered by insurance or are adequately provided for in the Company's consolidated financial statements. However, the final liability may vary from the estimated liability.

 B. Significant Legal Proceedings

  The Company has been involved in significant legal proceedings and investigations of an unusual nature related principally to its psychiatric business. During the years ended May 31, 1994, and 1993, the Company recorded provisions to estimate the cost of the ultimate disposition of all these proceedings and investigations and to estimate the legal fees that it expects to incur. As discussed further below, the Company has settled the most significant of these matters. The remaining reserves for unusual litigation costs that relate to the matters that have not been settled as of May 31, 1994, and an estimate of the legal fees to be incurred subsequent to May 31, 1994, total approximately $81 million and represent management's estimate of the net costs of the ultimate disposition of these matters. There can be no assurance, however, that the ultimate liability will not exceed such estimates.

  All of the costs associated with these legal proceedings and investigations are classified in discontinued operations. (See Note 2.)

  (1) Insurance Litigation--In November 1993 the Company signed agreements to settle two of its lawsuits with certain insurance companies, and in February 1994 the Company signed an agreement to settle the remaining lawsuit. Under the settlements, the Company agreed to pay up to $125 million and $89.9 million, respectively, as complete and final resolution of the disputed claims alleging that the psychiatric hospitals engaged in certain fraudulent practices. The final installment of these settlements was paid in March 1994. In return, the insurers agreed on an individual basis to strengthen standard business relations with the Company, including, for example, allowing the Company to compete for managed care contracts and participate in provider networks. The settlements also addressed the processing by the insurance companies of pending claims from psychiatric facilities owned by the Company's subsidiaries. The Company has received inquiries from various other insurance companies and health benefit providers regarding the possible filing of claims with similar allegations. To date, the amounts involved are not significant.

  (2) Investigations--On June 29, 1994, the Company executed plea agreements that were approved by a federal judge and other settlement agreements under which it agreed to pay a total of $362.7 million to conclude the federal investigations of the Company and its subsidiaries: $324.2 million in civil restitution and penalties, $34 million in criminal fines, $2 million to the Department of Health and Human Services to support a children's mental health program, and $2.5 million to the National Institute of Mental Health to fund research relating to federally funded health care in substance abuse recovery or mental health treatment facilities. Under the agreements, the Company's remaining hospitals will continue to be eligible to participate in all federally funded health care programs.

  As part of the settlement, a subsidiary operating the Company's psychiatric hospitals pled guilty to six counts of paying illegal remuneration for referral of Medicare patients and one count of conspiracy to make such payments and paid a $33 million fine. Another subsidiary operating a single general hospital pled guilty to one count of illegal payments and paid a $1 million fine. The count relates to activities that occurred while an individual convicted of defrauding the hospital was its chief executive.

              NATIONAL MEDICAL ENTERPRISES, INC. AND SUBSIDIARIES

  The federal settlement agreements pertain only to the Company and its subsidiaries and will not extend to individuals. The Company is obligated to cooperate with the government in its investigation of individuals. The Company has numerous other obligations under the agreements, including disposing of its psychiatric hospital business and not re-entering it for five years, implementation and maintenance of compliance programs, and reporting requirements to the federal government, designed to assure that the Company complies with federal laws relating to the provision of health care.

  In May 1994 the Company also reached agreements in principle with 27 states and the District of Columbia to pay an additional $16.3 million to settle investigations. The Company has signed agreements with 26 of those states and the District of Columbia, five of which contain errors or changes that the Company is attempting to resolve. The 27 states and the District of Columbia are all of the areas in which the Company's subsidiaries operated psychiatric facilities.

  On July 12, 1994, the Company, without admitting or denying liability, consented to the entry of a civil injunctive order in response to a complaint filed that day by the Securities and Exchange Commission. The complaint alleged that the Company failed to comply with anti-fraud and recordkeeping requirements of the federal securities laws concerning the manner in which the Company recorded the revenues from the activities that were the subject of the federal government settlement referred to above. In the order, the Company consented to comply with such requirements of the federal securities laws.

  (3) Shareholders' Lawsuits--In October and November 1991 shareholder derivative actions and federal shareholder class-action suits were filed against the Company and certain of its officers and directors. Those derivative and federal class-action suits have been consolidated into one derivative and one federal class action, respectively. The consolidated derivative action, purportedly brought on behalf of the Company, alleged breach of fiduciary duty and other causes of action against the directors and various officers of the Company. The derivative action was dismissed by the court in May 1993; the dismissal is being appealed by the plaintiffs. The consolidated federal class action alleges violations of federal securities laws against the Company and certain of its executive officers. All parties in the federal class action and the derivative action have been participating in a voluntary mediation process, which has included directors and officers liability insurance carriers. Through this mediation process, the parties have reached an agreement in principle for the settlement of both lawsuits, including contributions to the settlement by certain insurance companies. Any agreement in principle is conditioned upon the execution of formal settlement documentation and court approval.

  Two additional federal class actions filed in August 1993 now have been consolidated into one action. The consolidated action alleges violations of federal securities laws against the Company and certain of its executive officers. The parties commenced a voluntary mediation in July 1994.

  (4) Psychiatric Malpractice Cases Involving Fraud and Conspiracy Claims--The Company and certain of its officers and directors are defendants in numerous lawsuits filed on behalf of psychiatric patients making various claims, including conspiracy, false imprisonment, fraud and gross negligence. The Company has settled 90 of these patient care lawsuits for approximately $20.5 million. These cases represent approximately two-thirds of the psychiatric patient care cases filed to date that contain allegations of conspiracy or fraud. The Company expects that additional similar lawsuits will be filed.

NOTE 8 OTHER CONTINGENCIES AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET
RISKS

 A. Guarantees and Letters of Credit

  The Company is contingently liable for $503 million under various guarantees, standby letters of credit and lease obligations not included in Note 5. Included in this amount are The Hillhaven Corporation's

              NATIONAL MEDICAL ENTERPRISES, INC. AND SUBSIDIARIES obligations to third parties totaling $286 million, including $216 million of lease obligations and $70 million of long-term debt and other obligations. During the year, Hillhaven reduced by approximately $420 million its obligations that were guaranteed by the Company. Also included in the $503 million is approximately $208 million in obligations, substantially all of which are lease obligations, relating to rehabilitation hospitals sold to HEALTHSOUTH Rehabilitation Corporation in January 1994.

 B. Interest Rate Swaps

  At May 31, 1993, and 1994, the Company had outstanding interest rate swap agreements, generally with commercial banks, having a total notional principal of $120 million, expiring through 2000. These agreements call for the payment of fixed rate interest by the Company in return for the assumption by other contracting parties of the variable rate cost, which effectively changes the Company's interest rate on a portion of its dollar-denominated floating rate debt to a fixed rate of 8.5%. Additionally, on May 31, 1993, and 1994, the Company had outstanding swap agreements with a notional amount of $29 million expiring through 1997, in which it receives interest from other contracting parties at a weighted average fixed interest rate of 7.0% and pays interest at variable rates to those parties. The Company's exposure to credit loss under these agreements is limited to the interest rate spread in the event of nonperformance by the other parties. Nonperformance is not anticipated due to the credit rating of the other parties. The weighted average interest rates in
Note 5A do not include the effects of these agreements.

 C. Currency Swap and Forward Exchange Contracts

  The Company has entered into currency swap agreements and forward exchange contracts to hedge the foreign currency exposure attributable to its net investment in foreign operations. At May 31, 1994, the Company had outstanding agreements with commercial banks having a total notional principal amount of 75,800,000 Australian dollars, 1,650,000,000 Spanish pesetas and 10,000,000 British pounds at average exchange rates to the U.S. dollar of 1.38, 123.48 and 0.67, expiring through 1999, 1998 and fiscal 1995, respectively.

NOTE 9 PREFERRED STOCK PURCHASE RIGHTS AND PREFERRED STOCK

 A. Preferred Stock Purchase Rights

  In 1988 the Company distributed Preferred Stock Purchase Rights to holders of the Company's common stock and authorized the issuance of additional rights for common stock issued after that date. The Company may redeem the rights at $.025 per right at any time until they become exercisable. The rights become exercisable 10 days after a public announcement that an investor has acquired 20% or more of the Company's common stock or has commenced a tender or exchange offer for 30% or more of the common stock. The rights may be exchanged for one two-thousandth (.0005) of a share of Series A Junior Participating Preferred Stock at an exercise price of $40.61.

  In the event the Company is acquired or merged into another company and the rights have not been redeemed, rights holders will be entitled to purchase, for the then-current exercise price of the rights, common stock of the surviving company having a market value equal to two times the exercise price of the rights. The rights expire in December 1998 unless exercised or redeemed and do not entitle the holders thereof to vote as shareholders or receive dividends.

 B. Preferred Stock

  The Series A Junior Participating Preferred Stock for which the Preferred Stock Purchase Rights may be exchanged is non-redeemable and has a par value of $0.15 per share. None of the 225,000 authorized shares are outstanding.

              NATIONAL MEDICAL ENTERPRISES, INC. AND SUBSIDIARIES

  The Company has also authorized a Series B Convertible Preferred Stock, issuable solely upon conversion of the Company's convertible floating rate debentures. (See Note 5A.) The par value of the stock is $0.15 per share; its liquidation and redemption value is $105,264 per share; 2,087 shares are reserved for future issuance; and no shares are outstanding. Since it is likely that this preferred stock would be converted immediately to common stock, all references in Note 5A are to common stock rather than preferred stock.

NOTE 10 STOCK BENEFIT PLANS

  Under the Company's 1983 and 1991 stock incentive plans, stock options and incentive stock awards (restricted shares and restricted units) have been made to certain officers and other key employees. Stock options generally are granted at an exercise price equal to the fair market value of the shares on the date of grant (except for discounted stock options granted at an exercise price equal to 50% of the fair market value of the shares and options for 600,000 shares granted during fiscal 1993 at an exercise price equal to 110% of the fair market value of the shares) and are exercisable at the rate of one-third per year beginning one year from the date of grant. In addition, during fiscal 1994 526,000 options were granted to certain senior officers that are exercisable on May 31, 1996. Stock options generally expire 10 years from the date of grant. Certain 1991 plan stock options may be canceled in connection with the vesting of restricted units under circumstances described below.

  Restricted shares generally are issued at no cost to the recipient and are held in trust by the Company for release in generally equal amounts over five to seven years from the date of the award (as long as the recipient continues to be employed by the Company).

  Restricted units were granted in fiscal 1992, 1993 and 1994. A restricted unit is a grant that entitles the recipient to a payment of cash at the end of each vesting period equivalent to the fair market value of a share of the Company's common stock on the date of vesting subject to a maximum value per unit, which is equivalent to the fair market value of a share of the Company's common stock on the date of grant. These restricted units were granted along with stock options. Restricted units vest normally one-third each year over three years and also earn dividend equivalents during the vesting period.

  Subject to approval by the shareholders in September 1994, a new Directors Stock Option Plan will replace the 1991 Director Restricted Share Plan and will make available options to purchase 500,000 shares of common stock for issuance to nonemployee directors. Under the plan each nonemployee director will be entitled to receive a stock option for 5,000 common shares upon initially being elected to the Board of Directors and each January, beginning retroactively in January 1994 when the plan was approved by the Board of Directors. Awards will vest one year after the date of grant, will have an exercise price equal to the fair market value of the Company's common stock on the date of grant, and will expire 10 years after the date of grant.

  All awards granted under the 1983 and 1991 plans will vest under circumstances defined in the plans or under certain employment arrangements, including, with the consent of the Compensation and Stock Option Committee of the Board of Directors, a change in control of the Company.

  Charges to continuing operations associated with discounted stock options, restricted shares (including the Director Restricted Share Plan) and restricted units were $12 million in fiscal 1994, $11 million in fiscal 1993 and $11 million in fiscal 1992. The remaining amount to be charged to future operations, principally over the next two years, is approximately $7 million.

  Differences in accrued income tax benefits associated with restricted shares and discounted stock options and the amounts realized in income tax returns are reflected as adjustments to additional paid-in capital. Income tax benefits associated with stock options having exercise prices equal to fair market value at date of grant are credited to additional paid-in capital as realized.

              NATIONAL MEDICAL ENTERPRISES, INC. AND SUBSIDIARIES

  Stock awards may be made only under the 1991 Plan. At May 31, 1994, there were 8,331,456 shares of common stock available under the 1991 Plan for future awards. The table below summarizes the transactions in all stock option plans in which employees participate, including discounted stock options but excluding restricted shares and units:

                                                         1993          1994
                                                     ------------  ------------
                                                     (SHARES OF COMMON STOCK)
   Outstanding at beginning of year (1983 and 1991
    Plans).........................................     9,597,490    11,682,204
   Granted ($4.688 to $13.613 per share in 1993 and
    $9.50 to $17.50 in 1994).......................     2,977,745     5,719,175
   Exercised ($4.60 to $16.813 per share in 1993
    and 1994)......................................       (36,650)     (282,482)
   Canceled and other adjustments..................      (856,381)   (1,692,304)
                                                     ------------  ------------
   Outstanding at end of year ($4.41 to $22.44 per
    share at
    May 31, 1994)..................................    11,682,204    15,426,593
                                                     ============  ============
   Exercisable at end of year......................     4,131,859     6,472,708
                                                     ============  ============

  The Company has received full recourse interest-bearing notes in connection with the exercise of certain stock options. The notes, secured by the common stock purchased, reduce stockholders' equity. See Note 5A for information regarding Performance Investment Options (debenture purchase rights) sold to certain key employees of the Company.

NOTE 11 EARNINGS PER SHARE

  Primary earnings per share of common stock are based on after-tax income applicable to common stock and the weighted average number of shares of common stock and common stock equivalents outstanding during each period as appropriate.

  Fully diluted earnings-per-share calculations are based on the assumption that all dilutive convertible debentures were converted into shares of common stock as of the beginning of the year, or as of the issue date if later, and 1) that those shares are added to the weighted average number of common shares and share equivalents outstanding used in the calculation of primary earnings per share, and 2) that after-tax income is adjusted accordingly.

NOTE 12 EMPLOYEE RETIREMENT PLANS

  Substantially all domestic employees upon qualification are eligible to participate in a defined contribution 401(k) plan, the NME Retirement Savings Plan. Employees who elect to participate make mandatory contributions equal to 3% of their eligible compensation, and such contributions are matched by the Company. Company contributions from continuing operations to all plans for the fiscal years 1992, 1993 and 1994 were approximately $16 million, $18 million and $17 million, respectively. The Company does not have a plan that provides postretirement benefits other than pensions to retired employees.

NOTE 13 DISPOSALS AND ACQUISITION OF FACILITIES

  In January 1994 the Company sold 28 inpatient rehabilitation hospitals and 45 related satellite outpatient clinics for approximately $350 million in cash, including the net book values of certain inventory, receivables and other items of working capital, subject to certain adjustments. The sale resulted in a gain of $66.2 million. The Company retained six rehabilitation hospitals on or near general hospital campuses and in March 1994 sold its other remaining rehabilitation hospital for approximately $14 million. For the fiscal year ended May 31, 1994, net operating revenues of the sold rehabilitation hospitals were $266 million, while pretax income, before general corporate overhead costs, was $22 million.

              NATIONAL MEDICAL ENTERPRISES, INC. AND SUBSIDIARIES

  During fiscal year 1994 The Hillhaven Corporation purchased the remaining 23 nursing centers it previously leased from the Company for $112 million. (See
Note 14.) The sales resulted in a gain of $17 million.

  In March 1994 the Company entered into a long-term operating lease of a 138-bed general hospital in the New Orleans area. In July 1993 the Company sold a 120-bed general hospital in Tennessee. In June 1994 the Company announced the sale of two general hospitals in Southern California. Also in June 1994 the Company acquired, through a wholly owned subsidiary, an additional 50% interest in Centro Medico Teknon, its general hospital project in Barcelona, Spain, to bring the Company's ownership of the hospital to 100%. None of these transactions were significant.

NOTE 14 THE HILLHAVEN CORPORATION

  In September 1993 the Company substantially completed a series of transactions with The Hillhaven Corporation that resulted in: 1) the Company selling to Hillhaven all remaining leased long-term-care nursing facilities, and no longer being a lessor to Hillhaven; 2) all indebtedness owed to the Company from Hillhaven being paid in full; 3) reducing Hillhaven obligations guaranteed by the Company; and 4) the Company purchasing 120,000 shares of Hillhaven nonvoting Series D Preferred Stock for $120 million. In February 1994 the Company exercised its warrants to purchase 6 million shares of Hillhaven common stock at the exercise price of $10.55 per share (after giving effect to Hillhaven's 5-to-1 reverse stock split). The total exercise price of $63.3 million was paid by liquidating 63,300 shares of Hillhaven Series D Preferred Stock acquired in September 1993. The Company, as of May 31, 1994, owned: 1) approximately 33% (8,878,147 shares) of the outstanding common stock of Hillhaven; 2) 35,000 shares of Hillhaven 8 1/4% accumulative nonvoting Series C Preferred Stock; and 3) 60,546 shares of Hillhaven nonvoting 6 1/2% payable in kind Series D Preferred Stock.

NOTE 15 SALES OF SUBSIDIARIES' COMMON STOCK

  In May 1994 the Company entered into an agreement pursuant to which DLJ Merchant Banking Funding, Inc. and certain of its affiliates (DLJMB) will acquire a controlling interest in the Company's wholly owned subsidiary that operates its 37 outpatient renal dialysis facilities. Under the terms of the agreement, and as subsequently agreed among the parties, the subsidiary is expected to consummate a public debt/equity offering in August 1994, the proceeds of which will be used to partially fund the payment of a $75.5 million dividend to the Company. Immediately after payment of the dividend, DLJMB will purchase common stock of the subsidiary for $10.5 million, and certain members of the subsidiary's management are expected to purchase common stock for approximately $1.9 million. After consummation of these transactions, the Company will own approximately 25% of the outstanding common stock of the subsidiary. Net operating revenues of the subsidiary were $80.5 million in the fiscal year ended May 31, 1994, and net income was $5.7 million. This transaction is expected to result in a gain to the Company of approximately $35 million in the first quarter of fiscal 1995.

  In March 1993 the Company's long-term care subsidiary in the United Kingdom, Westminster Health Care Holdings PLC, issued 3,500,000 shares of its common stock to third parties in a private placement and in April 1993 sold 26,001,923 shares in an initial public offering; those transactions resulted in a gain to the Company of $29 million. As a result of the sale and issuance of shares, the Company's percentage ownership of Westminster changed from 90% to approximately 42%.

              NATIONAL MEDICAL ENTERPRISES, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

NOTE 16 RESTRUCTURING CHARGES

  In April 1994 the Company initiated a plan to significantly decrease overhead costs through a reduction in corporate and division staffing levels and to review the resulting office space needs of all corporate operations. Accordingly, in July 1994 the Company announced that approximately 240 positions were being eliminated and other cost-saving efficiencies were implemented. The Company also decided to sell its corporate headquarters building and to lease substantially less office space in that building or at an alternative site. Costs of the write-down of the building, employee severance benefits and other expenses directly related to the overhead reduction plan are estimated to be approximately $77 million and have been expensed in the quarter ended May 31, 1994. In the quarter ended May 31, 1993, the Company recorded a charge of $52 million for restructuring costs related to continuing operations that were associated with the combination of the Rehabilitation Hospital Division into the General Hospital Division, a corporate overhead reduction program that began in April 1993, and severance costs incurred in connection with a change in senior executive management.

  These restructuring charges, as well as $18 million in the year ended May 31, 1992, have been charged to operating and administrative expenses.

NOTE 17 INFORMATION ABOUT LINES OF BUSINESS

  On June 1, 1993, the Company combined its former Rehabilitation Hospital Division and its General Hospital Division into a new division called the Hospital Division. In January 1994 the Company sold substantially all of its rehabilitation hospitals. (See Note 13.) Also during fiscal 1994 the Company announced that it had discontinued its psychiatric hospital business. (See Note 2.) At May 31, 1994, the Company operated 35 general hospitals and six rehabilitation hospitals in the United States and 12 general hospitals overseas, which accounted for approximately 95% of the Company's consolidated net revenues. The net revenues and operating profits of the overseas general hospitals accounted for approximately 5.9% and 7.6% of the Company's consolidated net revenues and operating profits in 1994 and approximately 5.1% and 7.3%, respectively, in 1993.

NOTE 18 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


                           FISCAL 1993 QUARTERS      FISCAL 1994 QUARTERS
                         ------------------------- ----------------------------
                         FIRST SECOND THIRD FOURTH FIRST  SECOND  THIRD  FOURTH
                         ----- ------ ----- ------ -----  ------  -----  ------
                                (IN MILLIONS, EXCEPT PER SHARE DATA)
Net operating revenues.. $ 791 $ 785  $ 795 $ 820  $ 775  $ 770   $ 720  $ 702
                         ----- -----  ----- -----  -----  -----   -----  -----
Income from continuing
 operations............. $  50 $  78  $  65 $  70  $  53  $  61   $  91  $  11
Net income (loss)....... $  51 $  52  $  54 $   3  $ (41) $(226)  $(164) $   6
                         ===== =====  ===== =====  =====  =====   =====  =====
Income per share from
 continuing operations:
    Primary............. $0.30 $0.47  $0.39 $0.42  $0.32  $0.37   $0.55  $0.07
    Fully diluted....... $0.29 $0.44  $0.37 $0.40  $0.30  $0.35   $0.51  $0.07
                         ===== =====  ===== =====  =====  =====   =====  =====

  Quarterly operating results are not necessarily representative of operations for a full year for various reasons, including levels of occupancy, interest rates, acquisitions, disposals, revenue allowance and discount fluctuations, the timing of price changes, unusual litigation costs, restructuring charges and fluctuations in quarterly tax rates.

              NATIONAL MEDICAL ENTERPRISES, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                          NOVEMBER 30, MAY 31,
                                                              1994       1994
                                                          ------------ --------
                                                          (UNAUDITED)
                                                          (DOLLARS IN MILLIONS)
                         ASSETS
Current assets:
 Cash and cash equivalents..............................    $  131.8   $  313.2
 Short-term investments at cost, which approximates
  market................................................        51.4       60.2
 Accounts and notes receivable, less allowance for
  doubtful accounts
  ($67.2 at November 30 and $77.2 at May 31)............       411.4      384.9
 Inventories of supplies, at cost.......................        54.8       55.1
 Deferred income taxes..................................       304.0      371.7
 Assets held for sale...................................        26.5      203.8
 Prepaid expenses and other current assets..............        56.5       54.8
                                                            --------   --------
    Total current assets................................     1,036.4    1,443.7
                                                            --------   --------
Long-term receivables...................................        67.7       73.3
Investments and other assets............................       306.2      308.8
Property, plant and equipment, at cost..................     2,622.5    2,536.1
  Less accumulated depreciation and amortization........       841.6      771.6
                                                            --------   --------
    Net property, plant and equipment...................     1,780.9    1,764.5
                                                            --------   --------
Intangible assets, at cost less accumulated amortization
 ($46.9 at November 30 and $53.6 at May 31).............       112.2      106.7
                                                            --------   --------
                                                            $3,303.4   $3,697.0
                                                            ========   ========
          LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Short-term borrowings and notes........................    $  112.9   $   66.4
 Accounts payable.......................................       139.0      176.0
 Employee compensation and benefits.....................        82.5       93.4
 Reserves related to discontinued operations (Note 3)...        76.5      465.2
 Income taxes payable...................................        22.5       58.1
 Other current liabilities..............................       203.9      236.4
 Current portion of long-term debt......................       495.1      544.5
                                                            --------   --------
    Total current liabilities...........................     1,132.4    1,640.0
                                                            --------   --------
Long-term debt, net of current portion..................       236.3      223.1
Other long-term liabilities and minority interests......       374.1      388.9
Deferred income taxes...................................       126.0      125.1
Shareholders' equity:                                           13.9       13.9
  Common stock, $0.075 par value; authorized 450,000,000
   shares; 185,587,666 shares issued at November 30,
   1994 and at May 31, 1994.............................
  Other shareholders' equity............................     1,698.8    1,588.2
  Less common stock in treasury, at cost, 19,226,212
   shares at November 30, 1994 and 19,507,161 at May 31,
   1994.................................................      (278.1)    (282.2)
                                                            --------   --------
    Total shareholders' equity..........................     1,434.6    1,319.9
                                                            --------   --------
                                                            $3,303.4   $3,697.0
                                                            ========   ========

     See Accompanying Notes to Condensed Consolidated Financial Statements.

              NATIONAL MEDICAL ENTERPRISES, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

          THREE MONTHS AND SIX MONTHS ENDED NOVEMBER 30, 1994 AND 1993
                                  (UNAUDITED)

                                 THREE MONTHS               SIX MONTHS
                            ------------------------  ------------------------
                               1994         1993         1994         1993
                            -----------  -----------  -----------  -----------
                               (IN MILLIONS, EXCEPT PER SHARE AND SHARE
                                               AMOUNTS)
Net operating revenues
 (Notes 1, 2, 4 and 5)....  $     638.8  $     758.7  $   1,301.6  $   1,530.3
                            -----------  -----------  -----------  -----------
Operating expenses:
  Salaries and benefits...        273.0        346.2        556.2        698.1
  Supplies................         78.5         83.4        159.1        167.9
  Provision for doubtful
   accounts...............         20.7         23.5         46.8         58.5
  Other operating ex-
   penses.................        144.6        169.7        294.7        342.5
  Depreciation............         33.1         36.9         67.4         75.0
  Amortization............          4.1          4.8          7.7          9.5
                            -----------  -----------  -----------  -----------
Operating income..........         84.8         94.2        169.7        178.8
                            -----------  -----------  -----------  -----------
Interest expense, net of
 capitalized portion......        (17.3)       (19.3)       (35.0)       (37.7)
Investment earnings.......          4.4          6.3         10.4         14.1
Equity in earnings of un-
 consolidated affiliates..          6.1         11.2         12.4         14.7
Minority interests in
 income of consolidated
 subsidiaries.............         (1.8)        (2.8)        (3.8)        (5.0)
Net gain (loss) on
 disposals of facilities
 and long-term
 investments..............          --          13.6         (2.5)        29.0
Gain on sale of
 subsidiary's common stock
 (Note 5).................          --           --          32.0          --
                            -----------  -----------  -----------  -----------
Income from continuing
 operations before income
 taxes and cumulative
 effect of a change in
 accounting...............         76.2        103.2        183.2        193.9
Taxes on income...........        (30.0)       (42.0)       (73.0)       (80.0)
                            -----------  -----------  -----------  -----------
Income from continuing
 operations before
 cumulative effect of a
 change in accounting.....         46.2         61.2        110.2        113.9
Discontinued operations,
 net of taxes (Note 3)....          --        (287.4)         --        (441.0)
Cumulative effect of a
 change in accounting for
 income taxes (Note 7)....          --           --           --          60.1
                            -----------  -----------  -----------  -----------
Net income (loss).........  $      46.2  $    (226.2) $     110.2  $    (267.0)
                            ===========  ===========  ===========  ===========
Earnings (loss) per share:
  Primary:
    Continuing operations.  $      0.27  $      0.37  $      0.65  $      0.69
    Discontinued opera-
     tions................          --         (1.73)         --         (2.66)
    Change in accounting..          --           --           --          0.36
                            -----------  -----------  -----------  -----------
      Net.................  $      0.27  $     (1.36) $      0.65  $     (1.61)
                            ===========  ===========  ===========  ===========
  Fully diluted:
    Continuing operations.  $      0.27  $      0.35  $      0.63  $      0.65
    Discontinued opera-
     tions................          --         (1.71)         --         (2.59)
    Change in accounting..          --           --           --          0.33
                            -----------  -----------  -----------  -----------
      Net.................  $      0.27  $     (1.36) $      0.63  $     (1.61)
                            ===========  ===========  ===========  ===========
Cash dividends per common
 share....................  $       --   $       --   $       --   $      0.12
Weighted average shares
 and share equivalents
 outstanding--primary.....  168,319,000  166,077,000  168,390,000  166,093,000
Weighted average shares,
 share equivalents and
 other dilutive securities
 outstanding--fully
 diluted..................  182,169,000  180,143,000  181,467,000  180,115,000

     See Accompanying Notes to Condensed Consolidated Financial Statements.

              NATIONAL MEDICAL ENTERPRISES, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                  SIX MONTHS ENDED NOVEMBER 30, 1994 AND 1993
                                  (UNAUDITED)

                                                               1994     1993
                                                             --------  -------
                                                              (IN MILLIONS)
Net cash provided by (used in) operating activities,
 including net expenditures for discontinued operations and
 restructuring charges.....................................  $ (320.5) $ 109.6
                                                             --------  -------
Cash flows from investing activities:
  Purchases of property, plant and equipment...............     (59.6)   (58.9)
  Purchases of new businesses, net of cash acquired........      (9.0)     --
  Proceeds from sales of facilities and other assets.......     154.4    127.6
  Proceeds from sales of investments.......................       8.8     46.2
  Collections on notes.....................................       1.9     96.2
  Purchase of Hillhaven preferred stock....................       --     (63.4)
  Increase in intangible and other assets..................     (16.0)   (15.6)
  Equity investments in partnerships.......................      (2.0)    (3.0)
  Other items..............................................      (0.8)     2.8
                                                             --------  -------
    Net cash provided by investing activities..............      77.7    131.9
                                                             --------  -------
Cash flows from financing activities:
  Net proceeds from (payments of) unsecured lines of
   credit..................................................      43.3   (149.2)
  Proceeds from other borrowings...........................      86.0     14.4
  Payments of other borrowings.............................     (72.4)   (43.0)
  Cash dividends paid to shareholders......................       --     (39.6)
  Proceeds from stock options exercised....................       3.9      --
  Other items..............................................       0.6      0.2
                                                             --------  -------
    Net cash provided by (used in) financing activities....      61.4   (217.2)
                                                             --------  -------
    Net increase (decrease) in cash and cash equivalents...    (181.4)    24.3
    Cash and cash equivalents at beginning of year.........     313.2    140.9
                                                             --------  -------
    Cash and cash equivalents at end of period.............  $  131.8  $ 165.2
                                                             ========  =======
Supplemental disclosures:
  Interest paid, net of amounts capitalized................  $   45.9  $  39.4
  Income taxes paid, net of refunds received...............      38.9     18.4
Major effects of consolidating new businesses:
  Assets acquired, primarily accounts receivable and
   property, plant and equipment...........................  $   59.1      --
  Liabilities assumed, primarily long-term debt............      34.9      --
Major effects of excluding an unconsolidated affiliate from
 the
 consolidated financial statements:
  Decrease in assets, primarily accounts receivable and
   property, plant and equipment...........................  $  (31.9)     --
  Decrease in liabilities, primarily long-term debt........     (83.2)     --

     See Accompanying Notes to Condensed Consolidated Financial Statements.

              NATIONAL MEDICAL ENTERPRISES, INC. AND SUBSIDIARIES

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) The unaudited financial information furnished herein, in the opinion of management, reflects all adjustments which are necessary to fairly state the Company's financial position, its cash flows and the results of its operations for the periods indicated. All the adjustments affecting income from continuing operations are of a normal recurring nature.

  The Company presumes that users of this interim financial information have read or have access to the Company's audited financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for the preceding fiscal year and that the adequacy of additional disclosure needed for a fair presentation may be determined in that context. Accordingly, footnotes and other disclosure which would substantially duplicate the disclosure contained in the Company's most recent annual report to security holders have been omitted. Income from continuing operations is not necessarily representative of continuing operations for a full year for various reasons, including levels of occupancy, interest rates, acquisitions and disposals of facilities and long-term assets, revenue allowance and discount fluctuations, the timing of price changes and fluctuations in quarterly tax rates. These same considerations apply to all year-to-year comparisons.

  The Condensed Consolidated Statements of Operations for the three months and six months ended November 30, 1993 have been reclassified to show equity in earnings of unconsolidated affiliates and minority interests in income of consolidated subsidiaries as separate line items, to be comparable with the presentation for the current period. Previously, these items were included in net operating revenues and in operating and administrative expenses, respectively.

(2) The Company's net operating revenues from continuing operations consist primarily of net patient service revenues, which are based on established billing rates less applicable allowances and discounts. These allowances and discounts, primarily for patients covered by Medicare, Medicaid and other contractual programs, amounted to $661.5 million and $661.6 million for the three-month periods ended November 30, 1994 and 1993, and $1,327.9 million and $1,345.6 million for the six-month periods, respectively.

(3) At November 30, 1993, the Company decided to discontinue its psychiatric hospital business and adopted a plan to dispose of its psychiatric hospitals and substance abuse recovery facilities. The Condensed Consolidated Statements of Operations reflect the operating results of the discontinued business separately from continuing operations. Operating results and gains or losses on disposals of facilities for the discontinued business for periods subsequent to November 30, 1993 have been charged to a provision for estimated losses during the phase-out period.

  Assets and liabilities of the discontinued business at November 30, 1994 and at May 31, 1994 consisted of the following (in millions):

                                                            NOVEMBER 30, MAY 31,
                                                                1994      1994
                                                            ------------ -------
     Accounts and notes receivable.........................    $10.7     $ 90.9
     Inventories of supplies...............................      0.4        2.8
     Property, plant and equipment.........................     23.5      104.9
     Prepaid expenses and other current assets.............      0.5        3.7
     Investments and other non-current assets..............      --        20.1
                                                               -----     ------
       Total assets........................................     35.1      222.4
     Accounts payable......................................      0.6       10.6
     Other accrued liabilities.............................      2.6       10.7
     Capital lease obligation..............................      5.4        6.3
                                                               -----     ------
       Net assets to be disposed of........................    $26.5     $194.8
                                                               =====     ======

              NATIONAL MEDICAL ENTERPRISES, INC. AND SUBSIDIARIES

  Assets are shown at their expected net realizable values and the liabilities are shown at their face amounts.

  As previously reported, the Company has been involved in significant legal proceedings and investigations of an unusual nature related principally to its psychiatric business and has settled the most significant of these matters. The reserves related to discontinued operations in the accompanying balance sheet include $70.8 million for unusual litigation costs and legal fees relating to matters that have not been resolved as of November 30, 1994 and represent management's estimate of the net costs of the ultimate disposition of these matters. However, there can be no assurance that the ultimate liability will not exceed such estimates.

  During the six months ended November 30, 1994, the Company sold 49 psychiatric facilities and five outpatient centers for an aggregate sales price, excluding working capital, of approximately $145.6 million. The Company continues to operate the 14 remaining psychiatric facilities as a discontinued operation pending their planned closure, sale or conversion to another use.

(4) In January 1994, the Company sold 28 inpatient rehabilitation hospitals and 45 related satellite outpatient clinics. The Company retained six rehabilitation hospitals on or near acute hospital campuses and in March 1994 sold its other remaining rehabilitation hospital. For the quarter and six-month period ended November 30, 1993, net operating revenues of the sold facilities were approximately $110.3 million and $221.8 million, respectively, and pre-tax income, before general corporate overhead was approximately $10.7 million and $21.2 million, respectively.

(5) In August 1994, the Company completed the sale of a controlling interest in Total Renal Care, Inc. (formerly Medical Ambulatory Care, Inc., the operator of the Company's outpatient renal dialysis centers), to DLJ Merchant Banking Partners, L.P. and affiliated investment partnerships. As part of the transaction, the Company received a $75.5 million cash distribution from Total Renal Care prior to the sale and retained an approximate 25% minority interest, which since has been reduced to approximately 23% due to the issuance of additional shares by Total Renal Care in connection with acquisitions. The transaction resulted in a $32.0 million gain. For the quarter and six-month period ended November 30, 1993, net operating revenues of the predecessor of Total Renal Care were $19.7 million and $39.3 million, respectively, and operating profits, before interest and taxes on income were approximately $2.9 million and $5.2 million, respectively. Revenues and operating profits before interest and taxes on income included in the current year's statement of operations, for the period from June 1, 1994 through August 11, 1994 were $16.6 million and $2.7 million, respectively.

(6) During the fourth quarter of fiscal 1994, the Company initiated a plan to significantly decrease overhead costs through a reduction in corporate and division staffing levels and to review the resulting office space needs of all corporate operations. In July 1994, the Company announced that approximately 240 positions were being eliminated and other cost-saving efficiencies were implemented. The Company also decided to sell its corporate headquarters building and to lease substantially less office space in that building or at an alternative site. Costs associated with this plan were estimated to be approximately $77.0 million and were expensed in the quarter ended May 31, 1994. Of the $77.0 million reserve, $61.1 million represented the write-down of the corporate headquarters building to net realizable value, based on independent appraisals; the estimated costs of employee severance packages was $10.0 million, based on actual agreements communicated to the employees involved; and $5.9 million was for other expenses related to the overhead reduction plan, including consulting fees and employee outplacement costs. During the six-month period ended November 30, 1994, actual costs incurred and charged against the reserve were approximately $6.9 million. The write-down of the corporate headquarters building has been recorded as a reduction in the carrying value of property, plant and equipment in the accompanying condensed consolidated balance sheet. The rest of the reserve is included in other current liabilities or other long-term liabilities.

              NATIONAL MEDICAL ENTERPRISES, INC. AND SUBSIDIARIES

(7) Effective June 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The Company recognized $60.1 million as income in fiscal 1994, for the cumulative effect on prior years of adopting this standard based on tax rates in effect at June 1, 1993.

  Management believes that the net deferred tax asset at November 30, 1994 will be realized from offsetting tax provisions against future income or through tax loss carrybacks.

(8) On October 11, 1994, the Company announced the signing of a definitive merger agreement with American Medical Holdings, Inc. ("AMH"). Under the terms of the agreement, AMH shareholders will receive $19 in cash and 42/100 of a share of NME common stock for each share of AMH stock they own. The transaction has been valued at approximately $3.3 billion, including the assumption of approximately $1.3 billion of AMH debt, and is expected to close in March 1995. NME plans to finance the transaction through a new credit facility and public issuance of debt securities. Upon completion of the acquisition, which will be accounted for as a purchase, the new company will have 83 general hospitals in 13 states and four foreign countries.

(9) The Company has entered into currency swap agreements and forward exchange contracts to hedge its net investments in foreign subsidiaries or unconsolidated foreign affiliates. The Company's exposures primarily relate to assets and liabilities denominated in foreign currency in Australia, Great Britain, Malaysia, Singapore, Spain and Thailand. To the extent that a foreign currency appreciates or depreciates against the U.S. dollar, and the Company's investment denominated in that foreign currency is not hedged by a currency swap agreement, forward exchange or other contract, the value of the Company's investment in that country would increase or decline by the amount of the appreciation or depreciation times the Company's net assets denominated in that currency (the translation gain or loss). The translation gains or losses are recorded as part of the cumulative translation adjustment until such time as the Company disposes of some or all of the foreign currency denominated net assets, when any translation gain or loss would be realized and credited or charged to earnings.

  Gains and losses on swap agreements and forward exchange contracts are included as part of the Company's cumulative translation adjustment. The Company's foreign currency positions, by currency, as of May 31, 1994 and November 30, 1994 are presented in the following table, expressed in millions of U.S. dollars:

                              NOVEMBER 30, 1994             MAY 31, 1994
                         --------------------------- ---------------------------
                         CARRYING EXTENT OF UNHEDGED CARRYING EXTENT OF UNHEDGED
        CURRENCY          VALUE     HEDGE   EXPOSURE  VALUE     HEDGE   EXPOSURE
        --------         -------- --------- -------- -------- --------- --------
  Singapore dollars.....  $123.8     --      $123.8   $108.7     --      $108.7
  Australian dollars....    70.5    55.9       14.6     64.0    54.8        9.2
  Thai baht.............     7.0     --         7.0      5.0     --         5.0
  Malaysian ringgitt....     3.6     --         3.6      3.0     --         3.0
  Spanish pesetas.......    21.6    30.2       (8.6)     9.2    13.7       (4.5)
  UK pounds.............    69.3    15.6       53.7     62.4    15.0       47.4

              NATIONAL MEDICAL ENTERPRISES, INC. AND SUBSIDIARIES

  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)


  The Company's foreign currency swap agreements and forward exchange contracts, as of May 31, 1994 and November 30, 1994 are shown in the tables below, expressed in millions:

                               NOVEMBER 30, 1994             MAY 31, 1994
                           -------------------------- --------------------------
                           NOTIONAL INTEREST MATURITY NOTIONAL INTEREST MATURITY
CURRENCY SWAPS              AMOUNT    RATE     DATE    AMOUNT    RATE     DATE
- --------------             -------- -------- -------- -------- -------- --------
  Australian dollars......   20.5    10.54%  02/24/99   20.5    10.54%  02/24/99
  Australian dollars......   14.3     4.86%  03/04/98   14.3     5.78%  03/04/98
  Spanish pesetas.........  300.0    12.00%  10/09/98  300.0    12.00%  10/09/98
  Spanish pesetas.........  300.0    11.33%  10/09/98  300.0    11.33%  10/09/98

                                             NOVEMBER 30, 1994   MAY 31, 1994
                                             ----------------- -----------------
                                             FOREIGN           FOREIGN
                                             CURRENCY MATURITY CURRENCY MATURITY
FORWARD EXCHANGE CONTRACTS                    AMOUNT    DATE    AMOUNT    DATE
- --------------------------                   -------- -------- -------- --------
  Australian dollars........................    18.0  12/30/94   18.0   08/31/94
  Australian dollars........................    23.0  03/20/95   20.0   07/18/94
  Australian dollars........................     --        --     3.0   07/18/94
  Spanish pesetas...........................   450.0  12/09/94  150.0   10/05/94
  Spanish pesetas........................... 1,700.0  12/22/94    --         --
  Spanish pesetas...........................   625.0  12/30/94  450.0   06/24/94
  Spanish pesetas...........................   150.0  01/05/95  100.0   06/30/94
  Spanish pesetas...........................   200.0  02/28/95  350.0   06/30/94
  U.K. pounds...............................    10.0  12/30/94   10.0   06/27/94

                       REPORT OF INDEPENDENT ACCOUNTANTS

To The Boards of Directors and
 Shareholders of American Medical Holdings, Inc.
 and American Medical International, Inc.

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of American Medical Holdings, Inc. and subsidiaries and American Medical International, Inc. and subsidiaries at August 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Companies' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse llp

Dallas, Texas
October 20, 1994

                AMERICAN MEDICAL HOLDINGS, INC. AND SUBSIDIARIES
             AMERICAN MEDICAL INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                     ASSETS

                                                 AS OF AUGUST 31,
                                    -------------------------------------------
                                            1994                  1993
                                    --------------------- ---------------------
                                     HOLDINGS     AMI      HOLDINGS     AMI
                                    ---------- ---------- ---------- ----------
CURRENT ASSETS:
Cash and cash equivalents.........  $   31,941 $   31,941 $   44,335 $   44,335
Accounts receivable, less reserves
 for uncollectible accounts of
 $98,622 in 1994 and $98,143 in
 1993.............................     147,415    147,415     90,596     90,596
Inventory of supplies.............      63,444     63,444     59,516     59,516
Income taxes, net (including
 current portion of deferred
 income taxes)....................      30,876     30,876     24,641     24,641
Prepaid expenses..................      15,133     15,133     11,617     11,617
                                    ---------- ---------- ---------- ----------
                                       288,809    288,809    230,705    230,705
                                    ---------- ---------- ---------- ----------
PROPERTY AND EQUIPMENT:
Land..............................     117,841    117,841    104,723    104,723
Buildings and improvements........   1,253,411  1,253,411  1,151,890  1,151,890
Equipment.........................     577,687    577,687    507,505    507,505
Construction in progress..........      22,457     22,457     35,827     35,827
                                    ---------- ---------- ---------- ----------
                                     1,971,396  1,971,396  1,799,945  1,799,945
Less--Accumulated depreciation....     507,653    507,653    395,736    395,736
                                    ---------- ---------- ---------- ----------
                                     1,463,743  1,463,743  1,404,209  1,404,209
                                    ---------- ---------- ---------- ----------
OTHER ASSETS:
Notes receivable..................      15,559     15,559     10,791     10,791
Investments.......................      24,523     24,523     27,982     27,982
Cost in excess of net assets
 acquired, net....................   1,153,887  1,153,887  1,165,435  1,165,435
Deferred costs....................      30,026     30,026     29,248     29,248
                                    ---------- ---------- ---------- ----------
                                     1,223,995  1,223,995  1,233,456  1,233,456
                                    ---------- ---------- ---------- ----------
                                    $2,976,547 $2,976,547 $2,868,370 $2,868,370
                                    ========== ========== ========== ==========

                See Notes to Consolidated Financial Statements.

                AMERICAN MEDICAL HOLDINGS, INC. AND SUBSIDIARIES
             AMERICAN MEDICAL INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                             AS OF AUGUST 31,
                                ----------------------------------------------
                                        1994                    1993
                                ----------------------  ----------------------
                                 HOLDINGS      AMI       HOLDINGS      AMI
                                ----------  ----------  ----------  ----------
CURRENT LIABILITIES:
Current maturities of long-
 term debt....................  $  156,028  $  156,028  $   40,831  $   40,831
Accounts payable..............      86,898      86,898      84,513      84,513
Accrued liabilities:
  Payroll and benefits........     116,961     116,961     131,170     131,170
  Interest....................      20,563      20,563      20,641      20,641
  Taxes, other than income....      26,322      26,322      26,353      26,353
  Other.......................      69,692      69,692      67,147      67,147
                                ----------  ----------  ----------  ----------
                                   476,464     476,464     370,655     370,655
                                ----------  ----------  ----------  ----------
LONG-TERM DEBT................   1,130,967   1,130,967   1,283,665   1,283,665
                                ----------  ----------  ----------  ----------
CONVERTIBLE SUBORDINATED DEBT.      10,707      10,707      10,487      10,487
                                ----------  ----------  ----------  ----------
DEFERRED CREDITS AND OTHER
 LIABILITIES:
Deferred income taxes.........     218,651     218,651     211,451     211,451
Reserve for professional
 liability risks..............     103,099     103,099     100,496     100,496
Other deferred credits and
 liabilities..................     187,941     187,941     187,743     187,743
                                ----------  ----------  ----------  ----------
                                   509,691     509,691     499,690     499,690
                                ----------  ----------  ----------  ----------
COMMITMENTS AND CONTINGENCIES
Common Stock Subject to
 Repurchase Obligations.......         --          --        6,046         --
                                ----------  ----------  ----------  ----------
SHAREHOLDERS' EQUITY:
AMI common stock, $0.01 par
 value--200,000 shares
 authorized 72,481 shares
 issued and outstanding in
 1994 and 1993................         --          725         --          725
Holdings preferred stock,
 $0.01 par value--5,000 shares
 authorized No shares
 outstanding..................         --          --          --          --
Holdings common stock, $0.01
 par value--200,000 shares
 authorized 77,491 shares
 issued and outstanding in
 1994 and 76,873 in 1993......         775         --          768         --
Additional paid-in capital....     608,096     592,494     596,623     587,060
Retained earnings.............     245,547     261,199     108,436     124,088
Adjustment for minimum pension
 liability....................      (5,700)     (5,700)     (8,000)     (8,000)
                                ----------  ----------  ----------  ----------
                                   848,718     848,718     697,827     703,873
                                ----------  ----------  ----------  ----------
                                $2,976,547  $2,976,547  $2,868,370  $2,868,370
                                ==========  ==========  ==========  ==========

                See Notes to Consolidated Financial Statements.

                AMERICAN MEDICAL HOLDINGS, INC. AND SUBSIDIARIES
             AMERICAN MEDICAL INTERNATIONAL, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                           FOR THE YEAR ENDED AUGUST 31,
                         ----------------------------------------------------------------------
                                 1994                    1993                    1992
                         ----------------------  ----------------------  ----------------------
                          HOLDINGS      AMI       HOLDINGS      AMI       HOLDINGS      AMI
                         ----------  ----------  ----------  ----------  ----------  ----------
NET REVENUES............ $2,381,689  $2,381,689  $2,238,525  $2,238,525  $2,237,912  $2,237,912
OPERATING COSTS AND
 EXPENSES:
  Salaries and benefits.    869,020     869,020     815,323     815,323     838,727     838,727
  Supplies..............    339,985     339,985     315,935     315,935     316,541     316,541
  Provision for
   uncollectible
   accounts.............    165,539     165,539     148,135     148,135     163,824     163,824
  Depreciation and
   amortization.........    156,718     156,718     147,397     147,397     149,051     149,051
  Other operating costs.    524,221     524,221     505,614     505,614     496,180     496,180
                         ----------  ----------  ----------  ----------  ----------  ----------
    Total operating
     costs and expenses.  2,055,483   2,055,483   1,932,404   1,932,404   1,964,323   1,964,323
                         ----------  ----------  ----------  ----------  ----------  ----------
OPERATING INCOME........    326,206     326,206     306,121     306,121     273,589     273,589
  Gains on sales of
   securities...........     69,328      69,328         --          --      119,803     119,803
  Interest expense, net.   (154,507)   (154,507)   (166,582)   (166,582)   (204,556)   (204,556)
                         ----------  ----------  ----------  ----------  ----------  ----------
INCOME BEFORE TAXES,
 MINORITY EQUITY
 INTEREST AND
 EXTRAORDINARY LOSS.....    241,027     241,027     139,539     139,539     188,836     188,836
  Provision for income
   taxes................    (98,300)    (98,300)    (68,800)    (68,800)    (77,900)    (77,900)
                         ----------  ----------  ----------  ----------  ----------  ----------
NET INCOME BEFORE
 MINORITY EQUITY
 INTEREST AND
 EXTRAORDINARY LOSS.....    142,727     142,727      70,739      70,739     110,936     110,936
  Minority equity
   interest.............     (3,707)     (3,707)     (3,770)     (3,770)     (1,318)     (1,318)
                         ----------  ----------  ----------  ----------  ----------  ----------
NET INCOME BEFORE
 EXTRAORDINARY LOSS.....    139,020     139,020      66,969      66,969     109,618     109,618
  Extraordinary loss on
   early extinguishment
   of debt..............     (1,909)     (1,909)    (25,431)    (25,431)     (9,997)     (9,997)
                         ----------  ----------  ----------  ----------  ----------  ----------
NET INCOME.............. $  137,111  $  137,111  $   41,538  $   41,538  $   99,621  $   99,621
                         ==========  ==========  ==========  ==========  ==========  ==========

PER SHARE DATA:
Net income before extraordinary loss........ $1.80   N/A $0.87   N/A $1.43   N/A
  Extraordinary loss on early extinguishment
   of debt..................................  (0.02) N/A  (0.33) N/A  (0.13) N/A
                                             ------      ------      ------
NET INCOME PER COMMON AND COMMON EQUIVALENT
 SHARE...................................... $1.78   N/A $0.54   N/A $1.30   N/A
                                             ======      ======      ======
SHARES USED FOR COMPUTATION OF NET INCOME
 PER SHARE.................................. 77,143  N/A 76,760  N/A 76,645  N/A



                See Notes to Consolidated Financial Statements.

                AMERICAN MEDICAL HOLDINGS, INC. AND SUBSIDIARIES
             AMERICAN MEDICAL INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                 (IN THOUSANDS)

                                        FOR THE YEAR ENDED AUGUST 31,
                          --------------------------------------------------------------
                                 1994                 1993                 1992
                          --------------------  ------------------  --------------------
                          HOLDINGS      AMI     HOLDINGS    AMI     HOLDINGS      AMI
                          ---------  ---------  --------  --------  ---------  ---------
CASH FLOWS FROM OPERAT-
 ING ACTIVITIES:
 Income before
  extraordinary loss....  $ 139,020  $ 139,020  $ 66,969  $ 66,969  $ 109,618  $ 109,618
 Adjustments to
 reconcile to net cash
 provided
 by operating
 activities:
 Depreciation and
  amortization..........    156,718    156,718   147,397   147,397    149,051    149,051
 Deferred income taxes..     (8,100)    (8,100)      300       300     19,600     19,600
 Amortization of debt
  discount, deferred
  financing
  costs and non-cash
  interest..............     49,021     49,021    60,617    60,617     62,396     62,396
 Gains on sales of
  securities............    (69,328)   (69,328)       --        --   (119,803)  (119,803)
 Financing fees paid....     (1,630)    (1,630)   (5,515)   (5,515)    (3,297)    (3,297)
 Foreign exchange
  translation (income)
  loss..................        215        215      (613)     (613)     7,761      7,761
 Decrease (increase) in
  accounts receivable,
  net...................    (18,745)   (18,745)   25,512    25,512     36,859     36,859
 Increase in inventory
  of supplies and
  prepaid expenses......     (1,206)    (1,206)     (515)     (515)    (4,980)    (4,980)
 Decrease in accounts
  payable and accrued
  liabilities...........    (10,086)   (10,086)   (9,671)   (9,671)   (54,064)   (54,064)
 Decrease in accrued
  interest..............       (664)      (664)   (1,409)   (1,409)    (1,553)    (1,553)
 Income taxes, net......     18,283     18,283   (17,983)  (17,983)    81,687     81,687
 Decrease in other
  liabilities...........    (14,273)   (14,273)   (6,751)   (6,751)   (27,527)   (27,527)
 Other non-cash items,
  net...................      4,506      4,506    (1,058)   (1,058)      (301)      (301)
                          ---------  ---------  --------  --------  ---------  ---------
NET CASH PROVIDED BY
 OPERATING ACTIVITIES...    243,731    243,731   257,280   257,280    255,447    255,447
                          ---------  ---------  --------  --------  ---------  ---------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
 Payments on debt.......    (62,169)   (62,169) (653,884) (653,884)  (506,406)  (506,406)
 Reducing Revolving
  Credit Facility.......    (21,000)   (21,000)  287,000   287,000         --         --
 Borrowing Base
  Facility..............         --         --        --        --    (39,495)   (39,495)
 Borrowings.............        890        890   152,047   152,047    185,794    185,794
 Contribution to AMI by
  Holdings..............         --      5,434        --     2,381         --      9,988
 Stock repurchases......        (20)        --      (118)       --     (3,170)        --
 Issuance of Holdings
  common stock..........      5,454         --     2,499        --     11,927         --
                          ---------  ---------  --------  --------  ---------  ---------
NET CASH USED IN
 FINANCING ACTIVITIES...    (76,845)   (76,845) (212,456) (212,456)  (351,350)  (350,119)
                          ---------  ---------  --------  --------  ---------  ---------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
 Property and equipment
  additions.............   (112,214)  (112,214) (116,322) (116,322)   (96,816)   (96,816)
 Acquisitions...........   (111,606)  (111,606)       --        --         --         --
 Disposition of assets..         --         --        --        --    100,089    100,089
 Sales of securities....     72,437     72,437        --        --    153,371    153,371
 Decrease (increase) in
  deferred costs........     (7,279)    (7,279)   (3,956)   (3,956)     4,107      4,107
 Additions to notes
  receivable and
  investments...........    (15,536)   (15,536)   (4,969)   (4,969)   (43,531)   (43,531)
 Decrease in notes
  receivable and
  investments...........      7,270      7,270    63,758    63,758     33,204     33,204
 Other, net.............    (12,352)   (12,352)   (9,536)   (9,536)   (14,848)   (14,848)
                          ---------  ---------  --------  --------  ---------  ---------
NET CASH PROVIDED BY
 (USED IN) INVESTING
 ACTIVITIES.............   (179,280)  (179,280)  (71,025)  (71,025)   135,576    135,576
                          ---------  ---------  --------  --------  ---------  ---------
INCREASE (DECREASE) IN
 CASH AND CASH
 EQUIVALENTS............    (12,394)   (12,394)  (26,201)  (26,201)    39,673     40,904
Cash and cash
 equivalents, beginning
 of period..............     44,335     44,335    70,536    70,536     30,863     29,632
                          ---------  ---------  --------  --------  ---------  ---------
CASH AND CASH
 EQUIVALENTS, END OF
 PERIOD.................  $  31,941  $  31,941  $ 44,335  $ 44,335  $  70,536  $  70,536
                          =========  =========  ========  ========  =========  =========


                See Notes to Consolidated Financial Statements.

                AMERICAN MEDICAL HOLDINGS, INC. AND SUBSIDIARIES
             AMERICAN MEDICAL INTERNATIONAL, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                 (IN THOUSANDS)

                   FOR THE THREE YEARS ENDED AUGUST 31, 1994

                                                                     ADJUSTMENT
                                                                        FOR
                                                ADDITIONAL RETAINED   MINIMUM
                                                 PAID-IN   EARNINGS   PENSION
                                 SHARES  AMOUNT  CAPITAL   (DEFICIT) LIABILITY
                                 ------  ------ ---------- --------  ----------
HOLDINGS
Balance, August 31, 1991........ 75,615   $756   $584,145  $(32,723)  $   --
                                 ------   ----   --------  --------   -------
  Issuance of stock.............  1,315     13     11,914       --        --
  Stock repurchases.............   (290)    (3)    (3,167)      --        --
  Common Stock Subject to
   Repurchase Obligations.......    --     --       3,105       --        --
  Net income....................    --     --         --     99,621       --
                                 ------   ----   --------  --------   -------
Balance, August 31, 1992........ 76,640    766    595,997    66,898       --
                                 ------   ----   --------  --------   -------
  Issuance of stock.............    247      2      2,497       --        --
  Stock repurchases.............    (14)   --        (118)      --        --
  Common Stock Subject to
   Repurchase Obligations.......    --     --      (1,753)      --        --
  Net income....................    --     --         --     41,538       --
  Adjustment for minimum pension
   liability....................    --     --         --        --     (8,000)
                                 ------   ----   --------  --------   -------
Balance, August 31, 1993........ 76,873    768    596,623   108,436    (8,000)
                                 ------   ----   --------  --------   -------
  Issuance of stock.............    621      7      5,447       --        --
  Stock repurchases.............     (3)   --         (20)      --        --
  Common Stock Subject to
   Repurchase Obligations.......    --     --       6,046       --        --
  Net income....................    --     --         --    137,111       --
  Adjustment for minimum pension
   liability....................    --     --         --        --      2,300
                                 ------   ----   --------  --------   -------
Balance, August 31, 1994........ 77,491   $775   $608,096  $245,547   $(5,700)
                                 ======   ====   ========  ========   =======
AMI
Balance, August 31, 1991........ 72,481   $725   $567,444  $(17,071)  $   --
                                 ------   ----   --------  --------   -------
  Contributions from Holdings...    --     --      17,235       --        --
  Net income....................    --     --         --     99,621       --
                                 ------   ----   --------  --------   -------
Balance, August 31, 1992........ 72,481    725    584,679    82,550       --
                                 ------   ----   --------  --------   -------
  Contributions from Holdings...    --     --       2,381       --        --
  Net income....................    --     --         --     41,538       --
  Adjustment for minimum pension
   liability....................    --     --         --        --     (8,000)
                                 ------   ----   --------  --------   -------
Balance, August 31, 1993........ 72,481    725    587,060   124,088    (8,000)
                                 ------   ----   --------  --------   -------
  Contributions from Holdings...    --     --       5,434       --        --
  Net income....................    --     --         --    137,111       --
  Adjustment for minimum pension
   liability....................    --     --         --        --      2,300
                                 ------   ----   --------  --------   -------
Balance, August 31, 1994........ 72,481   $725   $592,494  $261,199   $(5,700)
                                 ======   ====   ========  ========   =======

                 See Notes to Consolidated Financial Statements

                AMERICAN MEDICAL HOLDINGS, INC. AND SUBSIDIARIES
             AMERICAN MEDICAL INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  American Medical Holdings, Inc. ("Holdings") was organized in July 1989 to acquire American Medical International, Inc. ("AMI" and, together with Holdings, the "Company"). As a result of this transaction, Holdings is the owner of all of the outstanding shares of common stock of AMI.

  The accompanying consolidated financial statements include the accounts of Holdings, AMI and all majority owned subsidiary companies and have been prepared in accordance with generally accepted accounting principles. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to prior years' financial statements to be consistent with the fiscal 1994 presentation.

  AMI's financial statements are the same as Holdings' financial statements, except for the components of shareholders' equity, and for the years ended August 31, 1993 and 1992 the impact of Holdings' common stock subject to repurchase obligations (See Note 9 Capital Stock).

 Cash and Cash Equivalents

  All highly liquid debt instruments purchased with an original maturity of three months or less are considered to be cash equivalents.

 Accounts Receivable

  The Company receives payment for services rendered to patients from (i) the federal and state governments under the Medicare, Medicaid and CHAMPUS programs, (ii) privately sponsored managed care programs for which payment is made based on terms defined under contracts and (iii) other payers. As of August 31, 1994 and 1993, government patient receivables represented approximately 37% and 30%, respectively, contracted patient receivables represented approximately 32% and 35%, respectively, and other third party payer receivables represented approximately 31% and 35%, respectively of net patient receivables.

  Receivables from government agencies represent a concentrated group of credit for the Company; however, management does not believe that there are any credit risks associated with these governmental agencies. The only other significant credit concentration is with various Blue Cross affiliates. The remaining balance of payers including entities and individuals involved in diverse activities, and subject to differing economic conditions, do not represent any known concentrated credit risks to the Company. Furthermore, management continually monitors and adjusts its reserves and allowances associated with these receivables.

 Inventory of Supplies

  Inventories are stated at the lower of cost (first-in, first-out) or market.

 Property and Equipment

  Amounts capitalized as part of property and equipment, including additions and improvements to existing facilities, are recorded at cost, including interest capitalized during construction which is computed at the cost of funds borrowed. Maintenance costs and repairs are expensed as incurred. Buildings and improvements and equipment are depreciated using the straight-line method of depreciation over their estimated useful lives. The estimated lives of buildings and improvements are generally 20 to 25 years and equipment is 3 to 15 years.

                AMERICAN MEDICAL HOLDINGS, INC. AND SUBSIDIARIES
             AMERICAN MEDICAL INTERNATIONAL, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 Investments

  Investments are accounted for under either the equity method or the cost method. Investments accounted for under the cost method are stated at the lower of cost or market in the accompanying financial statements.

 Cost in Excess of Net Assets Acquired

  Cost in excess of net assets acquired is being amortized over 40 years from the original acquisition date of AMI resulting in an annual amortization of approximately $32.0 million. The cumulative amortization of cost in excess of net assets acquired as of August 31, 1994 and 1993 is $157.2 million and $125.2 million, respectively. The carrying value of the cost in excess of net assets acquired will be reviewed by the Company if the facts and circumstances suggest that it may be impaired. If the review indicates that the cost in excess of net assets acquired will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the cost in excess of net assets acquired will be reduced by the estimated shortfall of cash flows.

 Deferred Costs

  Deferred financing costs are amortized under the interest method over the term of the expected life of the debt. Costs incurred prior to the opening of new facilities and costs incurred in the development of data processing systems are deferred and amortized on a straight-line basis over a two to five-year period.

 Income Taxes

  Income taxes are computed in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires deferred tax liabilities or assets be recognized for the anticipated tax effects of temporary differences that arise as a result of differences in the book basis and tax basis of assets and liabilities.

 Net Revenues

  The Company's sources of revenues are primarily provided from patient services and are presented net of reserves to recognize the difference between the hospitals' established billing rates for covered services and the amounts paid by third party or private payers. Patient revenues received under government and privately sponsored insurance programs are based on cost as defined under the programs or at predetermined rates based upon the diagnosis, plus capital costs, return on equity and other adjustments rather than customary charges. Adjustments are recorded in the period the services are rendered based on estimated amounts to be reimbursed and contract interpretations, however, such adjustments are generally subject to final audit and settlement. Net revenues include adjustments for the years ended August 31, 1994, 1993 and 1992 of $2.1 billion, $1.9 billion and $1.8 billion, respectively. In management's opinion, the reserves established are adequate to cover the ultimate liabilities that may result from final settlements.

  The Company provides healthcare services free of charge to individuals who meet certain financial or economic criteria (i.e. charity care). The billings for such services have not been recognized as receivables or revenues in the financial statements since they are not expected to result in cash flows.

                AMERICAN MEDICAL HOLDINGS, INC. AND SUBSIDIARIES
             AMERICAN MEDICAL INTERNATIONAL, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 Translation of Foreign Currencies

  Revaluation gains or losses on assets and liabilities denominated in currencies other than the functional currency are included in the determination of income. Revaluation gains or losses for debt denominated in foreign currencies for the years ended August 31, 1994 and 1993 were immaterial. Revaluation losses for debt denominated in foreign currencies for the year ended August 31, 1992 totaled $7.8 million. As of September 1, 1992, substantially all of the Company's foreign denominated debt obligations have been redeemed or the Company has entered into swap agreements that hedge against any future fluctuations and, therefore, eliminated any future material revaluation gains or losses associated with the applicable debt obligations (See Note 5 Long Term Debt -- Swap Agreements).

2. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The Company uses the following methods and assumptions to estimate the fair value of its financial instruments at August 31, 1994:

 Cash and Cash Equivalents

  The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.

 Investments

  The Company has various investments for which the determination of the fair value is not practicable. Management of the Company does not believe that the benefit derived from independent valuations of these investments would justify the cost of obtaining such valuations.

 Long-Term Debt

  Fair values of publicly traded notes have been determined using the quoted market prices at August 31, 1994. The fair value of certain non-publicly traded notes is based on cash flows discounted using interest rates found on comparable traded securities. The aggregate carrying value of long-term debt at August 31, 1994, of $1,297.7 million had an estimated fair value of $1,392.3 million.

3. ACQUISITIONS

  Effective May 1, 1994, the Company completed the purchase of Saint Francis Hospital located in Memphis, Tennessee. In conjunction with this purchase, in June 1994 the Company completed the acquisition of a management services organization in the Memphis area. During fiscal 1994, the Company also acquired additional outpatient businesses, including home health, diagnostic centers and physician practices.

  During fiscal 1993, the Company merged the operations of AMI's Tarzana Regional Medical Center with the operations of HealthTrust, Inc. -- The Hospital Company's ("HealthTrust") Encino Hospital. AMI owns 75% of the combined hospital operations and therefore the results of operations for the hospitals are fully consolidated with the results of operations of the Company for periods subsequent to January 1, 1993.

                AMERICAN MEDICAL HOLDINGS, INC. AND SUBSIDIARIES
             AMERICAN MEDICAL INTERNATIONAL, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


4. DISPOSITIONS

  During 1994, AMI recognized a $69.3 million pre-tax gain ($43.4 million net of tax), related to the sale of the Company's interest in EPIC Holdings, Inc. During fiscal 1992, the Company completed the sale of $89.3 million principal amount of Zero Coupon Notes Due 2001, issued by EPIC Healthcare Group, Inc. in September 1988 as partial consideration for AMI's sale of certain hospitals. AMI also completed the sale of its investment in EPIC Holdings, Inc. Class A and Class B Preferred Stock for aggregate cash proceeds of $130 million. The total pre-tax gain recorded in fiscal 1992 from these transactions was $119.8 million ($80.7 million, net of tax). The gains on the sale of the EPIC securities in fiscal 1994 and 1992 is presented in the accompanying financial statements as "Gains on sales of securities."

  During fiscal 1992, the Company sold four domestic acute care hospitals for aggregate cash proceeds of approximately $100.1 million. These assets were valued at their respective sales prices, and therefore, no gains or losses were recognized from these sales in fiscal 1992.

5. LONG-TERM DEBT

  The components of Holding's and AMI's long-term debt at August 31, 1994 and 1993 are summarized as follows (in thousands):

                                                             1994       1993
                                                          ---------- ----------
Reducing Revolving Credit Facility, 5.7% at August 31,
 1994...................................................  $  266,000 $  287,000
Senior debt, 11 1/4% to 11 3/8% at August 31, 1994, net
 of unamortized discount at August 31, 1994 of $9.4
 million and due from 1995 through 2015.................     127,179    125,854
11% Senior Notes, due 2000..............................     100,000    100,000
6 1/2% Swiss franc/dollar dual currency senior notes due
 1997, $74.9 million face value, net of $11.2 million
 unamortized discount at August 31, 1994................      63,760     60,526
11 1/4% Senior notes due 1995, (Pounds)37 million face
 value, net of $0.9 million unamortized discount at
 August 31, 1994........................................      61,793     60,084
5% Swiss franc bonds due 1996, SFr.78 million face
 value, net of $5.1 million unamortized discount at
 August 31, 1994........................................      47,379     44,537
Zero Coupon Guaranteed Bonds due 1997 and 2002, $179.3
 million face value, net of $83.6 million unamortized
 discount at August 31, 1994............................      95,714     84,577
9 1/2% Senior Subordinated Notes, due 2006..............     150,000    150,000
13 1/2% Senior Subordinated Notes, due 2001.............     193,790    193,790
15% Junior Subordinated Discount Debentures, due 2005...     104,473    104,485
Notes, and capital lease obligations (notes secured by
 trust deeds on real property with an aggregate net book
 value of approximately $96.8 million at August 31,
 1994) with varying maturities through 2014 with
 interest at an average rate of 9.6%....................      76,907    113,643
                                                          ---------- ----------
                                                           1,286,995  1,324,496
Less -- current maturities..............................     156,028     40,831
                                                          ---------- ----------
                                                          $1,130,967 $1,283,665
                                                          ========== ==========

 Revolving Credit Facility

  The Company's $600 million revolving credit facility ("Reducing Revolving Credit Facility") was amended in June 1994 extending the term to September 1999 and reducing the rate at which interest accrues. Amounts outstanding under the Reducing Revolving Credit Facility will accrue interest, at the option of

                AMERICAN MEDICAL HOLDINGS, INC. AND SUBSIDIARIES
             AMERICAN MEDICAL INTERNATIONAL, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


5. LONG-TERM DEBT (CONTINUED)

AMI, at (i) adjusted LIBOR plus .875% (subject to reduction upon the satisfaction of certain conditions) or (ii) at the alternative base rate specified for the Reducing Revolving Credit Facility. Upon completion of the fiscal 1994 loan compliance report, anticipated to be prior to the end of the first quarter of fiscal 1995, the rate at which interest accrues based on LIBOR will be reduced to LIBOR plus .75%. Under the Reducing Revolving Credit Facility, $31.3 million in letters of credit were outstanding as of August 31, 1994.

 Swap Agreements

  AMI has entered into swap agreements which hedge any foreign currency gains or losses on the (Pounds)37 million senior notes, face amount $62.7 million, and the SFr.78 million bonds, face amount $52.4 million. At August 31, 1994 no loss would be recognized if the counter parties to these swap agreements failed to perform their obligations.

 Debt Covenants

  The terms of certain of the Company's indebtedness impose operating and financial restrictions requiring the Company to maintain certain financial ratios and restrict the Company's ability to incur additional indebtedness and enter into leases and guarantees of debt; to make capital expenditures; to make loans and investments; to pay dividends or repurchase shares of stock; to repurchase, retire or refinance indebtedness prior to maturity, and to purchase or sell assets. The Company has pledged the capital stock of certain direct (first tier) subsidiaries as security its obligations under the Reducing Revolving Credit Facility and certain other senior indebtedness. In addition, the Company has granted a security interest in its accounts receivable as security for its obligations under the Reducing Revolving Credit Facility. Management believes that the Company is currently in compliance with all covenants and restrictions contained in all financing agreements.

 Maturities of Long-Term Debt and Capital Lease Obligations

  As of August 31, 1994 the maturities of long-term debt, including capital lease obligations, for the five years ending August 31, 1999 are $156.0 million in fiscal 1995, $57.0 million in fiscal 1996, $182.1 million in fiscal 1997, $2.3 million in fiscal 1998 and $2.3 million in fiscal 1999.

 Convertible Subordinated Debt

  Convertible subordinated debentures are unsecured obligations of the Company and are redeemable at declining premiums prior to their respective payment dates. The 9 1/2% Convertible Subordinated Debentures Due 2001, of which $3.4 million and $3.3 million was outstanding at August 31, 1994 and 1993, respectively, are convertible at $24.38 per share into 209,639 shares of Holdings' common stock at August 31, 1994, net of unamortized discount of $1.7 million. The 8 1/4% Convertible Subordinated Debentures Due 2008 of which $7.3 million and $7.2 million was outstanding at August 31, 1994 and 1993, respectively, are convertible at $40.00 per share into 361,400 shares of Holdings' common stock at August 31, 1994 net of unamortized discount of $7.1 million.

                AMERICAN MEDICAL HOLDINGS, INC. AND SUBSIDIARIES
             AMERICAN MEDICAL INTERNATIONAL, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

6. BENEFIT PLANS

 Pension Plans

  The Company has defined benefit pension plans (the "Plans") covering substantially all of the Company's employees. The benefits are based on years of service and the employee's base compensation as defined in the Plans. The Company's policy is to fund pension costs accrued within the limits allowed under federal income tax regulations. Contributions are intended to provide not only for benefits attributed to credited service to date, but also for those expected to be earned in the future.

  In accordance with SFAS No. 87 Holdings and AMI have recorded an adjustment to recognize a minimum pension liability. The following table sets forth the funded status of the Plans and amounts recognized in the consolidated financial statements as of August 31, 1994 and 1993 (in thousands):

                                                            1994       1993
                                                          ---------  ---------
Actuarial present value of accumulated benefit
 obligation:
  Vested................................................. $ 182,600  $ 147,600
                                                          =========  =========
  Accumulated............................................ $ 191,000  $ 155,100
                                                          =========  =========
Projected benefit obligation............................. $ 209,600  $ 170,500
Plan assets at fair value, primarily listed stock and
 corporate bonds.........................................  (204,600)  (133,000)
                                                          ---------  ---------
Projected benefit obligation in excess of plan assets....     5,000     37,500
Unrecognized net loss....................................   (24,700)   (25,900)
Adjustment for minimum pension liability.................     6,500     10,500
                                                          ---------  ---------
Pension (asset) liability................................ $ (13,200) $  22,100
                                                          =========  =========

  Holdings' and AMI's net pension cost for the years ended August 31, 1994, 1993 and 1992 includes the following components (in thousands):

                            1994      1993     1992
                          --------  --------  -------
Service cost -- benefits
 earned during the peri-
 od.....................  $  8,300  $  6,800  $ 7,600
Interest cost on pro-
 jected benefit obliga-
 tion...................    14,200    12,200   10,000
Actual return on plan
 assets.................   (14,400)  (18,500)  (4,500)
Net amortization and de-
 ferral.................     1,100     7,000   (7,100)
                          --------  --------  -------
Net periodic pension
 cost...................  $  9,200  $  7,500  $ 6,000
                          ========  ========  =======

                AMERICAN MEDICAL HOLDINGS, INC. AND SUBSIDIARIES
             AMERICAN MEDICAL INTERNATIONAL, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


6. BENEFIT PLANS (CONTINUED)

  In addition, Holdings and AMI have a unfunded supplemental defined benefit retirement plan for Company executives ("SERP"). The following table sets forth the amounts recognized for the unfunded SERP in the consolidated financial statements as of August 31, 1994 and 1993 (in thousands):

                                                               1994     1993
                                                              -------  -------
Actuarial present value of accumulated benefit obligation:
  Vested..................................................... $43,500  $43,000
                                                              =======  =======
  Accumulated................................................ $45,100  $43,900
                                                              =======  =======
Projected benefit obligation (unfunded)...................... $52,200  $49,700
Unrecognized net gain (loss).................................     700     (900)
Unrecognized transition costs................................    (200)    (300)
Unrecognized prior service costs.............................     200      200
Adjustment for minimum pension liability.....................   3,100    2,900
                                                              -------  -------
SERP liability............................................... $56,000  $51,600
                                                              =======  =======

  Holdings' and AMI's net cost of the SERP plan for the years ended August 31, 1994, 1993 and 1992 includes the following components (in thousands):

                                                           1994   1993    1992
                                                          ------ ------  ------
Service cost -- benefits earned during the period........ $1,400 $  900  $  100
Interest cost on projected benefit obligation............  3,800  3,600   3,700
Net amortization and deferral............................    600   (300)   (100)
                                                          ------ ------  ------
Net periodic SERP cost................................... $5,800 $4,200  $3,700
                                                          ====== ======  ======

  The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation for the SERP and the pension plan approximated 8.75% and 7.5% as of August 31, 1994 and 1993, respectively. The rate of increase in future compensation levels for the pension plan was 5.0%, 3.5% and 5.0% for the years ended August 31, 1994, 1993 and 1992, respectively. The rate of increase in future compensation levels for the SERP was 6.0%, 5.0% and 8.0% for the years ended August 31, 1994, 1993 and 1992, respectively. The expected long-term rate of return on assets was 10.0% for the years ended August 31, 1994 and 1993, for the pension plan.

 Deferred Savings Plan

  The Company also has a tax deferred savings plan. Expenses relating to this plan were $8.8 million,$7.3 million and $5.6 million for the years ended August 31, 1994, 1993 and 1992, respectively, for Holdings and AMI.

 Other

  The Company does not provide any post-retirement or post-employment healthcare or life insurance benefits to retired or former employees.

  Disclosures for the Company's Options Plans and the Employee Stock Purchase Plan are included in Note 9 Capital Stock.

               AMERICAN MEDICAL HOLDINGS, INC. AND SUBSIDIARIES
             AMERICAN MEDICAL INTERNATIONAL, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

7. PROFESSIONAL LIABILITY RISKS

  As is typical in the healthcare industry, the Company is subject to claims and legal actions by patients in the ordinary course of business. The Company self-insures the professional and general liability claims for nine of its hospitals up to $500,000 per occurrence and for 26 of its hospitals up to $3 million per occurrence. Prior to June 1993, the self-insured retention was $5 million per occurrence. Coverage for professional and general liability claims for the Company's two remaining hospitals is maintained with outside insurance carriers.

  The Company owns a 35% equity interest in an insurance company which insures excess professional and general liability risks for those hospitals which are self-insured. The excess coverage provided by this insurance company is limited to $25 million per claim. The Company purchases additional excess insurance from a commercial carrier. For the period from January 1986 to February 1991, the Company had no excess coverage for the majority of its hospitals. However, in March 1991 the Company purchased prior acts coverage which substantially reduces the uninsured liability for claims during this period. For the years ended August 31, 1994, 1993 and 1992, the Company paid $4.3 million, $5.0 million and $4.6 million, respectively, in premiums to this insurance company. In fiscal 1993 and 1992, the Company received distributions of prior year premiums of $2.4 million and $3.8 million, respectively, from this insurance company. In fiscal 1994, the Company received no distributions of prior years premiums. The Company also received dividends of $3.5 million, $2.7 million and $4.7 million from this insurance company in fiscal 1994, 1993 and 1992, respectively.

  The Company maintains an unfunded reserve for its professional liability risks which is based, in part, on actuarial estimates calculated and evaluated by an independent actuary. Actual hospital professional and general liability costs for a particular period are not normally known for several years after the period has ended. The delay in determining the actual cost associated with a particular period is due to the amount of lapsed time between the occurrence of an incident, the reporting thereof and the settlement of related claims. As a result, reserves for losses and related expenses are estimated using expected loss reporting patterns determined in conjunction with the actuary and are discounted using a rate of 9% to their present value. Adjustments to the total reserves are determined in conjunction with the actuary and on an annual basis are recorded by the Company as an increase or decrease in the current year's earnings.

  As of August 31, 1994 and 1993, the unfunded reserve for self insurance was $118.8 million and $117.6 million, respectively, of which $15.7 and $17.0 million in fiscal 1994 and 1993, respectively is included in current liabilities. For the fiscal years ended August 31, 1994, 1993 and 1992, payments for claims and expenses totaled $15.7 million, $19.3 million and $17.1 million, respectively. For the fiscal years ended August 31, 1994, 1993 and 1992, the Company recorded self insurance expense of $16.9 million, $19.7 million and $13.5 million, respectively.

8. COMMITMENTS AND CONTINGENCIES

 Leases

  The Company leases certain office space, office equipment and medical equipment. Future minimum payments under these operating leases for fiscal 1995, 1996, 1997, 1998, 1999 and thereafter are $35.3 million, $22.2 million,
$17.4 million, $13.9 million, $10.0 million and $38.2 million, respectively. Future minimum payments for six acute care hospitals leased under a REIT agreement are $36.9 million for each of the years ended fiscal 1995, 1996, 1997, and 1998, $23.3 million for fiscal 1999 and $43.5 million for the remaining years thereafter. In addition, the Company incurs certain additional rents (contingency rents), in relation to

                AMERICAN MEDICAL HOLDINGS, INC. AND SUBSIDIARIES
             AMERICAN MEDICAL INTERNATIONAL, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


8. COMMITMENTS AND CONTINGENCIES (CONTINUED)

the REIT agreements, based on a percentage of the increase in net revenues. These additional rents were $6.7 million, $6.4 million and $5.7 million for the years ended August 31, 1994, 1993 and 1992, respectively.

 Construction Commitments

  The Company has approximately $19.5 million of construction commitments outstanding for new construction and renovations as of August 31, 1994.

 Guarantees

  The Company has guaranteed long-term debt and lease obligations of unconsolidated subsidiaries and affiliates aggregating $30.8 million at August 31, 1994.

 Legal Proceedings

  Litigation Relating to the Merger (See Note 17 Subsequent Events). To date, a total of nine purported class action suits (the "Class Actions") have been filed against Holdings and the directors of Holdings (and in two cases against NME). Seven of such Class Actions have been filed in the Delaware Court of Chancery and are entitled (i) Jeffrey Stark and Gary Plotkin v. Robert W. O'Leary, Robert J. Buchanan, John T. Casey, Robert B. Calhoun, Harry J. Gray, Harold J. [sic] Handelsman, Sheldon S. King, Melvyn N. Klein, Dan W. Lufkin, William E. Mayer and Harold S. Williams (the "Holdings Directors") and Holdings, C.A. No. 13792, (ii) 7457 Partners v. the Holdings Directors and Holdings, C.A. No. 13793, (iii) Moise Katz v. the Holdings Directors and Holdings, C.A. No. 13794, (iv) Constantinos Kafalas v. the Holdings Directors and Holdings, C.A. No. 13795, (v) F. Richard Manson v. the Holdings Directors, NME and Holdings, C.A. No. 13797, (vi) Lisbeth Greenfeld v. the Holdings Directors and Holdings, C.A. No. 13799 and (vii) Joseph Frankel v. the Holdings Directors and Holdings, C.A. No. 13800 and two purported Class Actions have been filed in the Superior Court of the State of California, County of Los Angeles, entitled Ruth LeWinter and Raymond Cayuso v. the Holdings Directors (with the exception of Harold S. Williams), NME and Holdings, Case No. BC115206 and David F. and Sylvia Goldstein v. O'Leary, NME, AMI, et al., Case No. BC116104. The complaints filed in each of the Class Actions are substantially similar, are brought by purported stockholders of Holdings and, in general, allege that the defendants breached their fiduciary duties to the plaintiffs and other members of the purported class. One of the Class Actions alleges that the defendants have committed or aided and abetted a gross abuse of trust. The complaints further allege that the directors of Holdings wrongfully failed to hold an open auction and encourage bona fide bids for Holdings and failed to take action to maximize value for Holdings stockholders. The complaints seek preliminary and permanent injunctions against the proposed transaction until such time as a transaction to be entered into between Holdings and NME results from bona fide arms' length negotiation and/or requiring a fair auction for Holdings. In addition, if the Merger is consummated, the complaints seek recision or recessionary damages and two of the Class Actions seek an accounting of all profits realized and to be realized by the defendants in connection with the Merger and the imposition of a constructive trust for the benefit of the plaintiffs and other members of the purported classes pending such an accounting. The complaints also seek monetary damages of an unspecified amount together with prejudgment interest and attorneys' and experts' fees. Holdings and NME believe that the complaints are without merit and intend to defend them vigorously.

  In addition, Holdings and AMI are subject to claims and suits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of all pending legal proceedings will not have a material adverse effect on the business, results of operations or financial condition of Holdings and AMI.

               AMERICAN MEDICAL HOLDINGS, INC. AND SUBSIDIARIES
             AMERICAN MEDICAL INTERNATIONAL, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


9. CAPITAL STOCK

 Option Plans

  The Company maintains two stock option plans, the Nonqualified Employee Stock Option Plan (the "Option Plan") and the Nonqualified Performance Stock Option Plan for Key Employees (the "Key Employees Plan"), pursuant to which employees of Holdings and its subsidiaries are eligible to receive stock options to purchase shares of common stock.

  The table below summarizes the transactions in the Company's stock option plans for the years ended August 31, 1994, 1993 and 1992 (shares of common stock):

                                                  1994       1993       1992
                                                ---------  ---------  ---------
      Outstanding at beginning of period....... 3,342,683  3,179,317  3,450,246
      Granted..................................   437,862    525,696    565,000
      Exercised................................  (471,549)  (192,548)  (114,849)
      Cancelled or expired.....................  (175,311)  (169,782)  (721,080)
                                                ---------  ---------  ---------
      Outstanding at end of period............. 3,133,685  3,342,683  3,179,317
                                                =========  =========  =========
      Exercisable at end of period............. 1,402,780  1,280,513    908,999
                                                =========  =========  =========

  The Option Plan generally provides options that are exercisable at prices ranging from $7.03 to $19.21 per share, vest over a period of five years and expire ten years from the date of grant. The Key Employees Plan generally provides options that are exercisable at prices ranging from $7.03 to $22.17 per share, vest over a period of five to ten years based on the attainment of specified performance goals and expire ten years from the date of grant.

 Employee Stock Purchase Plan

  In January 1993 the Company adopted an Employee Stock Purchase Plan (the "Plan"). The purpose of the Plan is to provide an incentive for employees of the Company to own Holdings' common stock. The plan allows eligible employees to contribute up to 10% of their base earnings to purchase Holdings' common stock quarterly, through payroll deductions, at 85% of the lower of the closing price on the first or last day of the Plan quarter. The Company has reserved 2,300,000 shares of Holdings' common stock for the Plan.

 Common Stock Subject to Repurchase Obligations

  The Company's obligation to repurchase shares of Holdings' common stock held by certain executive officers no longer exists. Accordingly, the amount related to common stock subject to repurchase obligations was recognized as shareholders' equity as of August 31, 1994. As of August 31, 1993 and 1992, shares of Holdings' common stock subject to repurchase obligations were 431,858 and 445,976, respectively.

                AMERICAN MEDICAL HOLDINGS, INC. AND SUBSIDIARIES
             AMERICAN MEDICAL INTERNATIONAL, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


10. RELATED PARTY TRANSACTIONS

  In connection with the sale of the Company's interest in EPIC Holdings, Inc., during fiscal 1994 the Company was represented by and paid a fee of approximately $2.3 million to a major shareholder.

  In fiscal 1992, an affiliate of a major shareholder served as the lead managing underwriter of the public offering of 16.2 million shares of Holdings common stock, the issuance of the 13 1/2% Senior Subordinated Notes Due 2001 and the 11% Senior Notes Due 2000. This related party received underwriting fees of $.9 million and in addition received advisory fees of $1.3 million in connection with divestitures during fiscal 1992.

  An entity associated with a general partner of a major shareholder agreed to provide credit support to domestic hospital subsidiaries of AMI for which such entity received an annual fee in fiscal 1993 and 1992 of $750,000. The credit support commitment was replaced with the fiscal 1993 refinancing of the bank credit facility.

11. EARNINGS PER SHARE

  Holdings' earnings per share for the years ended August 31, 1994, 1993 and 1992 is based upon the weighted average number of shares of Holdings' common stock outstanding. The impact of common stock equivalents is not considered since they either have an anti-dilutive effect or the effect on dilution is less than three percent.

12. INCOME TAXES

  (Provision) benefit for income taxes, excluding the tax effect of minority equity interest and the extraordinary loss, for the years ended August 31, 1994, 1993 and 1992 for Holdings and AMI consists of the following (in thousands):

                                                  1994       1993      1992
                                                ---------  --------  --------
      Current (including current portion of
       deferred)
       Federal................................  $ (95,500) $(58,600) $(50,100)
       State..................................    (10,900)   (9,900)   (8,200)
                                                ---------  --------  --------
                                                 (106,400)  (68,500)  (58,300)
                                                ---------  --------  --------
      Deferred
       Federal................................     10,400      (400)  (18,700)
       State..................................     (2,300)      100      (900)
                                                ---------  --------  --------
                                                    8,100      (300)  (19,600)
                                                ---------  --------  --------
          Total provision for income taxes....  $ (98,300) $(68,800) $(77,900)
                                                =========  ========  ========

                AMERICAN MEDICAL HOLDINGS, INC. AND SUBSIDIARIES
             AMERICAN MEDICAL INTERNATIONAL, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


12. INCOME TAXES--(CONTINUED)

  The net tax effects of temporary differences and carryforwards that give rise to deferred tax assets and liabilities as of August 31, 1994 and 1993 are as follows (in thousands):

                                                                 1994     1993
                                                               -------- --------
      Deferred tax liabilities:
        Property and equipment................................ $294,000 $278,700
        Change in accounting method...........................   18,800   20,000
        Debt discounts and deferred loan costs................    9,900   10,400
        Other, net............................................   45,169   59,951
                                                               -------- --------
          Total deferred tax liabilities......................  367,869  369,051
                                                               -------- --------
      Deferred tax assets:
        Self-insurance reserves...............................   55,700   54,300
        Other deferred expenses...............................   20,100   20,900
        Deferred gains and losses.............................   16,000   26,400
        Bad debt reserves.....................................    5,400    4,600
        Deferred compensation.................................   36,300   46,800
        Other, net............................................   76,100   43,000
                                                               -------- --------
          Total deferred tax assets...........................  209,600  196,000
                                                               -------- --------
      Net deferred tax liability.............................. $158,269 $173,051
                                                               ======== ========

  The net deferred tax liability of $158.3 million and $173.1 million as of August 31, 1994 and 1993, respectively, includes a current asset of $60.3 million and $38.4 million, respectively, and a noncurrent liability of $218.6 million and $211.5 million, respectively. No valuation allowance has been recorded against any deferred tax asset.

  In August 1993, the Revenue Reconciliation Act of 1993 was enacted. Among other tax law changes, such law increased the corporate income tax rate from 34% to 35% effective for the period beginning on or after January 1, 1993. For the year ended August 31, 1994, the U.S. statutory tax rate for the Company is 35%.

  Holdings' and AMI's income tax provision differed from the amount computed using the U.S. statutory rate for the years ended August 31, 1994, 1993 and 1992 for the following reasons (in thousands):

                                                    1994      1993      1992
                                                  --------  --------  --------
      Tax at U.S. statutory rate................. $(84,400) $(48,400) $(64,200)
      Amortization of goodwill...................  (11,200)  (11,100)  (11,000)
      State income tax, net of federal benefit...   (8,600)   (5,500)   (6,000)
      Impact on deferred taxes of change in fed-
       eral tax rate.............................      --     (4,000)      --
      Other, net.................................    5,900       200     3,300
                                                  --------  --------  --------
      Provision for income taxes................. $(98,300) $(68,800) $(77,900)
                                                  ========  ========  ========

  Prior to fiscal 1992, Holdings had operating loss and capital loss carryforwards for tax purposes of $42 million and $9 million, respectively, which were fully utilized against net income and capital gains arising in fiscal 1992 and against capital gains on assets sold prior to the acquisition of AMI.

                AMERICAN MEDICAL HOLDINGS, INC. AND SUBSIDIARIES
             AMERICAN MEDICAL INTERNATIONAL, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


13. EXTRAORDINARY LOSSES ON EARLY EXTINGUISHMENT OF DEBT

  The Company has recognized extraordinary losses on early extinguishment of debt in fiscal 1994, 1993, and 1992. Fiscal 1994 includes an extraordinary loss of $1.9 million ($3.0 million pre-tax) from the repurchase of $15.4 million principal amount of the 15% Junior Subordinated Discount Debentures Due 2005. Fiscal 1993 includes an extraordinary loss of $25.4 million ($41.0 million pre-tax) from the repurchase or redemption of $146.8 million principal amount of outstanding indebtedness. Fiscal 1992 includes an extraordinary loss of $10.0 million ($15.6 million pre-tax) from the repurchase or redemption of $159.0 million of senior indebtedness and $55.4 million of the 9 7/8% unsecured loan stock due 2011.

14. SUPPLEMENTAL CASH FLOW INFORMATION

  The Company paid income taxes (net of refunds) of $86.0 million and $83.6 million for the years ended August 31, 1994 and 1993, respectively, and received income tax refunds (net of payments) of $22.5 million for the year ended August 31, 1992. The Company paid interest (net of capitalized costs) for the years ended August 31, 1994, 1993 and 1992 of $108.3 million, $120.5 million and $154.1 million, respectively. Capitalized interest costs were $3.5 million, $1.4 million and $2.6 million for August 31, 1994, 1993 and 1992. Interest income was $2.7 million, $13.9 million and $10.0 million for the years ended August 31, 1994, 1993 and 1992.

 Non-Cash Transactions

  During fiscal 1994, the Company assumed net assets of approximately $92.0 million related to the purchase of Saint Francis Hospital and during fiscal 1993, the Company assumed net assets of approximately $8.0 million as a result of the merger of AMI's Tarzana Regional Medical Center and HealthTrust's Encino Hospital.

  For the years ended August 31, 1993 and 1992 an $8.2 million and $9.3 million loss, net of tax, respectively, was recognized as a result of the write-off of the discounts and deferred financing costs associated with the early extinguishment of debt.

  For the year ended August 31, 1994 approximately $6.0 million was recognized as an increase in shareholders' equity of Holdings due to the elimination of common stock subject to repurchase obligations. For the year ended August 31, 1993 $1.8 million was recognized as a decrease in shareholders' equity of Holdings for the common stock subject to repurchase obligations due to market price changes. For the year ended August 31, 1992, there was no market price change and, therefore, no effect on the value of the common stock subject to repurchase obligations.

  In fiscal 1992, the Company recognized $27.1 million of debt as a result of the acquisition of the remaining interest in an entity that was previously unconsolidated.

                AMERICAN MEDICAL HOLDINGS, INC. AND SUBSIDIARIES
             AMERICAN MEDICAL INTERNATIONAL, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


15. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

  Quarterly financial information for Holdings and AMI for the two years ended August 31, 1994 is summarized below (in millions, except per share amounts):

                                 FISCAL 1994                 FISCAL 1993
                          --------------------------- ---------------------------
                          FIRST SECOND THIRD   FOURTH FIRST SECOND THIRD   FOURTH
                          ----- ------ ------  ------ ----- ------ ------  ------
Net revenues............  $ 558 $ 583  $  602  $6638  $ 542 $ 566  $  565  $  565
Income before extraordi-
 nary loss..............     17    24      71     27     11    18      22      16
Extraordinary loss......    --    --       (2)   --     --    --       (7)    (18)
Net income (loss).......  $  17 $  24  $   69  $  27  $  11 $  18  $   15  $   (2)
Holdings' income (loss)
 per share:
  Income before
   extraordinary loss...  $0.21 $0.32  $ 0.92  $0.35  $0.14 $0.24  $ 0.28  $ 0.21
  Extraordinary loss....    --    --    (0.02)   --     --    --    (0.09)  (0.24)
  Net income (loss).....  $0.21 $0.32  $ 0.90  $0.35  $0.14 $0.24  $ 0.19  $(0.03)

  The third quarter of fiscal 1994 includes the gain on sale of securities of $43.4 million, net of tax, (See Note 4 Dispositions). The results of operations of Saint Francis Hospital were consolidated with the Company's results of operations effective May 1, 1994.

  The fourth quarter of fiscal 1993 reflects a charge of $3.5 million for costs incurred related to the relocation of the Houston regional office to the Dallas headquarters. Additional charges totaling $3.0 million were recognized in previous quarters offset by benefits. Income before extraordinary loss includes an$8.6 million refund of interest paid to the Internal Revenue Service in prior periods. Additionally in the fourth quarter of fiscal 1993, the provision for income taxes includes the impact of a $5.1 million increase in the provision for income taxes due to the enactment of the Revenue Reconciliation Act of 1993 which increased the corporate income tax rate.

16. BUSINESS SEGMENT

  The Company's only material business segment is "healthcare" which accounted for substantially all of its revenues and operating results for each of the periods presented.

17. SUBSEQUENT EVENTS

  On October 10, 1994, Holdings, National Medical Enterprises, Inc, a Nevada corporation ("NME") and a wholly-owned subsidiary of NME ("Merger Sub"), executed an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, Merger Sub will merge with and into Holdings (the "Merger"). As a result of the Merger, Holdings will become a wholly-owned subsidiary of NME and the resulting company will be the second-largest healthcare services company in the nation. Under terms of the Merger Agreement each share of common stock of Holdings will be converted into (i) $19.00 in cash, if the closing occurs on or before March 31, 1995, and $19.25 thereafter and (ii) 0.42 of a newly issued share of NME common stock. Under the Merger Agreement, Holdings will pay a special dividend of $0.10 per share before the effective date of the Merger. Following the Merger, Holdings will have the right to nominate three members to the 13 member board of the combined company. Approximately 50% of the Company's indebtedness contains put provisions whereby the holders of such debt have the right to require repayment following a change of control of the Company. The transaction has been approved by shareholders of

                AMERICAN MEDICAL HOLDINGS, INC. AND SUBSIDIARIES
             AMERICAN MEDICAL INTERNATIONAL, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

17. SUBSEQUENT EVENTS (CONTINUED)

approximately 61.4% of Holdings' outstanding shares of common stock and, therefore, further action by Holdings' shareholders is not required. The transaction, which is currently anticipated to close in the first quarter of calendar 1995, is subject to certain conditions including, among other things, expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

  On September 1, 1994, a limited partnership, of which AMI is the general partner, acquired Hilton Head Hospital in Hilton Head, South Carolina containing 68 beds. In connection with the Company's efforts to re-establish a presence in Europe, the Company has entered into a joint venture agreement with a community organization (the "Burgergemeinde") located in Cham, Canton Zug, Switzerland. The joint venture will be owned 90% by the Company and 10% by the Burgergemeinde. Under the terms of the proposed transaction, the Company has entered into a long term lease for the land where the existing hospital is located and will then construct a new 56 bed acute care wing, convert an existing structure into a medical office building and renovate and remodel the existing acute care facility. In addition, the Company plans to contract to provide management, food, physical therapy and rehabilitation services to the hospital, an on-site nursing home and an affiliated retirement community.

                AMERICAN MEDICAL HOLDINGS, INC. AND SUBSIDIARIES
             AMERICAN MEDICAL INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                  NOVEMBER 30, 1994        AUGUST 31, 1994
                                ----------------------  ----------------------
                                 HOLDINGS      AMI       HOLDINGS      AMI
                                ----------  ----------  ----------  ----------
                                     (UNAUDITED)
            ASSETS
Current assets:
  Cash and cash equivalents.... $   21,377  $   21,377  $   31,941  $   31,941
  Accounts receivable, net.....    167,444     167,444     147,415     147,415
  Income taxes, net (including
   current portion of deferred
   income taxes)...............     15,461      15,461      30,876      30,876
  Other current assets.........     83,411      83,411      78,577      78,577
                                ----------  ----------  ----------  ----------
    Total current assets.......    287,693     287,693     288,809     288,809
                                ----------  ----------  ----------  ----------
Property and equipment.........  2,022,574   2,022,574   1,971,396   1,971,396
  Less--accumulated
   depreciation................    540,338     540,338     507,653     507,653
                                ----------  ----------  ----------  ----------
    Net property and equipment.  1,482,236   1,482,236   1,463,743   1,463,743
                                ----------  ----------  ----------  ----------
Notes receivable and
 investments...................     39,978      39,978      40,082      40,082
Cost in excess of net assets
 acquired, net.................  1,153,928   1,153,928   1,153,887   1,153,887
Other assets...................     60,983      60,983      30,026      30,026
                                ----------  ----------  ----------  ----------
                                $3,024,818  $3,024,818  $2,976,547  $2,976,547
                                ==========  ==========  ==========  ==========
   LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities............ $  479,393  $  479,393  $  476,464  $  476,464
Long-term debt.................  1,136,545   1,136,545   1,130,967   1,130,967
Convertible subordinated debt..     10,383      10,383      10,707      10,707
Deferred income taxes..........    218,651     218,651     218,651     218,651
Other deferred credits and
 liabilities...................    306,290     306,290     291,040     291,040
Commitments and contingencies
Shareholders' equity:
  Common stock.................        776         725         775         725
  Additional paid-in capital...    609,887     594,286     608,096     592,494
  Retained earnings............    268,593     284,245     245,547     261,199
  Adjustment for minimum
   pension liability...........     (5,700)     (5,700)     (5,700)     (5,700)
                                ----------  ----------  ----------  ----------
    Total shareholders' equity.    873,556     873,556     848,718     848,718
                                ----------  ----------  ----------  ----------
                                $3,024,818  $3,024,818  $2,976,547  $2,976,547
                                ==========  ==========  ==========  ==========

     See Accompanying Notes to Condensed Consolidated Financial Statements.

                AMERICAN MEDICAL HOLDINGS, INC. AND SUBSIDIARIES
             AMERICAN MEDICAL INTERNATIONAL, INC. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   UNAUDITED

                                           THREE MONTHS ENDED NOVEMBER 30,
                                         --------------------------------------
                                               1994                1993
                                         ------------------  ------------------
                                         HOLDINGS    AMI     HOLDINGS    AMI
                                         --------  --------  --------  --------
Net revenues...........................  $632,211  $632,211  $558,217  $558,217
Operating costs and expenses:
  Salaries and benefits................   236,925   236,925   205,414   205,414
  Supplies.............................    91,791    91,791    79,482    79,482
  Provision for uncollectible accounts.    42,122    42,122    39,036    39,036
  Depreciation and amortization........    41,090    41,090    38,273    38,273
  Other operating costs................   140,200   140,200   126,654   126,654
                                         --------  --------  --------  --------
    Total operating costs and expenses.   552,128   552,128   488,859   488,859
                                         --------  --------  --------  --------
Operating income.......................    80,083    80,083    69,358    69,358
  Interest expense, net................   (39,275)  (39,275)  (38,848)  (38,848)
                                         --------  --------  --------  --------
Income before taxes and minority equity
 interest..............................    40,808    40,808    30,510    30,510
  Provision for income taxes...........   (17,100)  (17,100)  (12,900)  (12,900)
                                         --------  --------  --------  --------
Net income before minority equity
 interest..............................    23,708    23,708    17,610    17,610
  Minority equity interest.............      (662)     (662)   (1,097)   (1,097)
                                         --------  --------  --------  --------
Net income.............................  $ 23,046  $ 23,046  $ 16,513  $ 16,513
                                         ========  ========  ========  ========
Per share data:
  Net income per common and common
   equivalent share....................  $   0.30       N/A  $   0.21       N/A
                                         ========            ========
  Shares used for computation of net
   income per share....................    77,567       N/A    76,938       N/A
                                         ========            ========


     See Accompanying Notes to Condensed Consolidated Financial Statements.

                AMERICAN MEDICAL HOLDINGS, INC. AND SUBSIDIARIES
             AMERICAN MEDICAL INTERNATIONAL, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                           THREE MONTHS ENDED NOVEMBER 30,
                                         --------------------------------------
                                               1994                1993
                                         ------------------  ------------------
                                         HOLDINGS    AMI     HOLDINGS    AMI
                                         --------  --------  --------  --------
Cash flows from operating activities:
  Net income...........................  $ 23,046  $ 23,046  $ 16,513  $ 16,513
  Adjustments to reconcile to net cash
   provided by operating activities:
    Depreciation and amortization......    41,090    41,090    38,273    38,273
    Amortization of debt discount,
     deferred financing costs and non-
     cash interest.....................    12,348    12,348    12,481    12,481
    Change in working capital..........   (21,843)  (21,843)  (11,925)  (11,925)
    Other..............................     1,090     1,090       129       129
                                         --------  --------  --------  --------
Net cash provided by operating
 activities............................    55,731    55,731    55,471    55,471
                                         --------  --------  --------  --------
Cash flows from financing activities:
  Payments on debt.....................    (3,748)   (3,748)  (31,507)  (31,507)
  Revolving credit facility............    (4,000)   (4,000)  (28,000)  (28,000)
  Other................................     1,240     1,240     1,008     1,008
                                         --------  --------  --------  --------
Net cash used in financing activities..    (6,508)   (6,508)  (58,499)  (58,499)
                                         --------  --------  --------  --------
Cash flows from investing activities:
  Property and equipment additions.....   (30,662)  (30,662)  (27,093)  (27,093)
  Acquisitions.........................   (18,209)  (18,209)      --        --
  Decrease (increase) in other assets..   (14,054)  (14,054)    1,251     1,251
  Additions in notes receivable and
   investments.........................    (2,023)   (2,023)   (1,773)   (1,773)
  Decrease in notes receivable and
   investments.........................     4,524     4,524     1,453     1,453
  Other................................       637       637    (1,506)   (1,506)
                                         --------  --------  --------  --------
Net cash used in investing activities..   (59,787)  (59,787)  (27,668)  (27,668)
                                         --------  --------  --------  --------
Decrease in cash and cash equivalents..   (10,564)  (10,564)  (30,696)  (30,696)
Cash and cash equivalents, beginning of
 period................................    31,941    31,941    44,335    44,335
                                         --------  --------  --------  --------
Cash and cash equivalents, end of
 period................................  $ 21,377  $ 21,377  $ 13,639  $ 13,639
                                         ========  ========  ========  ========

     See Accompanying Notes to Condensed Consolidated Financial Statements.

                AMERICAN MEDICAL HOLDINGS, INC. AND SUBSIDIARIES
             AMERICAN MEDICAL INTERNATIONAL, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

  American Medical Holdings, Inc. ("Holdings") was organized in July 1989 to acquire American Medical International, Inc. ("AMI") and, together with Holdings, the ("Company"). As a result of this acquisition, Holdings is the owner of all of the outstanding shares of common stock of AMI.

  The accompanying unaudited condensed consolidated financial statements include the accounts of Holdings, AMI and all majority owned subsidiary companies and have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation, have been included in the accompanying interim financial statements. The condensed consolidated balance sheet as of August 31, 1994, was derived from the audited financial statements, but does not include all disclosures required by generally accepted accounting principles. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to the prior period's financial statements to be consistent with the current year presentation. For additional disclosure, refer to Holdings' and AMI's Annual Report on Form 10-K for the year ended August 31, 1994.

2. PLAN OF MERGER

  On October 10, 1994, Holdings, National Medical Enterprises, Inc. a Nevada corporation ("NME") and a wholly-owned subsidiary of NME ("Merger Sub"), executed an agreement and plan of merger (the "Merger Agreement"). Pursuant to the Merger Agreement, Merger Sub will merge with and into Holdings (the "Merger"). As a result of the Merger, Holdings will become a wholly-owned subsidiary of NME and the combined company will be the second-largest healthcare services company in the nation. Under terms of the Merger Agreement each outstanding share of common stock of Holdings, par value $0.01 per share, will be converted into the right to receive (i) $19.00 in cash, if the closing occurs on or before March 31, 1995, and $19.25 thereafter and (ii) 0.42 of a newly issued share of NME common stock. Under the Merger Agreement, Holdings will pay a special dividend of $0.10 per share before the effective date of the Merger. Approximately 50% of the Company's indebtedness contains put provisions whereby the holders of such debt have the right to require repayment following a change of control of the Company. The transaction has been approved by shareholders of approximately 61.4% of Holdings' outstanding shares of common stock and, therefore, further action by Holdings' shareholders is not required. The transaction is currently anticipated to close in the first quarter of calendar 1995.

3. ACQUISITIONS

  On September 1, 1994, a limited partnership, of which a wholly-owned subsidiary of AMI is general partner, acquired Hilton Head Hospital in Hilton Head, South Carolina containing 68 licensed beds. In connection with the Company's efforts to re-establish a presence in Europe, in September 1994, the Company entered into a joint venture agreement with a community organization (the "Burgergemeinde") located in Cham, Canton Zug, Switzerland. The joint venture is owned 90% by the Company and 10% by the Burgergemeinde. Under the terms of the transaction, the Company has entered into a long term lease for the land where the existing hospital is located and will renovate and remodel the existing acute care facility, construct a new 56 bed acute care wing and convert an existing structure into a medical office building. In addition, the Company plans to contract to provide management, food, physical therapy and rehabilitation services to the hospital, an on-site nursing home and an affiliated retirement community.

                AMERICAN MEDICAL HOLDINGS, INC. AND SUBSIDIARIES
             AMERICAN MEDICAL INTERNATIONAL, INC. AND SUBSIDIARIES

       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                                  (UNAUDITED)


4. ACCOUNTS RECEIVABLE

  As of November 30, 1994, and August 31, 1994, Holdings and AMI had reserves for uncollectible receivables of $100.0 million and $98.6 million, respectively.

5. COST IN EXCESS OF NET ASSETS ACQUIRED

  Cost in excess of net assets acquired is amortized over 40 years. Holdings' and AMI's cumulative amortization of cost in excess of net assets acquired as of November 30, 1994 and August 31, 1994, was $165.3 million and $157.2 million, respectively. Amortization of cost in excess of net assets acquired for Holdings and AMI was $8.1 million and $8.0 million for the three months ended November 30, 1994 and 1993, respectively.

6. LONG-TERM DEBT

  As of November 30, 1994, $262.0 million was outstanding under the Company's $600 million revolving credit facility which expires in September 1999 and presently accrues interest at 6.5%. In addition, as of November 30, 1994, $34.8 million in letters of credit were issued thereunder.

  AMI has entered into swap agreements which hedge any foreign currency gains or losses on the Company's (Pounds)37 million senior notes due February 1995, face amount $62.7 million at an interest rate of 8.0%, and the SFr.78 million bonds due March 1996, face amount $52.4 million at an interest rate of 5.15%. Such swap agreements are through the date of maturity of such debt and include the face amount of each such debt and the fixed interest rate thereof stated. At November 30, 1994 no loss would be recognized if the counter parties to these swap agreements failed to perform their obligations.

7. COMMITMENTS AND CONTINGENCIES

  Holdings and AMI are subject to claims and suits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of all pending legal proceedings will not have a material adverse effect on the business, results of operations, cash flows or financial condition of Holdings or AMI.

8. CAPITAL STOCK

  As of November 30, 1994, Holdings had 200 million shares of $0.01 par value common stock authorized. Of such shares, 77,622,233 and 77,491,000 were outstanding as of November 30, 1994, and August 31, 1994, respectively. As of November 30, 1994, Holdings had five million shares of $0.01 par value of Preferred Stock authorized, of which none were outstanding.

  Holdings is the owner of all outstanding shares of common stock of AMI. As of November 30, 1994, and August 31, 1994, AMI had 200 million shares of $0.01 par value common stock authorized of which 72,481,000 shares were outstanding.

9. NET REVENUES

  The Company's sources of revenues are primarily provided from patient services and are presented net of reserves to recognize the difference between the hospitals' established billing rates for covered services and the amount paid by third party or private payers. Patient revenues received under government and privately

               AMERICAN MEDICAL HOLDINGS, INC. AND SUBSIDIARIES
             AMERICAN MEDICAL INTERNATIONAL, INC. AND SUBSIDIARIES

       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)
                                  (UNAUDITED)

9. NET REVENUES--(CONTINUED)

sponsored insurance programs are based on cost as defined under the programs or at predetermined rates based upon the diagnosis, plus capital costs, return on equity, and other adjustments rather than customary charges. Adjustments are recorded in the period services are rendered based on estimated amounts to be reimbursed and contract interpretations, however, such adjustments are generally subject to final audit and settlement. Net revenues include adjustments for the three months ended November 30, 1994 and 1993 of $576.3 million, and $490.6 million, respectively. In management's opinion, the reserves established are adequate to cover the ultimate liabilities that may result from final settlements.

  Net revenues from Medicare/Medicaid programs represented 44% and 40% of total net revenues for the three months ended November 30, 1994 and 1993, respectively. The Company's net revenues from contracted business represented 25% and 26% of total net revenues for the three months ended November 30, 1994 and 1993, respectively.

10. MINORITY EQUITY INTEREST

  Minority equity interest expense of $1.1 million and $1.8 million for the three months ended November 30, 1994 and 1993, respectively, is presented net of income taxes in the accompanying condensed consolidated statements of income.

11. SUPPLEMENTAL CASH FLOW INFORMATION

  The Company paid income taxes (net of refunds) of $1.3 million and $0.6 million for the three months ended November 30, 1994 and 1993, respectively. The Company paid interest (net of capitalized costs) for the three months ended November 30, 1994 and 1993 of $19.9 million and $19.3 million, respectively. Capitalized interest costs were $0.4 million and $0.6 million for the three months ended November 30, 1994 and 1993, respectively. Interest income was $0.6 million and $0.8 million for the three months ended November 30, 1994 and 1993.

  In conjunction with the acquisition of Hilton Head Hospital in September 1994 by a limited partnership, of which a wholly-owned subsidiary of AMI is general partner, the Company recorded net assets of $14.6 million.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------


  NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE NOTES OFFERED HEREBY OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE NOTES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUM-STANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    2
Prospectus Summary........................................................    4
Risk Factors..............................................................   11
The Merger and Financing..................................................   17
Use of Proceeds...........................................................   21
Historical and Pro Forma Capitalization...................................   21
Pro Forma Financial Information...........................................   22
Supplemental Discussion of Adjusted Results of Operations of NME..........   30
Selected Operating Statistics.............................................   36
Selected Historical Financial Information of NME..........................   37
Management's Discussion and Analysis of Financial Condition and Results of
 Operations of NME........................................................   39
Selected Historical Financial Information of AMH..........................   48
Management's Discussion and Analysis of Financial Condition and Results of
 Operations of AMH........................................................   50
Healthcare Industry Overview..............................................   56
Business..................................................................   57
Management................................................................   78
Description of Notes......................................................   81
Description of the New Credit Facility....................................  105
Underwriting..............................................................  107
Legal Matters.............................................................  108
Experts...................................................................  108
Index to Financial Statements.............................................  F-1


- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                $1,200,000,000


                      NATIONAL MEDICAL ENTERPRISES, INC.

                                 $300,000,000
                                   % SENIOR
                                NOTES DUE 2002

                                 $900,000,000
                                   % SENIOR
                          SUBORDINATED NOTES DUE 2005


                              ------------------

                                  PROSPECTUS

                              ------------------


                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                              MERRILL LYNCH & CO.

                             MORGAN STANLEY & CO.
                                 INCORPORATED

                             SALOMON BROTHERS INC

                         J. P. MORGAN SECURITIES INC.

                           BT SECURITIES CORPORATION

                               SMITH BARNEY INC.

                              BA SECURITIES, INC.



- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated except the SEC registration fee and the NASD filing fee. The Company will bear all of such expenses.

      SEC registration fee.......................................... $  413,796
      NASD filing fee...............................................     30,500
      Rating Agency Fee.............................................    100,000
      Blue sky fees and expenses....................................     25,000
      Printing and engraving expenses...............................    330,000
      Legal fees and expenses.......................................  1,250,000
      Accounting fees and expenses..................................    150,000
      Trustee fees..................................................     10,000
      Miscellaneous.................................................     50,000
                                                                     ----------
          Total..................................................... $2,359,296
                                                                     ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 78.751 of the Nevada General Corporation Law ("Nevada Law") provides generally and in pertinent part that a Nevada corporation may indemnify its directors and officers against expenses, judgments, fines, and settlements actually and reasonably incurred by them in connection with any civil suit or action, except actions by or in the right of the corporation, or any administrative or investigative proceeding if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful. Section 78.751 further provides that, in connection with the defense or settlement of any action by or in the right of the corporation, a Nevada corporation may indemnify its directors and officers against expenses actually and reasonably incurred by them if, in connection with the matters in issue, they acted in good faith, in a manner they reasonably believed to be in, or not opposed to, the best interest of the corporation. Section 78.751 further permits a Nevada corporation to grant its directors and officers additional rights of indemnification through by-law provisions and otherwise.

  Article X of the Restated Articles of Incorporation, as amended, of the Registrant and Article X of the Restated By-Laws, as amended, of the Registrant provide that the Registrant shall indemnify its directors and officers to the fullest extent permitted by Nevada Law. The Registrant has entered into indemnification agreements with each of its directors and executive officers. Such indemnification agreements are intended to provide a contractual right to indemnification, to the maximum extent permitted by law, for expenses (including attorneys' fees), judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by the person to be indemnified in connection with any proceeding (including, to the extent permitted by applicable law, any derivative action) to which they are, or are threatened to be made, a party by reason of their status in such positions. Such indemnification agreements do not change the basic legal standards for indemnification set forth under Nevada Law or the Restated Articles of Incorporation, as amended, of the Registrant. Such agreements are intended to be in furtherance, and not in limitation of, the general right to indemnification provided in the Registrant's Restated Articles of Incorporation, as amended.

  Section 78.037 of the Nevada Law provides that the articles of incorporation may contain a provision eliminating or limiting the personal liability of a director or officer to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct or a knowing violation of law, or (ii) under Section 78.300 of the Nevada Law (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock).

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16. EXHIBITS

  (a) Exhibits

       1.1* Form of Underwriting Agreement between NME and the Underwriters
       2.1* Agreement and Plan of Merger, dated as of October 10, 1994, by and among NME, AMH Acquisition Co. and American Medical Holdings,
             Inc. (incorporated by reference to Exhibit 2(A) to NME's
             Quarterly Report on Form 10-Q for the fiscal quarter ended August
             31, 1994)
       3.1* Restated By-Laws of NME, as amended September 28, 1994
       4.1* Form of Indenture between NME and Bank of New York, as Trustee, relating to the Senior Notes (including the form of certificate representing the Senior Notes)
       4.2* Form of Indenture between NME and Bank of New York, as Trustee, relating to the Senior Subordinated Notes (including the form of certificate representing the Senior Subordinated Notes)
       5.1* Opinion of Scott M. Brown, Esq.
      11.1* Statement of Computation of Per Share Earnings for the three fiscal years ended May 31, 1994 (incorporated by reference to Exhibit 11 to NME's Annual Report on Form 10-K for the fiscal year ended May 31, 1994)
      11.2* Statement of Computation of Per Share Earnings for the three months ended November 30, 1993 and 1994 (incorporated by reference to Exhibit 11 to NME's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 1994).
      11.3* Statement of Computation of Pro Forma Per Share Earnings for the fiscal year ended May 31, 1994 and the six months ended November
             30, 1993 and 1994.
      12.1* Statement of Computation of Ratios of Earnings to Fixed Charges
      12.2* Statement of Computation of Pro Forma Ratios of Earnings to Fixed
             Charges
      23.1* Consent of Scott M. Brown, Esq. (to be included in the opinion filed as Exhibit 5.1)
      23.2* Consent of KPMG Peat Marwick LLP
      23.3* Consent of Price Waterhouse LLP
      23.4* Consent of Robert W. O'Leary
      23.5* Consent of John T. Casey
      23.6* Consent of Thomas J. Pritzker
      24.1* Power of Attorney
      25.1* Statement of Eligibility of Bank of New York, as Trustee with respect to the Senior Notes
      25.2* Statement of Eligibility of Bank of New York, as Trustee with respect to the Senior Subordinated Notes
      27.1* Financial Data Schedule (incorporated by reference to Exhibit 27.1 to NME's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 1994)

- --------
*  Previously filed.

ITEM 17. UNDERTAKINGS.

  (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

  (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Nevada Law, the Restated Articles of Incorporation, and the Restated Bylaws, as amended, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (d) The Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 4 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, State of California on February 21, 1995.

                                          NATIONAL MEDICAL ENTERPRISES, INC.

                                          By:     /s/ Scott M. Brown
                                            ___________________________________
                                                      Scott M. Brown
                                             Senior Vice President, Secretary
                                                    and General Counsel

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              SIGNATURE                              TITLE                 DATE
              ---------                              -----                 ----

                  *                   Chairman of the Board of Directors
 ------------------------------------  and Chief Executive Officer
         Jeffrey C. Barbakow           (Principal Executive Officer)

                  *                   President, Chief Operating Officer
 ------------------------------------  and Director
        Michael H. Focht, Sr.

                  *                   Senior Vice President and Chief
 ------------------------------------  Financial Officer
         Raymond L. Mathiasen          (Principal Financial and
                                       Accounting Officer)

                  *                   Director
 ------------------------------------
          Bernice B. Bratter

                  *                   Director
 ------------------------------------
          Maurice J. DeWald

                 *                   Director
 ------------------------------------
           Peter de Wetter

                  *                   Director
 ------------------------------------
         Edward Egbert, M.D.

                  *                   Director
 ------------------------------------
            Raymond A. Hay

              SIGNATURE                 TITLE            DATE
              ---------                 -----            ----

                  *                   Director
 ------------------------------------
            Lester B. Korn

                  *                   Director
 ------------------------------------
         James P. Livingston

                  *                   Director
 ------------------------------------
         Richard S. Schweiker

*By: /s/ Scott M. Brown                                  February 21, 1995
    --------------------------
         Scott M. Brown
        Attorney-in-fact

                                 EXHIBIT INDEX

                                                                          SEQUENTIALLY
 EXHIBIT                                                                    NUMBERED
 NUMBER                            DESCRIPTION                                PAGE
 -------                           -----------                            ------------
    1.1* Form of Underwriting Agreement between NME and the
          Underwriters
    2.1* Agreement and Plan of Merger, dated as of October 10, 1994, by and among NME, AMH Acquisition Co. and American Medical
          Holdings, Inc. (incorporated by reference to Exhibit 2(A) to
          NME's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 1994)
    3.1* Restated By-Laws of NME, as amended September 28, 1994
    4.1* Form of Indenture between NME and Bank of New York, as
          Trustee, relating to the Senior Notes (including the form of certificate representing the Senior Notes)
    4.2* Form of Indenture between NME and Bank of New York, as
          Trustee, relating to the Senior Subordinated Notes (including the form of certificate representing the Senior Subordinated
          Notes)
    5.1* Opinion of Scott M. Brown, Esq.
   11.1* Statement of Computation of Per Share Earnings for the three fiscal years ended May 31, 1994 (incorporated by reference to
          Exhibit 11 to NME's Annual Report on Form 10-K for the fiscal year ended May 31, 1994)
   11.2* Statement of Computation of Per Share Earnings for the three months ended November 30, 1993 and 1994 (incorporated by
          reference to Exhibit 11 to NME's Quarterly Report on Form 10-
          Q for the fiscal quarter ended November 30, 1994).
   11.3* Statement of Computation of Pro Forma Per Share Earnings for
          the fiscal year ended May 31, 1994 and the six months ended
          November 30, 1993 and 1994.
   12.1* Statement of Computation of Ratios of Earnings to Fixed
          Charges
   12.2* Statement of Computation of Pro Forma Ratios of Earnings to
          Fixed Charges
   23.1* Consent of Scott M. Brown, Esq. (to be included in the opinion filed as Exhibit 5.1)
   23.2* Consent of KPMG Peat Marwick LLP
   23.3* Consent of Price Waterhouse LLP
   23.4* Consent of Robert W. O'Leary
   23.5* Consent of John T. Casey
   23.6* Consent of Thomas J. Pritzker
   24.1* Power of Attorney
   25.1* Statement of Eligibility of Bank of New York, as Trustee with respect to the Senior Notes
   25.2* Statement of Eligibility of Bank of New York, as Trustee with respect to the Senior Subordinated Notes
   27.1* Financial Data Schedule (incorporated by reference to Exhibit
          27.1 to NME's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 1994)

- --------
*  Previously filed.